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INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS Marine Harvest ASA and its subsidiaries

As confidentially submitted to the Securities and Exchange Commission on January 17, 2014.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Commission File No.            -

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended
Or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

MARINE HARVEST ASA
(Exact name of Registrant as specified in its charter)

Norway (State or other jurisdiction of incorporation or organization)	2092/4 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

P.O. Box 4102 Sandviken
5835 Bergen, Norway
Telephone: + 47 21 56 23 00
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Copies to:
James A. McDonald Skadden, Arps, Slate, Meagher and Flom (UK) LLP 40 Bank Street London E14 5DS Telephone: +44 20 7519 7000 Facsimile: +44 20 7519 7070

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 1 ordinary share, having a nominal value NOK 7.5 per share	New York Stock Exchange
Ordinary shares, having a nominal value of NOK 7.5 per share*	New York Stock Exchange (for listing purposes only)*

*
Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

           Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐    No ☒

           If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☐

           Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐    No ☒

           Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐    No ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

           Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

           If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 ☐    Item 18 ☐

           If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☐

           (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

           Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐    No ☐

i

 EXPLANATORY NOTE

        In this registration statement, the "company," the "Group," "we," "us" and "our" refer to Marine Harvest ASA or Marine Harvest ASA and its consolidated subsidiaries, as the context may require. We received regulatory approval for our acquisition of Morpol ASA, or Morpol, a leading seafood producer, on September 30, 2013. As of November 12, 2013 we acquired 100% of Morpol. For the purposes of this registration statement, we define consolidated subsidiaries to exclude Morpol unless otherwise disclosed and any discussion of our secondary processing operations excludes Morpol unless otherwise noted.

        We are applying to register the ordinary shares underlying our American Depositary Shares, or ADSs, under the Securities Exchange Act of 1934. This registration statement describes us and the ADSs, which may be represented by American Depositary Receipts, or ADRs, for trading on the New York Stock Exchange, or NYSE. Our ordinary shares are currently listed on the Oslo Stock Exchange, or OSE. On January 20, 2014, we conducted a reverse share split at a ratio of 10:1. The number of shares set forth herein reflect this reverse split, except where noted or where information presented relates to pre-January 21, 2014 periods. We prepare our financial statements included in this registration statement in accordance with the International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB.

        We present our consolidated financial statements in Norwegian krone. All references in this registration statement to "krones" or "NOK" are to Norwegian krone, the legal currency of Norway, unless otherwise noted. Solely for convenience and unless otherwise indicated, certain NOK amounts have been translated into U.S. dollars at a rate of NOK 6.156 to U.S.$1.00, the official exchange rate quoted as of January 10, 2014 as the Noon Buying Rate certified by the Federal Reserve Bank of New

ii

York for customs purposes. All references in this registration statement to (i) "USD" or "U.S. dollar" are to the legal currency of the United States; (ii) "EUR" or "Euro" are to the legal currency of participating member states for the purposes of the European Monetary Union; (iii) "GBP" or "pound sterling" are to the legal currency of England and Wales; (iv) "CAD" or "Canadian dollar" are to the legal currency of Canada; (v) "JPY" or "Japanese yen" are to the legal currency of Japan; (vi) "DKK" or "Danish krone" are to the legal currency of Denmark and (vii) "CLP" or "Chilean peso" are to the legal currency of Chile.

        Unless otherwise indicated, all sources for industry data and statistics are estimates or forecasts contained in or derived from internal or industry sources we believe to be reliable. Market data used throughout this registration statement were obtained from independent industry publications and other publicly available information. Such data, as well as internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified. In addition, in certain cases we have made statements in this registration statement regarding our industry and our position in the industry based on our experience and our own investigation of market conditions.

        Market data and statistics are inherently predictive and speculative and are not necessarily reflective of actual market conditions. Such statistics are based on market research, which itself is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market. In addition, the value of comparisons of statistics for different markets is limited by many factors, including that (i) the markets are defined differently, (ii) the underlying information was gathered by different methods and (iii) different assumptions were applied in compiling the data. Accordingly, the market statistics included in this registration statement should be viewed with caution and no representation or warranty is given by any person as to their accuracy.

        Some of the fishing and fish farming industry information, statistics and charts contained in this registration statement and in particular in the section "Item 4. Information on the Company" have been compiled by Kontali Analyse AS, a fish farming industry consultant. Kontali Analyse AS is not an expert that has been commissioned to prepare any report in connection with this registration statement.

        As a result of rounding adjustments, the figures or percentages in a column may not add up to the total for that column.

iii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This registration statement on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections titled "Item 3. Key Information," "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects." Some of these forward-looking statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "plan," "project," "predict," "will" and similar expressions. These forward-looking statements include statements relating to:

  •
  our goals and strategies;

  •
  our ability to increase or otherwise vary our harvest volume in the short or long term and our expected investments in working capital;

  •
  the expected trends in global demand for seafood;

  •
  capacity to expand salmon production in Norway;

  •
  our ability to complete the construction (timely or at all) and the expected performance of the fish feed plant which we are constructing;

  •
  the expected benefits from our acquisition and integration of Morpol ASA and divestiture of some of Morpol ASA's Scottish operations;

  •
  the expected trends in the seafood industry, globally and regionally;

  •
  the expected trends in human population growth;

  •
  our ability to control or mitigate biological risks, including fish diseases and sea lice, through the use of vaccines, treatment or otherwise;

  •
  expected developments in the cost and availability of fish feed raw materials;

  •
  our ability to implement (successfully or at all) our restructuring initiatives;

  •
  climate change;

  •
  our expected capital expenditures and commitments;

  •
  our ability to maintain access to quality fish feed;

  •
  future movements in the price of salmon and other seafood;

  •
  our ability to effectively manage the impact of escapes and predation on our stock;

  •
  our ability to maintain our relationships with suppliers;

  •
  our ability to continue to develop new and attractive products;

  •
  our ability to overcome any interruptions to the operations of our farms or our primary or secondary processing facilities;

  •
  our ability to uphold our image and reputation;

  •
  our future business development, results of operations and financial condition;

  •
  competition in our industry;

  •
  our ability to retain our senior management team;

  •
  the prospects of the Chilean salmon industry;

  •
  fluctuations in exchange rates and interest rates;

  •
  our ability meet our research and development plans and expectations; and

  •
  developments in, or changes to, the laws, regulation and governmental policies governing our business and industry.

        The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, such factors are described in "Item 3. Key Information—D. Risk Factors" in this registration statement.

        These forward-looking statements speak only as of the date of this registration statement. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The factors set forth in "Item 3. Key Information—D. Risk Factors" that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this registration statement should not be construed as exhaustive. You should read this registration statement and the documents filed as exhibits to it completely and with the understanding that our actual future results may be materially different from our expectations.

 PART I

ITEM 1.    Identity of Directors, Senior Management and Advisers.

A.  Directors and Senior Management.

        See "Item 6. Directors, Senior Management and Employees."

B.  Advisers.

        Not applicable.

C.  Auditors.

        See "Item 10. Additional Information—G. Statements by Experts."

ITEM 2.    Offer Statistics and Expected Timetable.

        Not applicable.

ITEM 3.    Key Information.

A.  Selected Financial Data.

        The following tables set forth our selected consolidated financial and other data. You should read the following selected consolidated financial and other data together with the information in "Item 5. Operating and Financial Review and Prospects" and "Item 3. Key Information—D. Risk Factors," and our consolidated financial statements and the related notes included elsewhere in this registration statement. Historical results are not indicative of the results to be expected in the future. Our financial statements have been prepared in accordance with IFRS as published by the IASB.

        The selected consolidated financial data as of and for the six months ended June 30, 2013 and 2012 have been derived from our unaudited consolidated interim financial statements for those periods, which are included elsewhere in this registration statement. The selected consolidated financial data as of and for the years ended December 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements for those periods, which are included elsewhere in this registration statement. The selected consolidated financial data as of and for the years ended December 31, 2009 and 2008 have been derived from our unaudited consolidated financial statements for those periods. The unaudited consolidated interim financial statements and the notes thereto have been condensed, but contain all adjustments, including adjustments of a normal and recurring nature, necessary for a fair presentation of our financial position and results of operations. The results for the six months ended June 30, 2013 are not necessarily indicative of the results to be expected for the entire year ending December 31, 2013. Accordingly, the unaudited consolidated interim financial statements and notes thereto should be read in conjunction with our annual audited consolidated financial statements.

        The financial information below includes certain non-IFRS measures used to evaluate our economic and financial performance. These measures are not identified as accounting measures under IFRS and therefore should not be considered as an alternative measure to evaluate our performance.

        Gutted weight equivalent, or GWE, statistic measures the weight of the fish with head on, gutted.

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
	(in NOK million, except for per share and number of shares data)
Consolidated Income Statement Data:
Revenue and other income	8,165.6	7,778.0	15,463.5	16,132.8	15,281.2	14,619.5	13,486.9
Cost of materials	-4,148.8	-4,851.5	-9,666.5	-8,398.6	-7,732.0	-8,796.6	-8,654.4
Fair value uplift on harvested fish	-1,865.9	-850.9	-1,597.5	-3,260.1	-4,370.3	-3,023.0	-1,689.2
Fair value adjustment on biological assets	2,649.0	930.2	1,993.5	949.3	5,882.8	3,415.7	1,443.6
Salary and personnel expenses	-1,161.2	-1,127.2	-2,418.7	-2,177.8	-2,202.5	-2,167.4	-2,139.8
Other operating expenses	-1,139.9	-1,027.4	-2,163.5	-2,063.2	-1,502.5	-1,448.2	-1,393.8
Depreciation and amortization	-346.8	-338.5	-677.2	-666.7	-653.0	-687.7	-685.3
Provision for onerous contracts	-99.0	19.0	-6.1	-5.8	-14.3	—	—
Restructuring costs	-237.9	—	-0.8	-21.8	-4.4	-169.5	-241.0
Other non-operational items	-74.4	—	—	—	—	—	—
Income/loss from associated companies	57.1	23.0	83.6	-15.0	194.9	83.9	0.9
Impairment losses	-2.7	-1.2	-0.5	-67.0	-5.0	-373.1	-1,579.4

Earnings before interest and taxes (EBIT)	1,795.1	553.4	1,009.8	406.0	4,874.9	1,453.5	-1,451.5
Interest expenses	-279.3	-189.8	-382.8	-405.8	-380.3	-404.3	-485.4
Net currency effects	-179.6	246.0	523.3	236.4	366.7	682.0	-844.6
Other financial items	-81.7	-193.7	-320.0	342.9	-195.3	35.1	-451.5

Earnings before taxes (EBT)	1,254.4	415.9	830.3	579.5	4,666.0	1,766.3	-3,233.0
Taxes	-407.2	-117.2	-389.0	-46.7	-1,254.3	-381.7	399.6

Profit or loss for the period	847.3	298.7	441.3	532.8	3,411.7	1,384.6	-2,833.4

Profit or loss for the period attributable to:
Non-controlling interests	10.3	-1.4	4.0	5.5	30.5	5.9	0.6
Owners of Marine Harvest ASA	837.0	300.2	437.3	527.3	3,381.2	1,378.7	-2,834.0
Weighted average number of shares, basic and diluted (in millions of shares)	3,747.9	3,580.7	3,586.4	3,579.3	3,574.9	3,536.0	3,478.9
Earnings per share—basic and diluted (in NOK/share)	0.22	0.08	0.12	0.15	0.95	0.39	-0.81
Dividends per share (in NOK)	0.10	—	—	0.80	0.60	—	—
Dividends per share (in USD)(1)	0.02	—	—	0.14	0.09	—	—

(1)
The conversions are provided solely for convenience of the reader and were calculated using the NOK to USD closing rate on the date of the dividend payment, using the official exchange rate quoted by the Noon Buying Rate certified by the Federal Reserve Bank of New York for customs purposes.

	As of June 30,		As of December 31,
	2013	2012	2012	2011	2010	2009	2008
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
	(in NOK million)
Consolidated Statement of Financial Position:
Inventory	760.7	791.9	819.7	783.0	775.8	742.7	1,074.5
Biological assets	7,043.7	5,607.2	6,207.9	6,239.3	8,034.0	5,688.9	5,866.9
Trade receivables	1,871.6	1,633.2	1,782.0	1,914.9	1,844.9	1,672.1	1,903.4
Other receivables	607.5	544.7	592.7	609.8	814.7	551.6	532.4
Cash	858.3	314.4	335.3	279.1	318.9	172.2	372.6

Total current assets	11,141.8	8,891.4	9,737.6	9,826.1	11,788.3	8,827.5	9,749.8

Total assets	26,231.7	21,665.3	23,317.4	22,747.3	24,295.9	20,745.4	22,986.7

Total equity	12,399.1	11,008.1	11,688.6	10,813.4	13,134.1	11,722.6	9,804.3
Total non-current liabilities	10,233.1	7,871.9	8,296.9	9,028.2	8,120.1	6,453.3	7,667.9
Total current liabilities	3,599.5	2,785.2	3,331.9	2,905.7	3,041.8	2,569.5	5,514.5

Total equity and liabilities	26,231.7	21,665.3	23,317.4	22,747.3	24,295.9	20,745.4	22,986.7

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Other Financial and Operating Data:
Harvest Volume (in tons GWE)
Salmon of Norwegian origin	100,847	126,764	255,306	217,510	202,455
Salmon of Scottish origin	22,896	20,561	40,261	50,174	33,136
Salmon of Canadian origin	21,164	21,210	40,217	33,917	33,576
Salmon of Chilean origin	8,259	19,365	40,222	25,960	9,868
Salmon of Irish origin	2,864	4,375	9,407	9,332	10,556
Salmon of Faroese origin	3,443	3,586	6,893	5,927	5,419

Total harvest volume	159,473	195,861	392,306	342,820	295,010

Average price achievement(1)	94%	104%	105%	110%	96%
Contract coverage(2)	34%	30%	33%	43%	49%
Quality—superior share(3)	86%	89%	91%	92%	89%
	(in NOK million except percentages)
Segment Operational EBIT—Farming	1,361.8	365.2	415.1	2,489.6	2,905.2
Segment Operational EBIT—Markets	129.1	192.6	344.2	228.3	230.8
Segment Operational EBIT—VAP Europe	10.6	-10.4	5.8	107.9	151.5
Segment Operational EBIT—Other	-97.0	-40.8	-121.7	-108.4	-96.1

Group Operational EBIT(4)	1,383.3	506.6	643.4	2,717.3	3,191.3

ROCE(5)	15.6%	5.6%	3.9%	16.8%	21.7.%
NIBD/equity(6)	47.2%	47.0%	46.0%	59.8%	39.7%

(1)
Our average price achievement ranks the prices that we are able to achieve on our products against a salmon price index. The achievement is measured against NOS/Fish Pool for salmon of Norwegian and Faroese origin, a derived NOS/Fish Pool (NOS/Fish Pool plus a margin) for salmon of Scottish origin and Urner Barry for salmon of Canadian and Chilean origin. NOS/Fish Pool is an index of prices for Norwegian salmon provided by NOS Clearing ASA, a subsidiary of NASDAQ OMX Group Inc. Urner Barry provides reference prices for Chilean salmon in Miami and North American salmon in Seattle. The reference prices are spot prices for superior quality salmon, while our achieved price is a blend of spot and contract price for all qualities. The average price achievement demonstrates our ability to sell our products at above market rates and is thus important for understanding our performance. In situations where contract prices deviate from spot prices or the quality of our sold fish is low, our achieved price will deviate from the reference price.

(2)
The contract coverage represents the percentage of our products that was sold pursuant to contracts. For this purpose, a contract is defined as a commitment to sell our salmon at a fixed price for a period of three months or longer.

(3)
Superior share of salmon is the percentage of salmon harvested that is classified as superior grade salmon divided by the total volume of harvested salmon. If salmon for some reason, e.g., pale color or scale loss, cannot be classified as a superior product, it is downgraded and sold as a production or ordinary grade product at a lower price.

(4)
Operational EBIT.    Operational EBIT at Group level is a non-IFRS financial measure. Refer to the section below for how we define Operational EBIT and reconcile it to earnings before interest and taxes, or EBIT.

(5)
ROCE.    Return on Capital Employed, or ROCE, is a non-IFRS financial measure. Refer to the section below for how we define and calculate ROCE.

(6)
NIBD/equity.    NIBD/equity is a non-IFRS financial measure. Refer to the section below for how we define and calculate NIBD/equity.

Non-IFRS Financial Measures

        Operational EBIT.    Operational EBIT at Group level and by country of origin is a non-IFRS financial measure, calculated by excluding each of the following items from EBIT as set forth in our consolidated statement of income prepared in accordance with IFRS: change in unrealized salmon derivatives (at Group level only), fair value uplift on harvested fish, fair value adjustment on biological assets, provision for onerous contracts, restructuring costs, income/loss from associated companies, impairment losses and other non-operational items (accrual for contingent liabilities and provisions). We exclude these items from our EBIT as we believe they affect the comparability of our operational performance from period to period, given their non-operational or non-recurring nature. Operational EBIT is used by management, analysts, rating agencies and investors in assessing our performance. Accordingly, we believe that the presentation of Operational EBIT provides useful information to investors. Our use of Operational EBIT should not be viewed as an alternative to EBIT or to profit or loss for the year, which are measures calculated in accordance with IFRS. Operational EBIT has limitations as an analytical tool in comparison to EBIT or other profit and loss measures prepared in accordance with IFRS. Some of these limitations are: (i) it does not reflect the impact of earnings or charges that we consider not to be indicative of our on-going operations, (ii) it does not reflect interest and income tax expense; and (iii) other companies, including other companies in our industry, may calculate Operational EBIT differently than we do, limiting its usefulness as a comparative measure. Our Operational EBIT is reconciled to EBIT below.

        ROCE.    ROCE is a non-IFRS financial measure, calculated by dividing Adjusted EBIT by average capital employed. Adjusted EBIT is calculated as EBIT, as set forth in our consolidated statement of income prepared in accordance with IFRS, adjusted for fair value uplift on harvested fish, fair value adjustment on biological assets, provision for onerous contracts and other non-operational items (accrual for contingent liabilities and provisions). Average capital employed is calculated as average of the beginning of the period and end of the period capital employed. Capital employed is the sum of net interest bearing debt, or NIBD, as of the end of the period plus equity as of the end of the period adjusted for fair value adjustment on biological assets, provision for onerous contracts and, for the six months ended June 30, 2013 and year ended December 31, 2012, investment in Morpol ASA, or Morpol. The investment in Morpol was excluded from the calculation of capital employed as until the acquisition of Morpol was cleared by the relevant competition authorities, we were unable to consolidate Morpol's financial results into our financial statements. Our NIBD as of the end of a period (for purposes of calculating average NIBD) is equal to our total non-current interest-bearing debt minus our total cash and plus our current interest-bearing debt. We use ROCE to measure the return on capital employed, regardless of whether the financing is through equity or debt. In our view, this measure provides useful information for both management and our investors about our performance during periods under evaluation. We believe that the presentation of ROCE provides useful information to investors because ROCE can be used to determine whether capital invested in us yields competitive returns. In addition, achievement of predetermined targets relating to ROCE is one of the factors we take into account in determining the amount of performance-based compensation paid to our management. Our use of ROCE should not be viewed as an alternative to EBIT or to profit or loss for the year, which are measures calculated in accordance with IFRS or ratios based on these figures. The usefulness of ROCE is also inherently limited by the fact that it is a ratio and thus does not provide information as to the absolute amount of our income, debt or equity. It also excludes certain items from the calculation and other companies may use a similar measure but calculate it differently. A table setting forth our calculation of ROCE is set forth below.

        NIBD/equity.    NIBD/equity is a non-IFRS financial measure. Management employs NIBD divided by total equity, as set forth in our consolidated financial statements, to assess our liquidity and financial position. Our NIBD as of the end of a period is equal to our total interest-bearing debt minus our total cash and plus our current interest-bearing debt, in each case as set forth in our consolidated statement of financial position. Management, analysts, rating agencies and investors use our NIBD/equity ratio to assess our liquidity and measure our cash flow. The usefulness of NIBD/equity is inherently limited by the fact that it is a ratio and thus does not provide information as to the absolute amounts of our debt or equity. A table setting forth our calculation of NIBD/equity is set forth below.

        The following table reconciles our Group Operational EBIT to EBIT in NOK million for the six months ended June 30, 2013 and 2012, and years ended December 31, 2012, 2011 and 2010:

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)
	(in NOK million)
Group Operational EBIT	1,383.3	506.6	643.4	2,717.3	3,191.3
Change in unrealized salmon derivatives	-14.5	-73.3	-105.8	-109.3	—
Fair value uplift on harvested fish	-1,865.9	-850.9	-1,597.5	-3,260.1	-4,370.3
Fair value adjustment on biological assets	2,649.0	930.2	1,993.5	949.2	5,882.8
Provision for onerous contracts	-99.0	19.0	-6.1	-5.8	-14.3
Restructuring costs	-237.9	—	-0.8	-21.8	-4.4
Income/loss from associated companies	57.1	23.0	83.6	-15.0	194.9
Impairment losses	-2.7	-1.2	-0.5	-67.0	-5.0
Other non-operational items	-74.4	—	—	—	—

Group earnings before interest and taxes (EBIT)	1,795.1	553.4	1,009.8	406.0	4,874.9

        The following table reconciles Group level Operational EBIT to EBIT in NOK per kilogram for the six months ended June 30, 2013 and 2012, and years ended December 31, 2012, 2011 and 2010:

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)
	(NOK per kg)
Group Operational EBIT	8.67	2.59	1.64	7.93	10.82
Change in unrealized salmon derivatives	-0.09	-0.37	-0.27	0.32	—
Fair value uplift on harvested fish	16.61	4.74	5.08	2.77	19.94
Fair value adjustment on biological assets	-11.70	-4.34	-4.07	-9.51	-14.81
Provision for onerous contracts	-0.62	0.10	-0.02	-0.02	-0.05
Restructuring costs	-1.49	—	—	-0.06	-0.01
Income/loss from associated companies	0.36	0.12	0.21	-0.04	0.66
Impairment losses	-0.02	-0.01	—	-0.20	-0.02
Other non-operational items	-0.47	—	—	—	—

Group EBIT	11.26	2.83	2.57	1.18	16.52

        The following table reconciles Operational EBIT to EBIT for salmon of Norwegian origin in NOK million for the six months ended June 30, 2013 and 2012, and years ended December 31, 2012, 2011 and 2010:

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)
	(in NOK million)
Operational EBIT—Salmon of Norwegian Origin	1,056.9	425.6	823.5	1,990.6	2,462.2
Fair value uplift on harvested fish	1,480.9	660.4	1,767.3	223.4	4,132.5
Fair value adjustment on biological assets	-1,216.6	-546.5	-1,238.5	-1,961.1	-3,154.5
Provision for onerous contracts	-67.0	-0.1	-12.5	7.9	-8.5
Restructuring costs	—	—	—	—	—
Income/loss from associated companies	57.1	23.0	82.7	-15.0	194.9
Impairment losses	—	-0.4	-1.4	-5.1	-3.9
Other non-operational items	—	—	—	—	—

EBIT—Salmon of Norwegian Origin	1,311.2	561.9	1,421.1	240.5	3,622.7

        The following table reconciles Operational EBIT to EBIT for salmon of Norwegian origin in NOK per kilogram for the six months ended June 30, 2013 and 2012, and years ended December 31, 2012, 2011 and 2010:

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)
	(in NOK per kg)
Operational EBIT—Salmon of Norwegian Origin	10.48	3.36	3.23	9.15	12.16
Fair value uplift on harvested fish	14.68	5.21	6.92	1.03	20.41
Fair value adjustment on biological assets	-12.06	-4.31	-4.85	-9.02	-15.58
Provision for onerous contracts	-0.66	—	-0.05	0.04	-0.04
Restructuring costs	—	—	—	—	—
Income/loss from associated companies	0.57	0.18	0.32	-0.07	0.96
Impairment losses	—	—	-0.01	-0.02	-0.02
Other non-operational items	—	—	—	—	—

EBIT—Salmon of Norwegian Origin	13.00	4.43	5.57	1.11	17.89

        The following table reconciles Operational EBIT to EBIT for salmon of Scottish origin in NOK million for the six months ended June 30, 2013 and 2012, and years ended December 31, 2012, 2011 and 2010:

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)
	(in NOK million)
Operational EBIT—Salmon of Scottish Origin	255.9	132.0	153.0	519.3	313.3
Fair value uplift on harvested fish	497.3	93.5	268.1	488.1	683.1
Fair value adjustment on biological assets	-366.5	-171.4	-276.3	-693.1	-423.1
Provision for onerous contracts	-28.7	19.3	6.4	-13.2	-5.9
Restructuring costs	—	—	—	—	-6.2
Income/loss from associated companies	—	—	0.2	—	—
Impairment losses	—	-0.1	0.3	-0.6	-1.6
Other non-operational items	—	—	—	—	—

EBIT—Salmon of Scottish Origin	358.1	73.3	151.8	300.5	559.6

        The following table reconciles Operational EBIT to EBIT for salmon of Scottish origin in NOK per kilogram for the six months ended June 30, 2013 and 2012 and years ended December 31, 2012, 2011 and 2010:

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)
	(in NOK per kg)
Operational EBIT—Salmon of Scottish Origin	11.18	6.42	3.80	10.35	9.45
Fair value uplift on harvested fish	21.72	4.55	6.66	9.73	20.61
Fair value adjustment on biological assets	-16.01	-8.33	-6.86	-13.81	-12.77
Provision for onerous contracts	-1.25	0.94	0.16	-0.26	-0.18
Restructuring costs	—	—	—	—	-0.19
Income/loss from associated companies	—	—	0.01	—	—
Impairment losses	—	—	0.01	-0.01	-0.05
Other non-operational items	—	—	—	—	—

EBIT—Salmon of Scottish Origin	15.64	3.57	3.77	5.99	16.89

        The following table reconciles Operational EBIT to EBIT for salmon of Canadian origin in NOK million for the six months ended June 30, 2013 and 2012, and years ended December 31, 2012, 2011 and 2010:

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)
	(in NOK million)
Operational EBIT—Salmon of Canadian Origin	211.0	-44.6	-140.1	39.6	224.4
Fair value uplift on harvested fish	430.4	101.6	-6.7	-38.3	506.8
Fair value adjustment on biological assets	-205.3	-49.5	-9.9	-198.7	-401.7
Provision for onerous contracts	—	-0.2	—	—	—
Restructuring costs	—	—	-0.8	-23.4	—
Income/loss from associated companies	—	—	—	—	—
Impairment losses	—	-0.5	-2.2	-54.5	-4.4
Other non-operational items	—	—	—	—	—

EBIT—Salmon of Canadian Origin	436.0	6.8	-159.6	-275.2	325.0

        The following table reconciles Operational EBIT to EBIT for salmon of Canadian origin in NOK per kilogram for the six months ended June 30, 2013 and 2012 and years ended December 31, 2012, 2011 and 2010:

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)
	(in NOK per kilogram)
Operational EBIT—Salmon of Canadian Origin	9.97	-2.10	-3.48	1.17	6.68
Fair value uplift on harvested fish	20.33	4.79	-0.17	-1.13	15.09
Fair value adjustment on biological assets	-9.70	-2.33	-0.25	-5.86	-11.97
Provision for onerous contracts	—	-0.01	—	—	—
Restructuring costs	—	—	-0.02	-0.69	—
Income/loss from associated companies	—	—	—	—	—
Impairment losses	—	-0.02	-0.05	-1.61	-0.13
Other non-operational items	—	—	—	—	—

EBIT—Salmon of Canadian Origin	20.60	0.32	-3.97	-8.11	9.68

        The following table reconciles Operational EBIT to EBIT for salmon of Chilean origin in NOK million for the six months ended June 30, 2013 and 2012, and years ended December 31, 2012, 2011 and 2010:

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)
	(in NOK million)
Operational EBIT—Salmon of Chilean Origin	-110.6	27.5	-90.9	110.6	67.8
Fair value uplift on harvested fish	96.6	23.4	-97.6	143.2	272.4
Fair value adjustment on biological assets	23.8	-41.2	27.1	-211.0	-170.1
Provision for onerous contracts	—	—	—	—	—
Restructuring costs	—	—	—	—	—
Income/loss from associated companies	—	—	—	—	—
Impairment losses	1.0	—	3.0	-5.5	7.0
Other non-operational items	-74.4	—	—	—	—

EBIT—Salmon of Chilean Origin	-63.7	9.7	-158.4	37.2	177.2

        The following table reconciles Operational EBIT to EBIT for salmon of Chilean origin in NOK per kilogram for the six months ended June 30, 2013 and 2012 and years ended December 31, 2012, 2011 and 2010:

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)
	(in NOK per kg)
Operational EBIT—Salmon of Chilean Origin	-13.40	1.42	-2.26	4.26	6.87
Fair value uplift on harvested fish	11.69	1.21	-2.43	5.52	27.61
Fair value adjustment on biological assets	2.88	-2.13	0.67	-8.13	-17.24
Provision for onerous contracts	—	—	—	—	—
Restructuring costs	—	—	—	—	—
Income/loss from associated companies	—	—	—	—	—
Impairment losses	0.12	—	0.07	-0.21	0.71
Other non-operational items	-9.01	—	—	—	—

EBIT—Salmon of Chilean Origin	-7.71	0.50	-3.94	1.43	17.95

        The following table reconciles Operational EBIT to EBIT for salmon of Irish origin in NOK million for the six months ended June 30, 2013 and 2012, and years ended December 31, 2012, 2011 and 2010:

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)
	(in NOK million)
Operational EBIT—Salmon of Irish Origin	28.0	18.7	13.6	74.4	99.5
Fair value uplift on harvested fish	73.8	52.8	46.9	102.5	149.0
Fair value adjustment on biological assets	-39.7	-41.6	-82.3	-114.7	-129.7
Provision for onerous contracts	—	—	—	—	—
Restructuring costs	—	—	—	—	—
Income/loss from associated companies	—	—	0.1	—	—
Impairment losses	—	—	-0.1	-0.1	-0.3
Other non-operational items	—	—	—	—	—

EBIT—Salmon of Irish Origin	62.1	29.8	-21.8	62.1	118.4

        The following table reconciles Operational EBIT to EBIT for salmon of Irish origin in NOK per kilogram for the six months ended June 30, 2013 and 2012 and years ended December 31, 2012, 2011 and 2010:

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)
	(NOK per kg)
Operational EBIT—Salmon of Irish Origin	9.79	4.27	1.45	7.97	9.43
Fair value uplift on harvested fish	25.78	12.07	4.98	10.98	14.11
Fair value adjusted on biological assets	-13.88	-9.51	-8.75	-12.29	-12.29
Provision for onerous contracts	—	—	—	—	—
Restructuring costs	—	—	—	—	—
Income/loss from associated companies	—	—	0.01	—	—
Impairment losses	—	—	-0.01	-0.01	-0.03
Other non-operational items	—	—	—	—	—

EBIT—Salmon of Irish Origin	21.69	6.82	-2.31	6.66	11.22

        The following table reconciles Operational EBIT to EBIT for salmon of Faroese origin in NOK million for the six months ended June 30, 2013 and 2012, and years ended December 31, 2012, 2011 and 2010:

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)
	(in NOK million)
Operational EBIT—Salmon of Faroese Origin	49.9	-7.7	12.1	60.9	66.6
Fair value uplift on harvested fish	61.7	-1.4	24.3	28.2	136.0
Fair value adjustment on biological assets	-52.8	0.8	-17.7	-81.0	-90.6
Provision for onerous contracts	-3.3	—	—	—	—
Restructuring costs	—	—	—	—	—
Income/loss from associated companies	—	—	—	—	—
Impairment losses	—	—	—	—	—
Other non-operational items	—	—	—	—	—

EBIT—Salmon of Faroese Origin	55.5	-8.4	18.7	8.0	112.0

        The following table reconciles Operational EBIT to EBIT for salmon of Faroese origin in NOK per kilogram for the six months ended June 30, 2013 and 2012 and years ended December 31, 2012, 2011 and 2010:

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)
	(NOK per kg)
Operational EBIT—Salmon of Faroese Origin	14.50	-2.15	1.76	10.27	12.29
Fair value uplift on harvested fish	17.91	-0.40	3.53	4.75	25.10
Fair value adjustment on biological assets	-15.35	0.22	-2.57	-13.67	-16.72
Provision for onerous contracts	-0.95	—	—	—	—
Restructuring costs	—	—	—	—	—
Income/loss from associated companies	—	—	—	—	—
Impairment losses	—	—	—	—	—
Other non-operational items	—	—	—	—	—

EBIT—Salmon of Faroese Origin	16.11	-2.34	2.72	1.36	20.67

        The following tables set forth our calculation of ROCE, requiring reconciliation of Adjusted EBIT to EBIT and NIBD to Non-current interest-bearing debt, for the six months ended June 30, 2013 and 2012, and years ended December 31, 2012, 2011 and 2010:

	As of and for the six months ended June 30,		As of and for the year ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)
	(in NOK million, except ROCE)
Adjusted EBIT	1,185.4	455.0	619.9	2,722.7	3,376.8
Fair value uplift on harvested fish	-1,865.9	-850.9	-1,597.5	-3,260.1	-4,370.3
Fair value adjustment on biological assets	2,649.0	930.2	1,993.5	949.2	5,882.8
Provision for onerous contracts	-99.0	19.0	-6.1	-5.8	-14.3
Other non-operational items	-74.4	—	—	—	—

EBIT	1,795.1	553.4	1,009.8	406.0	4,874.9

Net interest-bearing debt (NIBD)	5,857.2	5,176.6	5,381.0	6,467.3	5,218.1
Cash	858.3	314.4	335.3	279.1	318.9
Current interest-bearing debt	-271.4	-267.6	-377.8	-157.0	-429.7

Non-current interest-bearing debt	6,444.1	5,223.4	5,338.5	6,589.4	5,107.3

NIBD	5,857.2	5,176.6	5,381.0	6,467.3	5,218.1
Investment in Morpol	-1,682.7	—	-937.6	—	—
Total equity	12,399.1	11,008.1	11,688.6	10,813.4	13,134.1
Fair value adjustment on biological assets	-1,630.0	-521.9	-835.7	-445.9	-2,766.1
Provision for onerous contracts	125.7	0.3	25.1	19.4	14.1

Capital employed as of the end of the period	15,069.2	15,663.1	15,321.4	16,854.2	15,600.3

Average capital employed(1)	15,195.3	16,258.6	16,087.8	16,227.3	15,565.9

Adjusted EBIT	1,185.4	455.0	619.9	2,722.7	3,376.8
ROCE	15.6%	5.6%	3.9%	16.8%	21.7%

(1)
Calculated as the average capital employed as of the beginning and the end of the period.

        The following table sets forth our calculation of NIBD/equity for the six months ended June 30, 2013 and 2012, and years ended December 31, 2012, 2011 and 2010:

	As of June 30,		As of December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)
	(in NOK million)
NIBD	5,857.2	5,176.6	5,381.0	6,467.3	5,218.1
Cash	858.3	314.4	335.3	279.1	318.9
Current interest-bearing debt	-271.4	-267.6	-377.8	-157.0	-429.7

Non-current interest-bearing debt	6,444.1	5,223.4	5,338.5	6,589.4	5,107.3

NIBD	5,857.2	5,176.6	5,381.0	6,467.3	5,218.1
Total equity	12,399.1	11,008.1	11,688.6	10,813.4	13,134.1
NIBD/equity	47.2%	47.0%	46.0%	59.8%	39.7%

Exchange Rates

        The following are the Noon Buying Rates certified by the Federal Reserve Bank of New York for customs purposes, or the Noon Buying Rate, expressed in NOK per USD for the periods stated.

Period	High	Low	Period End	Period average(1)
Year ended December 31, 2008	7.285	4.947	6.976	5.677
Year ended December 31, 2009	7.278	5.537	5.790	6.258
Year ended December 31, 2010	6.670	5.616	5.890	6.064
Year ended December 31, 2011	6.027	5.225	5.968	5.561
Year ended December 31, 2012	6.130	5.560	5.562	5.785
Six months ended June 30, 2013	6.159	5.431	6.090	5.792
July 2013	6.263	5.888	—	—
August 2013	6.128	5.827	—	—
September 2013	6.120	5.822	—	—
October 2013	6.034	5.877	—	—
November 2013	6.199	5.948	—	—
December 2013	6.199	6.066	—	—
January 2014 (through January 10)	6.196	6.142	—	—

(1)
The period average in respect of a year is calculated as the average of the exchange rates on the last business day of each month for the relevant period.

        These rates may differ from the actual rates used in the preparation of our consolidated financial statements and other financial information appearing in this registration statement. We make no representation that USD or NOK amounts referred to in this registration statement have been, could have been or could, in the future, be converted into NOK or USD, as the case may be, at any particular rate, if at all. On January 10, 2014, the Noon Buying Rate was set at NOK 6.156 per U.S.$1.00.

B.  Capitalization and Indebtedness.

        The following table sets forth our capitalization as of September 30, 2013.

        You should read this table together with our consolidated financial statements and the related notes thereto and information contained elsewhere in this registration statement, including information in "Item 5.—Operating and Financial Review and Prospects."

As of September 30, 2013
(unaudited)
(in NOK million)
Liabilities:
Interest bearing debt (long term and short term)	8,633.1
Guaranteed	—
Unguaranteed	8,633.1
Secured	2,983.6
Unsecured	5,649.5
Other liabilities	8,358.1
Equity:
Share capital	2,811.3
Share premium reserve	779.0
Cash flow hedge reserve	4.2
Interest rate swaps reserve	115.5
Share-based remuneration	2.6
Foreign currency transition reserve	-312.8
Retained earnings	9,388.6

Total equity attributable to equity holders of Marine Harvest ASA	12,788.4
Non-controlling interests	302.9
Total equity	13,091.3

Total capitalization	30,082.5

C.  Reasons for the Offer and Use of Proceeds.

        Not applicable.

D.  Risk Factors

        You should carefully consider the risks described below with all of the other information included in this registration statement. If any of the following risks actually occurs, it may materially harm our business, results of operations or financial condition. This registration statement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this registration statement.

        We have divided our risks into the following categories:

  •
  Risks Related to the Sale of Our Products;

  •
  Risks Related to Government Regulation;

  •
  Risks Related to Our Fish Farming Operations;

  •
  Risks Related to Our Industry;

  •
  Risks Related to Our Business;

  •
  Risks Related to Acquisitions and Expansions;

  •
  Risks Related to Our Financing Arrangements;

  •
  Risks Related to Climate Change;

  •
  Risks Related to the Listing of the ADSs on the NYSE; and

  •
  Risks Related to Tax Matters.

Risks Related to the Sale of Our Products

Our results are substantially dependent on salmon prices, and salmon prices are subject to large short- and long-term fluctuations due to variations in supply and demand caused by factors such as smolt release, biological factors, quality, shifts in consumption and license changes.

        A substantial portion of our products sold are salmon products (representing approximately 90% of sales in 2012). Accordingly, our results of operation are substantially dependent on salmon prices. Global and regional prices of salmon are subject to significant fluctuation.

        Historically, prices have been driven primarily by the global and regional supply and demand for salmon. The demand for farmed salmon is affected by a number of different factors, such as changes in customer preferences, changes in public attitude towards farmed salmon, relative pricing of substitute products, such as poultry, pork and beef, and general economic conditions, such as levels of employment, inflation, growth in gross domestic product, or GDP, disposable income and consumer confidence. Demand for farmed salmon could decrease in the future and put downward pressure on salmon prices.

        The supply of farmed salmon fluctuates strongly due to variations in factors, such as smolt release (which is determined one to two years prior to harvesting), feeding efficiency, biological factors, including seawater temperatures, sea lice and fish diseases. For example, in recent years, Chilean salmon production has been affected by Infectious Salmon Anemia, or ISA, significantly reducing global supply of salmon. As a result of the long production cycle (two to three years) with only a limited period available for harvesting, we and other salmon producers have limited flexibility in managing salmon supply from month to month. In addition, salmon is generally sold as a fresh commodity with a limited time span available between harvesting and consumption further limiting producers' ability to control supply. The consequence of these dynamics is that salmon farmers are expected to be price takers in the market from week to week. Increases in harvests may therefore result in a significant reduction in salmon reference prices.

        In addition, an increased utilization of current production licenses or issuance of new production licenses could result in short- and/or long-term over-production in the industry, which may result in a significant reduction in salmon reference prices.

        Short-term or long-term decreases in the price of farmed salmon may have a material adverse effect on our revenues.

        We may have limited flexibility to adjust our product mix away from salmon in order to accommodate changing pricing circumstances.

A reduction in the price of salmon may trigger a substantial reduction in the value of our biological assets.

        We assess the value of our biological assets on a monthly basis, and the price of salmon is a significant factor in the valuation of our biological assets, which were valued at NOK 6,207.9 million and NOK 6,239.3 million as of December 31, 2012 and 2011, respectively. We recorded a net fair value adjustment on biological assets of NOK 395.9 million and NOK -2,310.8 million as of December 31, 2012 and 2011, respectively, with each adjustment being primarily driven by changes in the price of salmon. Future fluctuations in salmon prices may result in significant fair value adjustments.

We may be unable to effectively hedge our exposure to short- and medium-term fluctuations in salmon prices.

        We seek to manage our exposure to short- and medium-term fluctuations in salmon reference price through sales contracts and Fishpool financial futures as well as through our secondary processing activities (as prices for secondary processed salmon tend to be more stable than for primary processed salmon). However, our contracts and financial futures may not be fulfilled or may not be available in the future or may be ineffective in hedging our exposure to salmon price fluctuations. In addition, our sales contracts and financial futures may result in price achievement below reference prices in an environment of rising reference prices. Furthermore, our secondary processing activities may not reduce the impact of fluctuating salmon reference prices on our operations. An inability to effectively hedge our exposure to salmon prices may have a material adverse effect on our financial condition, results of operations or cash flow.

We could face higher costs for fish feed as a result of higher prices and reduced availability of the main ingredients used in fish feed production.

        Fish feed costs accounted for more than half of our "cost in box" in 2012, and as a result, our results of operations and financial condition are dependent upon the cost of fish feed. Cost in box refers to fish feed, other seawater and non-seawater costs of our Farming segment measured per kilogram of salmon packed in a standard box for shipping. The fish feed industry is characterized by three large, global suppliers typically operating under cost plus contracts (which is the case for all of our fish feed contracts) and fish feed prices are, accordingly, directly linked to the global markets for the main ingredients in fish feed: fish oil, fishmeal, canola oil, soy bean protein and wheat. Increases in the prices of these raw materials will result in an increase in our fish feed costs. The demand for fish feed is primarily driven by fish farming operations, which in turn depends on smolt stocking and farmed fish production levels, so increases in farmed fish production levels can lead to feed shortages and increases in fish feed prices (as demand for fish feed would increase demand for its ingredients). We may not be able to pass on increased fish feed costs to our customers.

        Global inventories, currency fluctuations and seawater temperatures all affect the supply of feed ingredients. Limitations on the availability of certain commodities that are key inputs in fish feed, in particular marine resources such as fish oil, could lead to global shortages of the necessary raw materials. Fish oil and fishmeal are produced using wild caught fish such as anchovies. The extensive use of fish oil combined with a growing fish farming industry presents a sustainability challenge for the industry. Natural phenomena and global weather patterns, such as the recurring event El Niño in the Pacific Ocean, could result in a reduction in global access to raw materials for fish feed production. El Niño causes an increase in seawater temperatures in the South East Pacific, particularly along the coasts of Chile and Peru. As warmer oceans alter locations and types of fish stocks, fish catches of species suitable for fishmeal, such as anchovies, may decrease significantly. Other main ingredients such as canola oil, soy bean protein and wheat are subject to unpredictable price changes caused by supply and demand fluctuations, weather, size of harvest, transportation and storage cost, the state of the global and regional economy, geopolitical situation and the agricultural and other policies of governments throughout the world. As the cost of raw materials for fish feed increases so does the cost of feed itself. Because fish feed constitutes a significant percentage of our overall costs, an increase in the cost of fish feed directly increases our operating costs and could decrease our profit margins.

Termination of one or more of our feed contracts on short notice could result in material additional costs to us.

        As the main feed suppliers normally enter into volume contracts and adapt their production volumes to prevailing supply commitments, there is generally limited excess of fish feed available in the market. If one or more of our feed contracts were to be terminated on short notice prior to their respective expiration dates, we may be forced to find alternative suppliers in the market on short notice, incurring additional costs. A shortage in feed supply may have a material adverse effect on our business, financial condition, results of operations or cash flow.

Reduction in the quality of our fish feed could have a material adverse effect on our production.

        Fish feed is essential to our fish production as its quality affects the quality and volume of our harvests. Our feed conversion ratio, which measures the number of kilograms of fish feed needed to increase a fish's bodyweight by one kilogram, may increase due to lower quality of ingredients used in the fish feed, an unfavorable mix of ingredients used in the fish feed or other factors beyond our control, including fish biology. Although we actively work with our fish feed suppliers to ensure that our fish feed is tailored to provide the highest fish growth at a low cost without sacrificing product quality, our efforts may not be successful. An increase in feed conversion ratio may have a material adverse effect on our production.

Market demand for our products may decrease.

        We face competition from other producers of seafood as well as from other protein sources, such as pork, beef and poultry. The bases on which we compete include:

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  price;

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  product quality;

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  brand identification; and

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  customer service.

        Demand for our products is also affected by our competitors' promotional spending. We may be unable to compete successfully on any or all of these bases in the future, which may have a material adverse effect on our revenues.

        Moreover, although historically the logistics and perishability of seafood has led to regionalized competition, the market for fresh and frozen seafood is becoming increasingly globalized as a result of improved delivery logistics and improved preservation of the products. Increased competition, consolidation, and overcapacity may lead to lower product pricing of competing products that could reduce demand for our products and this may have a material adverse effect on our revenues.

Changes in consumer preferences or failure of our new products to appeal to consumers could adversely impact our business, especially our VAP Europe segment.

        The food industry in general is subject to changing consumer trends, demands and preferences. Trends within the food industry change often. Failure to identify and react to changes in these trends could lead to, among other things, reduced demand for our products, especially for our VAP Europe segment. Our VAP Europe segment comprises our European secondary processing and value added operations, as well as our European end product sales of secondary processed seafood, including logistics. Our secondary processed products are particularly susceptible to changes in consumer preferences.

        In addition, our VAP Europe segment regularly introduces new products which may not appeal to our consumers' preferences. To the extent such new offerings are unsuccessful, this business may suffer. Our continued success will depend in part on our ability to anticipate, identify and respond quickly to changing consumer preferences for fish, especially secondary processed seafood. Our inability to do so may have a material adverse effect on our business, financial condition, results of operations or cash flow.

Risks Related to Government Regulation

Failure to ensure food safety and compliance with food safety standards could result in serious adverse consequences for us.

        As our end products are for human consumption, food safety issues (both actual and perceived) may have a negative impact on the reputation of and demand for our products. In addition to the need to comply with relevant food safety regulations, it is of critical importance that our products are safe and perceived as safe and healthy in all relevant markets.

        Our products may be subject to contamination by food-borne pathogens, such as Listeria monocytogenes, Clostridia, Salmonella and E. Coli or contaminants. These pathogens and substances are found in the environment; therefore, there is a risk that one or more of these organisms and pathogens can be introduced into our products as a result of improper handling, poor processing hygiene or cross-contamination by us, the ultimate consumer or any intermediary. We have little, if any, control over handling procedures once we ship our products for distribution.

        In 2012, we detected Listeria in cold smoked salmon processed at our factory in Chile. A voluntary recall was carried out in agreement with the U.S. Food and Drug Administration, or the FDA. No illness was experienced or reported in relation to the incident. The detection and resulting product recall resulted in inventory write-downs amounting to NOK 26.0 million. In July 2013, traces of crystal violet, a dye commonly used in textiles and ink found in pens and printer toner but also an anti-fungal agent banned in the United States, were found in salmon being imported into the United States from the secondary processing facilities of our Chilean third-party secondary processing facility. As a result, the FDA issued an import alert for the third-party Chilean secondary processing facility.

        During 2012, our internal system for reporting food safety incidents captured 269 incidents, with 26 of these defined as more serious cases. We define a food safety incident as a situation that requires specific actions to maintain the safety of our products. Typical food safety incidents may be labeling errors related to ingredients that may cause allergies in sensitive individuals or to the product's shelf life. Incidents defined as more serious are incidents that may have an impact on consumer health, e.g., such products may contain food-borne pathogens, foreign bodies or labeling errors related to allergens.

        Furthermore, we may not be able to prevent contamination of our fish by pollutants such as polychlorinated biphenyls, or PCBs, dioxins or heavy metals. Such contamination is primarily the result of environmental contamination of fish feed raw materials such as fishmeal, fish oil and raw materials from crops, which could result in a corresponding contamination of our fish feed and our fish. Residues of environmental pollutants present in our fish feed may pass undetected in our products and may reach consumers due to failure in surveillance and control systems.

        An inadvertent shipment of contaminated products may be a violation of law and may lead to product liability claims, product recalls (which may not entirely mitigate the risk of product liability claims), increased scrutiny and penalties, including injunctive relief and plant closings, by regulatory agencies, and adverse publicity.

        Increased quality demands from authorities in the future relating to food safety may have a material adverse effect on our business, financial condition, results of operations or cash flow. Legislation and guidelines with tougher requirements are expected and may imply higher costs for the food industry. In particular, the ability to trace products through all stages of development, certification and documentation is becoming increasingly required under food safety regulations. Further, limitations on additives and use of medical products in the farmed salmon industry may be imposed, which could result in higher costs for us.

        The food industry in general experiences high levels of customer awareness with respect to food safety and product quality, information and traceability. We may fail to meet new and exacting customer requirements, which could reduce demand for our products.

Governmental regulation, including food safety and aquaculture regulation, affects our business.

        Fish farming and processing industries are subject to regional, federal and local governmental regulations relating to the farming, processing, packaging, storage, distribution, advertising, labeling, quality and safety of food products. New laws and regulations, or stricter (or otherwise adverse to us) interpretations of existing laws or regulations, may materially affect our business or operations in the future. Our operations are also subject to extensive and increasingly stringent regulations administered by environmental agencies in the jurisdictions in which we operate. Failure to comply with these laws, regulations or interpretations could have serious consequences, including criminal, civil and administrative penalties, loss of production, injunctions, product recalls and negative publicity. Some environmental Non-Government Organizations, or NGOs, have advocated for salmon farming to be restricted to farming in a contained environment, which would substantially increase our costs.

        Relevant authorities may introduce further regulations for the operations of aquaculture facilities, such as enhanced standards of production facilities, capacity requirements, fish feed quotas, fish density, site allocation conditions or other parameters for production. Furthermore, authorities may impose stricter environmental requirements upon fish farming, e.g., restrictions or a ban on discharges of waste substances from the production facilities, stricter requirements for seabed restoration, stricter requirements to prevent fish escapes and new requirements regarding animal welfare. Investments necessary to meet new regulatory requirements and penalties for failure to comply with such requirements could be significant. Likewise, an absence of or ineffective government regulation may lead to unsustainable farming practices at an industry-wide level. The industry has been unable to cooperate to create sustainable practices in the absence of government regulation. We rely on such regulation to help create and enforce practices that ensure the long-term sustainability of the industry. Ineffective regulation can hinder our industry's ability to implement sustainable and profitable practices. Accordingly changes in regulation or ineffective government regulation may have a material adverse effect on the fish farming industry as a whole, which could harm our business, financial condition, results of operations or cash flow.

Trade restrictions resulting in suboptimal distribution of salmon may be intensified, creating a negative impact on price in some countries.

        Farmed salmon is produced in a limited number of countries and sold globally. Historically, trade restrictions have inhibited the optimal distribution of farmed salmon to the markets and impacted the price yield for the farmed salmon producers in the countries affected by such restrictions. Trade restrictions could include import prohibitions, minimum import prices and high import duties, reducing the competitiveness of our products as compared to other available products. Many of our production locations are located outside our principle markets, and therefore we are exposed to trade restrictions. Continuous effects of such trade restrictions or introduction of new trade restrictions may have a significant impact on our ability to sell in certain regions or our ability to charge competitive prices for our products in such regions.

We may not be permitted to continue to operate at sites located close to protected or highly sensitive areas or to use certain fish feed and medication at those sites.

        Some of our sites are located close to protected areas or highly sensitive areas with respect to biodiversity. The effect of salmon farming on the environment and biodiversity is being intensively discussed among scientific groups. New developments in the perception of the impact of salmon farming on the environment (whether justified or not) may result in closure of sites located in vulnerable areas or requirements to implement costly measures. Specific additives used in fish feed and medication could become prohibited at these sites if found (or believed) to have an adverse impact on the environment. Compliance with such laws, rules and regulations, or a breach of them, may have a material adverse effect on our business, financial condition, results of operations or cash flow.

Our fish farming operations are dependent on fish farming licenses.

        Most of the jurisdictions in which we operate require us to obtain a license for each fish farm owned and operated in that jurisdiction. We have obtained and currently hold a license to own and operate each of our fish farms where a license is required. In order to maintain the licenses, we have to operate our current farms and, if we pursue acquisitions or construction of new farms, we will need to obtain additional licenses to operate those farms, where required. Licenses in each country are subject to certain requirements, and we risk penalties (including, in some cases, criminal charges), sanctions or even loss of license if we fail to comply with license requirements or related regulations. See "Item 4. Information on the Company—B. Business Overview—Business—Regulation." We are also exposed to dilution of our licenses where a government issues new licenses to fish farmers other than us, thereby reducing the current value of our fish farming licenses. Governments may change the way licenses are distributed or otherwise dilute or invalidate our licenses. If we are unable to maintain or obtain new fish farming licenses or if new licensing regulations dilute the value of our licenses, this may have a material adverse effect on our business.

        Licenses generally require—and future licenses may require—that we leave the seabed under our fish farms fallow for a period of time following harvest. We may resume operation after a set period of time, provided that certain environmental and fish health targets are met. These requirements may increase or become more stringent, which could increase our costs.

Potential new licensing regime for the Norwegian salmon farming industry may increase the supply of salmon and biological risk.

        The newly appointed government in Norway has signaled that it supports a more liberal licensing regime for the Norwegian salmon farming industry. One potential change is the introduction of an average calculation for the Maximum Allowed Biomass, or MAB. Under the current licensing regime, the standing biomass can at no time exceed the MAB. Given the significant variation in seawater temperatures during the year, Norwegian biomass fluctuates significantly throughout the year and normally peaks in October. Changing the applicability of MAB restrictions to an average instead of maximum biomass would significantly increase production capacity in Norway. This may result in significantly higher supply compared to the current regime and thereby drive down the price of salmon. It may also increase biological risks.

Norwegian salmon farming operation is subject to ownership restrictions and increased ownership may result in stricter requirements.

        In Norway, acquisition of more than 15% of the production capacity for salmon and trout in seawater requires application to and approval by the Norwegian Ministry of Fisheries and Coastal Affairs, or the NMFCA. In addition, various ownership thresholds (15%, 20%, 25%, 30%, 35% and 40%) are accompanied by specific minimum requirements for R&D spending, secondary processing activities and contribution to the education of young talents. Furthermore, only in exceptional circumstances may the NMFCA approve acquisitions of licenses resulting in a company exceeding 40% of the total production capacity. We currently hold permission to own up to 25% of the total production capacity, and our total production in 2012 was just below this limit. We may not be able to increase our production capacity in Norway, and if we increase our production capacity, our Norwegian operations could be subject to stricter requirements and conditions, increasing our operating costs. The ownership limitations and requirements have been subject to several amendments over the last decade due to shifting political circumstances, and until July 2013, no company was allowed to own more than 25% of the total concessionary biomass in Norway. If the newly adopted amendments are reversed or stricter regulations are otherwise implemented, this may limit our ability to expand our production in Norway and may have a material adverse effect on our business, financial condition, results of operations or cash flow.

Antitrust and competition regulation may restrict further growth in some of the jurisdictions in which we operate.

        Our business and operations are subject to regulation by antitrust or competition authorities in Norway, the European Union and Canada, among other jurisdictions, particularly because of our significant market shares in the jurisdictions in which we operate. Risks of infringing competition laws and regulations are higher in markets in which we hold a leading position. In such markets, the applicable antitrust and competition laws and regulations could reduce our operational flexibility. Responsible authorities and jurisdictional bodies may take actions, potentially contrary to our interests, aimed at maintaining or reinforcing competition in our markets. We agreed with the European Commission to divest certain parts of Morpol in connection with the acquisition of Morpol. Further similar action could have a material adverse effect on our business, financial condition, results of operations or cash flow.

We could be adversely affected by violations of the applicable anti-corruption laws.

        Applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act and the UK Bribery Act of 2010, generally prohibit companies and their intermediaries from making improper payments (to foreign officials and otherwise) and require companies to keep accurate books and records as well as appropriate internal controls. Our training programs and policies mandate compliance with such laws. Such programs and policies, however, may not prevent a violation of applicable anti-corruption law. We now operate in some parts of the world that have experienced governmental corruption to various degrees, particularly Vietnam. If we were found liable for violations of anti-corruption laws (due to our own acts or inadvertence, or the acts or inadvertence of others, including employees of third-party partners or agents), we may incur civil and criminal penalties or other sanctions, or suffer significant internal investigation costs or reputational harm, which could have a material adverse effect on our business, financial condition, results of operations, cash flow or reputation.

Risks Related to Our Fish Farming Operations

Fish are adversely affected by sea lice, and we may incur significant sea lice mitigation costs and we may be exposed to regulatory actions for failing to maintain sea lice levels below the relevant trigger levels.

        Sea lice, of which there are many species, are a naturally occurring type of crustacean parasite that attaches itself to the mucus and skin of several fish species, including salmon. Sea lice are a challenge in most of the territories in which we operate. High density of sea lice can result in lesions and affect the fish's health, welfare, growth and immunity to diseases. Sea lice are found in all the countries in which we operate and are closely monitored by national governments, mainly from the perspective of limiting surrounding wild fish populations' sea lice exposure from fish farms. Regulators set limits on the number of sea lice per fish on the farms, and treatment of the fish is mandatory if levels approach such limits. The parasite is controlled through specific anti-lice agents, hydrogen peroxide baths in well boats or enclosed cages, and biologically by using "cleaner fish," which are fish species that eat the parasites directly from the fish's skin. Treatment of sea lice is costly and the increased resistance against several types of medication used in sea lice control is a growing concern in the industry. There are also concerns over the interaction between farmed and wild salmon and the transmission of sea lice from one to another. As a response to these concerns, governments may require us to implement new or improved measures or require some of our sites to lie fallow for a certain period of time in order to control spreading of sea lice, thus increasing our costs.

        Although our ambition is to maintain sea lice levels below levels set by the government (also known as trigger levels), we may at times exceed such levels, for example, during periods of elevated seawater temperatures when sea lice levels can increase rapidly. Our failure to maintain our sea lice levels below the relevant trigger levels may result in a heightened need for treatment and/or regulatory action.

        Costs associated with sea lice mitigation and treatment activities can be significant, and damage suffered by our fish due to sea lice infections or through treatment failures may reduce our harvests and can result in impairment charges. Where fish have already been substantially weakened by sea lice, additional treatment may result in fish mortality and further biomass loss. In addition, high levels of sea lice in any of our operations may result in slower growth rates and increased mortality, each contributing to increased costs of operations.

Our fish stocks, operations and reputation can be adversely affected by various diseases.

        Our fish are affected by diseases caused by viruses, bacteria and parasites which may have adverse effects on fish survival, health, growth and welfare and result in reduced harvest weight and volume, downgrading of products and claims from customers. A significant outbreak of disease represents a cost for us through, for example, direct loss of fish, lost growth on biomass, accelerated harvesting, loss of quality of harvested fish and prevention and treatment costs, and may also be followed by a subsequent period of reduced production capacity and loss of income. Diseases are also a threat to the environment and the welfare of the fish. Some diseases are subject to governmental control measures and are monitored closely by relevant regulatory bodies. The most severe diseases may require the culling and disposal of the entire stock, disinfection of the farm and a long subsequent fallow period for preventative measures to stop the disease from spreading. In addition, market access could be impeded by strict border controls, not only for salmon from the infected farm, but also for products originating from a wider geographical area surrounding the site of an outbreak. Continued disease problems may also attract negative media attention and public concerns.

        Salmon farming has historically experienced several episodes of extensive disease outbreaks. We have, and may in the future, experience extensive disease outbreaks. Epidemic outbreaks of diseases may have a material adverse effect on our business, financial condition, results of operations or cash flow. Set forth below is a description of the major diseases that have affected our operations:

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  Gill disease, or GD, is a general term used to describe gill pathology occurring in seawater which may be caused by different infectious agents such as amoebae, viruses or bacteria, as well as environmental factors including algae or jelly-fish blooms. Little is known about the cause of many of the gill conditions and to what extent infection or environmental factors are primary or secondary causes of disease. Gill damage can lead to respiratory distress which can cause significant mortality. Currently there is no general cure applicable to all types of GD. In 2012, we experienced a dramatic increase in the prevalence of a particular type of GD called Amoebic Gill Disease, or AGD, in Scotland and Ireland which is caused by a ubiquitous microscopic marine amoebic parasite. AGD was also treated in Norway and the Faroe Islands in 2013. There is no vaccine for AGD, but treatment in freshwater or hydrogen peroxide baths, when used systematically and in a coordinated manner, limits the impact of the disease.

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  Infectious Salmon Anemia, or ISA, is an infectious viral disease causing severe anemia for the infected fish. The disease has been reported in Norway, Scotland, Ireland, the Faroe Islands, Canada, the United States and Chile. ISA is subject to strict governmental control measures and will normally prompt compulsory culling of the entire stock and a subsequent fallow period. Suspected farms and farms in the vicinity of an outbreak will be placed under surveillance and subject to strict movement controls. The risk of an outbreak increases strongly with proximity to the source of infection, poor quality smolt and insufficient fallow periods. Vaccines have been developed the recent years, but their effectiveness varies when exposed to severe infection pressure. The infected fish represent no health risk for humans and may in most jurisdictions be sold in the open market if it is without clinical signs of disease and above marketable size, which is approximately 1.2 kilograms. Fish below this size will normally be destroyed. ISA has significant potential adverse consequences for us and the salmon farming industry in general. The serious ISA epidemic hitting Chile in 2007 to 2009 led to the closure of many farms. The disease led to substantial losses in Norway in around 1990, and the epidemic on the Faroe Islands from 2000 to 2005 laid the whole industry on the islands fallow for several years.

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  Pancreas Disease, or PD, is an infectious viral disease caused by a salmonid alphavirus, or SAV, and is frequently diagnosed in Norway. More recently and to a lesser extent it was also diagnosed in Scotland and Ireland. The disease attacks the pancreatic tissue, heart and skeletal muscles of the fish and results in lack of appetite, lethargy, reduced health and increased mortality. Chronic outbreaks can last several months and accumulated mortality can be high, normally in the range from 0% to 20%. More important is, however, the chronic damage that can occur to the survivors in terms of reduced growth capacity and scars in skeletal muscle. The scars can appear as patches of decolourisation or melanisation (black pigmentation), cause downgrading and make the product unsuitable for smokehouses. Approved vaccines exist, but the effectiveness is variable when infection prevalence increases. PD is subject to governmental control measures. Norway experienced a significant increase in PD outbreaks in 2012, mainly resulting from the SAV2 virus, which is one of six known genetic variants of the SAV virus and generally regarded as less pathogenic than other variants. The increased number of diagnoses is a concern for the further spread of the disease in Norway, but so far in 2013 the number of PD outbreaks has been similar to previous years.

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  Heart and Skeletal Muscle Inflammation, or HSMI, is another infectious disease which in recent years has become widespread in Norway and Scotland. The disease affects the fish's heart and skeletal musculature, normally in the first half of the seawater phase, with increased mortality, reduced health and periods of reduced growth being the most important loss factors. Mortality normally varies from 0% to 20%. As HSMI often occurs or intensifies following grading, movement and other similar events which may create a stressful environment for the fish, the disease leads to challenges in relation to sea lice treatments and other events necessitating fish movement. HSMI is assumed to be a viral disease, but the exact cause of the disease is not yet fully understood. Vaccines are under development, but are currently not in use in the industry.

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  Cardiomyopathy Syndrome, or CMS or heart rupture, is a disease primarily affecting the heart with secondary circulation failure and liver damage. The disease has been observed in Scotland, Ireland and the Faroe Islands, and has been increasingly diagnosed in Norway in the recent years. It is also suspected of being present in Canada. CMS affects farmed salmon in the seawater phase and during transportation to the primary processing plants. Occasionally, mortality may reach 30%, but it is usually much lower. Because the disease normally affects the fish at the end of the production cycle when the fish is ready for harvest, the economic losses can be substantial even though the rate of fish mortality is not high. There is no medical treatment or vaccine available for the disease.

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  Infectious Pancreatic Necrosis, or IPN, is an infectious viral disease caused by a Birnavirus found throughout the world in a number of wild fish species both in freshwater and in seawater. IPN is prevalent in Norway, but is also found in Scotland and Chile. The disease is highly contagious, attacks the pancreas and causes swelling, lack of appetite, abnormal swimming and darkening of the skin of the fish. Juveniles and seawater phase smolt are more vulnerable to the disease and mortality could reach 40% in these phases. Outbreaks may necessitate a greater degree of handling resulting in extra stress which may lead to increased mortality in already weakened fish. Surviving fish may develop a persistent lifelong infection. IPN is a significant cause of loss in Norway. Commercial vaccines are available, but the effectiveness of the vaccine is variable under high infection pressure.

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  Infectious Haematopoietic Necrosis, or IHN, is an infectious viral disease virus found naturally in wild Pacific salmon. Atlantic salmon are very sensitive to the virus and could be exposed to wild fish infection in the sea. Epidemic outbreaks of IHN have been reported mainly on the Pacific Coast of Canada and the United States, but the virus is also found in continental Europe and Japan. The disease has several similarities with ISA, but is far more contagious. The disease can lead to mortality up to 80%, and mortality is particularly high for young fish. An effective vaccine is available.

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  Salmonid Rickettsial Septicaemia, or SRS, is caused by Piscirickettsia salmonis, a parasitic intracellular bacterium that causes a fatal septicaemic condition of salmonids. SRS occurs mainly in Chile, but has also been found in Norway, Scotland and Canada. The disease typically leads to mortality between 10% and 30%, but mortality in Chile has, at times, reached up to 90%. Other symptoms are loss of appetite and lethargy. The disease is mainly controlled by vaccination and antibiotics and thus far the industry has been able to manage the disease. However, there is a significant risk of the dependence on antibiotics and risk of SRS becoming resistant towards commonly used drugs.

        Other diseases include Viral haemorrhagic septicaemia, Bacterial kidney disease, furunculosis, vibrio, Saprolegnia parasitica and others. Today there exist vaccine protections or cures for many of these diseases, but the effectiveness of such treatments still vary.

        New diseases could arise and excessive use of antibiotics by the industry could result in bacterial species developing antibiotic resistance and reviving diseases which today are subject to effective control. Exposure to any of these or other diseases may result in downgrading, slower growth rates, increased mortality and increased prevention and treatment costs. None of these diseases are harmful for humans and there is no health risk for the consumer and, typically, infected fish can be sold in the market. Any of the foregoing may have a material adverse effect on our business, financial condition, results of operations or cash flow.

Our salmon may be infected with Kudoa thyrsites parasites, causing soft flesh issues.

        Our salmon in the past has been and may in the future be infected by the parasite Kudoa thyrsites, or Kudoa, commonly called "soft flesh" syndrome. Kudoa is naturally present in wild fish throughout the world. It is particularly prevalent on the Pacific Coast of Canada and the United States. Kudoa infects salmon's muscle cells without causing any illness in live fish. Upon harvesting of the infected fish, spores from the parasite spreads through the body of the fish and activates the breakdown of the fish's flesh, turning it soft and doughy three to ten days after the harvest. Kudoa represents no health risk for the consumer, but it can result in product downgrades, customer claims or discounts. Soft-flesh condition presents a significant challenge to the fish farming industry because it propagates a consumer stigma of farmed fish products. Because Kudoa can be difficult to detect during harvesting and primary processing, the effects of infection are not seen until after the fish has been delivered to the customer and, thus, the economic and reputational impact of Kudoa can be substantial. Even where Kudoa can be detected before the product reaches the customer, the product must be substantially downgraded or discarded, leading to a reduction in the commercial value of the fish. Downgraded fish is generally sold at prices substantially lower than superior quality fish.

        Our Canadian salmon operations have experienced significant Kudoa challenges during recent years, resulting in substantial product downgrades. For the year ended December 31, 2012, the loss related to downgrading and customer claims amounted to NOK 63.0 million.

        We may experience Kudoa infections in our Canadian or other operations in the future, which may have a material adverse effect on our revenues, costs and business reputation.

Our fish stocks can be depleted by biological factors such as algae blooms, low oxygen levels and fluctuating seawater temperatures.

        Our salmon farming operations are subject to a number of biological risks which may impact profitability and cash flows through adverse effects on growth, harvest weight, harvest volume, mortality, downgrading percentage and claims from customers. The biological factors that can affect our fish are algae blooms, jelly fish, contaminants, low oxygen levels and fluctuating seawater temperatures.

        Algae and jelly fish are natural organisms with global prevalence in water environments. Most species of algae and jelly fish are harmless and serve as energy producers at the base of the food chain. Occasionally and when conditions are optimal, algae or jelly fish populations grow rapidly into a bloom and accumulate near the surface of the water. Algae can reduce the available oxygen in the water leading to reduced growth of the fish and in some cases to death from suffocation. Some algae species physically clog the gills leading to impaired gill function and respiratory distress and a few species produce potent fish toxins. Harmful algae represent a particular risk in fish farming because fish in cages cannot swim away as they would do in the wild. Jelly fish may accumulate on the net pens affecting water flow and oxygen levels. Some types of jelly fish can damage skin or gills and cause death. Blooms of algae and jelly fish are largely dependent on local marine, weather and temperature conditions. Algae and jelly fish have, from time to time, led to losses at individual sites, and represent a general threat to any open net cage facility. No uniform response is suitable for all types of algae and jelly fish and fish losses due to harmful algae and jelly fish blooms are difficult to predict and prevent.

        Our attempts to manage the exposure to biological risk factors and our countermeasures may not be effective. Our inability to control biological risks and costs associated with their prevention and counteractions may have a material adverse effect on our costs and production.

Our fish stocks are subject to risks associated with fish escapes and predation.

        Salmon escapes are most commonly caused by human error, severe weather and structural issues at our production facilities. In addition to affecting our salmon count, escaped farmed salmon may impact wild salmon stocks by genetic interaction and the risk of transferring disease and may result in negative publicity and penalties or other sanctions from governmental authorities (including, in some cases, criminal charges) which could also affect our licenses.

        We are also exposed to risks relating to predation and our inability to protect our fish from predators may significantly affect our fish count and adversely impact our results of operation. Our salmon is subject to prey by other animals, such as otters, herons, shags, cormorants, gulls, seals, sea lions and minks, which can affect our salmon count. The risk of predation in some cases results in the need for predator killing. Although killing predators is not a preferred option, it is in some cases the only alternative (e.g., birds may be caught in the protective netting) in order to protect the health and welfare of our fish, to avoid escapes and to protect the infrastructure and in cases of eminent danger to our employees. Increased incidents of interactions with predators increase our operating costs, expose us to liability from regulators and attract negative publicity.

Intense production may result in physical deformities, cataracts and other production related deformities, leading to downgrading and/or loss of biomass as well as to reputational harm.

        The biological limits for how fast fish can grow have been challenged as the aquaculture industry has intensified its production. Intensive farming methods may cause production-related disorders in particular relating to physical deformities and cataracts. Research has shown that deformities can be caused by excessively high water temperatures of more than 14 degrees Celsius (57 degrees Fahrenheit) during the fish's early life in freshwater, too little phosphorous or imbalanced mineral content in the diet, manipulation of light (simulation of daylight) to speed up the rate of growth, acidic water, too much carbon dioxide in the water during the freshwater phase and too rapid growth in the freshwater phase. These may lead to financial losses in the form of reduced growth and health, reduced quality on harvesting and damage to the industry or our reputation.

Our fish stocks may be exposed to contaminants such as dioxins, PCB, mycotoxins, pesticides, anti-oxidants, brominated flame retardants, lead, mercury, arsenic and cadmium, leading to product recalls, product liability, negative publicity and government sanctions.

        Farmed salmon may be exposed to contamination by undesirable substances through raw materials and ingredients in the fish feed, polluted waters, poor processing hygiene and cross contamination during handling. Contamination could occur accidentally or on rare occasions deliberately through malicious product tampering and may affect food safety, fish health and the environment, and reduce the public's confidence in eating salmon. Potential contaminants include organic contaminants such as dioxins and PCB, mycotoxins, pesticides, anti-oxidants (such as ethoxyquin, BHA and BHT), brominated flame retardants, inorganic contaminants such as lead, mercury, arsenic and cadmium and bacterial contamination. Future accidents that result in product contamination could result in recall of our products, product liability, negative publicity and government sanctions.

Our fish may be exposed to oil or petroleum products and other pollutants from open seas resulting in fish mortality and rendering the surviving fish inedible.

        Fish farming is operated in open net cage systems located in marine environment and is hence exposed to the pollution of open seas. Coastal waterways are subject to traffic by large cargo carriers. This represents an environmental hazard in form of a potential oil leak or spill. Oil or petroleum products floating into a farm will severely affect the fish's ability for normal oxygen uptake, increase fish mortality and shed an unpleasant taste on surviving fish, which practically makes the fish inedible. Our concentrated location of farms in certain regions increases the vulnerability in case of oil spills. Oil spills and other pollution from accidents will accordingly affect farming locations adversely and may have a material adverse effect on our harvests.

Inclement weather, such as extreme temperature or storms, could hurt our stocks, negatively affect our operations and damage our facilities.

        The rate at which farmed salmon grows depends in part on weather conditions. Unusually warm or cold temperatures and altered oxygen levels in the sea resulting from annual variations can have a short-term, but significant, negative impact on growth rates and fish feed consumption. In addition, extreme weather in the regions where we operate, such as extreme temperatures, hurricanes, floods or other storms, could cause impairment of the health or growth of our fish or result in fish escape, loss of biomass, fish mortality, lost feeding days, repair costs relating to damage of facilities or interference with our shipping operations and could affect our business due to power outages; fuel shortages;

damage to infrastructure from powerful winds, rising water or extreme temperatures; disruption of shipping channels; less efficient or non-routine operating practices necessitated by adverse weather or increased costs of insurance coverage in the aftermath of such events. Any of these factors could materially and adversely affect our operations. We may not be able to recover through insurance all or any of the damages, losses or costs that may result from weather events, including those that may be caused by climate change.

        We derive a significant percentage of our revenue from our operations in Chile. Because Chile is prone to earthquakes due to its proximity to several major fault lines, our Chilean business may be adversely affected by seismic or climatic events or natural disasters. In February 2010, a major earthquake followed by a tsunami struck Chile. A similar earthquake, tsunami or any other catastrophic event arising from natural causes may have significant negative consequences for our operations and for the general infrastructure in Chile.

Disruptions to our supply chain may impair our ability to bring our products to market.

        We source and transport our salmon over long distances. These products are often perishable and can only be stored for a limited amount of time. Disruptions to our supply chain due to weather, natural disaster, fire or explosion, terrorism, pandemics, strikes, government action, environmental incidents or other reasons beyond our control could impair our ability to bring our products to the market (timely or at all).

We are exposed to risks relating to biological events or natural phenomena, for which insurance coverage is expensive, limited and potentially inadequate.

        Our business operations entail a number of adverse biological risks, including risks relating to sea lice, fish mortality, diseases, fish escapes and predation and other biological risks. As is typical in the industry, we have limited insurance coverage against adverse biological events. For certain biological events, it is currently not possible to obtain insurance coverage at all or at premiums that we consider to be commercially viable. The fish farming insurance industry is characterized by a limited number of providers. Even for insurable biological events, the coverage often involves a significant deductible in the form of an insurance excess or requirements regarding mortality per net cage or site. Coverage may furthermore be dependent on the insurance value of the fish, which may be at positive or negative variance with the book value. There will always be a risk that certain biological events or natural phenomena may occur for which no or only partial insurance coverage is payable.

Risks Related to Our Industry

Our facilities may be the target of sabotage by environmental organizations.

        Some environmental organizations have stated aims to eradicate salmon farming. The degree of doctrinal belief varies from group to group, and the majority limit themselves to spreading information about fish farming which may or may not be accurate. However, a risk of sabotage (i.e., damage to production facilities with the intention of hurting us financially and/or exposing us to negative media coverage) cannot be ruled out and may have a material adverse effect on our business, financial condition, results of operations or cash flow.

The farmed salmon industry has been, and may continue to be, subject to negative press, which may adversely affect consumers' perception of the industry and therefore consumers' willingness to purchase farmed seafood.

        Farmed salmon has in some instances been subject to critical journalism from various research communities and NGOs, such as environmental organizations and animal rights groups, which may negatively affect consumer attitudes towards farmed salmon. Such negative consumer attitudes may result in lower demand for our products. This type of publicity has resulted, and may in the future result, in temporary damage to the industry and various perceived health concerns, including the level of organic contaminants and cancer-causing PCB and dioxins in farmed salmon. New perceived health concerns, whether or not substantiated, or food safety issues relating to farmed salmon may arise in the future, which could affect our ability to market our products. Negative press may continue or intensify and such stories may increase in magnitude, resulting in harm to our reputation or lower demand for our products.

Risks Related to Our Business

We derive nearly all of our revenue from sales of and are heavily dependent on the market for Atlantic salmon.

        Our business consists primarily of raising and selling Atlantic salmon. Atlantic salmon accounted for 89.8% of our total revenues for the year ended December 31, 2012 and we expect this trend to continue for the foreseeable future. Accordingly, our business is heavily dependent on the market for Atlantic salmon. Consumer preferences often change rapidly and without warning, moving from one trend to another among many products. Shifts in consumer preferences away from Atlantic salmon would have a material adverse effect on our revenue.

We rely heavily on the services of key personnel.

        We depend substantially on the leadership of a small number of executive officers and other key employees. The loss of the services of these persons could have a material adverse effect on our business. In addition, many regions where we operate are remote areas and the location of our production facilities makes it difficult to attract the necessary employee resources. Also, we may not be able to attract, retain and train the new management personnel we need for our new operations, including our newly created Fish Feed segment, or do so at the pace necessary to sustain our growth.

The construction and potential benefits of our new fish feed facility are subject to risks and uncertainties.

        In 2012, we broke ground on a fish feed plant in Bjugn, Norway, which is expected to start production in June 2014. The budget for the project was approximately NOK 825 million. Our ability to complete the construction on a timely basis and within budget, or at all, is subject to a number of risks, including our ability to obtain the necessary licenses and permits, carrying out and completing construction as planned and launching the fish feed production process.

        In addition, fish feed is a new business for us. Our ability to achieve the expected benefits of the plant is subject to uncertainties, as we have no experience with operating a fish feed production facility. We may be unable to operate the plant to achieve the results that we expect.

We are subject to risks associated with our international operations and our expansion into emerging markets, which may negatively affect our operations.

        We have fish farming operations in six countries and secondary processing plants in Norway, Ireland, France, the United States, the Netherlands, Belgium, Poland, the Czech Republic, Chile, Japan, Taiwan and South Korea. The acquisition of Morpol expanded our secondary processing operations in Poland and added secondary processing activities in United Kingdom and Vietnam. In addition, in 2012 we sold our products in more than 50 countries worldwide. We are subject to various risks and uncertainties relating to our international operations, including:

  •
  the imposition of or increase in tariffs, quotas, trade barriers and other trade protection measures imposed by countries regarding the importation of fish and fish products, in addition to import or export licensing requirements imposed by various countries;

  •
  corruption;

  •
  the impact of currency exchange rate fluctuations between various currencies, particularly the USD, the NOK, the EUR, the GBP and the CAD;

  •
  political, social and economic conditions;

  •
  difficulties and costs associated in complying with, and enforcement of remedies under, a wide variety of complex domestic and international laws;

  •
  different regulatory structures and unexpected changes in regulatory environments;

  •
  differing tax rates and tax regimes; and

  •
  distribution costs, disruptions in shipping or reduced availability of freight transportation.

        Negative consequences relating to these risks and uncertainties could jeopardize or limit our ability to transact business in one or more of those markets where we currently operate, or where we may seek to operate in the future.

        We are also subject to economic risks and uncertainties in the countries in which we operate. Any slowdown in the development of these economies, any deterioration or disruption of the economic environment in these countries, or any reduction in private sector spending may have a material adverse effect on our business.

We may be involved in legal disputes.

        We may from time to time be involved in legal disputes. We could be involved in criminal or civil proceedings related to, among others, product liability, environmental, food safety, anti-competition regulations or anti-bribery regulations or other types of disputes which may have a material adverse effect on our business, financial condition, results of operations or cash flow. In particular, we are engaged in a legal dispute in Canada with a private citizen over transfer of smolt into one seawater site in which the citizen alleges that the smolt were carrying a disease agent. We are also engaged in arbitration proceedings against a former director of Marine Harvest Chile and Salmones Sur Austral S.A. over certain contractual benefits and obligations. Salmones Sur Austral S.A. has countersued Marine Harvest for breach of contract and indemnification of damages, which were valued at USD 42 million. In June 2013, we lost an arbitration case and were ordered to pay USD 12.3 million as indemnification for breach of contract. We are currently appealing that decision. We may also be subject to legal disputes arising from breaches of government regulations. See "Item 4. Information on the Company—B. Business Overview—Business—Legal Proceedings."

We depend on the availability of, and good relations with, our employees.

        We had 6,389 employees as of December 31, 2012, excluding the employees of Morpol, approximately half of whom are covered by collective bargaining agreements. Together with Morpol we have over 10,000 employees. Our operations depend on the availability, retention and relative costs of labor and maintaining satisfactory relations with employees and the labor unions. Labor relations issues may arise from time to time. Failing to maintain satisfactory relations with our employees or with the labor unions may result in labor strikes, slowdowns, work stoppages or other labor disputes. We are in the process of restructuring our VAP Europe operations. Accordingly, there has been a slowdown in production at our Rennes and Kritsen operations, as well as a strike at Kritsen in Poullaouen, France. There are on-going negotiations between us and the unions.

We depend on a small number of contractors for key industry supplies, such as fish feed and well boats.

        We depend on major industry suppliers of well boats and fish feed. We rent most of our well boats that we use to transport our fish and, in some cases, harvest the fish. In addition, we currently purchase all of our fish feed requirements from third parties. There are a limited number of key suppliers of these items in our industry. Some of these suppliers may go out of business or discontinue production of the products we require for our operations. Failure to maintain good business relationships with these suppliers may lead to higher prices or inability to acquire optimal products for our operation. If these suppliers go out of business, fail to deliver the agreed upon amount of products, stop doing business with us or materially increase their prices, it may have a material adverse effect on our business, financial condition, results of operations or cash flow.

Natural disasters, catastrophes, fire or other unexpected events could cause significant losses for our primary and secondary processing operations.

        Many of our business activities involve substantial investments in primary and secondary processing facilities and many of our products are produced at a limited number of locations. These facilities could be materially damaged by natural disasters, such as floods, tornados, hurricanes and tsunamis, or by fire or other unexpected events. We could incur uninsured losses and liabilities arising from such events, including damage to our reputation, and/or suffer material losses in operational capacity.

Some steps of the production process are outside of our control.

        We purchase seafood as an input in some of our secondary processing activities. In particular, we purchase cod, Alaska pollock, shrimp, plaice, redfish and pangasius (a type of catfish native to Asia) from third parties to be used in our secondary processing operations. We do not control the production process for the seafood we purchase and it may contain bacteria or other foreign elements that are harmful or prohibited under the laws of the countries in which we distribute our product. Failure to identify such foreign elements may result in increased government scrutiny, trade prohibitions, harm to our reputation, remediation costs and negative press.

        In addition, we distribute the majority of our products through secondary processors and distributors with the majority of our product branding occuring further down the production chain. As such, we do not control the brand under which our products are sold and may be identified adversely with other companies' products which do not meet our standards. Also, our customers may choose to purchase salmon from another provider without the end customer being made aware of the change in salmon providers. Accordingly, our reputation may be damaged and we may be unable to build brand loyalty.

Risks Related to Acquisitions and Expansions

We may not achieve the expected benefits of the Morpol acquisition.

        We acquired Morpol with the expectation that the acquisition would result in various benefits to us, including expansion of our secondary processing capabilities. Some of those benefits may not be achieved or, if achieved, may not be achieved in the time frame in which they are expected. Also, any benefits may not outweigh the management and personnel resources which will need to be diverted from our operations to achieve those benefits. Whether we will actually realize anticipated benefits depends on future events and circumstances, some of which are beyond our control. Future growth in revenues, earnings and cash flow will be partly dependent on future economic conditions and conditions in the seafood industry. Also, the potential synergies we currently anticipate may not be realized. There is also a risk that the dispositions of the farming entities in Morpol required in connection with the European Commission's clearance of the acquisition will be done at a lower price than expected.

Our inability to effectively integrate the business and operations of Morpol with our own could disrupt our operations and force us to incur unanticipated costs.

        Our ability to integrate Morpol's operations with our own will be important to the future success of the combined Group. However, the acquisition of Morpol may not improve, and may even adversely affect, our results of operations, and the integration of Morpol into our existing business may expose us to additional risks and losses unknown as of the date of this registration statement. Achieving the anticipated benefits of the acquisition of Morpol depend in part on our ability to integrate Morpol's businesses in an effective and efficient manner. The process of integrating the operations of the organizations is expected to take time and we may be unable to accomplish the integration smoothly or successfully. Our failure to do so may result in a significant diversion of management's time from on-going business matters, and may have a material adverse effect on the business, results of operation and financial condition of the combined company.

If we are unable to retain key Morpol personnel or maintain Morpol's corporate culture—our business may suffer.

        The success of the Morpol acquisition will depend in part on our ability to retain key personnel currently employed by Morpol. We may be unable to do so. If key employees terminate their employment, management's attention might be diverted from successfully integrating Morpol's operations to hiring suitable replacements, and our business may suffer. In addition, we might not be able to locate suitable replacements for any key employees that leave Morpol. Morpol's founder and former CEO, Jerzy Malek, left Morpol along with two senior executives in 2013. We may be unable to find suitable replacements for these individuals.

        Furthermore, Morpol maintains a unique corporate culture. We may be unable to maintain that corporate culture or otherwise integrate Morpol's culture into our own. Failure to do so may have a material adverse effect on our business.

We would be adversely affected if we expand our business through acquisitions or greenfield projects but fail to successfully integrate them or run them efficiently or retain the associated fish farming licenses.

        We regularly evaluate expansion opportunities such as acquiring other businesses or building new processing plants, fish farming operations or fish feed plants. Significant expansion involves risks such as additional debt incurred to finance the acquisition or expansion and risks relating to integrating the acquired business or new plant or farm into our operations and attracting and retaining customers. If we are unable to integrate acquired businesses or newly formed operations, expansion may have a material adverse effect on our business, financial condition, results of operations or cash flow. In many jurisdictions there are consents or other regulatory requirements to be met when there is a change in ownership in a company holding fish farming licenses. When making acquisitions we run the risk of being denied the necessary consents from governmental bodies.

Risks Related to Our Financing Arrangements

If we are unable to access capital, we may be unable to grow or implement our strategy as designed.

        Salmon farming and seafood processing are capital intensive industries. As the production cycle from eggs to finished products takes approximately three years, substantial working capital is required both in a steady state and in particular when increasing production. Our future development and growth may be dependent on access to external capital in the form of debt and/or equity capital. A lack of access to such capital or material changes in the terms and conditions relating to our external financing could limit our future growth and strategy.

We are highly leveraged and subject to restrictions in our financing agreements that impose constraints on our operating and financing flexibility.

        We have significant indebtedness outstanding including a EUR 775 million syndicated borrowing facility, EUR 350 million and EUR 225 million principal amount of convertible bonds and NOK 1,250 million principal amount of unsecured bonds. We may need to refinance some or all of our indebtedness and may not be able to do so on attractive terms or at all. We may incur additional debt in the future, subject to limitations under our credit facilities and bond terms. The covenants in our credit facility include the following:

  •
  our equity ratio must be above 40% at all times; and

  •
  we must maintain a maximum ratio of net interest bearing debt to EBITDA of 3.25 until the second quarter 2014, declining to 3.00 from (and including) the second quarter 2014. As a consequence of the acquisition of Morpol, the maximum ratio has been temporarily lifted to 3.99 from the first quarter of 2013 until (and including) the third quarter in 2013 when Morpol was consolidated in our Group financials.

        The degree to which we are leveraged could also have important consequences to ADS holders, including:

  •
  limiting our ability to obtain additional funding for future capital expenditures, working capital requirements, debt service requirements, acquisitions, joint ventures and other general corporate purposes;

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  requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, joint ventures and other general corporate purposes;

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  limiting our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;

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  increasing our vulnerability to downturns in our business or in economic conditions generally;

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  placing us at a competitive disadvantage compared with our competitors that have less debt;

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  making it more difficult for us to satisfy our debt obligations; and

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  limiting our ability to pay dividends.

Fluctuations in value of our derivatives used to hedge our exposure to salmon prices may adversely impact our operating results.

        Our business is exposed to fluctuating salmon prices and we use derivative financial instruments to reduce such exposure. We hold certain positions in salmon derivatives that do not qualify as hedges for financial reporting purposes. These positions are marked to fair value and realized and unrealized gains and losses are reported in profit. In addition, although these contracts reduce our exposure to changes in prices for commodity products, the use of such instruments may ultimately limit our ability to benefit from a favorable trend in salmon prices. We also hedge our exposure to salmon prices through short to medium contracts for physical delivery of salmon. Such contracts can adversely affect our profitability when spot prices are increasing.

Fluctuations in value of our currency exchange rates may adversely impact our operating results.

        We are also exposed to changes in currency exchange rates as a part of our business operations. Our reporting currency is NOK, our main financing currencies are EUR, USD, NOK and GBP, and our revenues are primarily denominated in EUR, USD, GBP and JPY. Our main currency exposure is accordingly to EUR, USD, GBP and JPY. Although we seek to hedge our exposure to fluctuations in these currencies, such hedging arrangements may not be effective. Failure to adequately hedge our exposure may have a material adverse effect on our business, financial condition, results of operations or cash flow.

We are subject to fluctuations in interest rates due to the prevalence of floating interest rates in our debt.

        With the exception of the EUR 225 million and EUR 350 million principal amount convertible bonds, we are generally financed using floating interest rates. Our hedges (interest rate swaps) against interest rate fluctuations in our main financing currencies (EUR, USD and GBP) related to our non-current interest-bearing debt, may be ineffective in protecting us from the effects of interest rate increases.

If our customers fail to fulfill their contractual responsibilities, we may suffer losses.

        We are exposed to the risk of losses if one or more contractual partners do not meet their obligations. We cannot guarantee that we will be able to recover losses from trade receivables from the credit insurance companies or that our credit evaluations of trading partners will be effective.

Risks Related to Climate Change

Significant physical effects of climatic change, if they should occur, have the potential to damage fish farming facilities, disrupt production activities and could cause us to incur significant costs in preparing for or responding to those effects.

        Climate change could have an effect on the severity of weather (including hurricanes and floods), sea levels and temperatures of the seawater and availability of fish feed raw materials. If any such effects were to occur, they may have a material adverse effect on our business, financial condition, results of operations or on our suppliers.

Climatic change rules and regulations, if enacted, could increase the costs of operating our facilities or transporting our product.

        Climate change and its association with the emission of greenhouse gases are receiving increased attention from the scientific and political communities. Certain countries and regions have adopted or are considering legislation or regulation imposing overall caps or taxes on greenhouse gas emissions from certain sectors or facility categories or mandating the increased use of electricity from renewable energy sources. These actions could increase the costs of operating our businesses and our transportation costs.

Risks Related to the Listing of the ADSs on the NYSE

We are exempt from some of the corporate governance requirements of the New York Stock Exchange.

        We are a foreign private issuer, as defined by the SEC for purposes of the Securities Exchange Act of 1934, or the Exchange Act. As a result, for so long as we remain a foreign private issuer, we will be exempt from some of the corporate governance requirements of the New York Stock Exchange, or the NYSE. We are permitted to follow the practice of companies incorporated in Norway and listed on the Oslo Stock Exchange in lieu of the provisions of the NYSE's corporate governance rules, except that:

  •
  we are required to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act;

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  we are required to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards;

  •
  our chief executive officer is obligated to promptly notify the NYSE in writing after any of our executive officers becomes aware of any non-compliance with any applicable provisions of the NYSE corporate governance rules; and

  •
  we must submit an executed written affirmation annually to the NYSE. In addition, we must submit an interim written affirmation as and when required by the interim written affirmation form specified by the NYSE.

        The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers with shares listed on the NYSE. As a foreign private issuer listed on the NYSE we intend to rely on certain exemptions, including:

  •
  to not have a compensation committee or corporate governance committee of our Board of Directors as of the date of this registration statement; and

  •
  to use an alternate definition of director independence than that recognized by the NYSE.

        As a result, holders of our ADSs will not be provided with the benefits of certain corporate governance requirements of the NYSE, which may affect the market price for our shares.

We have not yet completed our evaluation of our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

        We will be required to comply with the internal control certification requirements of Section 404 of the Sarbanes-Oxley Act in the second annual report we file after the effective date of this registration statement. Our preliminary assessment is that our current system of internal controls requires enhancements in order to be compliant with Section 404, and while we intend to achieve compliance within the time required, we may not be able to meet the Section 404 requirements in a timely manner. If it is determined that we are not in compliance with Section 404, we will be required to implement new internal control procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as external auditor fees during the implementation of these changes and thereafter. We will need to hire additional qualified personnel in order for us to be compliant with Section 404. If we fail, for any reason, to implement these changes effectively or efficiently, such failure could harm our operations, financial reporting or financial results and could result in our conclusion that our internal control over financial reporting is not effective.

Our ADSs cannot be traded on any exchange outside the United States.

        Our ADSs are listed only in the United States on the NYSE and we have no plans to list our ADSs in any other jurisdiction. As a result, a holder of our ADSs outside the United States may not be able to effect transactions in our ADSs as readily as the holder would if our securities were listed on an exchange in that holder's home jurisdiction.

Future sales of ADSs or ordinary shares by existing shareholders could cause the price of our ADSs to decline.

        If our existing significant shareholder who as of January 17, 2014 controlled over 27% of Marine Harvest ASA, sells, or indicates an intention to sell, substantial amounts of our ADSs or ordinary shares in the market the trading price of our ADSs could decline significantly. We cannot predict the effect, if any, that future sale of these ADSs or ordinary shares or the availability of these ADSs or ordinary shares for sale will have on the market price of our ADSs.

ADS holders have no legal interest in the underlying ordinary shares.

        ADS holders acquire the beneficial, and not the legal, interest in the underlying ordinary shares, which the depositary holds in trust for them, under the terms of the deposit agreement. The intended effect of the trust is to ring-fence the ordinary shares in the hands of the depositary by conferring a property interest on ADS holders as beneficiaries. The interest of the ADS holders as beneficiaries in trust assets, which are the ordinary shares, is indirect, in the sense that in the normal course they do not have any direct recourse to the ordinary shares nor do they have any direct right of action against us.

ADSs may be subject to transfer limitations.

        ADSs are transferable on the books of the depositary. The depositary however, may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement.

Because U.S. investors may be unable to participate in future rights offerings, their percentage shareholding may be diluted.

        Except in limited circumstances, shareholders in Norwegian public limited liability companies have preemptive rights proportionate to the aggregate amount of the shares they hold with respect to new shares issued by the company. For reasons relating to U.S. securities laws or other factors, U.S. investors may not be able to participate in a new issuance of our ordinary shares or other securities and may face dilution as a result. You can find a further description of the preemptive rights of shareholders of Norwegian public companies under "Item 10. Additional Information—B. Memorandum and Articles of Association—Additional Issuances and Preferential Rights."

The relative volatility and limited liquidity of the Norwegian securities markets may adversely affect the liquidity and market prices of the ordinary shares and the ADSs.

        The Norwegian equity market is smaller and less liquid than the major U.S. and some other EU securities markets. The Oslo Stock Exchange is significantly less liquid than the NYSE, or other major exchanges in the world. As of December 31, 2012, the aggregate market capitalization of the Oslo Stock Exchange was equivalent to approximately NOK 1,631.29 billion (USD 276.76 billion). In contrast, as of December 31, 2012, the aggregate market capitalization of the NYSE was approximately USD 14 trillion. The relative volatility and illiquidity of the Norwegian securities markets may substantially limit your ability to sell the units or ADSs at the time and price you desire (or at all) and, as a result, could adversely impact the market price of these securities.

Our ADS holders' ability to bring an action against us may be limited under Norwegian law.

        We are a public limited liability company incorporated under the laws of Norway. The rights of holders of ordinary shares underlying ADSs are governed by Norwegian law and by our articles of association. These rights differ from the rights of shareholders in typical U.S. corporations. In particular, Norwegian law limits the circumstances under which shareholders of Norwegian companies may bring derivative actions. Under Norwegian law, any action brought by us in respect of wrongful acts committed against us takes priority over actions brought by shareholders in respect of such acts. In addition, it may be difficult for our ADS holders to prevail in a claim against us under, or to enforce liabilities predicated upon, U.S. securities laws.

Judgments of Norwegian courts with respect to the ADSs may be payable only in Norwegian krone.

        If proceedings are brought in a Norwegian court seeking to enforce the rights of holders of the ADSs, any judgment made in favor of such holders, even if the judgment is on an obligation deemed to be denominated in USD, could be made or awarded in Norwegian krone based on the exchange rate in effect at the time the judgment is entered. The prevailing party in such proceeding would therefore bear exchange rate risk until the judgment could be collected.

By purchasing ADSs, holders will irrevocably submit to the jurisdiction of state or federal courts in New York, New York in connection with any legal suit, action or proceeding relating to the deposit agreement or the ADSs.

        By purchasing ADSs or an interest therein, holders of ADSs irrevocably agree that any legal suit, action or proceeding against or involving us or the ADR depositary, arising out of or based upon the deposit agreement or the ADSs, may only be instituted in a state or federal court in New York, New York, and by purchasing ADSs or an interest therein, holders irrevocably waive any objection to the laying of venue of any such proceeding. We have agreed to indemnify the ADR depositary and its agents under certain circumstances.

Neither the ADR depositary nor any of its agents will be liable for indirect, special, punitive or consequential damages.

        Neither the ADR depositary nor any of its agents will be liable to holders or beneficial owners of ADSs or interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

Holders of the ADSs may experience losses due to increased volatility in the U.S. capital markets.

        The U.S. capital markets have experienced extreme price and volume fluctuations as a result of the global economic and financial crisis and its aftermath that have affected, and continue to affect, the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance or results of operations of those companies. These broad market fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, as well as volatility in international capital markets, may cause the market price of shares of the ADSs to decline.

        In addition, on August 5, 2011, S&P lowered the long-term sovereign credit rating of U.S. government debt obligations from AAA to AA+. On August 8, 2011, S&P also downgraded the long-term credit ratings of U.S. government-sponsored enterprises. These actions initially have had an adverse effect on capital markets in the United States and elsewhere, contributing to volatility and decreases in prices of many securities trading on the U.S. national exchanges. Other ratings agencies may, in the short or long-term, also lower the sovereign credit rating of the United States or of other sovereigns. Any volatility in the capital markets in the United States or elsewhere, whether resulting from a downgrade of the sovereign credit rating of U.S. debt obligations or otherwise, may have an adverse effect on the price of the ADSs.

Exchange rate volatility may adversely affect the market price of the ADSs and the dividends payable to ADS holders.

        From time to time, there have been significant fluctuations in the exchange rate between the Norwegian krone and the USD. Unforeseen events in international markets, fluctuations in interest rates, changes in capital flows, political developments or inflation rates may cause exchange rate instability that could, in turn, depress the value of the NOK, thereby decreasing the USD value of the ADSs and any dividends or distributions paid on the ordinary shares underlying the ADSs.

Risks Related to Tax Matters

We are exposed to potentially adverse changes in the tax regimes of each jurisdiction in which we operate.

        We have operations in 22 countries around the world, and any of these countries could modify its tax laws in ways that would adversely affect us. Most of our operations are subject to changes in tax regimes in a similar manner as other companies in our industry. Significant changes in the tax regimes of countries in which we operate may have a material adverse effect on our liquidity and results of operation.

ITEM 4.    Information on the Company

A.  History and Development of the Company

        We were incorporated in Norway on May 18, 1992 pursuant to the Norwegian Public Limited Liability Companies Act. Our organization number in the Norwegian Register of Business Enterprises is 964 118 191. The legal and commercial name of the company is Marine Harvest ASA, a public limited liability company, or allmennaksjeselskap, under Norwegian law.

        Marine Harvest N.V. was founded in Lochailort, Scotland in 1965. Marine Harvest N.V. changed names and owners several times before it was acquired by Pan Fish ASA in 2006. In 2006, Pan Fish ASA acquired Fjord Seafood ASA and Marine Harvest N.V. Pan Fish ASA was founded in 1992 and listed on the Oslo Stock Exchange in 1997. Fjord Seafood ASA was founded in 1996 as Torgnes Invest AS and was listed on the Oslo Stock Exchange in 2000. Pan Fish ASA changed its name to Marine Harvest ASA in 2007.

        Our principal and registered office is located at Sandviksboder 77 A/B, 5035 Bergen, Norway. Our telephone number at this address is + 47 21 56 23 00. We also have offices in several cities throughout the world.

        For further information on important events in the company's business, see "—B. Business Overview—Business." For further information on the company's principal capital expenditures and divestitures, see "Item 5. Operating and Financial Review and Prospects—Capital Expenditures."

B.  Business Overview

Industry Overview

        In this registration statement we use live weight equivalent, or LWE, which measures the weight of the fish swimming in the sea, whole fish equivalent, or WFE, which measures the weight of the fish after it has been harvested and bled, and gutted weight equivalent, or GWE (also referred to as head on, gutted, or HOG), which measures the weight of the fish head on, gutted. Charts in the registration statement accredited to Kontali Analyse AS, or Kontali, an independent provider of analyses mainly for the aquaculture and fishing industry, either have been generated for the Salmon Farming Industry Handbook 2013 or are based on data available to the industry as a whole through Kontali's database.

        We engage in aquaculture, which involves cultivating aquatic organisms under controlled conditions. Aquaculture is a fast growing animal food producing sector. In 2009, the aquaculture industry contributed 47% of the fishery output for human consumption, yet fish was estimated to account for only 6% of the total global protein consumption in 2009, according to the Food and Agriculture Organization (FAO). The following chart shows protein sources used in human consumption in 2009:

Protein sources for
human consumption

Source: FAO, Population Division of the Department of Economic and Social Affairs of the United Nations Secretariat, World Population Prospects: The 2010 Revision, or the World Population Prospects

        According to the Food and Agricultural Organization, approximately 85% of wild-caught and farmed fish is consumed by humans while the remaining is used in fish feed production and non-food uses. The following chart shows seafood harvest volume by species in 2011 in millions of tons LWE distinguishing farmed and wild caught seafood:

Selected seafood species 2011

(1)
"Pelagic for consumption" includes herring, horse mackerel, capelin and sardines.

Source: Salmon Farming Industry Handbook 2013

        Our main product is farmed salmon. Salmon consumption is considered to be healthy because of its high content of protein and omega-3 fatty acids. Salmon is a small but growing part of the global protein supply. Even with an increase in production of Atlantic salmon by more than 600% since 1990, according to the Food and Agricultural Organization, total global supply of salmon is still marginal compared to most other major seafood categories. Whitefish harvest is approximately ten times larger and consists of a much larger number of species, including cod, hake and pollack. Farming of whitefish is less industrialized than farming of salmon and is mostly done in Asia.

        Salmon is the common name for several species of fish of the family Salmonidae. Within the Salmonidae family are the genus Salmo, which contains Atlantic salmon, or Salmo salar, and the genus Oncorhynchus, which contains Pacific salmon, trout and char. According to the Food and Agricultural Organization, the total global consumption of salmon in 2012 was 3.6 million tons WFE. Approximately three quarters of the world's total salmon harvest is farmed. Production of farmed Atlantic salmon occurs in the Atlantic Ocean, where Atlantic salmon is commonly found, and the Pacific Ocean, where native species of salmon include Chinook, Coho, Chum, Pink, Sockeye, Masu and Rainbow trout—these species are sometimes collectively referred to as Pacific salmon. Most species of trout are sub-species of salmon.

        The following chart shows farmed and wild catch of salmon, in thousands of tons GWE in 2012:

Salmonids Harvest 2012
(in thousands tons GWE)

Source: Salmon Farming Industry Handbook 2013

        Although several of these salmon species are available from both wild and farmed sources, almost all commercially available Atlantic salmon is farmed. Atlantic salmon farming started on an experimental level in the 1960s, and became an industry in Norway in the 1980s and in Chile in the 1990s. Salmon farming consists of raising juvenile salmon, or smolt, to fully grown salmon in large nets in areas of the sea, fjords and bays. Salmon farming also includes raising smolt from salmon eggs, which takes place in freshwater, typically lakes or in tanks on land. Most farmed salmon comes from Norway, Chile, Scotland, Canada, the Faroe Islands and Australia.

        The supply of farmed Atlantic salmon has been growing rapidly since 1994. The chart below shows the farmed Atlantic salmon harvest in millions of tons GWE for the periods indicated below:

Atlantic Salmon World Supply (GWE)

Source: Kontali Database

Market Drivers of Salmon Production

        Historically, growth of farmed salmon harvest volume has been principally driven by increasing human population, increasing per capita gross domestic product, or GDP, particularly in emerging markets, limitations on wild catch, consumer appeal of salmon and the sustainability of salmon farming.

Increasing Human Population

        The last half century has seen a rapid growth in global population from 2.5 billion in 1950 to 6.1 billion in 2000. The global population is forecast to grow by a further 3.5 billion to 9.6 billion between 2000 and 2050, and most of this growth is expected to come from the developing world. This increase in population is expected to result in growth in total protein demand.

Increasing Wealth

        Animal protein consumption levels generally increase with growth of disposable income. Annual per capita fish consumption rose from 9.9 kilograms in the 1960s to 18.4 kilograms in 2009. This effect is particularly significant where pre-tax GDP per capita ranges between USD 2,000 and USD 20,000. Many major emerging markets, such as China, Brazil, Russia and India, have average per capita GDP in this range. Thus, consumption of animal protein as a percentage of overall protein consumption has the potential to increase in these emerging markets.

Limitations on Wild Catch

        Wild fish harvests for human consumption has been relatively stable since the 1990s, increasing approximately 1% per year. This is likely due to wild harvests reaching the maximum long-term sustainable potential of the world's marine capture fisheries. We believe that today, up to three-quarters of the major marine fish stocks are either depleted, overexploited or being fished at their biological limit. With wild catch stagnating, the growth in fish production to meet expected growth in demand is expected to come from aquaculture. According to the Organisation for Economic Co-operation and Development ("OECD")-FAO Agricultural Outlook 2013, aquaculture production for human consumption will increase by 26% from 2012 production of 66.2 million tons, to 83.5 million tons per annum by 2021.

        The following chart shows the volume of seafood produced from wild catch and aquaculture in thousands of tons LWE for the years indicated for the periods indicated below:

Source: OECD-FAO Agricultural Outlook 2013

        The supply of salmon has generally followed the global trend in seafood, as consumption of both salmon and other seafood have shifted more towards aquaculture due to the stagnating supply of many species of wild catch in several regions. For the last decade, wild catch of salmon has varied between 700,000 and 1,000,000 tons LWE, whereas farmed salmon has increased from 790,000 tons GWE in

2000 to 1,800,000 tons GWE in 2012. Harvest volume of farmed salmon exceeded the volume of wild caught salmon for the first time in 1999. Since then, the share of farmed salmon has increased to become the dominant source of salmon supply.

Consumer Appeal of Salmon

        The health benefits of salmon help drive a strong consumer appeal. In light of the increasing global obesity rates, governments and food and health advisory bodies in Europe and the United States are encouraging people to consume more fish. The U.S. National Institute of Health, the UK National Health Service, the Norwegian Ministry Directorate of Health and several other national health organizations recommend eating fish at least twice a week.

        Protein provides essential amino acids for the body that are a vital source of energy and important during growth and development, and fish is one of the best sources from which the body can obtain these. The following table shows protein content across various sources of food, including Atlantic salmon:

Food type	Protein content	# of Recommended Dietary Allowances
Milk (semi-skimmed)	3 grams	6%
Cereal (corn flakes)	8 grams	15%
Cooked soybean	12 grams	22%
Egg (fried)	14 grams	26%
Sea bass	18 grams	33%
Tilapia	20 grams	37%
Atlantic salmon	20 grams	37%
Chicken	21 grams	39%

Source: USDA National Agriculture Library. Protein content is per 100 grams.

        Atlantic salmon has a high-protein content and a favorable fat composition, which provide a range of health benefits. Atlantic salmon as well as white-fleshed fish, such as cod, pangasius and tilapia, is low in saturated fat compared to other sources of animal protein, especially red meat. A high intake of saturated fat can lead to an increased risk of cardiovascular disease, cancer and other related disorders. Fish, such as salmon, are also rich in omega-3 fatty acids, in contrast to other protein sources, and healthy sources of omega-3 fatty acids have been shown to help reduce the risk of various diseases.

Sustainability

        Our industry's operations and long-term profitability ultimately depend on sustainability and environmental responsibility. Economic and resource efficiency of animal protein production are frequently measured in terms of feed conversion ratio and edible yield. Both of these measures indicate that Atlantic salmon has a competitive advantage compared to other farmed animals. As a result, we believe that aquaculture is an important and sustainable future source of protein.

        Feed conversion ratio measures the number of kilograms of feed needed to increase an animal's bodyweight by one kilogram. For farmed salmon, the ratio is approximately 1.2 kilograms of feed per one kilogram of body weight, which is below other animals such as pigs and chickens, which have feed conversion ratios of approximately three and two kilograms, respectively.

        Edible yield measures the percentage of an animal that can be consumed by humans. Once harvested, the yield out of one kilogram of salmon is 68% of edible meat. This is significantly higher than pork or chicken.

        Another measure of resource efficiency of Atlantic salmon is the edible meat produced by 100 kilograms of feed. The following charts show the edible yield as a percentage of an animal's body weight and edible meat per 100 kilograms of feed fed:

Edible yield	Edible meat per 100kg feed fed

Source: Norwegian University and Life Sciences 2002. Edible yield is the ratio of body weight normally eaten.

        Salmon retain a high degree of the protein they consume because salmon are cold-blooded, and thus do not need to spend energy maintaining their body temperature. Salmon are also almost weightless in water and do not need to build a strong skeleton nor spend significant energy keeping their bodies upright. As a result, the percentage of protein retained in the edible parts of the salmon is much higher than in pork and chicken, as demonstrated by the charts below, which show the percentage of gross energy and crude protein retained in the edible product by protein source:

Energy retention	Protein retention

Source: Ytrestoyl et al 2011. Energy retention is measured as the energy in edible parts (measured in kilojoules or calories), divided by gross energy in feed. Protein retention is measured as kilograms of protein in edible parts divided by kilogram of protein fed.

        Farmed fish is a climate friendly protein source, and is expected to become an important solution to providing the world with vitally important proteins with limited negative effects on the environment going forward. The carbon footprint of farmed salmon is 2.9 carbon equivalents per kilogram of edible product whereas corresponding numbers are 5.9 kilograms and 30 kilograms of edible product for pork and beef, respectively, according to Eurostat Aquaculture and Wild Catch and the Norwegian Seafood Export Council.

        In addition, farmed Atlantic salmon requires only 1,400 liters of freshwater per kilogram of produced salmon, compared to the production of one kilogram of beef, which requires 15,400 liters of freshwater consumption.

Salmon Farming

        Salmon farming entails cultivation of salmon from spawn to adult and harvesting the salmon. The figure below illustrates the aquaculture value chain, from eggs to smolt to adult fish, and finally the primary and secondary processing of the harvested fish. Primary and secondary processing is further discussed in "—Business—Product—How We Create Tasty and Heathy Seafood—Processing"

Production Phases

        Salmon farming entails transforming salmon eggs to smolt to a full-grown salmon of typically four to five kilograms. Salmon farming follows the same cycle as takes place naturally for wild salmon. The overall life cycle of salmon typically takes between 24 and 36 months, starting in freshwater and involving several stages in freshwater before the young salmon, or smolt, is ready for the sea.

  Freshwater phase

        The salmon farming production cycle begins with the freshwater phase, which takes approximately ten to 16 months. The salmon freshwater growth sequence is: broodstock, egg, alevin, fry, parr and smolt. This initial stage of production occurs in hatcheries (pools on land) or in freshwater lakes. This phase requires a continuous flow of clean, oxygenated water, which limits the number of suitable locations.

        Initially, broodfish, which are salmon selected for breeding purpose, are stripped for eggs. Some producers have their own broodstock, while others acquire eggs in the market. There are several suppliers of eggs to the industry: Aquagen AS and Salmobreed AS are some of the most significant third-party providers of eggs.

        The eggs are then fertilized under controlled conditions, or spawned, and then transferred to hatching trays. Once the eggs hatch into alevins, they grow in the hatching trays until they become fry and are ready to be moved into freshwater tanks on land (outdoor or indoor) or to cages in freshwater lakes. The fry grows until it becomes smolt, a stage at which the fish is normally between 60 to 120 grams and is ready to transition into the seawater phase, a process called smoltification.

  Seawater phase

        After the freshwater phase, smolt are transferred to seawater in large tanks on trucks and in boats known as well boats. During the journey, the salinity of the water is gradually increased to approach the natural salinity of seawater. The smolt are then transferred to net pens in seawater.

        The seawater phase lasts until salmon reaches a harvest weight of typically four to five kilograms over a period of 14 to 20 months. Salmon must be harvested before it reaches reproductive maturity, or maturation. Upon maturation, the salmon's color and meat quality changes which results in product downgrade. The growth of the fish is heavily dependent on the seawater temperatures, which varies by time of year and across regions. In Chile, the cycle is slightly shorter as seawater temperatures are closer to optimal. The following images show a typical seawater cage used to cultivate adult salmon:

        The grow-out facilities used for fish at sea are circular or square pens (either steel or plastic), equipped with a series of floating docks, walkways, moorings, nets, cameras, feed barges and boats. The pens are anchored to the seabed. The sites of these facilities are selected carefully for good water flow, oxygen concentration, shelter from rough waters, depth beneath the pens, distance from other sites, water temperature and salinity. Throughout the farming sequence, from closed tanks on land to cages in open water, it is important to maintain high standards of hygiene and fish welfare.

  Harvest phase

        When salmon reaches market weight, it is harvested. Harvesting of fish—stunning, bleeding and gutting—is done in different ways, depending on the production region. Fish ready for harvest may be transported to the harvest station in a well boat, which has a large, aerated tank of water in which the fish are free to move around. Alternatively, a mobile harvesting station may travel to the farm. The fish may be gutted at the time of harvesting or at a central point prior to preparing the fish for sale. Fish not yet gutted are transferred to primary processing plants. Fish gutted on site are transported to secondary processing facilities or to the market.

Fish Feed

        High quality fish feed is essential for the performance and quality of the fish. Fish feed is produced by combining various raw materials such as fish oil and meal, vegetable oil and meal and, in some cases, animal proteins along with binding agents such as wheat. A paste is produced by adding water and the mixture is shaped into pellets, which are then transported to the fish farms. The major cost elements in producing salmon feed are cost of raw materials used in the fish feed and the production cost. Fish feed for salmon typically contains a combination of some of the following ingredients:

  •
  Fish oil: important for content of omega-3 fatty acids

  •
  Fish meal: valuable source of protein; may be replaced by other sources of protein such as processed soya and legumes (a species of plant that includes peanuts, peas, beans, lentils and alfalfa)

  •
  Canola oil: used as a substitute for fish oil

  •
  Soya protein concentrate: used as a substitute for fish meal

  •
  Wheat gluten: high protein raw material substitute for fish meal

  •
  Wheat and peas: carbohydrates for binding

  •
  Minerals and vitamins: trace substances that are vital to the fish performance

  •
  Pigment: Astaxanthin from different sources; the same molecule is found in crustaceans making the flesh of wild Salmonid pink

        Historically, fish feed producers have relied heavily on fish meal and fish oil as ingredients for fish feed. In order to reduce dependency on marine ingredients and improve the sustainability of fish feed production, fish feed producers have put significant efforts into substituting other fish feed stocks such as agricultural crops and other oils for fish meal and fish oil. Raw materials for fish feed are widely available on the open market.

        The following series of charts shows the evolution of fish feed components since 1990:

Source: Holtermann 2013

        Production of fish feed is a specialized industry, currently dominated by a few key producers. Fish feed producers have in recent years enjoyed significant growth, driven by increased demand from salmon farmers. Furthermore, capacity has been stretched in recent years, which has allowed fish feed producers to earn high returns.

        The three largest companies in the global fish feed sector are EWOS, Skretting and BioMar. The following chart shows the estimated market share for fish feed producers in 2013, by volume sold:

Feed producers' market share 2013E

Source: Holtermann 2013

        Skretting (Netherlands):    Skretting has reported that it is the world leader in the production and supply of fish feed for farmed fish and shrimp. Skretting reported that it has operations on five continents that produce and deliver fish feed for more than 60 species of farmed fish and shrimp. Skretting reported that it delivered 1.7 million tons of fish feed in 2012.

        EWOS (Norway):    EWOS has reported that it produces feed for the fish farming industry, primarily producing feed for salmon and trout, and that it is the world's largest supplier of salmon feed by volume. EWOS reported that it delivered 1.2 million tons of fish feed in 2012. EWOS reported that it has facilities in all key salmon farming regions, including Norway, Chile, Canada and Scotland. From these operations, EWOS exports fish feed to a range of countries in Europe, South America, Asia, Russia, and to the United States.

        BioMar (Denmark):    BioMar has reported that it is the world's third-largest manufacturer of feed for industrial fish farming. BioMar reported that it has production in Norway, Scotland, Denmark, France, Spain, Greece and Chile. BioMar reported that it delivered 980 thousand tons of fish feed in 2012.

Fish Health

        Fish farming includes several biological risks. Biological risks include diseases, algae or jelly fish bloom. Prevalence rates in our farming territories vary. Common conditions include:

  •
  Sea lice, which are controlled through biological cleaner fish such as wrasse that eat the parasites off the fish's skin, medicinal treatments, bath treatments and in-feed treatments.

  •
  Amoebic Gill disease, or AGD, which is a gill pathology disease caused by infectious agents and treated by hydrogen peroxide or freshwater baths.

  •
  Infectious Salmon Anemia, or ISA, which is a viral disease controlled through husbandry practices, and in some areas, vaccines.

  •
  Pancreas Disease, or PD, which is a viral disease controlled through husbandry practices and vaccines.

  •
  Heart and skeletal muscle inflammation, or HSMI, which is a viral disease for which no vaccines are yet developed.

  •
  Cardiomyopathy syndrome, or CMS, which is a viral disease for which no vaccines yet are developed.

  •
  Salmonid Rickettsial Septicemia, or SRS, which is a bacterial disease controlled with vaccines and in some instances antibiotic treatment.

        For more on these and other diseases affecting production, see "Item 3. Key Information—D. Risk Factors—Risks Related to Our Fish Farming Operations—Our fish stocks can be adversely affected by various diseases." Today there exist vaccine or medicinal treatment possibilities for many of these diseases, but the efficacy can still vary.

Seawater Temperatures, Algae and Sea Blooms

        Salmon is cold-blooded and temperature plays an important role in its growth rate. Unexpected warm or cold temperatures and altered oxygen levels in the sea can have a significant impact on feed consumption and growth rates. The optimal temperature range for Atlantic salmon is eight to 14 degrees Celsius (46 to 57 degrees Fahrenheit).

        The seawater temperatures vary throughout the year in all salmon production regions. The band of permissible temperatures ranges from 0 degrees Celsius (32 degrees Fahrenheit) and upwards to 18 degrees Celsius (64 degrees Fahrenheit). Temperatures below -0.7 degrees Celsius (30.7 degrees Fahrenheit) can lead to mass mortality while disease risk increases with high seawater temperatures. Production countries in the Northern hemisphere typically experience low seawater temperatures during the beginning of the year and high temperatures in autumn, with seawater temperatures varying on average ten degrees Celsius (18 degrees Fahrenheit). Annual seawater temperature in Chile is more stable, varying between ten and 14 degrees Celsius (50 and 57 degrees Fahrenheit). The stable seawater temperature suitable for salmon is one of the most important natural competitive advantages of Chile compared to other production regions, which reduces the production time by a few months compared to other salmon producing regions. Chile has the highest average seawater temperature of 12 degrees Celsius (54 degrees Fahrenheit), while Ireland has an average seawater temperature of 11 degrees Celsius (52 degrees Fahrenheit) and the three other production regions have an average seawater temperature of about 10 degrees Celsius (50 degrees Fahrenheit).

        Very high or low water temperatures, too little phosphorous or imbalanced mineral content in the diet, light manipulation (simulation of daylight) to speed up the rate of growth, acidic water, too much carbon dioxide in the water during the freshwater phase and too rapid growth in the freshwater phase can all impact the health of salmon. In addition, extreme weather conditions along coastlines, such as storms or floods, could lead to incidents of fish escape, loss of biomass, loss of feeding days and repair costs relating to damage of facilities. Farmed salmon may also be exposed to contamination by undesirable substances through raw materials and ingredients in the feed and polluted waters.

        Under certain conditions, algae or jelly fish populations can grow rapidly into a bloom and accumulate near the surface of the water. Algae can reduce the available oxygen in the water leading to reduced growth of the fish and in some cases to death from suffocation. Some algae species clog the gills, leading to damage on the fish, and a few species produce potent toxins such as neurotoxin. Harmful algae represent a particular risk in fish farming because the fish cannot swim away as they may do in the wild. Jelly fish may accumulate on the net pens affecting the water flow and oxygen level. Some types of jelly fish can damage skin or gills and cause mortality. Blooms of algae and jelly fish are largely dependent on local marine, weather and temperature conditions. Algae and jelly fish have from time to time led to losses at individual sites, and represent a general threat to any open net cage facility. No uniform response is suitable for all types of algae and jelly fish and fish losses due to harmful algae and jelly fish blooms are difficult to predict and prevent.

Key Production Regions

        Location is of great importance for salmon farming, as seawater temperature and currents have a major impact on the well-being and growth of salmon. As a result, the production of farmed salmon takes place in countries that have relatively low and stable seawater temperatures as well as an extensive shoreline (longer shorelines offer a greater number of potential farming sites), such as

Norway, Chile, Scotland, Canada and Australia. The following chart shows the harvest of Atlantic salmon by year and by country of origin in thousand tons of GWE for the years 2007 through 2012:

Harvest of Atlantic salmon
(in thousand tons GWE)

Source: Kontali Database. "Others" include Australia, Ireland, the Faroe Islands, Russia and Iceland.

Norway

        Norway is the largest producer of farmed salmon globally and has the most developed aquaculture industry. Harvest of salmon in Norway has grown by on average 10% annually since 2007 and was 1,065,000 tons GWE in 2012. The main driver of the increased harvest was improved utilization of each license. Utilization of each license is regulated through the maximum allowed biomass, or MAB, which stipulates that the biomass for a license should at no point exceed 780 tons LWE (945 tons LWE in the regions of Troms and Finnmark). Norwegian salmon farmers have in recent years significantly increased their utilization of each license, and are now reaching the limit of MABs. The number of licenses has increased from 929 in 2007 to 963 in 2012. Norwegian authorities are in the process of issuing 45 new licenses. The following chart shows MAB compared to the total biomass by tons of LWE in Norway for the years indicated:

Source: Salmon Farming Industry Handbook 2013

        With limited room for continued improvement of the utilization of each license, growth is generally expected to slow in the near future and be primarily driven by issuances of new licenses. Markets for salmon farmed in Norway include Norway, the European Union, Russia and Asia.

Chile

        Over the last 20 years Chile has developed into one of the most important aquaculture producers globally and is now the second-largest producer of salmon in the world. Atlantic salmon is the main specie, but there is also significant production of Coho salmon and Rainbow trout. Chilean production has in recent years been significantly impacted by challenging biological conditions. Disease problems in Chile started escalating after 2005, with disease and sea lice problems resulting in poor biological performance. Mortality increased rapidly as a result of appearance of the ISA virus and the growth of fish was reduced, sharply affecting yields (kilogram harvested per stocked smolt). As a result, there was a 68% drop in the Atlantic salmon harvest in Chile between 2008 and 2010. In response to the biological challenges, Chilean authorities have sought to revamp the regulation of the Chilean salmon farming industry. Since 2010, the Chilean salmonid industry has rebounded, growing by 29% in 2011 and 30% in 2012, with farmed Atlantic salmon harvests growing by 71% and 65%, respectively in 2011 and 2012. Markets for salmon farmed in Chile include the United States, South America and Asia.

Scotland

        Scotland is the third-largest producer of salmon in the world, after Norway and Chile. While harvest volumes have more than doubled in Norway and Chile over the last 10 years, the volume harvested in Scotland has remained relatively stable. The main factors that limited growth of farmed salmon in Scotland are a lack of availability of suitable sea sites and the limited number of new licenses. Despite these limitations, the harvest of Scottish salmon grew by 3.6% annually from 2007 to 2012, driven by high market prices following the ISA crisis in Chile. Even though harvest growth in Scotland has not kept pace with Chile and Norway, the market is well managed with strong infrastructure and strict regulatory control. Although Scotland has a strong home market, a global market exists for Scottish salmon including the United States, the European Union and China.

Canada

        Canada is the world's fourth-largest producer of Atlantic salmon, with harvests growing by 2.4% annually from 2007 to 2012. Canadian production has been impacted by events causing elevated mortality (e.g., algae blooms). The market for salmon farmed in Canada includes Canada, the West coast of the United States and Asia.

        Other locations for production of farmed salmon include the Faroe Islands, Ireland, Australia, Iceland and Russia and some very limited production in France, Denmark, Spain and Turkey.

Farming Industry Structure

        Historically, the salmon industry has been made up of many, small companies, particularly in Norway, and to a lesser degree in Scotland and in Chile. During the last decade the salmon farming industry went through a period of consolidation. The following chart shows the number of companies comprising 80% of the industry's harvest volume for the periods indicated below:

Source: Kontali Database.

        The four largest salmon farmers by volume are Marine Harvest, Lerøy, Cermaq and SalMar.

        Marine Harvest (Norway):    We are the world's largest salmon farmer, with a 2012 harvest of 392,306 tons GWE. We are present in all key production regions, but the bulk of our harvest is in Norway. In 2012, 65.1% of our sold volume was derived from Norway, 10.3% from Chile, 10.3% from Scotland, 10.3% from Canada and the remaining 4% from the Faroe Islands and Ireland.

        Lerøy (Norway):    Lerøy is the world's second largest salmon farmer, with a reported 2012 harvest of 153,403 tons GWE. In 2012, Leroy reported that 100% of its sold volume derived from Norway. Lerøy also has a 50/50 joint venture with SalMar in Scotland, called Scottish Sea Farms. In 2012, Scottish Sea Farms reported a harvest of 13,600 tons GWE of salmon. Including the joint venture, 92% of Lerøy's volume is reportedly derived from Norway and 8% from Scotland.

        Cermaq (Norway):    Cermaq is the world's third largest salmon farmer, with a reported 2012 harvest of 119,600 tons GWE. In 2012, Cermaq reported that 42% of its sold volume derived from Norway, 42% from Chile, and 16% from Canada.

        SalMar (Norway):    SalMar is the third largest salmon farmer in Norway and the world's fourth largest salmon farmer, with a reported 2012 harvest of 102,600 tons GWE. In 2012, SalMar reported that 100% of its volume derived from Norway. SalMar has a 50/50 joint venture with Lerøy in Scotland, and in addition owns 14.9% of P/F Bakkafrost, a fish farming company in the Faroe Islands. Including the joint venture, reportedly, 88% of SalMar's volume is derived from Norway and 12% from Scotland.

Secondary Processing and Industry Structure

        Salmon processing can be divided into primary and secondary processing, with secondary processing including value-added processing, or VAP. Primary processing includes slaughtering and gutting and is typically undertaken by the salmon farmer. Secondary processing entails removing the head, filleting, fillet trimming and portioning, as well as further processing of the fish, including marinating, smoking or cooking the salmon. Secondary processing requires different processing facilities than primary processing and is often undertaken by dedicated salmon processing companies.

        Salmon processors acquire salmon from salmon farmers like us. The salmon processing industry is fragmented, with more than 4,000 companies in Europe alone. Most of the companies are fairly small, but there are also several companies of significant size involved in the secondary processing of salmon and other seafood species. The largest secondary processors of salmon are Marine Harvest, Morpol (which we recently acquired) and Labeyrie.

        Marine Harvest (Norway):    In Europe, we produced approximately 56,000 tons of finished secondary products from facilities in France, Belgium, the Netherlands, the Czech Republic, Ireland and Poland in 2012. In addition approximately 50% of the 41,265 tons of fillets produced in Norway were sold to third parties. In the Americas, we produced 35,300 tons of secondary products in 2012 from plants in the United States, Canada and Chile. In Asia, we produced 2,100 tons of finished products at our processing plants in Japan in 2012.

        Morpol (Poland):    The European Commission approved our acquisition of Morpol, a world leading salmon processor, on September 30, 2013. Morpol processed 68,213 tons of secondary processed products from facilities in Poland, United Kingdom and Vietnam in 2012. Morpol's main markets are Poland, Germany, France and the United States.

        Labeyrie (France):    Labeyrie reports that it is the world's second-largest salmon processor, selling most of its products in France, but Labeyrie products are also found in the United Kingdom, Spain, Italy and Belgium.

        Other renowned companies in the secondary processing industry include Alfesca (Iceland), Meralliance (France), Suempol (Poland) and Friedrichs (Germany). Most of the largest processors base their processing on Atlantic salmon, producing smoked salmon, portions or ready to eat and ready to heat meals.

Key Markets and 2012 Trends

        The market growth in the consumption of Atlantic salmon has been substantial for many markets with Russia, Japan and Brazil having the highest percentage growth rates. The European Union, the

United States, Japan and Russia are the largest markets for Atlantic salmon. The following chart shows the consumption of Atlantic salmon by markets and year in thousand tons of GWE:

Consumption of Atlantic salmon
(in thousand tons GWE)

Source: Kontali Database

        Geographically, growth has been observed in both traditional and in new salmon markets. The strong growth in Brazil is linked to the growing supply of salmon from Chile. The supply of farmed salmon to Japan in 2012 was up 39.0% compared to 2011, a result of strong demand in 2012. In general, the Asian market was stimulated by very attractive prices for salmon of Chilean origin.

European Union

        The European Union is the world's largest market for Atlantic salmon. The bulk of the salmon supplied to the EU market is exported from Norway and Scotland. In the European Union, the supply of Atlantic salmon increased from 634,100 tons GWE in 2007 to 825,700 tons GWE in 2012, constituting an average annual increase of 5%. Growth was especially significant in 2012, driven by a drop in the salmon price and high promotional activity by retail chains.

United States

        The United States is the world's second largest market for Atlantic salmon. The supply of Atlantic salmon to the U.S. market was approximately 310,600 tons GWE in 2012, up by an average of 2% annually from 2007. Growth was negative from 2007 to 2010, due a significant drop in the supply of salmon from Chile. The U.S. market is predominantly supplied by the Chilean and Canadian salmon farmers.

Russia

        Russia has recently increased its importance as a major market for Atlantic salmon. Consumption experienced a long period of exceptional growth followed by slower growth rates towards the end of 2012. The total supply of Atlantic salmon to the Russian market was approximately 154,500 tons GWE in 2012, up from 65,200 tons GWE in 2007, constituting an average 19% annual increase over a five-year period. Norway is the largest supplier of Atlantic salmon to the Russian market.

Japan

        Japan is another key market for salmon. The supply of Atlantic salmon to Japan has increased by 7% annually from 2007 to 2012. Japan has traditionally had much higher seafood consumption per capita than any other country in the world. However, the major part of Japanese seafood consumption are fish species other than salmon, and, even within salmonids, Atlantic salmon constitutes a relatively small segment in the Japanese market compared to large trout and coho. The main suppliers of Atlantic salmon to Japan are Norway and Chile.

Other markets

        Other markets include Eastern European countries other than Russia that are not part of the European Union, Asian countries and Brazil. Some of these markets are experiencing substantial population and income growth, and these markets have grown by 13% average annual increase in the period from 2007 to 2012.

 BUSINESS

Overview

        We are a leading seafood company and the world's largest producer of farmed salmon, offering fresh salmon, processed salmon and other processed seafood to customers in more than 50 markets worldwide. We engage in two principle types of activities:

  •
  fish farming and primary processing of fish in Norway, Scotland, Canada, Chile, Ireland and the Faroe Islands, and

  •
  secondary processing of seafood in Norway, Chile, Ireland, the United States, France, Belgium, the Netherlands, Poland, the Czech Republic, Japan, Taiwan and South Korea.

        Our fish farming operations consist of raising farmed salmon throughout their life cycle, from egg to adult, in a controlled environment and subsequently harvesting and primary processing the fish. The primary processing of fish involves slaughtering and gutting operations. Our customers of our primary processed salmon include our own secondary processing operations, distributors and other secondary processors of salmon.

        Our secondary processing entails using the gutted fish to prepare products such as fillets, steaks and other portions of fish for retail and catering. Secondary processing activities include packaging the products and further preparation to create ready-to-heat or ready-to-eat products. Our customers of secondary processed salmon include other secondary processors of salmon, retailers such as grocery stores and food service providers such as hotels and other service and catering entities.

        In 2012, 65.1% of our sold volume derived from Norway, 10.3% from Chile, 10.3% from Scotland, 10.3% from Canada, and the remaining 4.0% from the Faroe Islands and Ireland.

        In 2012, we began transforming ourselves from a production-driven fish farming company into an integrated marine protein producer, expanding into fish feed and broadening our secondary processing operations. To this end, in 2012 we broke ground on a fish feed plant in Norway, which we expect to supply up to 65% of our Norwegian fish feed requirements by 2015 (representing approximately 40% of our global fish feed needs), based on 2012 production. Also, in 2012 and 2013, we acquired Morpol ASA, or Morpol, a world leading secondary processor of salmon with processing facilities in Poland, United Kingdom and Vietnam. We acquired 100% of Morpol on November 12, 2013.

        We harvested 159,473 tons of salmon gutted-weight equivalent, or GWE, for the six months ended June 30, 2013 and 392,306 tons and 342,820 tons of salmon GWE for the years ended December 31, 2012 and 2011, respectively. Our EBIT was NOK 1,795,0 million for the six months ended June 30, 2013 and NOK 1,009.8 million and NOK 406.0 million for the years ended December 31, 2012 and 2011, respectively. Our Group Operational EBIT was NOK 1,383.3 million for the six months ended June 30, 2013 and NOK 643.4 million and NOK 2,717.3 million for the years ended December 31, 2012 and 2011, respectively. Our return on capital employed, or ROCE, was 15.6% for the six months ended June 30, 2013 and 3.9% and 16.8% for the years ended December 31, 2012 and 2011, respectively. Group Operational EBIT and ROCE are non-IFRS financial measures. See "Item 3. Key Information—A. Selected Financial Data" for a description of how we define and calculate Operational EBIT and ROCE and for a reconciliation of Group Operational EBIT to EBIT.

Corporate Foundation

        Our foundation is based upon the belief that through cultivating seafood we can produce healthy, nutritious and affordable food for the wider society. The Food and Agricultural Organization estimates that only approximately 2% of the world's food supply (including farmed and wild fish harvest) comes from the ocean. We believe that global consumption of seafood will increase in the future, both in terms of overall volumes and as a percentage of global food supply, for the following reasons:

  •
  Global population growth—the global population is expected to grow from over seven billion in 2013 to over nine billion by 2050, resulting in an increased global demand for food, including proteins;

  •
  Increasing per capita income in emerging markets—as populations in emerging markets become wealthier, their disposable income and consumption of proteins is expected to increase;

  •
  Health benefits of seafood—a diet that includes fish one to two times per week helps address obesity and forms part of a healthy lifestyle, according to the American Health Organization;

  •
  Carbon efficiency of aquaculture—we believe that aquaculture can provide healthy proteins in a carbon efficient way. On the basis of the feed conversion ratio, which measures kilograms of feed needed to increase an animal's bodyweight by one kilogram, and edible yield, which measures the percentage of the animal that can be consumed, Atlantic salmon provides a more carbon efficient source of proteins than beef, pork or chicken.

        The wild fish supply is not expected to meet the increased demand for fish driven by the global population growth. According to the Food and Agricultural Organization, the wild fish harvest has been relatively stable since the late 1980s. However, as the global population has increased, the wild fish catch per person has dropped from 17 kilograms per person at its height in 1988 to 13 kilograms in 2012, a 37-year low (in each case including fish not used for human consumption). In contrast, the output from fish farming has increased from 24 million tons per year in the mid-1990s to an estimated 65 million tons in 2012. Fish farming is the only way of securing access to fish protein at an affordable price for the increasing population.

        Our goal is to be the leader in the three key fields of the salmon aquaculture value chain: salmon feed, salmon farming and salmon processing. By integrating the full value chain, we can control our products from feed to fork, which will enable us to be a more efficient producer of salmon and salmon products and allow us to be proactive in addressing challenges related to sustainable feed, farming and processing.

        The seafood industry must be environmentally and socially sustainable to be profitable over the long term. Our growth must be sustainable from an environmental, social and financial perspective. We need attractive financial results to have the financial strength to drive the sustainable development of our operations. This interdependency has led us to develop four equally important guiding principles for our business—Profit, Planet, Product and People.

  •
  Profit: Our profits hinge on our ability to provide customer value from healthy, tasty and nutritious seafood, farmed both cost-effectively and in an environmentally sustainable way that maintains the aquatic environment and respects the needs of the wider society.

  •
  Planet: Our operations and the long-term profitability ultimately depend on sustainable and environmentally responsible interactions with the natural environment. We rely on qualified personnel to maintain fish health, avoid escapes and minimize the environmental impact of our operations.

  •
  Product: We aim to continually deliver assuredly healthy, tasty and responsibly produced seafood to our customers to deliver long-term financial profitability.

  •
  People: Employee safety and employees' self-respect and personal pride in their work cannot be compromised if we are to succeed as a company with good relationships with the local communities.

        Our mission is to produce and sell seafood for a better life for our customers (Product), shareholders (Profit), our colleagues (People), all other stakeholders and for the world (Planet). We seek to farm in the ocean through a sustainable model so that fish harvests can grow over time and we aim to be a leader in the continued development of sustainable protein production. These goals are embodied in our vision: "Leading the Blue Revolution." Closely linked to our vision are our common values: "Passion," "Change," "Trust" and "Share."

  •
  Passion for the company and product: Passion is the key to our success and how we make a difference

  •
  Change is the new "normal": We are ready for change and continuously work to improve our operations.

  •
  Trust is essential in everything we do: Our operations provide safe, good and healthy food and we deliver on our promises.

  •
  Share is the backbone of our 10,000 employees (including Morpol): We share knowledge and experiences, we are open and transparent and we cooperate with key stakeholders globally.

Profit—Strengths & Strategies

        As a leading seafood company and the world's largest producer of farmed salmon, we are well-positioned to take advantage of the attractive dynamics in the seafood industry globally, and in particular the salmon farming industry. The key strategies of our business include the following:

Strengths

Our leading market position allows us to benefit from economies of scale and our geographic diversity reduces our exposure to regional trends

        We are the largest producer of farmed salmon and, with the acquisition of Morpol, the largest salmon processor in the world. We have salmon farming and primary processing activities in Norway, Chile, Scotland, Canada, Ireland and the Faroe Islands and secondary processing activities in the United States, France, Belgium, the Netherlands, the Czech Republic, Poland, Norway, Chile, Ireland, Japan, Taiwan and South Korea. In the year ended December 31, 2012, we harvested 392,306 tons of salmon GWE, compared with 342,820 tons in 2011.

        Our size and scale allow us to benefit from economies of scale in farming and processing of fish, as well as to leverage expertise and production methods across our operations, which make us an economically efficient producer of premium quality Atlantic salmon and secondary processed seafood. In addition, our size and scale reduce our exposure to regional trends in salmon prices, disease cycles and other issues with salmon farming that tend to be manifested at a regional rather than a global level.

We expect demand for farmed fish, in particular farmed Atlantic salmon, to increase in the coming years and we are well positioned to benefit from an increase in demand

        We believe that demand for protein, and fish protein in particular, will increase in the future due to an increasing global population and an increasing per capita income in emerging markets. We believe that the health benefits of eating salmon and the carbon efficiency of salmon farming (more efficient feed conversion ratio and edible yield compared to other protein sources such as beef, pork and chicken) will result in an increase in demand for farmed salmon. Because wild catch harvest has remained constant in recent decades as wild catch harvest has reached the natural capacity of the ocean for sustainable harvest, farmed fish production will need to increase to meet this anticipated increase in demand. As the world's largest producer of farmed salmon, we believe that we are well-positioned to benefit from increases in demand in future years.

We have established fish farming and processing facilities in a number of countries across four continents

        We have fish farming operations and primary and secondary processing activities across four continents, enabling us to farm, harvest and process fish closer to our customers, limiting the time required to bring our product to market and expanding our potential customer base.

Our vertically integrated business model reduces our exposure to input costs fluctuations and gives us greater control over our operations

        We believe that there are significant benefits associated with being an integrated producer of salmon, from fish feed production and salmon farming to secondary processing of the fish. These benefits include the following:

  •
  Our farming operations ensure a consistent supply of high quality salmon as input for our secondary processing operations and reduces our exposure to the volatility in prices of farmed salmon.

  •
  With the importance of food safety to the consumer, our vertically integrated platform will provide increased traceability from feed to consumption of the salmon product.

  •
  Controlling the full spectrum of the fish farming process from feed to fork will allow us to meet varying customer specifications—for example, many of our customers demand differentiated products, including organic salmon, and with control over the entire production processes, we will be well-positioned to meet that demand.

  •
  By producing our own fish feed, we will be able to control the quality of the fish feed, and also the margins that currently goes to the fish feed producers.

Our Research and Development promotes fish health and welfare, environmental safety and product quality and food safety

        Our research and development activities are conducted by experienced technical personnel within our operating segments: Farming, Markets, VAP Europe and Fish Feed. R&D activities within these operating segments are supervised by our Global R&D Department. Our R&D activities include research in the areas of biometrics, fish feed and nutrition, fish health and welfare, food safety and product quality, technology and the environment as well as breeding and genetics.

        Our research and development efforts help us solve operational challenges faced by our farming and processing operations. We view research and development as crucial for further development and strengthening of the relatively young salmon farming industry. Our technical staff is involved in government and industry-led research projects and programs, and we believe this reflects the strength of our R&D staff. In addition to collaboration with and outsourcing of R&D activities to external research institutions, we own and operate three research facilities: Center for Aquaculture Competence AS (owned together with two other parties), or CAC, operated by us in Norway, Ardnish, operated by us in Scotland, and a smaller research facility in Chile.

        Examples of our achievements within the sustainability area include identification of a major gene controlling Infectious Pancreatic Necrosis or IPN resistance, in-house production of Ballan wrasse to control lice, reduced mortality in seawater and reduced dependency on marine feed raw materials.

Our experienced management team and technicians maintain institutional knowledge and increase efficiency

        Our management team consists of highly experienced professionals in the seafood industry, with backgrounds across all disciplines of seafood cultivation and processing and significant experience managing a vertically integrated platform. We believe that our emphasis on research and development, nutrition, health and quality assurance has made us a technological leader in the industry. Some of our accomplishments include the identification of the major gene controlling IPN resistance in the Mowi strain broodstock and farming our own wrasse, a cleaner fish used to combat sea lice. We have also started a trial project for land-based post-smolt production.

        Our chairman, Ole Eirik Lerøy, and CEO, Alf-Helge Aarskog, aspire to be pro-active in their management of our business by identifying opportunities in the markets we serve. We continue to look and position ourselves for future growth. Recently, our management team has positioned us for vertical integration through the introduction of fish feed production and expansion within secondary processing through the acquisition of Morpol and the construction of more facilities.

        We also have a vast network of highly trained, knowledgeable technicians who manage our farms and processing facilities. We believe that such institutional knowledge and human resource capital enable us to operate our farms and processing facilities more efficiently.

Strategies

Maintain rigorous controls over our operations help to ensure safe, quality Products

        We believe that we deliver healthy, tasty and responsibly produced seafood to our customers through our quality assurance systems and controls. These controls include monitoring programs for microbiology, residue and nutritional value. We also continue to invest in research and development projects and activities to improve product quality-related parameters. Production and processing of fish is a complex and heavily regulated process. Strict adherence to regulations, license terms and best practices is necessary to ensure that the seafood we produce meets our rigorous safety and quality standards as well as regulatory standards. To this end, we have established Group-wide standards and controls to help us comply with applicable regulations and best practices. For example, we adhere to the Best Aquaculture Practices and the Aquaculture Stewardship Council's guidance on environmentally responsible salmon farming. We are also implementing a new standard for sustainable salmon farming, called the ASC Salmon Standard, promulgated by Salmon Aquaculture Dialogue with an ambition to have all of our farms certified by 2020.

Lead sustainability and environmental movement in aquaculture to help preserve our Planet

        Sustainability is necessary for long-term value creation in salmon farming. We are focused on reducing our carbon footprint by optimizing our use of energy throughout our value chain. Efficient use of fish feed is a key variable in reducing our carbon footprint. By reducing the animal content of the fish feed and replacing it with more carbon efficient sources, we are reducing our own carbon footprint and improving sustainability of our operations. Fish feed is one of the main sources of greenhouse gas emissions in the fish farming value chain, and the cost of feed represented more than half of our "cost in box" in 2012. The efficient use of fish feed is therefore key to both profitability and improving our carbon footprint.

        Climate change poses a potential challenge to our industry. Fish farming is dependent on thriving aquatic ecosystems which are particularly vulnerable to the effects of a warming planet. Rising ocean temperatures and ocean acidification are the two main threats our business may face due to climate change. As climate change could potentially entail detrimental effects for our industry, it is important that we do our part to contribute to reducing greenhouse gases in the atmosphere, both through providing a more climate friendly protein alternative and by reducing our own emissions.

        Furthermore, we remain focused on energy consumption in our operations and seafood processing. We monitor energy use and work on identifying steps in our value chain to improve energy efficiency. We recently achieved a position of leadership with regard to the climate change data we submitted to the global marketplace through the Carbon Disclosure Project, or CDP. CDP tracks how the world's largest listed companies are acting in response to the changing climate. Our score placed us in the top 10% of companies assessed as part of CDP Nordic 260 Climate Change Report 2013.

Upstream and downstream integration to deliver Profit, improve the quality of our Product, lower the impact on our Planet and ensure development of our People

        We refer to activities occurring after farming (i.e., secondary processing) as downstream operations and activities occurring prior to farming (i.e., feed production) as upstream operations. We plan to complete our first fish feed production facility in 2014, with full capacity expected to be reached by 2015 and we have begun integrating Morpol into our operations. We continuously evaluate other opportunities to become a more integrated operator, including potential acquisitions of fish feed producers, fish farms or fish processors and greenfield expansion projects in any of these fields.

        Integrated production helps us stabilize our costs, control quality of our products and improve efficiency. With upstream integration into fish feed production and a world-leading farming and secondary processing platform, we are well-positioned to become a leading, global, integrated protein producer. Over time, upstream and downstream integration is expected to result in more stable earnings and unlock future growth. We will be less exposed to the cyclicality of salmon prices and better able to control the quality of our products. Although our primary focus is on salmon, with approximately 90% of our revenue derived from salmon products in 2012, we also produce halibut and we may expand into other fish species in the future.

Promote upstream integration—by establishing our first fish feed production facility

        Fish feed is the single most significant cost in the production of Atlantic salmon. Fish feed is also important with regards to sustainability and quality of the end product. We are currently constructing a 220,000 ton per annum fish feed plant located in Bjugn, Norway, which at full capacity is expected to account for approximately 65% of our Norwegian fish feed needs (representing approximately 40% of our total global fish feed needs), based on our 2012 production. We selected the location and the size of the plant, based on the location of the majority of our farming sites in Norway. We expect the plant to reach full capacity by 2015. Fish feed production is a new field of operation for us, and, by establishing our first factory, we seek to increase our knowledge of fish feed ingredients and better understand how to adapt the feed to our fish. We believe the fish feed plant will strengthen the production side of our business model, secure access to high quality fish feed and improve our ability to control, trace and understand the key input of our product. We continue to explore other alternatives in expanding our fish feed operations.

Promote downstream integration by constructing greenfield secondary processing facilities and acquisition of Morpol

        In line with our strategy to expand our secondary production capacity, our new greenfield secondary processing facility in Boulogne Sur Mer, France commenced operations in May 2012. The 8,000 square meter processing and packing plant engages in secondary processing of salmon and white fish. In addition, in 2012 we opened a small processing line in the Czech Republic and a new greenfield factory in Osaka, Japan to produce secondary processed products close to our customers. In 2013, we opened secondary processing facilities in South Korea and Taiwan.

        On September 30, 2013, the European Commission approved our acquisition of Morpol, subject to divestment of Morpol's Scottish farming capacity on Shetland and the Orkneys of approximately 18,000 GWE. We acquired 100% of Morpol on November 12, 2013. Morpol is a leading value-added producer of salmon, and the acquisition is part of our strategy to further integrate our production process and expand our sales in markets where we previously have not been very active. Morpol was founded in 1996 and has secondary fish processing operations in Poland, the United Kingdom and Vietnam, as well as distribution, sales and marketing operations in a number of countries. Morpol is the world's largest secondary processor of salmon as measured by volume of salmon produced in 2012 and its fish processing plant in Ustka, Poland is the largest in Europe as measured by processing capacity in 2012, with 753,000 square foot of space. In 2012, Morpol processed approximately 70,000 tons of salmon GWE. In addition to its secondary processing activities, Morpol has fish farming operations and harvested a total of 29,768 tons GWE of salmon in 2012 from sites in Norway and Scotland. Morpol sells primary and secondary processed fish in more than 30 countries in the world and its main markets are Germany, France, the United Kingdom and Italy. Morpol's 2012 revenues were NOK 3,724 million and its operational income was NOK 198 million.

Product—How We Create Tasty and Healthy Seafood

        We farm Atlantic salmon and engage in primary and secondary processing of salmon and other seafood. Our main product is Atlantic salmon, with salmon sales accounting for 89.8% and 91.6% of the total revenue for the years ended December 31, 2012 and 2011, respectively. Our non-salmon products include cod, Alaska pollack, shrimp, plaice, redfish and pangasius. We produce an average of 4.8 million meals of salmon every day.

Salmon Farming Operations

        We farm our salmon in Norway, Chile, Scotland, Canada, the Faroe Islands and Ireland.

        Salmon farming entails transforming salmon eggs to smolt to a full-grown salmon of typically four to five kilogram. The salmon production cycle has five linked phases: freshwater, seawater, harvesting, processing and distribution. Salmon farming follows the same cycle as takes place naturally for wild salmon. The overall life cycle of salmon typically takes between 24 and 36 months, starting in freshwater and involving several stages in freshwater before the young salmon, or smolt, is ready for the sea.

        The freshwater phase occurs in hatcheries (pools on land) or in freshwater lakes. Initially, broodfish, which are salmon selected for breeding purpose are stripped for eggs. The eggs are then fertilized under controlled conditions, or spawned, and transferred to hatching trays. Once the eggs hatch into alevins, they grow in the hatching trays until they become fry and are ready to be moved into freshwater tanks on land (outdoor or indoor) or to cages in freshwater lakes. The fry grows until it becomes smolt, a stage at which the fish is normally between 60 and 120 grams and is ready to transition into the seawater phase, a process called smoltification.

        In the seawater phase smolt are transferred to seawater in large tanks on trucks and in boats known as well boats. During the journey, the salinity of the water is gradually increased to approach the natural salinity of seawater. The smolt are then transferred to net pens in seawater. The seawater phase lasts until salmon reaches a harvest weight of typically four to five kilograms over a period of 14 to 20 months. The grow-out facilities used for fish at sea are circular or square pens (either steel or plastic), equipped with a series of floating docks, walkways, moorings, nets, cameras, feed barges and boats. The pens are anchored to the seabed.

        Our ambition is to apply best production practices across geographies to optimize production in a sustainable way. Managing all of our farming activities in one business area facilitates the transfer of knowledge and best practices within the Group. Close cooperation with our R&D department contributes to improvements in fish health, feeding efficiency and use of medicines. Each geographic operation is fully integrated, with operating units in each country where we farm salmon having full control of the value chain from smolt production and farming, via processing to packaging activities.

        When salmon reaches market weight, it is harvested. The fish may be gutted at the site at the time of harvesting or at a central point prior to preparing the fish for sale. Fish not yet gutted are transferred to primary processing plants. Fish gutted on site are transported to secondary processing facilities or to the market.

        In 2012, 65.1% of our sold volume derived from Norway, 10.3% from Chile, 10.3% from Scotland, 10.3% from Canada and the remaining 4.0% from the Faroe Islands and Ireland. The following chart shows harvest volume of salmon in tons GWE in 2012, 2011 and 2010 by region of origin:

	Year ended December 31,
	2012	2011	2010
	(in tons gutted weight)
Region of Origin:
Norway	255,306	217,510	202,455
Scotland	40,261	50,174	33,136
Canada	40,217	33,917	33,576
Chile	40,222	25,960	9,868
Ireland	9,407	9,332	10,556
Faroe Islands	6,893	5,927	5,419

Total harvested volume of salmon	392,306	342,820	295,010

        The following graphic shows our global farming operations by harvest volume in 2012 as well as the locations of our primary and secondary processing facilities:

Processing

        Seafood processing is divided between primary and secondary processing.

        Primary processing entails slaughtering and gutting of the fish. The salmon we harvest is processed by our own primary processing facilities, except for the Faroe Islands where the primary processing is done by third parties. In addition, we primary process some salmon that is farmed or harvested by other companies. The majority of our primary processed salmon is sold to third parties, while the remainder goes to our secondary processing facilities. We also purchase from third parties some gutted salmon and other seafood for secondary processing by us. In all processing plants, we operate with high levels of quality and hygiene, meeting rigorous specifications of relevant authorities and leading retailers around the world.

        Our secondary processing operations entail using the gutted fish to prepare products such as fillets, steaks, and other portions of fish for retail and food service. Secondary processing activities include packaging the products and further preparation to create ready-to-eat and ready-to-heat products. Our secondary processing activities take place in our own processing facilities in Norway, France, the Czech Republic, Poland, Ireland the Netherlands, Belgium, Chile, the United States, Japan, Taiwan and South Korea. Some of the secondary processing takes place in our primary processing facilities. Following the acquisition of Morpol, secondary processing will also take place in Vietnam and England. The main products produced by our secondary processing facilities are fillets, steaks, portions and loins of salmon and white fish, coated seafood, smoked seafood and elaborated seafood. We offer a wide range of value added products of approximately 60 different seafood species; the main species used in our secondary processing operations are Atlantic salmon, cod, pangasius, Alaska pollack, redfish, plaice, haddock, shrimp and halibut. Atlantic salmon comprised the large majority of the inputs used by our secondary processing facilities in 2012 and nearly all of it was produced in our farming operations. Other input used in secondary processing are purchased from third parties.

        The following table shows our processing facilities by location and their 2012 production, broken down between primary processing and secondary processing facilities:

Country	Harvest Volume 2012	Secondary Processing Production 2012(1)
	(in GWE tons)	(in tons)
Norway	255,306	41,265
Scotland	40,261	—
Ireland	9,407	1,000
Chile	40,222	19,300
Canada	40,217	2,000
Faroe Islands	6,893	—
France	—	25,400
Netherlands	—	7,500
Belgium	—	12,700
Poland	—	7,600
Japan	—	2,100
United States of America	—	14,000
Czech Republic	—	1,666

Total	392,306	134,531

(1)
In Norway, the secondary processing performed is limited to producing filets, both for sales to end customers and as raw material for internal and external industrial processors. About 50% of the filet volume produced in Norway in 2012 was sold to VAP Europe for further processing, and as such this volume is counted twice in the above table. Similarly the volume processed in the USA includes Chilean fillet volume further processed in the USA.

        We are continuously exploring possibilities of expanding our downstream operations to capture the total value in our value chain. By insourcing fish feed, egg and smolt production as well as secondary processing, we not only control the quality of our product but we also internalize the profit from those activities within our organization. Such vertical integration, particularly the production of secondary processed salmon, helps us mitigate our exposure to fluctuations in salmon prices. Primary processed salmon is a fresh product with limited shelf life, and it should be sold within as few days as possible after harvest, while the shelf life of the secondary processed salmon can be extended through modified atmosphere packaging, or MAP, a process used to extend the shelf life of fresh food products by substituting the atmospheric air inside a package with a protective gas mix. In addition, secondary processed salmon often has different end consumers, a different price point and is less subject to price fluctuations. For example, the price of smoked salmon tends to move less than the price of fresh salmon.

        During 2012, we opened a new processing facility in Boulogne, France with focus on MAP products, a small processing line in the Czech Republic and a new greenfield factory in Osaka, Japan to produce value added products closer to our customers. The Osaka plant is our second in Japan. In addition, in 2013, we started secondary processing activities in Taiwan and South Korea.

        In 2013, we began restructuring our VAP Europe segment as part of our effort to become more cost efficient. The plan includes reducing the number of processing sites in Europe from 13 to eight, affecting sites in France, Belgium, the Netherlands and Poland. Of the approximately 2,400 employees in our VAP Europe segment, about 450 will be affected by the restructuring plan. We are in the process of engaging in consultations with employee representatives at affected sites. In addition, in 2013 we closed our secondary processing facility for smoked salmon in Chile.

Product Offering

        The following are the main categories of the products that we sell:

  •
  Primary Processed Fish

  •
  Whole salmon, fresh or frozen: our own farmed salmon; the fish is gutted, head on and sold boxed on ice.

  •
  Secondary Processed Fish

  •
  Processed salmon, fresh or frozen: our own farmed salmon (as well as a limited amount of salmon produced by third parties) that has gone through secondary processing; and includes salmon fillets, steaks, portions, loins and elaborated salmon products. Elaborated salmon products include salmon tartar, stuffed salmon, terrines and brochettes as well as ready-to-heat and ready-to-eat meals such as marinated salmon, salmon roast and salmon in mustard sauce.

  •
  Smoked salmon: our farmed salmon (and salmon produced by third parties), either cold or hot smoked.

  •
  Non-salmon species and ingredients: includes our white fish products such as marinated barbeque cod, plaice cordon bleu, dusted pangasius and cod loin, marinated shrimp skewers, fresh fish sticks, marinated cod loin, shrimp limone as well as ingredients such as fish oil.

        The following chart shows our sales by product as percentages of our overall sales by value in 2012:

        For comparable figures for 2011 and 2010, see "Item 5. Operating and Financial Review and Prospects."

Marketing and Distribution

        Our customers of primary processed salmon include our own secondary processing operations distributors and other secondary processors of salmon. We sell salmon and other seafood directly to retailers, hotels, restaurants as well as to third party processors and distributors in over 50 countries. Some of our sales occur pursuant to contracts, which generally have a duration of three to twelve months, and in the past have covered between 15% and 40% of our global harvest volume for the upcoming quarter. Our goal is that our contract coverage ratio should remain between 20% and 50%. Contracts mitigate our exposure to fluctuations in salmon prices, but can also result in us selling our products at prices that are lower than spot prices.

        Although the market price of salmon is established through supply and demand for the product, in the short term, salmon producers are expected to be price takers. The long production cycle and a short time window available for harvesting, leave salmon farmers with limited flexibility to manage their short term supply. In addition, salmon is generally sold as a fresh commodity with a limited product life span, further limiting producers' ability to control short term supply.

        The following chart shows our sales of salmon by geographic region by value in 2012:

        For further description and comparable figures for 2010 and 2011, see "Item 5. Operating and Financial Review and Prospects—Key Factors Affecting Revenue—Prices."

        Factors affecting market price for Atlantic salmon include:

  •
  global supply (absolute and seasonal variations);

  •
  global demand (absolute and seasonal variations);

  •
  globalization of the market (arbitrage opportunities between regional markets);

  •
  sales contracts, which reduces quantity available for the spot market;

  •
  flexibility of market channels; and

  •
  quality.

        The Markets segment is responsible for developing markets for our products, maximizing price achievement and margins, and optimizing logistics. Our Markets segment includes sales and marketing operations in the Americas, Asia and Europe. As of December 31, 2012, we had sales and marketing operations in nine countries. Our customers include retailers, hotels, restaurants and third party processors. Although our products generally are sold under private label, we have a few brands including Kendall Brook and Kritsen for smoked salmon.

Distribution

        We distribute the majority of our product through secondary processors and distributors. The secondary processed products produced by our European VAP operations are mainly private label products, branded by our customers, or first price products. We distribute our products to customers, by a combination of road, rail, ship and air freight. Our priority is to maintain the freshness and quality of our products by ensuring effective packaging and an unbroken cold chain. We generally rely on third party distributors for our logistics.

Morpol Acquisition

        In the fourth quarter of 2012 and the first quarter of 2013, we completed the acquisition of 87.1% of the shares in Morpol ASA. The acquisition was subject to approval by the EU Commission, and the clearance was received on September 30, 2013 subject to divestment of Morpol's Scottish farming capacity on Shetland and the Orkneys of approximately 18,000 GWE. The total purchase price was NOK 1,683 million, NOK 425 million of which was paid through issuance of ordinary shares in Marine Harvest ASA and the remainder was paid in cash—NOK 513 million in 2012 and NOK 745 million in the first quarter of 2013. After clearance from the European Commission on September 30, 2013, we acquired shares from three Morpol shareholders and put forward an offer to acquire the remaining shares in Morpol at NOK 11.85 per share. Following the expiration of the offer on November 6, 2013, we owned 99.7% of the outstanding shares in Morpol and resolved to exercise our right to make a compulsory acquisition of the remaining outstanding shares in Morpol at NOK 11.85 per share. The compulsory acquisition was effective as of November 12, 2013, and we now own 100% of the outstanding shares in Morpol. The shares acquired through the acquisition from the three shareholders, the offer and the compulsory acquisition from September 30, 2013 to November 12, 2013 were acquired for a total purchase price of NOK 256.8 million. Payment for 10,200 shares remains outstanding.

Seasonality

        Historically, sales of salmon have been higher in the fourth quarter driven by the December holiday season. In addition, fish grow fastest in the third quarter of each year in the northern hemisphere due to ideal seawater temperatures, but this growth does not affect our harvest.

Quality and Control

        Our products must conform to the legal standards, our technical quality specifications as well as the specifications we have agreed with our customers. Technical quality specifications and quality grading cover parameters such as nutrient content (e.g., omega-3 content), visual appearance, size grades, trim, the content of fat and pigment and the specifications for packaging conditions and packaging material. These specifications also cover microbiological quality criteria, which determine the shelf life of fresh products as well as ensuring the food safety.

        Fish may be classified as superior, ordinary or production quality. Superior quality fish is a product without damage or defect that provides a positive overall impression. Ordinary quality fish is a product with limited external or internal faults, damage or defects. Production quality fish is a product that does not satisfy the requirements of either superior or ordinary quality due to product faults, damage or defects. In Norway, downgraded fish is normally priced based on standard rates of deduction compared to a superior quality fish. For fish classified as ordinary, the standard rate of reduction is NOK 1.50 - NOK 2.00 per kilogram GWE. For fish classified as production grade, the standard rate of reduction is NOK 5.00 to NOK 15.00 per kilogram GWE depending on the reason for downgrading. In other countries the price deductions related to quality are not as standardized, but the same general principles apply.

        The following chart describes our certifications by business unit and activity in 2012. Some of the plants and sites within each business unit may not adhere fully or at all to all the described standards.

Business Unit	Activity	Certification
Ireland	Broodstock and juveniles	ISO 9001, ISO 14001, OHSAS 18001, GlobalGAP, Naturland Organic, BioSuisse, Organic, EU Organic Aquaculture, Freedom Food, Irish Certified Quality Salmon Organic, Friend of the Sea
	On-growing	ISO 9001, ISO 14001, OHSAS 18001, Naturland Organic, BioSuisse Organic, EU Organic Aquaculture, Irish Certified Quality Salmon Organic, GlobalGAP
	Primary Processing	ISO 9001, ISO 14001, OHSAS 18001, BRC, Naturland Organic, BioSuisse, Organic, EU Organic Aquaculture, Irish Certified Quality Salmon Organic, GlobalGAP
Chile	Broodstock and juveniles	SalmonGAP/GlobalGAP
	On-growing	SalmonGAP/GlobalGAP
	Primary Processing	BRC(third party)
Norway	Broodstock and juveniles	ISO 22000, ISO 9001, ISO14001 and GlobalGAP
	On-growing	ISO 22000, ISO 9001, ISO 14001, GlobalGAP
	Primary Processing	ISO 22000, ISO 9001, ISO 14001, GlobalGAP
Canada	Primary Processing	GAA BAP
	Broodstock and juveniles	ISO 14001, GAA BAP
	On-growing	ISO 14001, GAA BAP
Scotland	Juveniles	Label Rouge, ISO 9001, ISO14001, GlobalGAP, Product Certification Scheme for salmon smolt, PGI, Freedom Food, COGP
	On-growing	Label Rouge, ISO 9001, ISO 14001, GlobalGAP, PGI, Freedom Food, COGP
	Primary Processing	BRC, ISO 9001, ISO 14001, GlobalGAP, PGI, Freedom Food, Label Rouge, COGP
Faroes	Broodstock and juveniles	GlobalGAP
	On-growing	GlobalGAP
	Primary Processing	GlobalGAP
VAP Europe	Secondary processing	IFS, BRC, BIO, GlobalGAP, ISO 22000, ASC (Tilapia & Pangasius), Icelandic responsible fisheries (IRF)
Americas	Secondary processing	Marine Stewardship Council (MSC), Safe Quality Foods (SQF) Certification level 2 & 3, Kosher
Asia	Secondary processing	SQF level 3

Planet—Sustainable and Environmentally Responsible Development

        Quality fish feed, fish health and research and development are essential to the performance of our fish and the quality of our end product.

Fish Feed

        Fish feed accounted for more than half of our "cost in box" of harvested fish in 2012. We currently source all of our fish feed from third party suppliers, but have recently initiated construction of a fish feed production facility in Norway, which we expect to supply 65% of our Norwegian feed requirements by 2015 (representing approximately 40% of our global fish feed needs), each based on the 2012 production. The remaining 35% will be sourced from external suppliers, providing the ability to benchmark our own operations with the rest of the industry.

        We procure our fish feed from a limited number of feed suppliers globally, primarily Skretting and BioMar. Our arrangements with fish feed suppliers generally provide that we acquire the fish feed at prices tied to the market prices for raw materials used in producing the feed, such as fish meal, fish oil, vegetable oils and meals. The arrangements are subject to a minimum fee per kilogram of fish feed, structured to cover the suppliers' operational costs and margins. Our arrangements generally do not contain minimum or maximum fish feed purchase quantities. We are working continuously with our fish feed suppliers to alter feed recipes, based on the relative prices of raw materials, to secure the lowest possible cost of fish feed without compromising the quality, growth, health benefits and biological robustness of our fish. Due to market demands, regulation and different availability of raw materials, the ingredients used in fish feed today are different from country to country, giving higher raw material flexibility in certain regions such as Chile and Canada. This has an impact on the fish feed price.

        Over the past decade, the salmon feed industry has consolidated. Today, the three largest salmon feed producers control a large majority of the output. The three largest salmon feed producers are BioMar, EWOS, and Skretting, which operate globally. Additionally, there are some smaller local producers who are only present in their regional markets.

        Feeding farmed salmon with sustainably sourced fish feed is good resource management and it reduces our dependence on scarce resources. We support the International Fishmeal and Fish oil Organization standard for responsibly sourced fishmeal and fish oil, or IFFO RS, ensuring that the limited marine resources are managed in a responsible way. We work with our fish feed suppliers with the aim of constantly increasing the proportion of IFFO RS certified raw materials used in our fish feed. Our feed contracts provide that all content of fish meal and fish oil must be certified by IFFO RS.

        We seek to expand the portfolio of raw materials that may be used in our fish feed. For example, by-products from livestock food manufacturing processes have been used in salmon diets in North and South America for several years as alternatives to marine and vegetable feed raw materials. These products, which are food grade raw materials, are highly nutritious and represent an important resource from a sustainability perspective. We believe that these raw materials will play an even more important role in the future in ensuring sustainable growth of our industry.

Fish Health

        Fish health is very important to our farming operations. Fish are affected by factors including disease, sea lice, predators and others, which may have adverse effects on fish survival, health, growth and welfare and result in reduced harvest weight and volume, downgrading of products and claims from customers. We strive to manage the exposure to these and other biological risk factors through high focus on internal procedures for animal husbandry, mitigating actions and countermeasures. Our goal to rear healthy fish entails good management practices to provide our fish with conditions that satisfy their biological needs for food, clean water, space and habitat. Our efforts include continuous monitoring of water quality parameters, stocking of fish at densities that consider fish welfare and practicing of site fallowing. We also have biosecurity programs and veterinary health plans, and all our fish are vaccinated against diseases.

Diseases

        Diseases are a challenge to us, since they represent a cost (in terms of lost revenues and treatment costs) and also a threat to the wellbeing of the fish and the environment. We focus on preventing infectious diseases and limiting their spread. If fish become infected, they are treated with approved medicines, prescribed and supervised by authorized fish health professionals. We aim to limit the use of antibiotics in our operations by expanding biological and non-medicinal control tools.

        In 2012, our four most important causes of mortality were:

  •
  Amoebic Gill Disease, or AGD, which was our most prevalent cause of biomass mortality, resulting in a loss of 1,645 tons of fish (or 1.9 million fish in numbers). AGD is a naturally occurring type of gill infection caused by a ubiquitous, microscopic marine amoebic parasite. The amoeba affects the gills and can result in reduced performance and fish mortality. In 2012, we experienced a high prevalence of AGD outbreaks in our Scottish and Irish operations.

  •
  HSMI, or heart and skeletal muscle inflammation, which was our second most prevalent cause of biomass mortality, resulting in a loss of 1,629 tons (or 784,000 fish in numbers). HSMI is an emerging viral disease and is considered to be caused by a novel Atlantic salmon reovirus. Primary symptoms of HSMI include myocardial and skeletal muscle necrosis indicating a severe inflammatory process. During 2012, clinical disease and loss related to this disease was observed in Norway and Scotland.

  •
  CMS, or Cardiomyopathy Syndrome, which was the third most prevalent cause of biomass mortality, resulting in a loss of 1,574 tons (408,000 fish in numbers). CMS primarily affects the heart of the fish while also causing circulation failure and liver damage. CMS affects farmed salmon in the seawater phase and during transport of the fish to the processing plant. Because the disease normally affects the fish at the end of the production cycle, when the fish is ready for harvest, the economic losses can be substantial even though the total mortality is not high.

  •
  Pancreas Disease, or PD, was our fourth most prevalent cause of biomass mortality, resulting in a loss of 1,217 tons (655,000 fish in numbers). PD is an infectious viral disease caused by a salmonid alphavirus. The disease affects the pancreatic tissue, heart and skeletal muscles of the fish and results in reduced appetite, lethargy, reduced health and increased mortality. The scars can cause downgrading and make the product unsuitable for smokehouses.

        For more on these and other diseases affecting production, see "Item 3. Key Information—D. Risk Factors—Risk related to Our Fish Farming Operations—Our fish stock can be adversely affected by various diseases." Today there exist vaccine protections or cures for many of these diseases, but the efficiency can still vary, see "—Industry Overview—Salmon Farming and Processing—Fish Health."

Sea lice management

        Sea lice is controlled through specific anti-lice agents, hydrogen peroxide baths in well boats or enclosed cages, and biologically by using "cleaner fish," which are fish species that eat the parasites directly from the fish's skin. Cleaner fish are caught wild or reared commercially and released into the salmon cages. Our efforts to improve sea lice management also include continuous monitoring of infestation levels, fallowing routines, stocking density management, cleaning of nets, and further commitment to invest in research on other cleaner fish species and sea lice R&D.

        Authorities in each of the regions where we operate have limits on the maximum number of lice per fish. These limits vary based on type of lice, time of year and region. If lice levels reach these limits (trigger levels), fish must be treated. Our ambition is to maintain sea lice below trigger levels, although we exceed them at times, for example during a period of elevated water temperatures when lice levels change rapidly.

        The following table presents average monthly percentage of sites above the relevant maximum sea lice levels per country (number of sites above trigger level is recorded at month's end) for the years ended December 31, 2012, 2011 and 2010:

	Year ended December 31,
	2012	2011	2010
Norway	8.3%	7.5%	15.2%
Scotland	15.1%	11.7%	9.8%
Ireland	19.9%	13.0%	6.2%
Faroe Islands	7.6%	15.8%	6.2%
Canada	5.5%	1.5%	5.5%
Chile	23.7%	14.1%	4.8%

Marine Harvest average	12.2%	11.9%	8.2%

Escapes and Predation

        In addition to reducing our fish count, escaped salmon presents a challenge to the environment as they may impact the wild salmon population by genetic interaction and risk of transferring disease. Human error in connection with reception, grading, sampling and handling of salmon, damage to cages and net failure, as well as natural phenomena such as extreme weather conditions may contribute to fish escape. Our target is zero escapes. We systematically analyze escape events to help us address the risk of escape.

        The number of escape incidents and the number of escaped fish have shown a declining trend since 2010. Fifteen incidents and 144,512 escaped fish in 2010 have been reduced to six incidents and 3,150 escaped fish in 2012. We believe that our systematic approach to reviewing and analyzing our escape pattern significantly contributed to this development. The following table shows the number of escape incidents and number of fish lost by business unit:

	2012		2011		2010
Business unit	Number of escape incidents	Number of fish lost	Number of escape incidents	Number of fish lost	Number of escape incidents	Number of fish lost
Ireland	0	0	0	0	2	85,073
Chile	1	400	0	0	0	0
Norway	2	2	6	71,514	4	1,170
Canada	1	7	1	1	4	43,623
Scotland	0	0	0	0	3	11,111
Faroes	2	2,741	0	0	2	3, 535

Total	6	3,150	7	71,515	15	144,512

        Our salmon are also subject to predation, from predators such as otters, herons, shags, gulls, seals, sea lions and minks. We strive to protect our salmon against the risk of predation. Our efforts to mitigate predation include new net materials and farming equipment.

Research and Development

        Our research and development efforts help us solve operational challenges faced by our farming and processing operations. We view research and development as crucial to further development and strengthening of the relatively young salmon farming industry. Our effort within this area is recognized by the industry, our competitors, the authorities and other external parties, reflected by the significant involvement of our technical staff in statutory and industry-led research projects and programs.

        In addition to collaboration and purchasing of services from external research institutions, we own and operate three research facilities: CAC (co-owned with AKVA group and Skretting), operated by us in Norway, Ardnish, operated by us in Scotland, and Huenquillahue, operated by us in Chile. We manage CAC, a commercial scale research and development site in Norway. Since 2003, Skretting and Marine Harvest, through CAC, have tested new formulations of fish feed, aiming for reduced use of marine raw materials and operate without compromising fish performance and quality, fish health or welfare. This systematic large scale testing has delivered valuable information, contributing significantly towards our commercial diets being historically low in inclusion of marine raw materials.

        Our main research priorities are within the areas of fish performance, food safety, product quality and fish health and welfare. During the last decade, increased research and development resources have been invested within the area of sustainability. Limiting the impact of our farming activities on the environment, ensuring that marine feed raw materials are derived from responsibly managed fish stocks and reducing our dependency on marine raw materials for feed production are central issues which receive considerable attention.

        Our research and development activities are conducted at our operations across the globe by experienced technical personnel. Our Global R&D Department is responsible for coordinating the research and development activities and running projects of global relevance. The global R&D Department consists of 11 highly qualified specialists within the areas of biostatistics, fish feed and nutrition, fish health and welfare, food safety and product quality, sustainability, technology and environment as well as breeding and genetics, an area incorporated into Global R&D during 2012.

        We have increased our research and development efforts to enable further growth and profitability of the industry, grounded on a solid sustainability framework. In addition, we pay a fee of 0.3% of Marine Harvest Norway export value, or NOK 19.4 million in 2012, to The Norwegian Seafood Research Fund, which conducts R&D on behalf of the salmon farming industry as a whole.

        During 2012, our on-going research and development projects delivered valuable new information within our prioritized areas. In addition, new projects have been established. Examples of our recent achievements within the sustainability area include:

  •
  Major gene controlling IPN resistance identified in our Mowi-strain, which is a strain of salmon owned by us;

  •
  Salmon lice laboratory established in Marine Harvest Chile;

  •
  Optimized post-smolt production, co-led by us and funded by the Norwegian Research Council;

  •
  300,000 Ballan wrasse produced in-house to control sea lice;

  •
  Reduced seawater losses, with special focus on the relationship between seawater loss and viral diseases;

  •
  Reduced dependency on marine feed raw materials; and

  •
  Developed and implemented tools for improved genetic selection within our own breeding program.

Biodiversity

        The influence of our operations on biodiversity and the environment are being debated by different scientific groups. We concentrate on ensuring that our operations do not leave a lasting footprint on the environment. We believe that our impacts are reversible, but the duration of the effect will depend on the nature of the impact. Nutrient and organic waste from production decomposes within a short time, while chemical components may decompose more slowly, which is why we monitor the possible impact closely.

        Realizing that our operations may impact the environment in general and sensitive areas in particular, we have developed partnerships with third parties to protect and/or restore protected areas. These partnerships include a cooperation agreement in Chile for our freshwater hatchery located at the edge of a national park. In Canada, we have partnerships with organizations and societies that enhance and restore rivers, salmonid stocks, riparian habitat and wetlands. In Norway, we are engaged in a wild salmon enhancement and cultivation program for river Vosso, a river that experienced collapse in the late 1980s. Our partnerships and programs for improving biodiversity are important to us both in facilitating improvements, but also in order to challenge our thinking on how to best protect sensitive areas.

People—Providing Safe and Meaningful Jobs

        Employee safety and employees' self-respect and personal pride in their work cannot be compromised if we are to succeed as a company with good relationships with the local communities. The following table shows our employees by subsidiary:

		2012		2011		2010
Number of Full-Time Employees		Permanent	Temporary	Permanent	Temporary	Permanent	Temporary
MH Norway	Male	1,046	277	947	277	997	293
	Female	259	103	229	103	254	87
MH Scotland	Male	394	14	382	34	353	30
	Female	47	1	47	1	49	2
MH Canada	Male	341	—	351	28	430	20
	Female	78	—	84	10	101	19
MH Chile Farming	Male	375	41	356	56	388	30
	Female	82	4	67	10	64	2
MH Ireland	Male	119	88	118	95	115	73
	Female	18	29	19	32	21	24
MH Faroes	Male	22	3	22	3	23	1
	Female	3	1	3	—	3	2
Sales Europe	Male	867	298	916	275	934	237
	Female	861	211	913	228	912	234
MH Americas	Male	216	80	195	106	180	5
	Female	176	86	133	109	133	4
MH Asia	Male	44	31	27	12	18	4
	Female	30	69	21	46	18	16
MH Corporate/Other	Male	61	—	55	2	53	2
	Female	15	—	12	—	12	—

MH Group	Male	3,485	832	3,369	888	3,491	695
MH Group	Female	1,569	504	1,528	539	1,567	390
MH Group	Total	5,054	1,335	4,897	1,427	5,058	1,085

        As of December 31, 2012, we had 5,054 permanent employees of which 3,485 were male and 1,569 were female. As of December 31, 2012, we also had 1,335 temporary employees of which 832 were male and 504 female. There were no incidents of discrimination reported during 2012.

        We follow the laws with regards to compensation and no employee is paid less than the official national minimum wage. Our personnel review system and representatives of workers unions ensure that all employees are fairly compensated. Generally, our base start salary is set above the national minimum wage limits to attract competent people to our organization.

        We recognize the right of all employees to freely form and join groups for promotion and defense of their occupational interests including the right to engage in collective bargaining. The number of employees that are members of workers unions and participating in collective bargaining agreements varies across countries in which we operate from almost zero in Ireland and Scotland to almost all employees in VAP Europe. Farming and processing employees are represented by labor unions in Chile, Norway, Canada and VAP Europe (France, Belgium and Holland). Our administrative employees are normally not members of a union, the only exception being VAP Europe where management is represented by unions.

        Labor union representation varies by region and type of position:

  •
  In Norway approximately 40% of the employees are represented by a union. Marine Harvest Norway is a member of NHO, the Confederation of Norwegian Business and Industry for Employers. NHO has a collective agreement with LO, the Norwegian Confederation of Trade Unions, which applies to all employees of Marine Harvest Norway.

  •
  In VAP Europe, close to 100% of the employees including management are represented by a union.

  •
  Only a few of our Chilean employees participate in a union.

  •
  In the Canadian operations, the Port Hardy Processing Plant is represented by the United Steelworkers. The functions that are represented include general labor, trades, and processors. Collective bargaining generally occurs on a two to three year basis with wage increases being a core component of the bargaining process. There has never been a strike or significant labor dispute at the Port Hardy Processing Plant. All other employees in Canada are non-union.

  •
  There are no collective bargaining agreements in Scotland, Ireland, the United States or in Asia.

        The different unions represent different types of functions. The terms of the collective bargaining agreements vary in accordance with each union. Where unions are present, salary negotiations are generally conducted annually between the unions and the company (with the exception of our Canadian operations, which is further described above). The agreement reached with the local or regional union that negotiates the applicable collective bargaining agreement is binding on all employees in the relevant functional area, whether or not they are members of the union. In general, collective bargaining agreements are applicable to all employees of that union or region, respecting the different professional categories.

Legal Proceedings

        Early 2011 Marine Harvest Chile S.A. terminated a rearing contract with Salmones Sur Austral S.A. and claimed that the contract was null and void because it was fraudulently organized and implemented by former Managing Director of Marine Harvest Chile S.A., Mr. Álvaro Jiménez, with the aid of representatives and shareholders in Salmones Sur Austral S.A. Marine Harvest Chile S.A. has taken legal action against Salmones Sur Austral S.A. to have the rearing contract declared null and void. Salmones Sur Austral S.A. has countersued Marine Harvest for breach of contract and indemnification of damages, which were valued at USD 42 million. In June 2013, we lost an arbitration case and were ordered to pay USD 12.3 million as indemnification for breach of contract. We are currently appealing that decision.

        Marine Harvest Norway AS is under investigation for production of smolt exceeding the formal permit level. Marine Harvest Norway AS has recognized a minor provision in the financial statements for a potential fine.

        In addition to these cases, we have other pending legal issues, which are not considered to be material.

Regulation

        Our farming and primary and secondary processing operations as well as our sales and distribution of seafood products are subject to various laws and regulations (including licensing regimes) administered by national, provincial and regional bodies and other governmental entities in each of the jurisdictions where we operate. Set forth below is a summary of the main regulations that apply to our business operations.

Regulation of Fish Farming Operations

        All of our farming operations are subject to licensing and operational authorizations issued by the relevant governmental authorities. Such authorities typically regulate fish farming operations through restrictions set out in the licenses and authorizations. Non-compliance with license and authorization terms and conditions may result in license/authorization revocation and other sanctions, including, in some cases, criminal charges.

  Norway

        Fish farmers in Norway are subject to several regulations, including the Food Safety Act (December 19, 2003) and the Aquaculture Act (June 17, 2005) and regulations promulgated thereunder. The Directorate of Fisheries and the Food Safety Authority are the aquaculture industry's main regulatory bodies in Norway.

        A salmon farming license may be issued for salmon farming operations in freshwater (i.e., for smolt/fingerling production) or for salmon operations at sea.

  Freshwater licenses

        Freshwater licenses are issued by the Directorate of Fisheries. The number of available freshwater licenses is not capped. On October 28, 2013 there were 231 freshwater licenses for hatchery production of salmon or trout outstanding.

        Freshwater licenses are issued upon consent of the Food Safety Authority, the Coastal Administration, the relevant county governor (environmental approval) and the Norwegian Water Resources and Energy Directorate, or NWE. Although local municipalities' approval is not required, they are invited to comment on all license applications. Obtaining or amending a license is a time-consuming process and may take up to six to seven years. The process can be expedited for farms that use recycled water.

        Freshwater licenses are not subject to time limitations and may be traded between fish farmers. There are no limitations on the number of freshwater licenses that a single company may have.

        There are no periodic license fees associated with freshwater licenses.

        Although, historically, freshwater licenses have not been subject to Maximum Allowable Biomass, or MAB regulations, some newer licenses include such limitations. MAB regulations set forth the maximum volume of fish in the water at any time. MAB limitations are determined by county governors' offices and fluctuate greatly amongst regions. Additionally, emission, utilization and freshwater permits issued by environmental authorities in connection with the freshwater license issuance processes indirectly limit fish production as they include limitations on the maximum quantities of feed that may be used at a given site. Certain older licenses are also subject to annual limitations on the number of fish produced.

        The approval from NWE typically limits the maximum utilization of freshwater (i.e., how much water can be used in the production out of a given river or a lake) and the environmental approval typically includes a limitation on the waste disposed into the sea, either in terms of maximum use of feed per year or maximum number of fish produced.

        If a license is not used for a period exceeding two years, it may be withdrawn.

        Farming operations in freshwater are subject to inspections by the Norwegian Water Resources and Energy Directorate, the environmental authorities, the Food Safety Authority and the Directorate of Fisheries.

  Seawater licenses and permits

        Seawater licenses are issued by the Norwegian Ministry of Fisheries and are administered by the Directorate of Fisheries.

        The number of seawater licenses outstanding at any time is subject to a cap. At the end of 2012, there were 963 seawater licenses for production of salmon or trout. Since 1982, new licenses were awarded only in the following years: 1985, 1988, 1999, 2001, 2002 and 2009. Norwegian authorities are in the process of issuing 45 new licenses and we (together with Morpol) have applied for 29 of them.

        Acquisition of more than 15% of the production capacity for salmon and trout in seawater requires application to and approval by the Norwegian Ministry of Fisheries. Various ownership thresholds (15%, 20%, 25%, 30%, 35% and 40%) are accompanied by specific minimum requirements for R&D spending, secondary processing activities and contribution to the education of young talents. Only in exceptional circumstances may the Norwegian Ministry of Fisheries approve acquisitions of licenses resulting in a company exceeding 40% of the total production capacity. We currently hold permission to own up to 25% of the total production capacity, and our total production in 2012 was just below this limit. The ownership limitations and requirements have been subject to several amendments over the last decade due to shifting political circumstances, and until July 2013, no company was allowed to own more than 25% of the total concessionary biomass in Norway. In addition, a single company is prohibited from controlling more than 50% of the production capacity in any one Directorate of Fisheries region.

        A seawater license may typically be used to produce salmon at up to four farming sites.

        Generally, seawater licenses do not expire, but may be withdrawn in case of a material breach of license conditions or Norwegian aquaculture or environmental laws and regulations. Licenses are typically not time limited, except for certain specialized licenses, such as R&D licenses and broodstock license.

        Seawater licenses are freely transferable. The licenses are subject to an annual fee.

        Seawater licenses are subject to MAB regulations. In general, one license currently has a MAB of 780 tons LWE (945 tons LWE in Troms and Finnmark).

        Pursuant to license terms, in order to prevent the spreading of lice and diseases and to restore seabed, fish farmers are required to systematically fallow production sites. In addition, production sites are subject to maximum sea lice counts and maximum net cage fish count (currently, 200,000 fish).

        Farming operations are subject to inspections by the environmental authorities, the Directorate of Fisheries and the county authority.

        In addition to a seawater license, salmon farmers must obtain a site permit to operate a fish farm at any particular site. While seawater licenses are company-specific and may be used at any site, a site permit is tied to a particular production site. Permits are issued by the relevant county authority with a consent from the Food Safety Authority, the Coastal Administration, the relevant county governor (environmental approval) and the local municipality. Each site permit includes a MAB limitation for the site. MAB is typically set between 2,340 (a combination of three seawater licenses) and 4,680 (a combination of six seawater licenses) tons LWE, with such MAB limitations being separate from and in addition to the seawater license MAB limitations. Site permits are typically not subject to time limitations.

        To obtain a site permit, an applicant must prepare measurements of the ocean current and examinations of the seabed below the site. The results must show that the ocean current is strong enough to disperse waste (fish farm emissions) and that the bottom fauna can cope with the planned production. In addition, the area must be reserved for aquaculture purposes per the relevant municipal development plan and cannot obstruct existing maritime traffic. The site area must be sufficiently removed from other aquaculture sites and from preserved wild salmon areas.

        If two thirds or more of a capacity included in a site permit remains unused for a period exceeding two years, the site permit may be withdrawn.

        Site permits are transferable. There are no regional/per company limitations on the number of site permits. Some site permits are of limited duration.

  Certain other laws and regulations applicable to the Norwegian aquaculture industry

        Farming operations are subject to a number of regulations, including with respect to sea lice control, fish escapes and prevention of spreading of fish diseases. Regulations are meant to protect fish health, the environment and wild salmon. Key regulations include sea lice management, fish escape prevention and fish disease prevention. Violations of aquaculture regulations are subject to various penalties, including monetary fines, license revocation and, in case of negligence or gross negligence of a fish farmer, criminal prosecution.

        Pursuant to the sea lice management regulation, our sites are subject to precautionary limits for the maximum number of lice per fish. These limits vary based on type of lice and time of year. If lice levels reach these limits (trigger levels), fish must be treated.

        Fish farmers are obliged to take measures to prevent fish escapes. Any suspicion of escape has to be reported to the Directorate of Fisheries, who refer the matter to the police for further investigation and possible prosecution.

        The Food Safety Authority is in charge of the disease control regulations and fish health requirements. Specific regulations are adopted to prevent spreading of diseases, including heavy restrictions on transporting fish between farming areas.

  Chile

        In Chile, aquaculture activities are subject to different governmental regulations depending on whether they are carried out in private freshwater inland facilities (i.e., hatcheries) or in facilities built on public waterways such as lakes or rivers (freshwater licenses) or sea (seawater licenses).

  Private freshwater inland facilities

        Governmental authorization is not required to operate private freshwater aquaculture facilities in Chile. Instead, such activities must be recorded with the National Aquaculture Registry.

        Operation of private freshwater aquaculture requires ownership of the water use rights and holding of environmental permits issued by the relevant Regional Environmental Commission (Comisión de Evaluación Ambiental Regional), which is a Chilean regulator responsible for overseeing compliance with environmental laws and regulations. Environmental permits are issued when operators demonstrating that their facilities comply with the applicable environmental regulations, including: Law N° 19.300, General Environmental Law, which defines the activities that may impact the environment and thus require environmental assessment. Environmental assessment must be performed for all private freshwater inland facilities built or modified after 2001. Facilities may also voluntarily submit to an environmental assessment. The scope of environmental assessments vary depending on the type of activities and their potential impact on the environment of the particular site.

        Private freshwater inland facilities that have undergone an environmental assessment are subject to production limits. They may produce fish up to the MAB (determined by the number of fish and their average weight) registered in their technical operational plan submitted in connection with the environmental assessment. Freshwater inland facilities that have not been subject to an environmental assessment (i.e., those constructed prior to 2001 that have not been modified after 2001 and have not voluntarily submitted to an environmental assessment) are not subject to a MAB.

        Private freshwater inland facilities must be located not less than three kilometers away from any other inland aquaculture facility.

        The following authorities oversee private freshwater inland facilities:

  •
  Superintendency of the Environment (Superintendencia del Medio Ambiente), which is the environmental enforcement agency.

  •
  National Bureau of Fishing and Aquaculture (Servicio Nacional de Pesca y Acuicultura), which is the regulatory body in charge of enforcing aquaculture regulations.

  •
  Water Rights Agency (Dirección General de Aguas), which is in charge of supervising the use of the water rights used in this type of facilities.

  Facilities built on public waterways

        Pursuant to the General Fishing and Aquaculture Act No. 18,892 and the related rules and regulations, aquaculture activities in lakes, rivers and seawater require an aquaculture license (concesión de acuicultura) issued by the Undersecretary of Armed Forces (a governmental body that is part of the Ministry of National Defense). On September 3, 2013 there were 1,267 seawater aquaculture licenses outstanding. Licenses can only be granted on areas that were declared suitable for aquaculture activities and only to Chilean residents or companies incorporated under the Chilean law. Non-Chilean investments into such companies must be authorized by the Chilean foreign investment agency.

        During a five-year period starting on April 8, 2010, no additional aquaculture licenses may be granted in Regions 10 and 11 in Chile (administratively, Chile consists of 15 Regions, with most salmon production concentrated in Regions 10, 11 and 12). After April 8, 2015, new aquaculture licenses in Regions 10 and 11 can only be granted in areas newly designated as suitable for aquaculture or in lieu of previously abandoned or revoked licenses.

        Licenses for aquaculture activities in lakes, rivers and seawater are granted based on an application, which must contain description of the proposed operations, including a plan for complying with environmental and other applicable regulations. Each license request is reviewed and must be approved by the corresponding Regional Environmental Commission. Regulations applicable to each license differ based on such factors as facilities' location, facilities' layout, the technical and operational plan, etc. Once the approval is obtained, the Environmental Commission issues a resolution known as Environmental Qualification Resolution (Resolución de Calificación Ambiental), or RCA, which contains terms and conditions for the license, non-compliance with which may result in a license revocation.

        Licenses granted after April 8, 2010 are granted for a period of 25 years and are renewable for additional 25-year terms. Licenses granted before April 8, 2010 were granted for indefinite periods. All of our licenses were granted prior to April 8, 2010. However, amended licenses and licenses that are relocated become subject to the 25-year limitation period. We are currently in process of relocating some of our Chilean licenses.

        License holders must begin operation within one year of receiving a license and once the operation has started, the license holder cannot stop or suspend production for a period exceeding two consecutive years. Subject to certain exceptions, license holders must maintain minimum operational levels of not less than 5% of the yearly production specified in the RCA.

        A license holder cannot produce more than the MAB authorized in its RCA. License holders are also subject to the limitations on stocking density that differ among Regions. Stocking density depends on environmental, sanitary and productive factors and applies to each license individually and to a group of licenses that are located within the same geographic area.

        License holders must pay annual license fees to the Chilean government and may sell, encumber or otherwise dispose of their license.

        The following authorities oversee public waterways:

  •
  Superintendency of the Environment (Superintendencia del Medio Ambiente), which is the environmental enforcement agency.

  •
  National Bureau of Fishing and Aquaculture (Servicio Nacional de Pesca y Acuicultura), which is the regulatory body in charge of enforcing aquaculture regulations.

  Certain other laws and regulations applicable to the Chilean aquaculture industry

        Pursuant to the regulation on Measures for Protection, Control and Eradication of High-Risk Diseases affecting Hydro-Biological Species, fish farmers must take necessary actions to control fish diseases, observe sanitary provisions set forth in license requests, observe cultivation density limitations and comply with vaccination requirements.

        The Environmental Regulation on Aquaculture prohibits disposal of any liquid or solid waste produced by aquaculture activities or any other substance that may negatively impact the seabed and the surrounding environment and requires establishment of contingency and management plans by fish farmers (with such plans being submitted to the governmental regulators). In addition, the regulation requires submission of certain environmental information concerning farming sites to relevant regulators and the existence of Contingency Plans and Operational Manuals on each site in order to prevent or mitigate potential environmental damage.

        In addition, regulations apply to importation of some aquatic organisms species into Chile and operation of seafood storage and processing centers.

  Scotland

        Salmon farmers in Scotland must obtain, and comply with the terms of, an Aquaculture Production Business Authorization, a Crown Estate Lease/Planning Permission, a Controlled Activities

Authorization and a Marine License. In addition, fish farmers must comply with the relevant fish health and fish disposal regulations.

  Aquaculture Production Business Authorization

        Under the Aquatic Animal Health (Scotland) Regulations 2009 an Aquaculture Production Business Authorization must be obtained from Marine Scotland prior to commencement of fish farming operations. Authorizations are issued per geographical site not per company. There is no cap on the number of authorizations that may be issued by Marine Scotland. Marine Scotland may impose such conditions as it sees fit before granting an authorization. The authorization and any conditions imposed are published on the Aquaculture Scotland website.

        MAB for individual sites is determined based on the environmental concerns, namely the capacity of the local marine environment to accommodate the fish farm. As a consequence, MAB for sites is not uniform and varies between 100 tons to 2,500 tons depending on site characteristics and its geographic location.

        In addition, where an operator is involved in transportation of aquaculture animals, it must keep and make available to Marine Scotland records concerning such transportation and ensure that the applicable disease prevention requirements are met.

  Planning permission/Crown Estate lease

        Under the Town and Country Planning (Marine Fish Farming) (Scotland) Order 2007, subject to certain limited exceptions, establishment or modification (e.g., changes in species farmed or expansion of the existing facilities) of fish farming operations require planning permission. An Environmental Impact Assessment may be required before planning permission is issued. Assessments are a time-consuming process, involving submission to the local authority of an environmental statement. The environmental statement sets out the effects of the proposed site on the environment. A planning permission attaches to an area of foreshore/seabed and is not company-specific. Permissions are generally granted without a time limit. As with Aquaculture Production Business Authorizations each application for planning permission will be determined on an individual basis.

        In addition, where the foreshore/seabed is owned by the Crown Estate, the right to occupy the site is subject to a lease from the Crown Estate as the landowner. All of our operations are in possession of the necessary lease agreements.

        Certain of our Scottish fish farm operations are currently undergoing a review of their compliance with the applicable environmental and nature conservation regulations. Operations that are found to be compliant with such regulations will be issued a permanent planning permission. For each fish farm, a planning permission is needed for operations after March 31, 2014 or following the expiry of the current Crown Estate lease, whichever is later. None of our Scottish sites were denied a planning permission based on the review.

  Marine License

        Under the Marine (Scotland) Act 2010, a Marine License from the Scottish Government is required where obstruction or danger to navigation may be caused by a fish farm. A Marine License would also be required where any object or materials were to be deposited on or removed from the seabed. We are in possession of the necessary Marine Licenses.

  Controlled Activities License

        Fish farm operations must obtain a license from the Scottish Environment Protection Agency, or SEPA, under the Water Environment (Controlled Activities) (Scotland) Regulations 2011. SEPA is

responsible for monitoring and inspecting fish farms for compliance with the regulations. SEPA sets limits upon the scale and rate of discharges from fish farm sites into the environment. It requires any effluent to be assimilated and broken down by natural processes, ensuring no lasting impacts or lasting accumulation of pollutants. Each site is assessed with annual charges calculate based on, amongst other factors, the maximum weight of fish held at the site and the amount of effluent discharged. SEPA will inspect sites regularly and fish farmers must report to SEPA details of discharges from each of their sites. Farm operators are also required to commission regular studies of the impact of the farms on the seabed and submit such studies to SEPA.

  Fish health regulations

        Fish farm management in Scotland is regulated by the Aquaculture and Fisheries (Scotland) Act 2007 as amended by the Aquaculture and Fisheries (Scotland) Act 2013. The legislation covers the control of parasites and disease in fish, fish escapes and recovery of escaped fish.

        Fish farms must have a farm management agreement or maintain a farm management statement, which sets forth arrangements for management of fish health and parasites, the movement of live fish to and from the farm and the harvesting of fish. A farm management agreement or farm management statement must be reviewed at least every two years. The Scottish government can take enforcement action against fish farms that do not have these arrangements in place.

        Scottish government inspectors can carry out inspections on farms with regard to parasites and their control.

  Fish disposal

        The Animal By-Products (Enforcement) (Scotland) Regulations 2011 require fish that died but which were not slaughtered for human consumption, to be disposed of by rendering, incineration or, in exceptional circumstances, burial. The organization carrying out the incinerating/rendering activities (whether the fish farm itself or a third party) must have approval from the local authority's animal health department and hold a pollution prevention and control permit.

  Canada

        In Canada, our operations are subject to provincial and federal licenses.

  Federal licenses

        Canadian federal government regulates fisheries and is responsible for most aspects of the aquaculture industry in British Columbia, including site licenses, production volumes, species to be produced, fish health, sea lice management, fish containment and waste control.

        The Fisheries Act (Canada) and the regulations promulgated thereunder, namely the Pacific Aquaculture Regulations, establish the statutory framework for fisheries, including salmon farming operations. The Fisheries Act (Canada) is primarily enforced by the Canadian Department of Fisheries and Oceans, or DFO. Pursuant to the Act, a Finfish Aquaculture License is required to operate a salmon farm in Canada. The current practice of the DFO is to issue Finfish Aquaculture Licenses for a one year period. Licenses are site-specific, and accordingly, a multiple-site operator must obtain a separate license for each site. Additional licenses are required for specific aquaculture activities, such as the importation of eggs and the transfer of fish within certain geographic areas.

        All Finfish Aquaculture License applications require public consultation, which is most often conducted via an open house session in a local community near the area that is the subject of the application. The applicant may also be required to conduct feasibility studies, environmental assessments or other assessments (at the applicant's expense) as may be requested by the DFO.

Applications for Finfish Aquaculture Licenses must also include a Management Plan and supporting materials. A Management Plan sets forth the applicant's site operation plan.

        When issuing a license for a new aquaculture site or making a substantial amendment to an existing license, the DFO considers several factors, including:

  •
  fish habitat: benthic habitat, water quality, algae and primary production;

  •
  fish resources: wild fish populations and population health, including finfish, marine mammals, sharks and invertebrate populations;

  •
  species at risk;

  •
  ecosystem effects per departmental guidance;

  •
  wild fishery activities; and

  •
  First Nations use of land to identify the potential for aboriginal rights or title over the subject property and to determine whether infringement of either might occur.

        There is no legislated cap on the number of Finfish Aquaculture Licenses that may be issued nor on the number of licenses that may be held by a company. As of August 2013 there were 125 Finfish Aquaculture Licenses issued and outstanding.

        The Finfish Aquaculture Licenses establish operational conditions and production parameters that a fish farmer must observe, such as the MAB, the use of equipment at the site and environmental impact of the operation on the site. A typical site license authorizes operations ranging in size from 2,000 metric ton to 5,000 metric ton of MAB.

        Environmental laws and regulations applicable to fish farms (including waste discharge) are administered through Finfish Aquaculture Licenses and failure to comply with the relevant laws and regulations may result in license revocation.

        Site-specific conditions of a Finfish Aquaculture License vary based on geographic location, the species being cultivated and the facility type. Each site's compliance with its license conditions are monitored by DFO and enforced under the Fisheries Act (Canada). Fish farms are subject to inspection by the DFO for compliance, enforcement and monitoring purposes and are also subject to inspection by a Canadian Food Inspection Agency, or CFIA, officer for the purpose of detecting diseases or toxic substances or ensuring compliance with the Health and Animals Act (Canada) and the Feeds Act (Canada) and the regulations thereunder.

        In addition to a Finfish Aquaculture License, salmon farmers are required to obtain a Navigable Waters Protection Act approval to occupy navigable waters for marine transportation in Canada (all of our Canadian seawater operations are located in such waters and maintain the necessary approvals). The Act is enforced by Transport Canada. Approvals granted pursuant to the Act are perpetual provided that the site maintains a Finfish Aquaculture License, but may be revoked for non-compliance with the terms of the approval. Licenses for aquaculture facilities that substantially interfere with navigation are also assessed under the Canadian Environmental Assessment Act at the time of issuance.

  Provincial licenses

        All of our Canadian operations are located on Provincial Crown lands in British Columbia and are subject to its regulation, including requirement to obtain a provincial tenure license to occupy the ocean bottom. The license is issued pursuant to the Land Act (British Columbia) and the regulations adopted thereunder. The Act is enforced by the Ministry of Forests, Lands and Natural Resources. Licenses typically have a tenure of ten to 20 years and such tenure cannot be less than five years. An annual fee is charged depending on the size of the land plot occupied. Licenses may be revoked for non-compliance with the terms of the license.

  Certain other laws and regulations applicable to the Canadian aquaculture industry

        Pacific aquaculture facilities must be operated in compliance with key environmental and health legislation such as the Health and Animals Act (Canada), Feeds Act (Canada), Food and Drugs Act (Canada), Pest Control Products Act (Canada), Canadian Environmental Assessment Act (Canada) and the Species at Risk Act (Canada) and the regulations thereunder.

        Under these Acts, Canada ensures that aquatic animal health matters (disease prevention, detection and control, feed, medication and biologics) are addressed. The Acts are generally enforced by the DFO, the CFIA and Health Canada.

Regulation of Secondary Processing Facilities

        Most of our secondary processing facilities require operational licenses and are subject to regulatory requirements, including food safety regulations, violations of which are subject to civil and criminal sanction. In some cases, non-governmental entities may also have the right to sue to enforce compliance.

        The following discussion concentrates on license and regulatory requirements of our secondary operations in France and Belgium, which comprise the majority of our secondary processing activities prior to consolidation of the Morpol operations.

  France

        Pursuant to article L. 233-2 of the French Rural and Maritime Fishery Code, implementing European regulation n°852/2004 of April 29, 2004, all establishments handling, processing, preparing and stocking products of animal origin must be authorized by the French Ministry of Agriculture. The authorization is granted upon establishing that the production site is in compliance with the relevant hygiene and sanitary requirements. Such requirements typically include adequacy of a food safety control system, which primarily provides for training of employees and implementation of self-monitoring procedures. A producer may also have to ensure traceability of the products it sells (e.g., the producer must be able to identify its suppliers and commercial customers and products that were delivered to such customers).

        The initial authorization is granted for a provisional three-month term, during which time the site operator provides information on hygiene and sanitary conditions at the site to the governmental authorities. If an administrative review carried out during that period confirms that the relevant hygiene and sanitary requirements are well implemented, a permanent authorization is granted. If not, the provisional agreement may be terminated or extended by not more than three months.

        In addition, secondary processing operations are subject to declaration, registration or authorization with the French environmental authorities pursuant to articles L.511-1 of the French Environment Code. The nature and the volume of the secondary processing activities determine whether such activities must be declared or registered or require governmental authorization. All of our French operations are subject to governmental authorizations. The authorizations contain stringent requirements concerning the facility and its operating conditions. Such requirements include emergency protocols and existence of analytical and measurement equipment necessary to operate the facility and monitor its effects on the environment. Operational results of our facilities are reported to the classified facilities general inspectorate and the service in charge of water quality monitoring, both of which are units or departments of the Ministry of Sustainable Development.

  Belgium

        The Belgian Royal Decree of January 16, 2006 sets forth rules for authorizations, approvals and registrations of food chain operators in Belgium. The Decree is administered by the Federal Agency for the Safety of the Food Chain, or FASFC. Pursuant to the Decree, all food chain operators must be registered with the FASFC and all activities relating to manufacturing, packaging or re-packaging of processed fishery products must be authorized by the FASFC.

        To receive an FASFC authorization, an operator must comply with all relevant European Regulations and Belgian laws and regulations. These include, Regulation (EC) No 852/2004 on hygiene of foodstuffs, Regulation (EC) No 853/2004 on specific hygiene rules for food of animal origin, the Belgian Royal Decree of December 22, 2005 on hygiene of foodstuffs, the Belgian Royal Decree of December 22, 2005 on hygiene rules for food of animal origin and the Belgian Royal Decree of November 14, 2003 on the self-monitoring, reporting and traceability.

        Regulations relevant for our Belgian operations may be categorized into three main categories: infrastructure regulations (e.g., rules on the layout, design, construction and size of our processing facilities), equipment conditions (e.g., use of ventilation systems, drainage facilities, fittings and equipment that comes into contact with food) and operating conditions (e.g., hygiene measures, removal of food waste, personal hygiene and packaging of foodstuffs).

        The FASFC authorizations are not time limited. However, the FASFC can suspend an authorization if it finds irregularities that can be fixed within a reasonable timeframe. The FASFC can also revoke an authorization in cases involving more egregious violations. These include infrastructure and equipment's non-compliance with the relevant regulations if such non-compliance cannot be remedied within reasonable time, non-compliance with the operating conditions, hindering or refusing of inspections by the FASFC and non-compliance with the FASFC conditions imposed in connection with a suspension of an authorization.

        Our Belgian operations have obtained all necessary authorizations for the following activities: cold store, processing plant and fresh fishery products plant.

Food Safety Regulation

        We work to ensure our products meet or exceed the relevant regulatory standards for food safety and quality. They are strictly monitored and controlled through a set of operating standards and procedures as defined by our global quality system Qmarine, ensuring that we can provide healthy and safe seafood for our customers and consumers. Because we are a global food company with farming operations in six countries and a global distribution network, we are subject to food safety requirements established by local food safety authorities in various jurisdictions.

        In the United States, our products are subject to inspection by the U.S. Department of Agriculture and the U.S. Food and Drug Administration, or FDA. The FDA enacts and enforces regulations relating to the manufacturing, distribution, and labeling of food products.

        Within the European Union, our products are subject to inspection by the European Food Safety Authority, or EFSA. EFSA is an agency of the European Union that provides independent scientific advice and communication on existing and emerging risks associated with the food chain. EFSA is not responsible for the European food safety legislation nor for its enforcement. The European Commission, the European Parliament, the Council of the European Union and the national authorities in each European Union Member State are responsible for decisions on the European Union food safety legislation.

        Our products distributed in the United States must comply with the applicable FDA regulations and our products distributed in the European Union must comply with the applicable EFSA standards.

Our failure to comply with such regulations or standards may result in regulatory actions taken against us by a regulator, voluntary or mandatory recalls of our products, damage to our reputation and other negative consequences to us and our business.

        Our products distributed outside the United States and the European Union are subject to similar regulations.

Regulatory and Other Proceedings

        From time to time, we receive notices and inquiries from regulatory authorities and others asserting that we are not in compliance with particular laws and regulations. In some instances, litigation ensues. In addition, individuals may initiate litigation against us.

        In 2012 Listeria monocytogenes was detected in our cold smoked salmon sold in the US and processed at our factory in Chile. A voluntary recall was carried out in agreement with the FDA. No illness was reported in relation to the incident and the recall was carried out as a precautionary measure to prevent any risk of food borne disease.

        In the second quarter 2013, one container of our fresh salmon shipped from our third party processor in Chile to the US was stopped by the FDA due to detection of trace amounts of crystal violet in a product sample. Crystal violet is a dye with many applications and is often found in textile and ink pens and printers and it is not an approved drug for use in salmon. Marine Harvest and Primar, the third party processing plant, carried out a root cause analysis and investigation of the case. The root cause analysis identified the most likely source being contamination of a small number of products from CV-containing ink at the processing plant Primar, even though no positive product samples were found. Corrective actions have been taken at Primar and reported to FDA with a request for release from the import alert. Sernapesca (Chilean authorities) have carried out investigation in Marine Harvest Chile and concluded with no sources of CV or CV use detected. Marine Harvest is currently processing fresh products for the US through the internal processing plant Caicaen in Chile.

        Marine Harvest Norway AS is under investigation for production of smolt exceeding the formal permit level. Marine Harvest Norway AS has recognized a minor provision in the financial statements for a potential fine.

Environmental Control Systems and Certifications

        We have implemented an environmental policy based on ensuring that our activities and growth are developed in harmony with the environment. We have an Environmental Coordination Committee composed of members from different functions within our company that oversees implementation of our environmental policy and monitors our environmental practices.

        We use internationally recognized management systems to manage many of our regulatory programs. For example, we use the International Organization for Standardization, or ISO, 22000, 9001, 14001 standards to manage and optimize environmental performance. ISO guidelines require a long-term management plan integrating regular third-party audits, goal setting, corrective action, documentation and executive review. Our farms are also certified through GlobalGAP, Naturland Organic, BioSuisse Organic, EU Organic Aquaculture, Freedom Food, Label Rouge, PGI and COGP. We use ISO 22000 standards to manage our secondary processing facilities. Our secondary processing facilities are also certified through IFS, BRC, BIO, GlobalGAP, ASC, the Marine Stewardship Council, Safe Quality Food Certificate, Kosher.

        Our Environmental Management System, or EMS, which conforms to the ISO 14001:2004 standard, addresses the significant environmental aspects of our operations, provides employee training programs and facilitates engagement with local communities and regulators. Most importantly, the EMS allows the collection, analysis and reporting of relevant environmental data to facilitate our compliance with applicable environmental laws and regulations.

        We are also aware of the need to increase and expand our environmental control systems in line with the pace of growth and diversification expected over the next few years. All new investments involving an increase in production must meet standards already reached elsewhere and, if possible, improve these standards.

C.  Organizational Structure

        Our primary subsidiaries are Marine Harvest Norway AS, Marine Harvest Canada Inc., Marine Harvest Chile S.A., Marine Harvest Pieters NV, Marine Harvest Kritsen SAS, Marine Harvest (Scotland) Ltd. and Morpol ASA.

D.  Property, Plants and Equipment.

        We are headquartered in Bergen, Norway, located at Sandviksboder 77 A/B, 5035 Bergen, Norway. We lease our headquarters. We also have offices in Oslo, Norway, located at Tordenskoldsgt 8-10, where we lease our offices.

        For further information on our farming and processing facilities, including on capacity and utilization, see "—B. Business Overview."

ITEM 4A.    Unresolved Staff Comments

        Not Applicable.

ITEM 5.    Operating and Financial Review and Prospects

        You should read the following operating and financial review and prospects together with our consolidated financial statements and related notes included elsewhere in this registration statement. Certain statements in this section are "forward-looking statements" and are subject to risks and uncertainties, which may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Please see "Special Note Regarding Forward-Looking Statements" and "Item 3. Key Information—D. Risk Factors" for more information.

Overview

        We are a leading seafood company and the world's largest producer of farmed salmon, offering fresh salmon, processed salmon and other processed seafood to customers in more than 50 markets worldwide. We engage in two principle types of activities:

  •
  fish farming and primary processing of fish in Norway, Scotland, Canada, Chile, Ireland and the Faroe Islands, and

  •
  secondary processing of seafood in Norway, Chile, Ireland, the United States, France, Belgium, the Netherlands, Poland, the Czech Republic, Japan, Taiwan and South Korea.

        Our fish farming operations consist of raising farmed salmon throughout their life cycle, from egg to adult, in a controlled environment and subsequently harvesting and primary processing the fish. The primary processing of fish involves slaughtering and gutting operations. Our customers of our primary processed salmon include our own secondary processing operations, distributors and other secondary processors of salmon.

        Our secondary processing entails using the gutted fish to prepare products such as fillets, steaks and other portions of fish for retail and catering. Secondary processing activities include packaging the products and further preparation to create ready-to-heat or ready-to-eat products. Our customers of secondary processed salmon include other secondary processors of salmon, retailers such as grocery stores and food service providers such as hotels and other service and catering entities.

        In 2012, 65.1% of our sold volume derived from Norway, 10.3% from Chile, 10.3% from Scotland, 10.3% from Canada, and the remaining 4.0% from the Faroe Islands and Ireland.

        In 2012, we began transforming ourselves from a production-driven fish farming company into an integrated marine protein producer, expanding into fish feed and broadening our secondary processing operations. To this end, in 2012 we broke ground on a fish feed plant in Norway, which we expect to supply up to 65% of our Norwegian fish feed requirements by 2015 (representing approximately 40% of our global fish feed needs), based on 2012 production. Also, in 2012 and 2013, we acquired Morpol ASA, or Morpol, a world leading secondary processor of salmon with processing facilities in Poland, United Kingdom and Vietnam. We acquired 100% of Morpol on November 12, 2013.

        We harvested 159,473 tons of salmon gutted-weight equivalent, or GWE, for the six months ended June 30, 2013 and 392,306 tons and 342,820 tons of salmon GWE for the years ended December 31, 2012 and 2011, respectively. Our EBIT was NOK 1,795,0 million for the six months ended June 30, 2013 and NOK 1,009.8 million and NOK 406.0 million for the years ended December 31, 2012 and 2011, respectively. Our Operational EBIT was NOK 1,383.3 million for the six months ended June 30, 2013 and NOK 643.4 million and NOK 2,717.3 million for the years ended December 31, 2012 and 2011, respectively. Our return on capital employed, or ROCE, was 15.6% for the six months ended June 30, 2013 and 3.9% and 16.8% for the years ended December 31, 2012 and 2011, respectively. Group Operational EBIT and ROCE are non-IFRS financial measures. See "Item 3. Key Information—A. Selected Financial Data" for a description of how we define and calculate Operational EBIT and ROCE and for a reconciliation of Group Operational EBIT to EBIT.

Business Areas and Segments

        We are organized into two business areas: Farming and Sales and Marketing.

  •
  Farming is composed of a single operating segment representing our farming operations in Norway, Scotland, Canada, Chile, Ireland and the Faroe Islands. This segment also includes primary processing activities and some filleting activities (a secondary processing activity).

  •
  Sales and Marketing is composed of two operating segments:

  •
  Markets: the segment comprises activities relating to sales of our primary processed products obtained from the Farming business and, to a lesser extent, purchased from third parties. It also includes logistics and delivery of our products to third-party customers as well as to our internal secondary processing operations (including VAP Europe) and secondary processing activities outside Europe; and

  •
  VAP Europe: the segment includes our European secondary processing and value added operations, as well as end-product sales, including logistics.

        In addition to our principal operating segments, we have a group of "other" activities, consisting of corporate functions and our white halibut farming operations. In 2012, we established a new business area, Fish Feed, representing our first feed plant which is located in Bjugn, Norway, and is expected to start production in June 2014. Fish Feed will constitute a new operating segment for us.

        The following diagram demonstrates activities that will be conducted by our business areas after our Fish Feed segment begins production.

        Our Farming business is engaged in the production, harvesting and primary (and some secondary) processing of fish. For reporting purposes, Farming sells its main products (i.e., primary processed fish) to the Markets segment at prices quoted by NOS Clearing ASA (NOS price) or similar salmon pricing indices (refer to "—Key Factors Affecting Results of Operations—Key Factors Affecting Revenue—Prices—Reference price for salmon" section below for a further discussion of pricing indices). Where Markets enters into medium or short term contracts with third parties, salmon is sold from Farming to Markets at prices reflected in such contracts. The Markets segment resells some of the primary processed salmon to (i) third parties or (ii) VAP Europe for further processing. Markets also includes secondary processing activities outside Europe. VAP Europe secondary processes salmon purchased from Markets, together with other seafood products purchased from third parties (with third party purchases comprising approximately 40% of VAP Europe's total production inputs by value in 2012) and sells those products to third parties.

        We assess the overall value creation of our operations based on salmon's source of origin, using Operational EBIT per kilogram of fish harvested as a key measure of performance. For this reason, salmon-related Operational EBIT in Markets and VAP Europe is allocated back to the salmon's country of origin.

        The relationship between our functional segments and our operational reporting per country of origin is illustrated by the following diagram:

(1)
Includes secondary processing operations in the Czech Republic.

(2)
Includes secondary processing operations in the United States and Chile.

(3)
Includes secondary processing operations in Japan, China, Taiwan and South Korea.

(4)
Where Markets enters into medium or short term sales contracts with third parties salmon is sold from Farming to Markets at prices reflected in such contracts. See "—Key Factors Affecting Results of Operations—Key Factors Affecting Revenue—Prices—Contracts and Derivative Instruments" for a discussion of such contracts.

        The table below sets forth our Operational EBIT by country of origin of our salmon for the six months ended June 30, 2013 and 2012, and the years ended December 31, 2012, 2011 and 2010:

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in NOK millions)
Operational EBIT—salmon of Norwegian origin(1)	1,056.9	425.6	823.5	1,990.6	2,462.2
Operational EBIT—salmon of Scottish origin(1)	255.9	132.0	153.0	519.3	313.3
Operational EBIT—salmon of Canadian origin(1)	211.0	-44.6	-140.1	39.6	224.4
Operational EBIT—salmon of Chilean origin(1)	-110.6	27.5	-90.9	110.6	67.8
Operational EBIT—salmon of Irish origin(1)	28.0	18.7	13.6	74.4	99.5
Operational EBIT—salmon of Faroese origin(1)	49.9	-7.7	12.1	60.9	66.6
Operational EBIT—other(2)	-107.8	-44.9	-127.8	-78.1	-42.5

Operational EBIT for the Group(1)	1,383.3	506.6	643.4	2,717.3	3,191.3

(1)
Operational EBIT by country of origin and at Group level is a non-IFRS financial measure. See "Item 3. Key Information—A. Selected Financial Data" for how we define and calculate Operational EBIT and for reconciliation of Operational EBIT to EBIT.

(2)
Includes corporate functions, our white halibut operations and items not related to salmon of a specific origin.

        The table below sets forth our EBIT by country of origin of our salmon for the six months ended June 30, 2013 and 2012, and the years ended December 31, 2012, 2011 and 2010:

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in NOK millions)
EBIT—salmon of Norwegian origin	1,311.2	561.9	1,421.1	240.5	3,622.7
EBIT—salmon of Scottish origin	358.1	73.3	151.8	300.5	559.6
EBIT—salmon of Canadian origin	436.0	6.8	-159.6	-275.2	325.0
EBIT—salmon of Chilean origin	-63.7	9.7	-158.4	37.2	177.2
EBIT—salmon of Irish origin	62.1	29.8	-21.8	62.1	118.4
EBIT—salmon of Faroese origin	55.5	-8.4	18.7	8.0	112.0
EBIT—other(1)	-364.1	-119.7	-242.0	32.9	-40.0

Group EBIT	1,795.1	553.4	1,009.8	406.0	4,874.9

(1)
Includes corporate functions, our white halibut operations and items not related to salmon of a specific origin.

        The table below sets forth our Operational EBIT per kilogram harvested by country of origin of our salmon for the six months ended June 30, 2013 and 2012, and the years ended December 31, 2012, 2011 and 2010:

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in NOK per kg)
Operational EBIT—salmon of Norwegian origin(1)	10.48	3.36	3.23	9.15	12.16
Operational EBIT—salmon of Scottish origin(1)	11.18	6.42	3.80	10.35	9.45
Operational EBIT—salmon of Canadian origin(1)	9.97	-2.10	-3.48	1.17	6.68
Operational EBIT—salmon of Chilean origin(1)	-13.40	1.42	-2.26	4.26	6.87
Operational EBIT—salmon of Irish origin(1)	9.79	4.27	1.45	7.97	9.43
Operational EBIT—salmon of Faroese origin(1)	14.50	-2.15	1.76	10.27	12.29
Operational EBIT—other(1)(2)	-0.68	-0.23	-0.33	-0.23	-0.14

Group Operational EBIT(1)	8.67	2.59	1.64	7.93	10.82

(1)
Operational EBIT by country of origin and at Group level is a non-IFRS financial measure. See "Item 3. Key Information—A. Selected Financial Data" for how we define and calculate Operational EBIT and for reconciliation of Operational EBIT to EBIT.

(2)
Includes corporate functions, our white halibut operations and items not related to salmon of a specific origin, divided by total harvested volume.

        The table below sets forth our EBIT per kilogram harvested by country of origin of our salmon for the six months ended June 30, 2013 and 2012, and the years ended December 31, 2012, 2011 and 2010:

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(NOK per kg)
EBIT—salmon of Norwegian origin	13.00	4.43	5.57	1.11	17.89
EBIT—salmon of Scottish origin	15.64	3.57	3.77	5.99	16.89
EBIT—salmon of Canadian origin	20.60	0.32	-3.97	-8.11	9.68
EBIT—salmon of Chilean origin	-7.71	0.50	-3.94	1.43	17.95
EBIT—salmon of Irish origin	21.69	6.82	-2.31	6.66	11.22
EBIT—salmon of Faroese origin	16.11	-2.34	2.72	1.36	20.67
EBIT—other(1)	-2.28	-0.61	-0.62	0.10	-0.14

Group EBIT	11.26	2.83	2.57	1.18	16.52

(1)
Includes corporate functions, our white halibut operations and items not related to salmon of a specific origin, divided by total harvested volume.

Key Factors Affecting Results of Operations

Key Factors Affecting Revenue

        Our primary source of revenue is sales of primary and secondary processed seafood (including VAP). Revenue generated by our products is the factor of volumes sold and the price that we achieve for our products. As our products are shipped long distance by road, air and water, our revenues include a substantial freight element since the freight cost is paid by customers.

        Sales of salmon and salmon-derived products represented 89.8%, 91.6% and 89.8% of our revenue for the years ended December 31, 2012, 2011 and 2010, respectively. Fresh whole (i.e., primary processed) salmon represented 54.4%, 55.0% and 51.2% of our total revenues for the years ended December 31, 2012, 2011 and 2010, respectively, while the sale of secondary processed salmon accounted for 34.6%, 35.6% and 37.8%, respectively, of our revenue for the same periods.

        The following table sets forth a breakdown of our sales of seafood by product type for the six months ended June 30, 2013 and 2012, and years ended December 31, 2012, 2011 and 2010:

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands of NOK)
Fresh whole salmon	4,615,514	4,280,050	8,353,954	8,609,922	7,755,309
Fresh elaborated salmon	1,984,615	2,045,049	4,171,500	4,477,409	4,096,436
Frozen whole salmon	226,703	58,254	117,483	160,003	119,111
Frozen elaborated salmon	528,581	571,921	1,135,615	1,097,007	1,629,560
Other products	748,229	775,228	1,564,186	1,321,413	1,551,529

Total Revenues	8,103,643	7,730,501	15,342,737	15,665,753	15,151,945

        We sell salmon and other seafood directly to retailers, hotels, restaurants as well as to third party processors and distributors in over 50 countries. The following table sets forth a breakdown of our sales of seafood by geographic region for the six months ended June 30, 2013 and 2012, and years ended December 31, 2012, 2011 and 2010:

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands of NOK)
Europe ex Russia	5,330,621	5,245,569	10,501,875	10,987,615	9,880,541
Russia	406,707	278,387	626,829	541,101	569,959
Americas	1,555,640	1,469,692	2,737,979	2,870,697	3,623,300
Asia	732,511	688,393	1,371,729	1,141,280	945,900
Rest of the world	78,164	48,459	104,325	125,061	132,245

Total Revenues	8,103,643	7,730,501	15,342,737	15,665,753	15,151,945

  Volume

  Primary processed products

        The following table sets forth the volume of salmon harvested by us by country of origin for the six months ended June 30, 2013 and 2012, and years ended December 31, 2012, 2011 and 2010:

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(in tons GWE)
Salmon of Norwegian origin	100,847	126,764	255,306	217,510	202,455
Salmon of Scottish origin	22,896	20,561	40,261	50,174	33,136
Salmon of Canadian origin	21,164	21,210	40,217	33,917	33,576
Salmon of Chilean origin	8,259	19,365	40,222	25,960	9,868
Salmon of Irish origin	2,864	4,375	9,407	9,332	10,556
Salmon of Faroese origin	3,443	3,586	6,893	5,927	5,419

Total harvested volume of salmon	159,473	195,861	392,306	342,820	295,010

        Harvested volume primarily depends on (i) the quantities of smolt introduced into our operations, which are determined by us one-to-two years prior to harvesting, (ii) fish growth rates and (iii) our harvest schedule.

        The quantities of smolt introduced into our operations are based on our expectations for the demand for finished product at harvest time, anticipated product prices and our organic growth ambitions in light of regulatory restraints (e.g., maximum standing biomass in production established by our farming licenses).

        Fish growth rates are affected by water temperature, disease and other biological issues. As salmon is a cold-blooded animal, seawater temperature plays an important role for its growth rate. With high seawater temperatures, disease risk increases, while temperatures below freezing causes mass mortality. Similarly, biological factors, disease, sea lice and stress of fish each negatively impact the rate of growth of our fish and may result in fish mortality. Frequent disease and sea lice treatments have a negative impact on fish as they result in fish stress (caused by the disease or treatment) and may reduce the rate of growth of the fish subjected to treatments.

        Volumes in a period are also affected by our harvest schedule, i.e., when we decide to harvest fish from a particular location. Our harvest window is effectively limited by fish age, as fish must be harvested prior to maturation, but we have a limited ability to accelerate or delay harvest (typically, by a matter of weeks) to optimize price achievement.

  Secondary processed products

        The majority of our secondary processing occurs in our VAP Europe segment, while some secondary processing also occurs in our Markets segment in Americas, Asia and Europe. Some filleting activities are also carried out by our Farming operations. The volume of secondary processed salmon, including VAP, produced by us depends on the market demand for our secondary processed seafood and the production volumes of our operations. In 2012, approximately 60% of the fish used in our secondary processing business in VAP Europe, as measured by value, was produced by our fish farms. We have a constant supply of raw materials used in production and can vary our volume of secondary processed seafood based on the projected customer demand. Sales of salmon-based products accounted for 66% of the total sales of VAP Europe in 2012, with the remaining 34% representing sales of products based on other fish species, such as cod, Alaska pollack, shrimp, plaice, redfish and pangasius, a type of catfish native to Asia.

  Prices

        The price received for our products is determined by the relevant market prices. Our achieved prices may deviate from market prices due to differences in quality of our product, our use of contracts, which typically fix the sales price for a period of three to 12 months and our ability to place our products efficiently in the market. We aim to sell our products at or above market prices and we measure our ability to do so through price achievement, which measures the prices at which we sell our products against the relevant salmon price index or reference price.

        We are actively pursuing strategies to reduce our dependence on market prices for salmon by increasing our capacity for producing more value added products, which are generally associated with more stable consumer prices. In line with this strategy, we have acquired Morpol, a world leading secondary and value added processor of salmon. During 2012, we also opened a major new secondary processing facility in Boulogne, France, a small secondary processing line in the Czech Republic and a small new greenfield secondary processing factory in Osaka, Japan. In 2013, we opened processing facilities in Asia, with South Korea and Taiwan. We also expanded our smoked salmon production capacity at our facilities in Belfast, Maine. In order to further strengthen our competitiveness in the production of value added products, we have initiated a restructuring of our operations in VAP Europe, reducing the number of production facilities from 13 to eight. This restructuring is expected to be completed in 2014.

  Reference prices for salmon

        Several price indices for salmon are publicly available. The two most important indices for Norwegian salmon are NOS/Fish Pool provided by NOS Clearing ASA, a subsidiary of NASDAQ OMX Group Inc., and the official statistics of Norway by Statistics Norway, or SSB, a Norwegian governmental entity. Urner Barry in the United States provides a reference price for Chilean salmon in Miami and North American salmon in Seattle. Price correlation across regional markets is generally strong for Atlantic salmon.

        The following table sets forth salmon reference prices per kilogram, based upon source of origin, for six months ended June 30, 2013 and 2012, and years ended December 31, 2012, 2011 and 2010:

Prices in NOK

	Six months ended June 30,			Year ended December 31,
			Change Six months ended June 30, 2013 vs. 2012
							Change 2012 vs. 2011	Change 2011 vs. 2010
	2013	2012		2012	2011	2010
Norwegian origin(1)	38.45	26.54	44.9%	26.15	30.22	37.46	-13.5%	-19.3%
Chilean origin(2)	24.42	20.45	19.4%	18.88	25.78	29.92	-26.8%	-13.9%
North American origin(3)	17.46	14.37	21.5%	13.07	16.99	19.01	-23.1%	-10.6%

Prices in the currency of the index

	Six months ended June 30,			Year ended December 31,
			Change Six months ended June 30, 2013 vs. 2012
							Change 2012 vs. 2011	Change 2011 vs. 2010
	2013	2012		2012	2011	2010
Norwegian origin (EUR)(1)	5.11	3.50	45.9%	3.50	3.88	4.68	-9.8%	-17.1%
Chilean origin (USD)(2)	4.27	3.50	21.9%	3.24	4.60	4.95	-29.4%	-7.1%
North American origin (USD)(3)	3.05	2.46	24.0%	2.25	3.03	3.15	-25.9%	-3.7%

(1)
Average superior price per kilogram gutted weight (NOS FCA Oslo).

(2)
Average C trim price per kilogram (Urner Barry Miami two to three pounds). C trim refers to a trim of salmon fillet with (a) backbone off, (b) belly bone off, (c) back fin off, fin tissue on and (d) collarbone off.
(3)
Average superior price per pound gutted weight (Urner Barry Seattle 10 to 12 pounds).

        Historically, reference prices for salmon have been subject to significant fluctuations, as demand for salmon has been growing steadily, whereas industry supply has been fluctuating strongly due to variations in factors such as smolt release and biological factors, including disease.

        Although the market price of salmon is established through supply and demand for the product, in the short term, salmon producers are expected to be price takers. The long production cycle and a short time window available for harvesting, leave salmon farmers with limited flexibility to manage their short term supply. In addition, salmon is generally sold as a fresh commodity with a limited product life span, further limiting producers' ability to control short term supply.

        Global harvest volume of salmon by region for the six months ended June 30, 2013 and 2012, and years ended December 31, 2012, 2011 and 2010 was as follows:

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(in tons GWE)
Norway	462,200	495,200	1,064,900	905,000	850,100
Chile	205,400	144,200	327,900	198,900	116,600
Scotland	60,400	68,400	141,500	139,200	127,600
North America	59,200	63,800	128,800	115,700	122,400
Faroe Islands	31,500	30,150	63,300	50,700	37,600
Australia	16,400	16,200	32,900	32,400	29,700
Ireland	4,900	6,750	14,000	14,400	16,000
Other	4,600	4,400	9,500	1,400	1,400

Total global harvest volume of salmon	844,600	829,100	1,782,800	1,457,700	1,301,400

Source: Kontali Database

        Between 2010 and 2012, reference prices for salmon declined significantly, primarily driven by the increase in supply of Chilean salmon. The Chilean salmon farming industry was affected by a severe outbreak of Infectious Salmon Anemia between 2007 and 2009, and, as a result, the harvested volume of Atlantic salmon in Chile fell from approximately 350,000 to approximately 117,000 tons of gutted weight from 2005 to 2010. Since 2010, the Chilean industry has been experiencing a recovery, with the harvest volume rising to 327,900 tons of gutted weight in 2012.

        During the six months ended June 30, 2013, reference prices for salmon experienced a recovery compared to the same period in 2012, increasing by 45.9% for Norwegian salmon and 21.9% and 24.0% for Chilean and North American salmon, respectively.

        As our Irish operation produces mainly organic salmon there is no reference price available for benchmarking our salmon of Irish origin. Salmon from our Irish operations is mainly sold on short- to medium-term contracts.

        Prices for the products produced by VAP Europe are primarily driven by customer demand and the cost of the raw materials used in production. Because secondary processed products, including VAP, to some extent are considered to be premium products, demand fluctuates with the state of regional and global economies and the consumers' general wealth. In addition, global trends in consumer tastes affect demand for such products. The cost of raw materials is largely dependent on reference prices, especially Atlantic salmon prices, the majority of which we supply internally from our Farming segment.

  Quality

        Quality of our fish may greatly affect the price we are able to achieve in comparison to the reference price. Diseases, sea lice, biological issues (such as Kudoa) and stress may all impact the quality of our fish, resulting in fish downgrading and lower achieved prices. In addition, when the fish reaches reproductive maturity, or maturation, its flesh color and meat quality changes, resulting in product downgrade.

        Fish may be classified as superior, ordinary or production quality. Superior quality fish is a product without damage or defect and that provides a positive overall impression. Ordinary quality fish is a product with limited external or internal faults, damage or defects. Production quality fish is a product that does not satisfy the requirements of either superior or ordinary quality due to product faults, damage or defects. In Norway, downgraded fish is normally priced based on standard rates of deduction compared to a superior quality fish. For fish classified as ordinary the standard rate of reduction is NOK 1.50 to NOK 2.00 per kilogram gutted weight. For fish classified as production grade the standard rate of reduction is NOK 5.00 to NOK 15.00 per kilogram gutted weight depending on the reason for downgrading. In other countries price deductions related to quality are not as standardized, but the same general principles apply.

        The following table sets forth the share of superior quality salmon harvested by us in the six months ended June 30, 2013 and 2012, and years ended December 31, 2012, 2011 and 2010:

	Six months ended June 30		Year ended December 31,
	2013	2012	2012	2011	2010
Quality—superior share	86%	89%	91%	92%	89%

  Contracts and Derivative Instruments

        To limit our exposure to short and medium term fluctuations in salmon prices, we enter into sales contracts for future deliveries of our products. Our sales contracts generally have a duration of three to 12 months, and in the past have covered between 15% and 40% of our global harvest volume for the upcoming quarter. Our goal is that our contract coverage ratio should remain between 20% and 50%. The following table sets forth our contract coverage for the six months ended June 30, 2013 and 2012, and years ended December 31, 2012, 2011 and 2010:

	Six months ended June 30		Year ended December 31,
	2013	2012	2012	2011	2010
Contract coverage(1)	34%	30%	33%	43%	49%

(1)
Contract coverage represents the percentage of our products that was sold pursuant to short and medium term (three to 12 months) fixed price contracts.

        Contracts mitigate our exposure to fluctuations in salmon prices, but can also result in us selling our products at prices that are lower than reference price.

        We also utilize salmon derivatives to hedge our exposure to fluctuations in reference prices of salmon. Salmon derivatives provide the same hedge against exposure to spot price fluctuations as contracts for sale of salmon to customers, so we use hedging instruments as well as contracts to achieve our contract coverage goals described above. Gain and loss recognized by us through our salmon derivatives, both realized and unrealized, for the six months ended June 30, 2013 and 2012 and the years ended December 31, 2012, 2011 and 2010 were as follows:

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)
	(in NOK million)
Realized gain/loss(1)	42.2	35.9	79.4	197.7	—
Unrealized gain/loss(2)	-14.5	-73.3	-105.8	109.3	—
Financial gain/loss(3)	2.5	—	—	12.4	-42.7

(1)
Recognized in revenue/cost of material.
(2)
Recognized in other income.
(3)
Recognized in other financial items.

        Realized operational gains and losses on salmon derivative instruments are recognized within revenues or cost of materials. Unrealized operational gains and losses are included in other income, but we exclude this value when calculating Operational EBIT. In addition to the operational hedging, we also invest in salmon derivatives as a financial activity. Both realized and unrealized gains and losses from such activities are classified as financial items.

  Price Achievement

        The average price achievement measures the prices that we are able to achieve on our products against a salmon price index. The achievement is measured against NOS for salmon of Norwegian and Faroese origin, a derived NOS (NOS + NOK 2.90 in 2012) for salmon of Scottish origin and Urner Barry for salmon of Canadian and Chilean origin. Our price achievement compared to the reference prices for the six months ended June 30, 2013 and 2012, and years ended December 31, 2012, 2011 and 2010 was as follows:

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
Average price achievement	94%	104%	105%	110%	96%

        The average price achievement measure demonstrates our ability to sell our products at above market rates and is thus an important measure of our success. Price achievement is primarily affected by contract coverage, fish quality and our ability to place our products efficiently in the market.

Key Factors Affecting Costs

        Our costs are primarily affected by the cost of our fish feed, other purchases (including third-party raw material sourcing), salaries, other operational costs and biological factors. We use these cost categories to track our costs at consolidated level.

        Costs in our Farming segment are categorized into feed costs, other seawater cost and non-seawater costs and we track these costs per kilogram of fish harvested, where:

  •
  fish feed costs measure the cost of fish feed;

  •
  other seawater costs measure costs relating to smolt, salaries, insurance, medication and other direct and indirect costs attributable to fish production at sea; and

  •
  non-seawater costs are the cost of bringing the fish from the seawater site to the primary processing facility, primary processing costs, administration costs, exceptional mortality costs and other non-seawater costs incurred by our Farming segment.

        These costs (fish feed, other seawater costs and non-seawater costs) represent the total cost for one kilogram gutted salmon packed in a standard box for shipping ("cost in box"). The term "cost in box" is widely used by the industry and analyst community as an indicator of operational efficiency in fish farming operations. These costs are included in the following line items in our consolidated statement of operations: cost of materials, salary and personnel expenses, other operating expenses and depreciation. The total of feed cost and other seawater costs is the cost of harvested fish in seawater, before transportation to the processing plant. We refer to these costs as biomass costs.

        Costs in our Sales and Marketing business are primarily composed of costs of raw materials (e.g., primary processed salmon), which we predominantly produce internally, and costs associated with running secondary processing operations, such as salaries, utilities, etc. We measure our secondary processing operational efficiency through yield and throughput. Yield measures the number of kilograms of end product we are able to produce from one kilogram of raw materials. Throughput measures our secondary processing cost per kilogram produced.

        Because it takes two to three years to bring a salmon to its harvest size, fish feed prices and prices for other costs associated with the farming of fish accumulate over multiple periods (i.e., the entire life of fish) and affect our cost of materials recognized in the period when our fish is harvested and sold. Costs associated with secondary processing are expensed in the period in which the product in sold.

        The following table demonstrates the composition of our cost of materials recognized in the year ended December 31, 2012:

Year ended December 31, 2012
(in NOK million)
Feed purchases(1)	4,634.4
Other purchases(2)	4,467.7
Net to (from) stock/change in inventory(3)	-746.5
Freight and other income reductions(4)	1,296.3
Other costs of materials	14.6

Cost of materials	9,666.5

(1)
Feed purchases represent the cost of fish feed fed to our fish during the period.
(2)
Other purchases primarily represent seafood raw materials purchased for trading or use in our secondary processing from third parties (i.e., cod, Alaska pollack, shrimp, plaice, redfish and pangasius), packaging material, medications and third party services.
(3)
Net to (from) stock/change in inventory represents movements in our salmon inventory during the period. Effectively, this line item is used to (i) recognize in the current period the cost of fish feed and other materials that were fed/used in prior periods to the fish harvested in the current period and (ii) defer recognition of the cost of fish feed and other materials fed/used in the current period to the fish that was not harvested in the period.
(4)
Primarily represents costs associated with transportation of our products to customers.

  Fish feed

        Fish feed is our largest expense category and it accounted for approximately 50% of our "cost in box" per kilogram in 2012.

        We procure our fish feed from a limited number of suppliers globally, primarily Skretting and BioMar. Our arrangements with the suppliers generally provide that we acquire the fish feed at prices tied to the market prices for raw materials used in producing the feed, such as fish meal, fish oil, vegetable oils and meals. The arrangements are subject to a minimum fee per kilogram of fish feed, structured to cover the suppliers' operational costs and margins. Our arrangements generally do not contain minimum or maximum fish feed purchase quantities.

        The yield generated from our fish feed is affected by the feed conversion ratio, which is the number of kilograms of fish feed needed to increase a fish's bodyweight by one kilogram. Our feed conversion ratio is typically approximately 1.2 kilograms of feed per kilogram of fish produced.

        The following table sets forth our fish feed cost per kilogram of fish harvested in the six months ended June 30, 2013 and 2012, and years ended December 31, 2012, 2011 and 2010:

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(in NOK per kg)
Group feed cost per kilogram(1)	12.21	11.76	11.75	11.56	10.53

(1)
Feed cost per kilogram harvested is calculated by dividing our total cost of fish feed for harvested biomass by tons GWE of salmon harvested.

        We sourced all of our fish feed needs from external suppliers for the periods under review. During 2012, we initiated a greenfield project of a fish feed production plant in Norway. The plant will vertically integrate our operations and we expect that, at full capacity in 2015, this plant will provide us with an in-house production capacity of up to 65% of our Norwegian fish feed requirements (representing approximately 40% of our total fish feed requirements) based on our 2012 production.

  Other seawater costs in Farming

        Other seawater costs in Farming represent costs associated with smolt purchases, employee salaries, insurance, medication and other direct and indirect costs attributable to fish production at sea. These costs accumulate over multiple periods (i.e., the entire life of the fish) and are recognized in the period when our fish is harvested and sold.

  Non-seawater costs in Farming

        In Farming, non-seawater costs represent the cost of bringing the fish from seawater sites to primary processing facilities, primary processing costs, administration costs, exceptional mortality costs and other relevant costs for the fish harvested in the period. As the majority of these costs are fixed, this category is subject to substantial scale effects based on the volumes of salmon harvested.

  Other purchases (including purchases for trading/further processing)

        Other purchases primarily represent seafood raw materials (e.g, cod, Alaska pollack, shrimp, plaice, redfish and pangasius) purchased from third parties for trading (i.e., for sale to customer by our Markets segment) or use in our secondary processing operations. Third party purchases of raw materials are not affected by our harvest volume. Instead, expense associated with such purchases is driven by market prices of the underlying seafood and the volume of our purchases, which are dependent on our secondary processing volume and our desired levels of trading. Other purchases also include packaging material, medications and third party processing services. Packaging materials include all packaging materials from bulk bins to end consumer wrapping. The processing activity is the main driver for the cost of packaging materials. Medications refer to the cost of vaccines and medicines used in our farming operations and the cost driver is the need for treatments combined with the cost per unit for vaccines and medical treatment.

  Biological factors

        Biological factors, such as fish mortality, fish escapes, fish diseases and sea lice affect our harvest volumes and therefore our revenue, but also our costs. We may be required to expend resources in connection with mitigating the effects of the foregoing factors (e.g., costs of vaccines) and the cost per kilogram increases if fish die or growth is impaired.

  Fish diseases

        Farmed salmon is exposed to various infectious and non-infectious diseases. See "Item 3. Key information—D. Risk Factors—Risks Relating to Our Fish Farming Operations—Our fish stocks can be adversely affected by various diseases."

        An outbreak of a disease represents a cost for us through direct loss of fish. In addition, disease can result in lost growth of fish, accelerated harvesting and reduced quality of harvested fish which would affect our revenues. In some cases, a disease outbreak may be followed by a subsequent period of reduced production resulting in lower revenues.

        We experienced severe outbreaks of AGD in the year ended December 31, 2012, which affected us in both Scotland and Ireland. The disease resulted in increased mortality in our stocks and early harvest.

  Fish mortality

        Fish mortality rates are affected by a number of factors, including infectious and non-infectious diseases, wounds, predators and fish treatment. We expense extraordinary mortality in the period when incidents occur. The cost associated with normal mortality is included in the value of the remaining inventory, contributing to increased cost of the fish when harvested and sold.

  Sea lice management

        Sea lice, of which there are several species, are natural occurring seawater parasites. They infect the salmon skin and if not controlled they can cause lesions, secondary infection and mortality. Sea lice can be controlled through good husbandry and management practices, the use of pharmaceutical products, cleaner fish (different wrasse species that eat parasites off the salmon skin) and hydrogen peroxide baths. Lice management is important from a fish wellbeing (to minimize potential skin damage and wounds) and cost perspective (treatment) as well as from an environmental perspective in ensuring that sea lice from farms do not have a negative impact on wild salmonid stocks.

Fair Value Adjustment on Biological Assets and Uplift on Harvested Fish

        We measure fair value of our biological assets on a monthly basis. Changes in fair value of our biological assets are recorded in our income statement at the end of the relevant period. We measure biological assets at fair value, unless fair value cannot be measured reliably. In our opinion, broodstock, smolt and live fish below one kilogram cannot be measured reliably, and we therefore measure these biological assets at cost less impairment losses. Live fish over four kilograms are measured to full net value, while a proportionate expected net profit at harvest is incorporated for live fish between one kilogram and four kilograms. The main drivers in the valuation are volume of biomass (and average weight per site) at the relevant reporting date, expected cost at harvest and expected value at harvest (based on externally quoted forward prices where applicable and/or our price estimate for the period in which the fish is expected to be harvested).

        At the point of harvest, the fair value adjustment on biological assets is reversed and presented on a separate line as fair value uplift on harvested fish.

        The following table presents biological assets adjustment recognized by us in our profit and loss statement and the statement of financial position as of and for the six months ended June 30, 2013 and 2012, and years ended December 31, 2012, 2011 and 2010:

	As of and for the Six months ended June 30,		As of and for the Year ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)
	(in NOK million)
In profit and loss
Fair value uplift on harvested fish	-1,865.9	-850.9	-1,597.5	-3,260.1	-4,370.3
Fair value adjustment on biological assets	2,649.0	930.2	1,993.5	949.2	5,882.8
In statement of financial position
Fair value adjustment on biological assets	1,630.0	521.9	835.7	445.9	2,766.1
Biomass at cost	5,413.7	5,085.3	5,372.1	5,793.4	5,268.0

Total biological assets	7,043.7	5,607.2	6,207.9	6,239.3	8,034.0

Carrying amount of biomass opening balance	6,207.9	6,239.3	6,239.3	8,034.0	5,688.9
Purchases in the period	3,255.9	3,257.0	7,704.8	7,400.6	6,249.6
Change in fair value biomass in sea	2,640.3	930.3	1,993.5	949.3	5,882.8
Fair value on harvested biomass	-1,865.9	-850.9	-1,597.5	-3,260.1	-4,370.3
Mortality of fish in sea	-22.4	-43.1	-141.4	-163.0	-85.6
Cost of harvested fish	-3,291.9	-3,908.9	-7,879.0	-6,749.0	-5,335.5
Currency translation effects	119.8	-16.4	-111.8	27.4	4.1

Carrying amount of biomass—closing balance	7,043.7	5,607.2	6,207.9	6,239.3	8,034.0

Income/loss from Associated Companies

        Our income/loss from associated companies is primarily attributable to our share of income of Nova Sea AS, which includes the fair value adjustment on Nova Sea AS's biological assets. We own approximately 48% of Nova Sea AS, which is a salmon producer with fish farming facilities in Northern Norway.

Currency Effects

        A substantial part of our sales and operating expenses are incurred in currencies other than NOK, our reporting currency. Such currencies include USD and EUR. In addition, the majority of our interest bearing debt is denominated in currencies other than NOK. As a result, our profit and loss statement is affected by fluctuations in relevant currencies, primarily EUR and USD. In addition to the currency effects in profit or loss, currency translation differences are recognized within other comprehensive income. These effects reflect the exchange differences arising from the translation of results of foreign subsidiaries.

        The following table presents net currency effects recognized by us in our profit and loss statement for the six months ended June 30, 2013 and 2012, and years ended December 31, 2012, 2011 and 2010:

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)
	(in NOK million)
Currency effects on interest-bearing debt	-275.9	151.9	206.9	56.3	175.7
Currency effects bank, trade receivables/payables	54.3	-48.3	1.5	-30.2	-48.2
Gain/loss on short-term transaction hedges	-6.9	18.7	38.8	-8.2	38.4
Realized gain/loss on long-term cash flow hedges	49.0	123.6	276.1	218.5	200.9

Net currency effects	-179.6	246.0	523.3	236.4	366.7

        To mitigate the potential fluctuation effects on our cash flows, we maintain a foreign exchange strategy designated to manage these exposures both in the short and long term, as discussed further in "Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign exchange."

Other Financial Items

        The major component of our other financial items is the change in fair value of the conversion liability component of our EUR 225 million convertible bonds issued in 2010 and our EUR 350 million convertible bonds issued in 2013, with the fair value fluctuating both with changes in the exchange rate between EUR and NOK and the market price of our shares. Fluctuations in income/expense recorded in relation to the conversion liability component of the convertible bond, are not taxable, so these fluctuations also affect our tax expense as a percentage of earnings before taxes for a given period. See note 10 to our 2012 consolidated annual financial statements. On November 13, 2013, we announced our intent to exercise our option to call the EUR 225 million convertible bonds and settled such call on December 11, 2013.

        Changes in market values of our interest rate swaps were recognized in other financial items in 2010 through 2012. From January 1, 2013, we introduced hedge accounting for our interest rate swaps, with the change in market value of our interest rate swaps being recognized in other comprehensive income. The change in fair value of interest rate swaps which do not qualify for hedge accounting, are recognized as other financial items.

Non-IFRS Measures

        Operational EBIT.    Operational EBIT at Group level and by country of origin is a non-IFRS financial measure, calculated by excluding each of the following items from earnings before interest and taxes, or EBIT, as set forth in our consolidated statement of income prepared in accordance with IFRS: change in unrealized salmon derivatives (at Group level only), fair value uplift on harvested fish, fair value adjustment on biological assets, provision for onerous contracts, restructuring costs, income/loss from associated companies, impairment losses and other non-operational items (accrual for contingent liabilities and provisions). We exclude these items from our EBIT as we believe they affect the comparability of our operational performance from period to period, given their non-operational or non-recurring nature. Operational EBIT is used by management, analysts, rating agencies and investors in assessing our performance. Accordingly, we believe that the presentation of Operational EBIT provides useful information to investors. Our use of Operational EBIT should not be viewed as an alternative to EBIT or to profit or loss for the year, which are measures calculated in accordance with IFRS. Operational EBIT has limitations as an analytical tool in comparison to EBIT or other profit and loss measures prepared in accordance with IFRS. Some of these limitations are: (i) it does not reflect the impact of earnings or charges that we consider not to be indicative of our on-going operations, (ii) it does not reflect interest and income tax expense; and (iii) other companies, including other companies in our industry, may calculate Operational EBIT differently than we do, limiting its usefulness as a comparative measure. Refer to "Item 3. Key Information—A. Selected Financial Data" for a reconciliation of Operational EBIT to EBIT at Group level and by country of origin.

        ROCE.    Return on Capital Employed, or ROCE, is a non-IFRS financial measure, calculated by dividing Adjusted EBIT by average capital employed. Adjusted EBIT is calculated as EBIT, as set forth in our consolidated statement of income prepared in accordance with IFRS, adjusted for fair value uplift on harvested fish, fair value adjustment on biological assets, provision for onerous contracts and other non-operational items (accrual for contingent liabilities and provisions). Average capital employed is calculated as average of the beginning of the period and end of the period capital employed. Capital employed is the sum of net interest bearing debt, or NIBD, as of the end of the period plus equity as of the end of the period adjusted for fair value adjustment on biological assets, provision for onerous contracts and, for the six months ended June 30, 2013 and year ended December 31, 2012, investment in Morpol. The investment in Morpol was excluded from the calculation of capital employed as until the acquisition of Morpol was cleared by the relevant competition authorities, we were unable to consolidate Morpol's financial results into our financial statements. Our NIBD as of the end of a period (for purposes of calculating average NIBD) is equal to our total interest-bearing debt minus our total cash and plus our current interest-bearing debt. We use ROCE to measure the return on capital employed, regardless of whether the financing is through equity or debt. In our view, this measure provides useful information for both management and our investors about our performance during periods under evaluation. We believe that the presentation of ROCE provides useful information to investors because ROCE can be used to determine whether capital invested in us yields competitive returns. In addition, achievement of predetermined targets relating to ROCE is one of the factors we take into account in determining the amount of performance-based compensation paid to our management. Our use of ROCE should not be viewed as an alternative to EBIT or to profit or loss for the year, which are measures calculated in accordance with IFRS or ratios based on these figures. The usefulness of ROCE is also inherently limited by the fact that it is a ratio and thus does not provide information as to the absolute amount of our income, debt or equity. It also excludes certain items from the calculation and other companies may use a similar measure but calculate it differently. Refer to "Item 3. Key Information—A. Selected Financial Data" for calculation of ROCE.

        NIBD/equity.    NIBD/equity is a non-IFRS financial measure. Management employs NIBD divided by total equity, as set forth in our consolidated financial statements, to assess our liquidity and financial position. Our NIBD as of the end of a period is equal to our total interest bearing debt minus our total cash and plus our current interest-bearing debt, in each case as set forth in our consolidated statement of financial position. Management, analysts, rating agencies and investors use NIBD/equity ratio to assess our liquidity and to measure our cash flow. The usefulness of NIBD/equity is inherently limited by the fact that it is a ratio and thus does not provide information as to the absolute amounts of our debt or income. Refer to "Item 3. Key Information—A. Selected Financial Data" for calculation of NIBD/equity.

        The following table sets forth our Group Operational EBIT, ROCE and NIBD/equity for the six months ended June 30, 2013 and 2012, and years ended December 31, 2012, 2011 and 2010:

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operational EBIT (in NOK million)	1,383.3	506.6	643.4	2,717.3	3,191.3
Group EBIT (in NOK million)	1,795.1	553.4	1,009.8	406.0	4,874.9
ROCE	15.6%	5.6%	3.9%	16.8%	21.7%
NIBD/Equity	47.2%	47.0%	46.0%	59.8%	39.7%

Analysis of Results of Operations

  Six months ended June 30, 2013 compared to six months ended June 30, 2012

Marine Harvest ASA Consolidated Amounts

        Set out below are our consolidated statements of operations data for the six months ended June 30, 2013 and 2012:

	Six months ended June 30,
	(in NOK million)		(as percentage of revenue)
	2013	2012	2013	2012
	(unaudited)	(unaudited)
Consolidated Income Statement Data:
Revenue and other income	8,165.6	7,778.0	100.0%	100.0%
Cost of materials	-4,148.8	-4,851.5	-50.8%	-62.4%
Fair value uplift on harvested fish	-1,865.9	-850.9	-22.9%	-10.9%
Fair value adjustment on biological assets	2,649.0	930.2	32.4%	12.0%
Salary and personnel expenses	-1,161.2	-1,127.2	-14.2%	-14.5%
Other operating expenses	-1,139.9	-1,027.4	-14.0%	-13.2%
Depreciation and amortization	-346.8	-338.5	-4.2%	-4.4%
Provision for onerous contracts	-99.0	19.0	-1.2%	0.2%
Restructuring cost	-237.9	—	-2.9%	—
Other non-operational items	-74.4	—	-0.9%	—
Income/loss from associated companies	57.1	23.0	0.7%	0.3%
Impairment losses	-2.7	-1.2	0.0%	0.0%

Earnings before interest and taxes (EBIT)	1,795.1	553.4	22.0%	7.1%
Interest expenses	-279.3	-189.8	-3.4%	-2.4%
Net currency effects	-179.6	246.0	-2.2%	3.2%
Other financial items	-81.7	-193.7	-1.0%	-2.5%

Earnings before taxes (EBT)	1,254.4	415.9	15.4%	5.3%
Taxes	-407.2	-117.2	-5.0%	-1.5%

Profit or loss for the period	847.3	298.7	10.4%	3.8%

Attributable to:
Non-controlling interests	10.3	-1.4	0.1%	0.0%
Owners of Marine Harvest ASA	837.0	300.2	10.3%	3.9%

  Revenue and other income

        Revenue and other income for the six months ended June 30, 2013 was NOK 8,165.6 million, an increase of 5.0%, or NOK 387.6 million, compared to NOK 7,778.0 million for the same period in 2012. The increase was primarily driven by a significant increase in market prices for salmon, which was partially offset by a decrease in harvest volumes of approximately 19%, or 36,388 tons gutted weight, including a reduction of 25,917 and 11,106 tons of gutted weight of salmon harvested by our Norwegian and Chilean operations, respectively. Harvest volume of our Norwegian salmon was negatively impacted by lower seawater temperatures combined with changes in the stocking pattern in 2011 and 2012. Harvest volume of our Chilean salmon was lower due to our decision to reduce smolt stocking in 2011.

        The increase in reference prices for Atlantic salmon in the period ending June 30, 2013 compared to the same period in 2012 was 45.9% for salmon of Norwegian origin, 21.9% for salmon of Chilean origin and 24.0% for salmon of North American origin. A reduction in global harvest volumes (mainly salmon of Norwegian origin), was the main driver for the price increase.

        The overall average price achieved was 6% below the reference price in the six months ended June 30, 2013, compared to 4% above the reference price in the same period in 2012 as our sale contracts for 2013 were entered into in an environment of rising spot prices.

  Cost of materials

        The table below presents a breakdown of our cost of materials for the six months ended June 30, 2013 and 2012:

	Six months ended June 30,
	2013	2012	Change	Change
	(unaudited)	(unaudited)
	(in NOK million)%
Feed purchases	1,759.1	1,861.2	-102.1	-5.5%
Other purchases	2,073.0	2,156.6	-83.6	-3.9%
Net change in inventory	-430.9	225.3	-656.2	-291.2%
Freight and other income reductions	600.2	634.0	-33.8	-5.3%
Other costs of materials	147.5	-25.7	173.1	-674.4%

Total cost of materials	4,148.8	4,851.5	-702.7	-14.5%

        Cost of materials for the six months ended June 30, 2013 was NOK 4,148.8 million, a decrease of 14.5%, or NOK 702.7 million, compared NOK 4,851.5 million for the same period in 2012. The decrease was primarily driven by a 19% reduction in harvested volume of salmon for the first half year of 2013. Feed purchases amounted to NOK 1,759.1 million in the six months ended June 30, 2013, compared to NOK 1,861.2 million in the same period in 2012. The price of fish feed increased by approximately 14%, while the quantity of fish feed used in our operations decreased by approximately 19% due to lower standing biomass and low seawater temperatures reducing the growth rates. Other purchases have remained fairly stable between the first half of 2012 and the first half of 2013 as these costs depend to a large extent on trading and secondary processing activity, which are independent of harvested volume. Freight and other income reductions in the six months ended June 30, 2013 were 5.3% lower than in the comparable period in 2012 at NOK 600.2 million due to lower harvested volume.

  Salary and personnel expenses

        The table below presents a breakdown of our salary and personnel expenses for the six months ended June 30, 2013 and 2012:

	Six months ended June 30,
	2013	2012	Change	Change
	(unaudited)	(unaudited)
	(in NOK million)%
Gross wages/salaries	785.7	773.8	11.9	1.5%
3rd party staff (temporary labor)	95.9	105.0	-9.0	-8.6%
Bonus and share price based bonus scheme	79.3	62.1	17.2	27.6%
Social securities	127.6	122.9	4.7	3.8%
Other personal expenses	72.7	63.5	9.3	14.6%

Total salary and personnel expenses	1,161.2	1,127.2	34.0	3.0%

        The increase in salary and personnel expenses for the six months ended June 30, 2013 of NOK 34.0 million or 3.0% compared to the same period in 2012 was primarily driven by a NOK

11.9 million increase in gross wages and salaries and a NOK 17.2 million increase in costs related to our bonus and share price based bonus scheme. The increase in gross wages and salaries was driven by an increase in compensation levels. The increase in the bonus and share-price based bonus scheme was mainly attributed to the increase in the share price of Marine Harvest ASA.

  Other operating expenses

        The table below presents a breakdown of our other operating expenses for the six months ended June 30, 2013 and 2012:

	Six months ended June 30,
	2013	2012	Change	Change
	(unaudited)	(unaudited)
	(in NOK million)%
Maintenance	319.5	290.6	28.9	9.9%
Electricity and fuel	160.3	157.1	3.2	2.0%
Rent and leases	110.7	114.9	-4.2	-3.6%
3rd party services	104.3	89.8	14.5	16.1%
Insurance	65.6	64.2	1.5	2.3%
Consultancy and audit fees	70.3	45.2	25.2	55.7%
Communication/IT	46.5	44.7	1.8	4.1%
Travel	46.9	38.8	8.1	20.9%
Advertising & promotion	29.0	21.1	7.9	37.5%
Other expenses	186.7	161.1	25.6	15.9%

Total other operating expenses	1,139.9	1,027.4	112.5	10.9%

        Other operating expenses increased by NOK 112.5 million or 10.9% during the six months ended June 30, 2013 compared to the same period in 2012. The increase was primarily due to increase in maintenance costs of NOK 28.9 million, consultancy and audit fees of NOK 25.2 million, other expenses of NOK 25.6 million and third party services of NOK 14.5 million. The increase in maintenance costs was attributed to the lower than historic average capital expenditures in prior years. The increase in consultancy and audit fees was driven by expenses associated with the Morpol acquisition and our attempted acquisition of Cermaq ASA.

  Net fair value on biological assets

        We recorded a positive fair value adjustment on biological assets of NOK 783.1 million on June 30, 2013 compared to a positive fair value adjustment on biological assets of NOK 79.3 million on June 30, 2012. The adjustments are attributed to the changes in the market prices for Atlantic salmon.

  Restructuring costs

        During the second quarter of 2013, we launched restructuring initiatives in VAP Europe and in our Chilean smoked salmon unit. The initiatives include reducing the number of processing sites in Europe from 13 to eight and closure of our Chilean smoked salmon operations. We recorded a restructuring provision of NOK 237.9 million for the six months ended June 30, 2013 with respect to these initiatives. The corresponding figure for 2012 was nil.

  Income/loss from associated companies

        We recorded an income from associated companies of NOK 57.1 million for the six months ended June 30, 2013 and NOK 23.0 million for the same period in 2012, primarily due to the increase in net income from Nova Sea AS.

  Earnings before interest and taxes (EBIT)

        As a result of the foregoing, our EBIT was NOK 1,795.1 million in the six months ended June 30, 2013, compared to NOK 553.4 million in the same period in 2012.

  Financial items

        Set out below are the primary components of our net financial items for the six months ended June 30, 2013 and 2012:

	Six months ended June 30
	2013	2012	Change	Change
	(unaudited)	(unaudited)
	(in NOK million)%
Interest expense	-279.3	-189.8	-89.5	47.2%
Net currency effects	-179.6	246.0	-425.6	173.0%
Other financial items	-81.7	-193.7	112.0	-57.8%

  Interest expense

        Interest expense increased by 47.2% in the six months ended June 30, 2013 compared to the same period in 2012 due to higher average net interest bearing debt balance during the period, additional amortized interest recorded in connection with the convertible bond issued in May 2013 and the effect of having a higher proportion of our average net interest bearing debt during the period denominated in NOK, which bears higher interest rates than our EUR denominated debt.

  Net currency effects

        Net currency effects for the six months ended June 30, 2013 were NOK -179.6 million, compared to NOK 246.0 million for the six months ended June 30, 2012, primarily due to the depreciation of NOK in relation to EUR, the currency in which most of our interest bearing debt is denominated.

  Other financial items

        For the six months ended June 30, 2013, other financial items were NOK -81.7 million compared to NOK -193.7 million for the same period in 2012. The amount in 2013 was mainly due to an unrealized loss from the convertible bond, partially offset by a gain on sale of shares in Cermaq ASA of NOK 100.2 million in 2013. The Cermaq ASA shares were acquired in connection with our attempted takeover of the company. On April 30, 2013, we announced our intention to launch a voluntary offer for all outstanding shares of Cermaq ASA. At the end of the offer period, we received acceptances below the 33.4% level set as a condition for completion of the voluntary offer. Accordingly, we did not complete the voluntary offer and subsequently sold our shares in Cermaq ASA. The total gain on the shares was NOK 133.0 million of which NOK 32.8 million was recognized in 2012.

  Taxes

        For the six months ended June 30, 2013 our tax expense was NOK 407.2 million, compared to NOK 117.2 million for the same period in 2012. The main driver for the increased tax expense was the increase in earnings before taxes and the unrealized loss from the convertible bond partially offset by the gain on sale shares in Cermaq ASA which are non-taxable items.

  Profit

        As a result of the foregoing, our profit for the six months ended June 30, 2013 increased by NOK 548.6 million to NOK 847.3 million, from NOK 298.7 million for the six months ended June 30, 2012.

Non-IFRS Financial Measures

  Operational EBIT

        Group Operational EBIT increased by 173%, from NOK 506.6 million for the six months ended June 30, 2012 to NOK 1,383.3 for the six months ended June 30, 2013. The main reason for the increase was increase in salmon prices, partly offset by the lower volume of harvested salmon. Operational EBIT is a non-IFRS financial measure. See "Item 3. Key Information—A. Selected Financial Data" for a description of how we define and calculate Operational EBIT and for reconciliation of Group Operational EBIT to EBIT. Our EBIT was NOK 1,795.1 million in the six months ended June 30, 2013, compared to NOK 553.4 million in the same period in 2012.

  ROCE

        Return on capital employed was 15.6% for the six months ended June 30, 2013, compared to 5.6% for the same period in 2012, reflecting change in profit and the fair value adjustment on biological assets, which was NOK 703.8 million higher in the six months ended June 30, 2013 compared to the same period in 2012 and is excluded from our ROCE calculations. ROCE is a non-IFRS financial measure. See "Item 3. Key Information—A. Selected Financial Data" for a description of how we define and calculate ROCE.

Segment Reporting

        The following is a discussion of our operational results by business segment and based on the salmon's source of origin, using Operational EBIT per kilogram of fish harvested as a key measure of performance.

  Operational EBIT by segment

        The following table sets forth Operational EBIT of each of our operating segments for the six months ended June 30, 2013 and 2012:

	Six months ended June 30,
	2013	2012
	(unaudited)	(unaudited)
	(in NOK million)
Operational EBIT—Farming	1,361.8	365.2
Operational EBIT—Markets	129.1	192.6
Operational EBIT—VAP Europe	-10.6	-10.4
Operational EBIT—Other	-97.0	-40.8

Group Operational EBIT(1)	1,383.3	506.6

Group EBIT	1,795.1	553.4

(1)
Group Operational EBIT is a non-IFRS financial measure. See "Item 3. Key Information—A. Selected Financial Data" for how we define and calculate Operational EBIT and for reconciliation of Group Operational EBIT to EBIT.

  Farming

        Farming's Operational EBIT was NOK 1,361.8 million in the six months ended June 30, 2013 compared to NOK 365.2 million for the same period in 2012. The increase was primarily a result of the significantly higher prices achieved, which offset the decrease in volumes harvested.

  Sales and Marketing

        Sales and Marketing's Operational EBIT for the six months ended June 30, 2013 was NOK 118.5 million, compared to NOK 182.2 million for the same period in 2012. Operational EBIT for the six months ended June 30, 2013 was comprised of NOK 129.1 million Operational EBIT of Markets (compared to NOK 192.6 million in the same period in 2012) and NOK -10.6 million of Operational EBIT of VAP Europe (compared to NOK -10.4 million in the same period in 2012).

        The reduction in the Operational EBIT of Markets was a result of decreased volumes and lower margins on sales.

        The reduction in the Operational EBIT of VAP Europe was primarily due to an unfavorable product mix and a significant increase in raw material prices. VAP Europe's operational yield has improved in the first half of 2013 compared to the first half of 2012 due to efficiency improvement projects initiated in 2012. The processing cost per kilogram produced has marginally increased between the two periods, as lower volume produced negatively influenced fixed cost absorption and offset the improvement in variable costs.

  Operational performance by country of origin

        Set out below are certain operating metrics by country of origin of our harvested salmon for the six months ended June 30, 2013 and 2012:

	Salmon of
	Norwegian Origin	Scottish Origin	Canadian Origin	Chilean Origin	Irish Origin	Faroese Origin	Other	MH Total
Six months ended June 30, 2013
(unaudited)
Harvest volume of salmon(1)	100,847	22,896	21,164	8,259	2,864	3,443	0	159,473
Average price achievement(2)	93%	90%	101%	89%	N/A	99%	N/A	94%
Contract coverage(3)	34%	59%	4%	39%	93%	11%	N/A	34%
Quality—superior share(4)	84%	95%	85%	82%	89%	94%	N/A	86%
Feed cost (NOK per kg)(5)	N/D	N/D	N/D	N/D	N/D	N/D	N/D	12.21
Operational EBIT (NOK per kg)(6)	10.48	11.18	9.97	-13.40	9.79	14.50	-0.68	8.67
EBIT (NOK per kg)	13.00	15.64	20.60	-7.71	21.69	16.11	-2.28	11.26
Six months ended June 30, 2012
(unaudited)
Harvest volume of salmon(1)	126,764	20,561	21,210	19,365	4,375	3,586	0	195,861
Average price achievement(2)	103%	113%	94%	110%	N/A	101%	N/A	104%
Contract coverage(3)	27%	58%	8%	40%	80%	N/A	N/A	30%
Quality—superior share(4)	87%	97%	89%	92%	93%	94%	N/A	89%
Feed cost (NOK per kg)(5)	N/D	N/D	N/D	N/D	N/D	N/D	N/D	11.76
Operational EBIT (NOK per kg)(6)	3.36	6.42	-2.10	1.42	4.27	-2.15	-0.23	2.59
EBIT (NOK per kg)	4.43	3.57	0.32	0.50	6.82	-2.34	-0.61	2.83

(1)
We measure our harvest volume in terms of tons of gutted weight of salmon. Harvest volume of salmon is a key measure of our success as, in the absence of trading, it corresponds to the volume of salmon available for sale. As trading volume generally achieves limited margin, harvested volume is the volume-related driver of our profit.

(2)
Our average price achievement measures the prices that we are able to achieve on our products against a salmon price index. The achievement is measured against NOS for salmon of Norwegian and Faroese origin, a derived NOS (NOS + a margin) for salmon of Scottish origin and Urner Barry for salmon of North American and Chilean origin. The market reference prices are spot prices for superior quality salmon, while our achieved price is a blend of spot and contract price for all qualities. Average price achievement measures our ability to sell our products at above market rates and is thus important for understanding our performance. In situations where contract prices deviate from spot prices, or the quality of our sold fish is low, our achieved price will deviate from the reference price.
(3)
The contract coverage measure represents the percentage of our products that was sold pursuant to contracts. A contract is for this purpose defined as a commitment to sell our salmon at a fixed price for a period of three months or longer. We have a sales contract policy aimed at limiting our exposure to short and medium term fluctuations in salmon prices.
(4)
The superior share of salmon is the percentage of salmon harvested as superior salmon divided by the total volume of harvested salmon. If salmon for some reason, e.g., pale color or scale loss, cannot be classified as a superior product, it is downgraded and sold as production or ordinary grade product at a lower price.
(5)
Feed cost per kilogram harvested is calculated by dividing our total cost of fish feed for harvested fish by tons of gutted weight of salmon harvested.
(6)
Operational EBIT at Group level and by country of origin is a non-IFRS financial measure. Refer to "Item 3. Key Information—A. Selected Financial Data" for how we define and calculate Operational EBIT and reconciliation of Operational EBIT to EBIT.

  Salmon of Norwegian Origin

          Operational EBIT

        Our Operational EBIT for salmon of Norwegian origin was NOK 1,056.9 million for the six months ended June 30, 2013 compared to NOK 425.6 million for the same period in 2012. Operational EBIT per kilogram was NOK 10.48 in the six months ended June 30, 2013 compared to NOK 3.36 for the same period in 2012 due to increased salmon prices, partially offset by increased fish feed costs for the salmon harvested in the first half of 2013 compared to the salmon harvested in the same period in 2012 and reduced harvest volume in the first half of 2013 (reflecting negative scale effects). Operational EBIT by country of origin is a non-IFRS financial measure. Refer to "Item 3. Key Information—A. Selected Financial Data" for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Norwegian origin was NOK 1,311.2 million in the six months ended June 30, 2013 compared to NOK 561.9 million in the same period in 2012. EBIT per kilogram was NOK 13.00 in the six months ended June 30, 2013 compared to NOK 4.43 in the same period in 2012.

          Price and volume developments

        The reference price was higher in the six months ended June 30, 2013 compared to the same period in 2012 due to the reduced global supply of Atlantic salmon, driven by the lower harvest of Norwegian salmon. Our price achievement for the six months ended June 30, 2013 was 7% below the reference price, which was down from the price achievement for the same period of 2012 of 3% above the reference price. The decrease was primarily due to higher contract coverage of 34% in the first half of 2013 in a market of rapidly increasing prices, compared to the contract coverage of 27% in a market with fairly stable prices in the same period in 2012. The price achievement was also negatively impacted by a lower superior share of salmon of 84% for the six months ended June 30, 2013 compared to 87% for the same period in 2012. The main reason for downgrading in the first half of 2013 was winter wounds.

        Harvest volume in the six months ended June 30, 2013 was 100,847 tons gutted weight, a reduction of 25,917 tons from the same period in 2012. Lower seawater temperatures, combined with changes in the salmon stocking pattern and reduced overall salmon stocking in 2011 and 2012, resulted in a reduction of production and harvest volume in the six months ended June 30, 2013 compared to the same period in 2012.

          Costs and operations

        Total cost per kilogram of our Norwegian salmon harvested in the first half of 2013 increased by 6% compared to the salmon harvested in the same period in 2012.

        The primary driver for the cost increase was the rise in the fish feed cost for the fish harvested in the six months ended June 30, 2013 of 7% compared to the fish harvested in the same period in 2012, due to higher feed prices and low seawater temperatures which resulted in lower growth of fish at sea and a higher feed conversion ratio.

        Other seawater costs per kilogram of fish harvested in the six months ended June 30, 2013 were higher than for the fish harvested in the same period in 2012 due to harvesting at sites that were diagnosed with Pancreas Disease, or PD, in 2012 (and the corresponding cost being recognized in the first half of 2013, at the point of sale). As in previous periods, sea lice mitigation costs were high for the fish harvested in the first half of 2013. The exceptional cost related to sea lice mitigation in the six months ended June 30, 2013 amounted to NOK 60.1 million compared to NOK 86.0 million in the same period in 2012.

        Non-seawater costs per kilogram of fish harvested in the six months ended June 30, 2013 were higher than for the fish harvested in the same period in 2012 due to the significant reduction in harvest volume (reflecting negative scale effects). Exceptional mortality was recorded at two sites in the first half of 2013 due to a PD outbreak, and as a result, a loss of NOK 6.1 million was recorded in the first half of 2013 compared to a loss of NOK 27.8 million for the same period in 2012.

  Salmon of Scottish Origin

          Operational EBIT

        Our Operational EBIT for salmon of Scottish origin was NOK 255.9 million for the six months ended June 30, 2013 compared to NOK 132.0 million for the same period in 2012. Operational EBIT per kilogram was NOK 11.18 for the six months ended June 30, 2013 compared to NOK 6.42 for the same period in 2012 due to the increased salmon prices and increased harvest volume (reflecting scale effects). Operational EBIT by country of origin is a non-IFRS financial measure. Refer to "Item 3. Key Information—A. Selected Financial Data" for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Scottish origin was NOK 358.1 million in the six months ended June 30, 2013 compared to NOK 73.3 million in the same period in 2012. EBIT per kilogram was NOK 15.64 in the six months ended June 30, 2013 compared to NOK 3.57 in the same period in 2012.

          Price and volume developments

        The reference prices was higher in the six months ended June 30, 2013 compared to the same period in 2012 due to the reduced global supply of Atlantic salmon, driven by the lower harvest of Norwegian salmon. Our price achievement for the six months ended June 30, 2013 was 10% below the reference price, which was down from the price achievement for the same period of 2012 of 13% above the reference price. Price achievement for salmon of Scottish origin was impacted by a high contract coverage ratio in the first half of 2013 in a market of rapidly increasing prices. For the same period in 2012, market prices were relatively stable and the effect of contract coverage was positive. The contract coverage ratio was stable at 59% in the six months ended June 30, 2013 and 58% for the same period in 2012. With the superior share exceeding 95% in the first half of both years, the effect of downgrading on the price achievement was limited.

        Harvest volume in the six months ended June 30, 2013 was above the corresponding period in 2012 at 22,896 tons gutted weight compared to 20,561 tons in the first half of 2012. The increase was primarily driven by good growth at sea.

          Costs and operations

        Total cost per kilogram of our salmon of Scottish origin harvested in the six months ended June 30, 2013 decreased by 1% compared to the salmon harvested in the same period in 2012 due to scale effects and reduced biomass costs.

        Feed cost per kilogram of fish harvested in the first half of 2013 was stable as compared to the fish harvested in the same period in the first half of 2012, as higher fish feed prices were offset by improved feed conversion ratios.

        Other seawater costs per kilogram of fish harvested in the six months ended June 30, 2013 were lower than for the fish harvested in the same period in 2012, due to good growth of fish at sea and reduced smolt costs.

        Non-seawater costs per kilogram of fish harvested in the six months ended June 30, 2013 were stable compared to the fish harvested in the same period in 2012, as increased well boat costs and additional wrasse farming costs (wrasse is a type of cleaner fish used for sea lice mitigation) were mitigated by increased volume (reflecting scale effects).

  Salmon of Canadian Origin

          Operational EBIT

        Our Operational EBIT for salmon of Canadian origin was NOK 211.0 million for the six months ended June 30, 2013 compared to NOK -44.6 million in the same period in 2012. Operational EBIT per kilogram was NOK 9.97 in the six months ended June 30, 2013 compared to NOK -2.10 in the same period of 2012 due to the increased salmon prices and favorable development in biological factors, which were attributed to the production improvement initiatives implemented in 2011 and 2012. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to "Item 3. Key Information—A. Selected Financial Data" for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Canadian origin was NOK 436.0 million in the six months ended June 30, 2013 compared to NOK 6.8 million in the same period in 2012. EBIT per kilogram was NOK 20.60 in the six months ended June 30, 2013 compared to NOK 0.32 in the same period in 2012.

          Price and volume developments

        The reference prices was higher in the six months ended June 30, 2013 compared to the same period in 2012 despite the increase in harvest volume of salmon of Chilean origin. Limited availability of salmon of Canadian origin in the American spot market was the main reason for the reference price increase. Our price achievement for the six months ended June 30, 2013 was 1% above the reference price, which was up from the price achievement for the same period of 2012 of 6% below the reference price. The increase was primarily attributed to low contract coverage of 4% in the six months ended June 30, 2013 in an environment of increasing prices, compared to a contract coverage ratio of 8% in the same period in 2012, and a reduced rate of customer claims related to Kudoa. The effect of claims and discards attributed to Kudoa decreased from NOK 44.3 million in the first half of 2012 to NOK 10.5 million in the same period in 2013, which had a positive effect on our overall price achievement. The superior share of salmon was 85% in the six months ended June 30, 2013, compared to 89% in the same period in 2012, mainly due to maturation.

        Harvest volume in the six months ended June 30, 2013 was 21,164 tons gutted weight compared to 21,210 tons in the same period in 2012.

          Costs and operations

        Total cost per kilogram of our salmon of Canadian origin harvested in the six months ended June 30, 2013 decreased by 3% compared to the salmon harvested in the same period in 2012 due to lower cost of biomass harvested.

        The feed cost per kilogram of fish harvested in the six months ended June 30, 2013 was reduced compared to the fish harvested in the same period in 2012 as a result of growth-improving initiatives implemented in 2011 and 2012.

        Other seawater costs per kilogram of fish harvested in the six months ended June 30, 2013 were lower than for the fish harvested in the same period in 2012, due to good growth of fish at sea and operational efficiencies stemming from our restructuring activities carried out during 2011 and 2012.

        Non-seawater costs per kilogram of fish harvested in the six months ended June 30, 2013 were stable compared to fish harvested in the same period in 2012.

  Salmon of Chilean Origin

          Operational EBIT

        Our Operational EBIT for salmon of Chilean origin was NOK -110.6 million for the six months ended June 30, 2013 compared to NOK 27.5 million in the same period in 2012. Operational EBIT per kilogram was NOK -13.40 in the six months ended June 30, 2013 compared to NOK 1.42 in the same period of 2012. We did not harvest fish in Chile in the second quarter of 2013 due to a decision to reduce the smolt stockings in late 2011 and early 2012. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to "Item 3. Key Information—A. Selected Financial Data" for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Chilean origin was NOK -63.7 million in the six months ended June 30, 2013 compared to NOK 9.7 million in the same period in 2012. EBIT per kilogram was NOK -7.71 in the six months ended June 30, 2013 compared to NOK 0.50 in the same period in 2012.

          Price and volume developments

        The reference prices was higher in the six months ended June 30, 2013 compared to the same period in 2012 despite the overall increase in the harvest volume of Chilean salmon. Our price achievement for the six months ended June 30, 2013 was 11% below the reference price. This was down from the price achievement for the same period of 2012 of 10% above the reference price. As we did not harvest salmon in Chile in the second quarter of 2013, the price achievement relates to the performance in the first quarter of 2013. Price achievement was impacted by high contract coverage in the first half of 2013 and unfavorable contract prices compared to reference prices, driven by the increasing salmon reference prices during the period. Contract coverage was stable at 39% in the six months ended June 30, 2013 and 40% in the same period in 2012. We experienced lower quality of salmon of Chilean origin with a superior share of 82% in the six months ended June 30, 2013 compared to 92% in the same period in 2012. The lower quality was due to reduced flesh quality and color.

        Harvest volume in the six months ended June 30, 2013 was 57% lower than in the same period in 2012 at 8,259 tons gutted weight compared to 19,365 tons in 2012 due to reduced salmon stocking in 2011 and 2012. We did not harvest any salmon of Chilean origin in the second quarter of 2013.

          Costs and operations

        Total cost per kilogram of our Chilean salmon harvested in the six months ended June 30, 2013 increased by 16% compared to the salmon harvested in the same period in 2012 due to higher cost of biomass harvested in the first half of 2013 and reduced harvest volume (reflecting negative scale effects).

        The feed cost per kilogram of fish harvested in the six months ended June 30, 2013 increased compared to the fish harvested in the same period in 2012 as a result of reduced growth and less advantageous feed conversion ratios.

        Other seawater costs per kilogram of fish harvested in the six months ended June 30, 2013 were higher than for the fish harvested in the same period in 2012, due to poor growth of fish at sea and early harvest of some sites in order to comply with the mandatory fallowing periods. The biomass cost increased for the fish harvested in the first half of 2013 compared to the fish harvested in the same period in 2012 as a result of more challenging biological conditions (increased sea lice mitigation costs and reduced growth rates).

        Non-seawater costs per kilogram of fish harvested in the six months ended June 30, 2013 were higher than for the fish harvested in the same period in 2012 due to low harvest volume (reflecting negative scale effects). Exceptional mortality cost was NOK 10.8 million in 2013 due to reduced smolt stocking and mortality caused by low oxygen levels in the sea. Exceptional mortality in 2012 was NOK 2.9 million and related to losses in the freshwater recirculation unit.

  Salmon of Irish Origin

          Operational EBIT

        Our Operational EBIT for salmon of Irish origin was NOK 28.0 million for the six months ended June 30, 2013 compared to NOK 18.7 million in the same period in 2012. Operational EBIT per kilogram amounted to NOK 9.79 in the six months ended June 30, 2013 compared to NOK 4.27 in the same period of 2012 due to increased salmon prices. Operational EBIT is a non-IFRS financial measure. Refer to "Item 3. Key Information—A. Selected Financial Data" for how we define and calculate Operational EBIT by country of origin and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Irish origin was NOK 62.1 million in the six months ended June 30, 2013 compared to NOK 29.8 million in the same period in 2012. EBIT per kilogram was NOK 21.69 in the six months ended June 30, 2013 compared to NOK 6.82 in the same period in 2012.

          Price and volume developments

        As our Irish operation mainly produces organic salmon there is no reference price available for benchmarking, but prices achieved were generally higher in the six months ended June 30, 2013 compared to the same period in 2012 due to a good market for organic salmon. Our contract share increased from 80% in the six months ended June 30, 2012 to 93% in the corresponding period in 2013. We experienced a slight reduction the superior share of salmon harvested from 93% in the first half of 2012 to 89% in the first half of 2013.

        Harvest volume in the six months ended June 30, 2013 was 2,864 tons gutted weight compared to 4,375 tons in the same period in 2012 due to significant losses of young fish due to Amoebic Gill Disease in 2012.

          Costs and operations

        Total cost per kilogram of salmon of Irish origin harvested in the six months ended June 30, 2013 increased by 3% compared to the salmon harvested in the same period in 2012.

  Salmon of Faroese Origin

          Operational EBIT

        Our Operational EBIT for salmon of Faroese origin was NOK 49.9 million for the six months ended June 30, 2013 compared to NOK -7.7 million in the same period in 2012. Operational EBIT per kilogram was NOK 14.50 in the six months ended June 30, 2013 compared to NOK -2.15 in the first half of 2012 due to an increase in salmon prices and reduced costs. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to "Item 3. Key Information—A. Selected Financial Data" for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Irish origin was NOK 55.5 million in the six months ended June 30, 2013 compared to NOK -8.4 million in the same period in 2012. EBIT per kilogram was NOK 16.11 in the six months ended June 30, 2013 compared to NOK -2.34 in the same period in 2012.

          Price and volume developments

        The reference price was higher in the six months ended June 30, 2013 compared to the same period in 2012 due to the reduced global supply of Atlantic salmon (mainly of Norwegian origin). Our price achievement for the six months ended June 30, 2013 was 1% below the reference price, which was down from the price achievement for the same period of 2012 of 1% above the reference price due to an increase in contract coverage to 11% in the six months ended June 30, 2013 (in an environment of increasing prices).

        Harvest volume in the six months ended June 30, 2013 was 3,443 tons GWE compared to 3,586 tons in the same period in 2012.

          Costs and operations

        Total cost per kilogram of our salmon of Faroese origin harvested in the six months ended June 30, 2013 decreased by 11% compared to salmon harvested in the same period in 2012 mainly due to lower biomass cost.

Year ended December 31, 2012 compared to year ended December 31, 2011

        Set out below are our consolidated statements of operations data for the years ended December 31, 2012 and 2011:

	Year ended December 31,
	2012	2011	2012	2011
	(in NOK million)		(as percentage of revenue)
Consolidated Income Statement Data:
Revenue and other income	15,463.5	16,132.8	100.0%	100.0%
Cost of materials	-9,666.5	-8,398.6	-62.5%	-52.1%
Fair value uplift on harvested fish	-1,597.5	-3,260.1	-10.3%	-20.1%
Fair value adjustment on biological assets	1,993.5	949.2	12.9%	5.9%
Salary and personnel expenses	-2,418.7	-2,177.8	-15.6%	-13.5%
Other operating expenses	-2,163.5	-2,063.2	-14.0%	-12.8%
Depreciation and amortization	-677.2	-666.7	-4.4%	-4.1%
Provision for onerous contracts	-6.1	-5.8	0.0%	0.0%
Restructuring cost	-0.8	-21.8	0.0%	-0.1%
Income/loss from associated companies	83.6	-15.0	0.5%	-0.1%
Impairment losses	-0.5	-67.0	0.0%	-0.4%
Earnings before interest and taxes (EBIT)	1,009.8	406.0	6.5%	2.5%

Interest expenses	-382.8	-405.8	-2.5%	-2.5%
Net currency effects	523.3	236.4	3.4%	1.5%
Other financial items	-320.0	342.9	-2.1%	2.1%

Earnings before taxes (EBT)	830.3	579.5	5.4%	3.6%
Taxes	-389.0	-46.7	-2.5%	-0.3%

Profit or loss for the period	441.3	532.8	2.9%	3.3%

Attributable to:
Non-controlling interests	4.0	5.5	0.0%	0.0%
Owners of Marine Harvest ASA	437.3	527.3	2.8%	3.3%

  Revenue and other income

        Revenue and other income for the year ended December 31, 2012 was NOK 15,463.5 million, a decrease of 4.1%, or NOK 669.3 million, compared to NOK 16,132.8 million in 2011 due to a decrease in salmon prices, partially offset by the higher volumes of salmon harvested and sold. Our harvested volume in 2012 increased by 14.4%, or 49,486 tons of salmon GWE, to 392,306 tons in 2012. Volume harvested in 2011 was 342,820 tons. The increase was primarily driven by the increase in harvest volumes of 37,796, 14,262 and 6,300 tons gutted weight of salmon of Norwegian, Chilean and Canadian origin, respectively, partially offset by a reduction in the harvest volume of salmon of Scottish origin of 9,913 tons gutted weight. The increase in salmon of Norwegian origin harvested in 2012 was due to high growth rates for fish at sea due to a historically mild winter, combined with increased smolt stocking in the spring of 2011. Higher volumes of salmon of Chilean origin was the result of salmon stocking patterns, while the increase in the volumes of salmon of Canadian origin was a result of higher growth rates of fish at sea as well as higher smolt stockings.

        The decrease in reference prices for Atlantic salmon in the year ended December 31, 2012 compared to 2011 was 9.8% for salmon of Norwegian origin, 29.4% for salmon of Chilean origin and 25.9% for salmon of North American origin. The increase in the global harvest volume (mainly salmon of Norwegian and Chilean origin) was the main driver for the price declines. The Chilean industry continued to undergo an aggressive rebuilding following the crisis experienced in 2007 to 2009 due to ISA. This, combined with the increase in supply of salmon of Norwegian origin, driven by increased stocking in the spring of 2011 and favorable seawater growth conditions during the winter and summer of 2012, resulted in relatively low prices in 2012.

        The overall average price achieved was 5% above the reference price in the year ended December 31, 2012, compared to 10% above the reference price in 2011.

  Cost of materials

        The table below presents a breakdown of our cost of materials for the year ended December 31, 2012 and 2011:

	Year ended December 31,
	2012	2011	Change	Change
	(in NOK million)%
Feed purchases	4,634.4	4,520.7	113.6	2.5%
Other purchases	4,467.7	4,058.4	409.3	10.1%
Net change in inventory	-746.5	-1,520.2	773.8	-50.9%
Freight and other income reductions	1,296.3	1,179.2	117.1	9.9%
Other costs of materials	14.6	160.5	-145.9	-90.9%

Total Cost of materials	9,666.5	8,398.6	1,267.9	15.1%

        Cost of materials for the year ended December 31, 2012 was NOK 9,666.5 million, an increase of 15.1%, or NOK 1,267.9 million, compared NOK 8,398.6 million in 2011. The increase in the cost of materials was primarily driven by the 14.4% increase in harvested volume of salmon for the period. Feed purchases amounted to NOK 4,634.4 million in 2012, compared to NOK 4,520.7 million in 2011. The price of fish feed was relatively stable, while the quantity of fish feed fed to our fish increased by approximately 2% due to higher seawater growth. Our feeding efficiency improved in 2012 compared to 2011, with an improvement in the feed conversion ratio of 3%. Other purchases increased by 10.1% from 2011 to 2012 due to increased trading activity and higher third party processing activities in Chile due to increased harvest volume in our Chilean operations. Freight and other income reductions for the year ended December 31, 2012 were 10% higher than in 2011 at NOK 1,296.3 million due to increased harvest volume.

  Salary and personnel expenses

        The table below presents a breakdown of our salary and personnel expenses for the year ended December 31, 2012 and 2011:

	Year ended December 31,
	2012	2011	Change	Change
	(in NOK million)%
Gross wages/salaries	1,635.6	1,582.0	53.6	3.4%
3rd party staff (temporary labor)	232.0	167.5	64.5	38.5%
Bonus and share price based bonus scheme	149.9	62.9	87.1	138.5%
Social securities	256.5	240.6	15.9	6.6%
Other personal expenses	144.6	124.9	19.8	15.8%

Total salary and personnel expenses	2,418.7	2,177.8	240.9	11.1%

        The increase in salary and personnel expenses for the year ended December 31, 2012 of NOK 240.9 million or 11.1% compared to 2011 is due to increase in average number of employees from 6,236 to 6,357 and increase in cost of temporary labor necessary to handle the increased harvest volume. The increase in the bonus and share-price based bonus scheme was mainly attributed to the increase in the share price of Marine Harvest ASA.

  Other operating expenses

        The table below presents a breakdown of our other operating expenses for the year ended December 31, 2012 and 2011:

	Year ended December 31,
	2012	2011	Change	Change
	(in NOK million)%
Maintenance	647.2	577.3	69.9	12.1%
Electricity and fuel	304.6	278.6	26.0	9.3%
Rent and leases	236.9	199.5	37.4	18.7%
3rd party services	180.8	248.0	-67.2	-27.1%
Insurance	136.1	122.8	13.4	10.9%
Consultancy and audit fees	99.0	117.4	-18.4	-15.7%
Communication/IT	91.4	85.1	6.3	7.4%
Travel	80.2	74.2	6.0	8.1%
Advertising & promotion	50.9	52.0	-1.1	-2.2%
Other expenses	336.4	308.2	28.1	9.1%

Total other operating expenses	2,163.5	2,063.2	100.3	4.9%

        Other operating expenses increased by 4.9% for the year ended December 31, 2012 compared to 2012. The main driver for the change was the increase in harvested volumes, in addition to a higher level of maintenance costs, as a consequence of a lower level of capital expenditures in the previous years.

  Net fair value on biological assets

        We recorded a fair value adjustment on biological assets of NOK 396.0 million for the year ended December 31, 2012 compared to NOK -2,310.9 for 2011. The difference is attributed to reference prices for salmon being 19% higher at year end 2012 compared to year end 2011.

  Income/loss from associated companies

        We recorded an income from associated companies of NOK 83.6 million for the year ended December 31, 2012 and NOK -15.0 million in 2011 primarily due to the fluctuation in income from Nova Sea AS.

  Earnings before interest and taxes (EBIT)

        As a result of the foregoing, our EBIT was NOK 1,009.8 million in the year ended December 31, 2012, compared to NOK 406.0 in 2011.

  Financial items

        Set out below are the primary components of our financial items for the year ended December 31, 2012 and 2011:

	Year ended December 31,
	2012	2011	Change	Change
	(in NOK million)%
Interest expense	-382.8	-405.8	23.0	-5.7%
Net currency effects	523.3	236.4	286.9	121.4%
Other financial items	-320.0	342.9	-662.9	-193.3%

  Interest expense

        Our interest expense for the year ended December 31, 2012 decreased by NOK 23.0 million or 5.7%, compared to 2011 due to a reduction in our net interest bearing debt during the year. At December 31, 2012 our net interest bearing debt was NOK 5,381 million compared to NOK 6,467 million at December 31, 2011.

  Net currency effects

        Net currency effects for the year ended December 31, 2012 contributed NOK 523.3 million to our profit, an increase of NOK 286.9 million compared to 2011. The increase was due to an appreciation of NOK against the currencies in which most of our debt is denominated, EUR and USD, in addition to an increase in realized gains on long-term cash flow hedges.

  Other financial items

        For the year ended December 31, 2012, other financial items were NOK -320.0 million compared to NOK 342.9 million in 2011, primarily driven by the change in fair value of the conversion liability component of our 2010 convertible bond. As Marine Harvest ASA's share price decreased by NOK 3.58 during 2011 and increased by NOK 2.53 during 2012, the movement in change in the conversion liability was substantial. The effect of change in the fair value of the conversion liability component was NOK -305 million in 2012 compared to NOK 481 million in 2011. In addition, we recorded a gain on sale of shares in Aqua Gen AS in 2012 amounting to NOK 133 million. In 2012 and 2011 the change in market value of interest rate swaps were included in other financial items. The effect of these swaps was NOK -178 million in 2012 compared to NOK -130 million in 2011.

  Taxes

        For the year ended December 31, 2012 our tax was NOK -389.0 million, compared to NOK -46.7 million in 2011. The main driver for the increased tax expense was a non-taxable unrealized loss from the convertible bond in 2012 compared to a non-taxable unrealized gain in 2011, partially offset by a decrease in earnings before taxes.

  Profit

        As a result of the foregoing, our profit for the year ended December 31, 2012 decreased 17.2% to NOK 441.3 million, from NOK 532.8 million in 2011.

Non-IFRS Financial Measures

  Operational EBIT

        Operational EBIT decreased to NOK 643.4 in the year ended December 31, 2012 compared to NOK 2,717.3 in 2011. The decrease was primarily attributable to a 10% and 29% decline in reference prices for salmon of Norwegian and Chilean origin, respectively, in 2012 compared to 2011. Operational EBIT at Group level is a non-IFRS financial measure. Refer to "Item 3. Key Information—A. Selected Financial Data" for a description of how we define and calculate Operational EBIT and for reconciliation of Group Operational EBIT to EBIT. EBIT in the year ended December 31, 2012 was NOK 1,009.8 million compared to NOK 406.0 in 2011.

  ROCE

        Return on capital employed was 3.9% for the year ended December 31, 2012, compared to 16.8% in 2011 reflecting the change in profit in 2012. ROCE is a non-IFRS financial measure. Refer to "Item 3. Key Information—A. Selected Financial Data" for a description of how we define and calculate ROCE.

Segment Reporting

        The following is a discussion of our operational results by business unit and based on the salmon's source of origin, using Operational EBIT per kilogram of fish harvested as a key measure of performance.

  Operational EBIT by segment

        The following table sets forth the Operational EBIT for each of our operating segments for the year ended December 31, 2012 and 2011:

	Year ended December 31,
	2012	2011
	(in NOK million)
Operational EBIT—Farming	415.1	2,489.6
Operational EBIT—Markets	344.2	228.2
Operational EBIT—VAP Europe	5.8	107.9
Operational EBIT—Other	-121.7	-108.4

Group Operational EBIT(1)	643.4	2,717.3

Group EBIT	1,009.8	406.0

(1)
Group Operational EBIT is a non-IFRS financial measure. See "Item 3. Key Information—A. Selected Financial Data" for how we define and calculate Operational EBIT and for reconciliation of Group Operational EBIT to EBIT.

  Farming

        Farming's Operational EBIT was NOK 415.1 million in the year ended December 31, 2012 compared to NOK 2,489.6 million in 2011. The reduction was primarily a result of the significantly lower reference prices, and thus prices achieved, offset by the increase in harvest volume of 14.4%.

  Sales and Marketing

        Sales and Marketing's Operational EBIT for the year ended December 31, 2012 was NOK 350.0 million, compared to NOK 336.1 million in 2011. Operational EBIT in 2012 was comprised of NOK 344.2 million of Operational EBIT of Markets (compared to NOK 228.2 million in 2011) and NOK 5.8 million of Operational EBIT of VAP Europe (compared to NOK 107.9 million in 2011). The improvement in Operational EBIT of Markets was a result of increased volumes and improved margins on sales. Operational EBIT of VAP Europe decreased due to an unfavorable product mix and inefficiencies in production. Despite higher volumes produced, the operational yield was reduced, while the processing cost per kilogram produced increased in 2012 compared to 2011 due to the inefficiencies in operations. Several actions to improve the performance were therefore initiated in 2012.

  Operational performance by country of origin

        Set out below are certain operating metrics by country of origin of our salmon for the year ended December 31, 2012 and 2011:

	Salmon of
	Norwegian Origin	Scottish Origin	Canadian Origin	Chilean Origin	Irish Origin	Faroese Origin	Other	MH Total
Year ended December 31, 2012
(unaudited)
Harvest volume of salmon	255,306	40,261	40,217	40,222	9,407	6,893	0	392,306
Average price achievement	105%	112%	97%	110%	N/A	101%	N/A	105%
Contract coverage	31%	62%	5%	30%	92%	N/A	N/A	33%
Quality- superior share	90%	96%	85%	90%	92%	95%	N/A	91%
Feed cost (NOK per kg)	N/D	N/D	N/D	N/D	N/D	N/D	N/D	11.75
Operational EBIT (NOK per kg)(1)	3.23	3.80	-3.48	-2.26	1.45	1.76	-0.33	1.64
EBIT (NOK per kg)	5.57	3.77	-3.97	-3.94	-2.31	2.72	-0.62	2.57
Year ended December 31, 2011
(unaudited)
Harvest volume of salmon	217,510	50,174	33,917	25,960	9,332	5,927	0	342,820
Average price achievement	112%	109%	98%	108%	N/A	101%	N/A	110%
Contract coverage	46%	53%	18%	25%	93%	N/A	N/A	43%
Quality- superior share	93%	95%	78%	95%	87%	94%	N/A	92%
Feed cost (NOK per kg)	N/D	N/D	N/D	N/D	N/D	N/D	N/D	11.56
Operational EBIT (NOK per kg)(1)	9.15	10.35	1.17	4.26	7.97	10.27	-0.23	7.93
EBIT (NOK per kg)	1.11	5.99	-8.11	1.43	6.66	1.36	0.10	1.18

(1)
Operational EBIT at Group level and by country of origin is a non-IFRS financial measure. Refer to "Item 3. Key Information—A. Selected Financial Data" for how we define and calculate Operational EBIT and reconciliation of Operational EBIT to EBIT.

  Salmon of Norwegian Origin

          Operational EBIT

        Our Operational EBIT for salmon of Norwegian origin was NOK 823.5 million for the year ended December 31, 2012 compared to NOK 1,990.6 million in 2011. Operational EBIT per kilogram amounted to NOK 3.23 in 2012 compared to NOK 9.15 in 2011 primarily due to reduced salmon prices, partially offset by cost reductions associated with improved feed conversion ratios, reduced mortality and increased harvest volume (reflecting scale effects). Operational EBIT by country of origin is a non-IFRS financial measure. Refer to "Item 3. Key Information—A. Selected Financial Data" for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Norwegian origin was NOK 1,142.1 million in the year ended December 31, 2012 compared to NOK 240.5 million in 2011. Our EBIT per kilogram was NOK 5.57 million in the year ended December 31, 2012 compared to NOK 1.11 million in 2011.

          Price and volume development

        The reference price for our salmon of Norwegian origin was lower in the year ended December 31, 2012 compared to 2011 due to the increased global supply of Atlantic salmon in 2012, driven primarily by the increased harvest of salmon of Norwegian and Chilean origin. Our price achievement in 2012 was 5% above the reference price, compared to 12% above the reference price in 2011. Contract coverage was reduced from 46% in 2011 to 31% in 2012, and the contracts in place in 2011 were more favorable to us in terms of price achievement than the contracts we had in 2012. The quality of harvested fish was slightly reduced from 93% superior quality in 2011 to 90% in 2012.

        Our harvest volume for the year ended December 31, 2012 was 255,306 tons gutted weight, which was 17% higher than in 2011 (217,510 tons gutted weight). A historically mild winter in 2012, combined with increased stocking in the spring of 2011, were the main drivers for the volume increase.

          Costs and operations

        During the year ended December 31, 2012, the total cost per kilogram harvested of our salmon of Norwegian origin was reduced, compared to the salmon harvested in 2011, due to improved feed conversion ratio and reduced mortality, partially offset by an increase in the cost of fish feed and sea lice management costs.

        The cost of feed per kilogram of salmon harvested in 2012 increased by 1% compared to 2011 due to higher fish feed prices, partially mitigated by improvement in the feed conversion ratio and good growth of fish at sea.

        Other seawater costs per kilogram of salmon harvested in 2012 were lower than in 2011 due to good growth of fish at sea. Sea lice mitigation costs were high throughout 2012 as a result of numerous treatments performed to maintain sea lice levels below trigger limits. The exceptional cost related to sea lice mitigation in 2012 was NOK 168.0 million compared to NOK 151.7 million in 2011. During 2012, the number of sites diagnosed with Pancreas Disease increased compared to 2011. The disease spread north, but the recognized mortality was significantly reduced from prior years as the virus was less aggressive.

        Other non-seawater costs per kilogram of salmon harvested in 2012 were lower as compared to 2011, benefiting from increased harvest volume in 2012 (reflecting scale effects). We recorded exceptional mortality in the amount of NOK 31.6 million in 2012 compared to NOK 62.1 million in 2011. In 2011, we also recorded exceptional cost related to reduced smolt stocking of NOK 36.0 million.

  Salmon of Scottish Origin

          Operational EBIT

        Our Operational EBIT for salmon of Scottish origin was NOK 153.0 million for the year ended December 31, 2012 compared to NOK 519.3 million in 2011. Operational EBIT per kilogram amounted to NOK 3.80 in 2012 compared to NOK 10.35 in 2011 due to the decrease in salmon prices, increased costs associated with the AGD mitigating efforts and reduced harvest volume (reflecting negative scale effects). Operational EBIT by country of origin is a non-IFRS financial measure. Refer to "Item 3. Key

Information— A. Selected Financial Data" for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Scottish origin was NOK 151.8 million in the year ended December 31, 2012 compared to NOK 300.5 million in 2011. Our EBIT per kilogram was NOK 3.77 million in the year ended December 31, 2012 compared to NOK 5.99 million in 2011.

          Price and volume development

        The reference price for our salmon of Scottish origin was lower in the year ended December 31, 2012 compared to 2011 due to the increased global supply of Atlantic salmon, driven primarily by the higher harvest of Norwegian and Chilean salmon. Our price achievement in 2012 was 12% above the reference price, which was an improvement from the price achievement in 2011 of 9% above the reference prices. Price achievement in 2012 was favorably affected by high contract coverage and favorable contract prices compared to the reference price. Contract coverage was at 62% in 2012, compared to 53% in 2011. The share of superior quality salmon in 2012 was 96% compared to 95% in 2011.

        Harvest volume in the year ended December 31, 2012 was below 2011, at 40,261 tons gutted weight (compared to 50,174 tons in 2011). The decrease was primarily driven by lower smolt stockings in 2011 and the effect of AGD.

          Costs and operations

        During the year ended December 31, 2012, the cost per kilogram harvested of our Scottish salmon increased compared to 2011, primarily due to reduced volumes and additional costs associated with AGD, partially offset by reduced fish feed costs.

        The improvement in feed conversion ratio was the main driver for the lower fish feed costs for the salmon harvested in 2012 compared to the salmon harvested in 2011.

        Other seawater costs per kilogram of salmon harvested in 2012 were higher than in 2011 due to AGD-related costs.

        Non-seawater costs per kilogram of salmon harvested in 2012 were higher than in 2011 due to the significant reduction in harvested volume (reflecting negative scale effects).

  Salmon of Canadian Origin

          Operational EBIT

        Our Operational EBIT for salmon of Canadian origin was NOK -140.1 million for the year ended December 31, 2012 compared to NOK 39.6 million in 2011. Operational EBIT per kilogram amounted to NOK -3.48 in 2012 compared to NOK 1.17 in 2011 due to the reduction in salmon prices, partially offset by lower costs attributable to improved production efficiencies and scale effects. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to "Item 3. Key Information—A. Selected Financial Data" for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Canadian origin was NOK -159.6 million in the year ended December 31, 2012 compared to NOK -275.2 million in 2011. Our EBIT per kilogram was NOK -3.97 million in the year ended December 31, 2012 compared to NOK -8.11 million in 2011.

          Price and volume development

        The reference price for our salmon of Canadian origin was lower in the year ended December 31, 2012 compared to 2011 due to the increased global supply of Atlantic salmon, driven primarily by the higher harvest of Norwegian and Chilean salmon. Our price achievement in 2012 was 3% below the reference price, compared to price achievement of 2% below reference price in 2011. Price achievement on salmon of Canadian origin in 2011 and 2012 were negatively affected by the presence of Kudoa in our fish, which caused customer claims, refunds and discards. The effect of claims and discards attributed to Kudoa was reduced from NOK 67.7 million in 2011 to NOK 63.0 million in 2012 despite an increase in harvest volume, which had a positive effect on our overall price achievement. Contract coverage was 5% in 2012, compared to 18% in 2011. The share of superior quality salmon in 2012 was 85%, compared to 78% in 2011. The superior share in 2011 was low due to maturation and bruises.

        Harvest volume in the year ended December 31, 2012 was above the 2011 level at 40,217 tons gutted weight (compared to 33,917 tons in 2011). The increase was primarily driven by higher smolt stockings in 2010 and higher growth rates for fish at sea during 2012.

          Costs and operations

        During the year ended December 31, 2012, the cost per kilogram harvested of our salmon of Canadian origin decreased compared to the salmon harvested in 2011, primarily due to operational cost reductions and improved production efficiency.

        Feed cost for the fish harvested in the year remained stable between 2011 and 2012.

        Other seawater costs per kilogram of fish harvested in 2012 were lower than in 2011 due to improved production efficiency.

        Non-seawater costs per kilogram of fish harvested in 2012 were lower than for the fish harvested in 2011 due to the increase in harvested volume (reflecting scale effects). Algae blooms are a common challenge for our Canadian operations, and in 2012 we recorded exceptional mortality of NOK 4.2 million at one of our sites related to algae blooms.

  Salmon of Chilean Origin

          Operational EBIT

        Our Operational EBIT for salmon of Chilean origin was NOK -90.9 million for the year ended December 31, 2012 compared to NOK 110.6 million in 2011. Operational EBIT per kilogram was NOK -2.26 in 2012 compared to NOK 4.26 in 2011, reflecting the decrease in salmon prices, increased sea lice mitigation costs and provisions and inventory write down due to voluntary product recall in the amount of NOK 26.0 million, partially offset by the higher harvest volume (reflecting scale effects). Operational EBIT by country of origin is a non-IFRS financial measure. Refer to "Item 3. Key Information—A. Selected Financial Data" for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Chilean origin was NOK -158.4 million in the year ended December 31, 2012 compared to NOK 37.2 million in 2011. Our EBIT per kilogram was NOK -3.94 million in the year ended December 31, 2012 compared to NOK 1.43 million in 2011.

          Price and volume development

        The reference price for our salmon of Chilean origin was lower in the year ended December 31, 2012 compared to 2011 due to the increased global supply of Atlantic salmon, driven primarily by the higher harvest of Norwegian and Chilean salmon. Our price achievement in 2012 was 10% above the reference price, which was an improvement from the price achievement of 8% above reference price in 2011. Price achievement on Chilean salmon was positively affected by favorable effects of our contract coverage, which was 25% in 2011 and 30% in 2012. The share of superior quality salmon in 2012 was 90%, compared to 95% in 2011.

        Harvest volume in the year ended December 31, 2012 was above 2011 at 40,222 tons gutted weight (compared to 25,960 tons in 2011). The volume increase was attributed to higher smolt stockings and was generally associated with the rebuilding of the Chilean salmon industry following the 2007 through 2009 recession caused by Infectious Salmon Anemia.

          Costs and operations

        During the year ended December 31, 2012, cost per kilogram harvested of our salmon of Chilean origin increased compared to the salmon harvested in 2011. The growth rate of fish at sea in 2012 was lower than in 2011, contributing to increased costs.

        Feed cost per kilogram of fish harvested in 2012 increased by 9% compared to fish harvested in 2011 due to an increase in fish feed prices.

        Other seawater costs per kilogram of fish harvested in 2012 increased compared to 2011 due to more challenging biological conditions. Sea lice mitigation costs escalated in 2012 compared to 2011 as the number of treatments required to maintain sites below trigger level increased.

        Non-seawater costs per kilogram of fish harvested in 2012 were lower than in 2011 due to higher harvest volume (reflecting scale effects). In 2012, we recorded exceptional mortality of NOK 2.9 million due to losses in the freshwater recirculation unit and exceptional costs due to provision and inventory write down in the amount of NOK 26.0 million. The provision/write down was a result of a voluntary product recall due to listeria detected on cold smoked product from our Chilean smoked operations. In 2011, we recorded exceptional costs related to reduced smolt stocking and consolidation of the broodstock groups in the amount of NOK 19.6 million.

  Salmon of Irish Origin

          Operational EBIT

        Our Operational EBIT for salmon of Irish origin was NOK 13.6 million for the year ended December 31, 2012, compared to NOK 74.4 million in 2011. Operational EBIT per kilogram amounted to NOK 1.45 in 2012, compared to NOK 7.97 in 2011 primarily due to higher costs as a result of Amoebic Gill Disease. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to "Item 3. Key Information—A. Selected Financial Data" for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Irish origin was NOK -21.8 million in the year ended December 31, 2012 compared to NOK 62.1 million in 2011. Our EBIT per kilogram was NOK -2.31 million in 2012 compared to NOK 6.66 million in 2011.

          Price and volume development

        As our Irish operation mainly produces organic salmon, there is no reference price available for benchmarking. Our salmon of Irish origin is mainly sold on short- and medium-term contracts. Contact coverage was 92% in 2012 compared to 93% in 2011. The share of superior quality salmon in 2012 was 92%, compared to 87% in 2011.

        Harvest volume of the year ended December 31, 2012 was 9,407 tons gutted weight, which was largely in line with the 9,332 tons in 2011.

          Costs and operations

        During the year ended December 31, 2012, the total cost per kilogram harvested of our salmon of Irish origin increased in 2012 compared to 2011, primarily due to AGD effects. Exceptional mortality due to AGD was NOK 36.7 million in 2012. We did not experience exceptional mortality in Ireland in 2011.

  Salmon of Faroese Origin

          Operational EBIT

        Our Operational EBIT for salmon of Faroese origin was NOK 12.1 million for the year ended December 31, 2012, compared to NOK 60.9 million in 2011. Operational EBIT per kilogram amounted to NOK 1.76 in 2012 and NOK 10.27 in 2011, primarily due to the reduced salmon prices. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to "Item 3. Key Information—A. Selected Financial Data" for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Faroese origin was NOK 18.7 million in the year ended December 31, 2012 compared to NOK 8.0 million in 2011. Our EBIT per kilogram was NOK 2.72 million in the year ended December 31, 2012 compared to NOK 1.36 million in 2011.

          Price and volume development

        Our price achievement for the years ended December 31, 2012 and 2011 was 1% above the reference price. The share of superior quality salmon in 2012 was 95% compared to 94% in 2011.

        Harvest volume in the year ended December 31, 2012 was 6,893 tons gutted weight compared to 5,927 tons in 2011.

          Costs and operations

        During the year ended December 31, 2012, the total cost per kilogram harvested of our salmon of Faroese origin increased compared to 2011, primarily due to high sea lice treatment costs in the beginning of 2012.

Year ended December 31, 2011 compared to year ended December 31, 2010

        Set out below are our consolidated statements of operations data for the years ended December 31, 2011 and 2010:

	Year ended December 31,
	2011	2010	2011	2010
	(in NOK million)		(as percentage of revenue)
Consolidated Income Statement Data:
Revenue and other income	16,132.8	15,281.2	100.0%	100.0%
Cost of materials	-8,398.6	-7,732.0	-52.1%	-50.6%
Fair value uplift on harvested fish	-3,260.1	-4,370.3	-20.2%	-28.6%
Fair value adjustment on biological assets	949.2	5,882.8	5.9%	38.5%
Salary and personnel expenses	-2,177.8	-2,202.5	-13.5%	-14.4%
Other operating expenses	-2,063.2	-1,502.5	-12.8%	-9.8%
Depreciation and amortization	-666.7	-653.0	-4.1%	-4.3%
Provision for onerous contracts	-5.8	-14.3	0.0%	-0.1%
Restructuring cost	-21.8	-4.4	-0.1%	0.0%
Income/loss from associated companies	-15.0	194.9	-0.1%	1.3%
Impairment losses	-67.0	-5.0	-0.4%	0.0%

Earnings before interest and taxes (EBIT)	406.0	4,874.9	2.5%	31.9%
Interest expenses	-405.8	-380.3	-2.5%	-2.5%
Net currency effects	236.4	366.7	1.5%	2.4%
Other financial items	342.9	-195.3	2.1%	-1.3%

Earnings before taxes (EBT)	579.5	4,666.0	3.6%	30.5%
Taxes	-46.7	-1,254.3	-0.3%	-8.2%

Profit or loss for the period	532.8	3,411.7	3.3%	22.3%

Attributable to:
Non-controlling interests	5.5	30.5	0.0%	0.2%
Owners of Marine Harvest ASA	527.3	3,381.2	3.3%	22.1%

  Revenue and other income

        Revenue and other income for the year ended December 31, 2011 was NOK 16,132.8 million, an increase of 5.6%, or NOK 851.6 million, compared to 2010. The increase was primarily due to the higher volume of salmon harvested and sold, partially offset by decline in salmon prices experienced in the second half of 2011. Volume harvested in 2011 increased by 16.2%, or 47,810 tons GWE, to 342,820 tons GWE from 295,010 tons in 2010. The increase in harvested volume was primarily driven by the increase in salmon of Norwegian, Chilean and Scottish origin of 15,055 tons, 16,092 tons and 17,038 tons, respectively, which was a result of increased smolt stocking in 2009 and 2010.

        Reference prices for salmon declined in 2011 compared to 2010 primarily due to a 12.0% increase in the global supply of salmon, driven by a 71% surge in supply of Chilean salmon. The 2011 reference price for salmon of Norwegian origin was down by 17.1%, while prices in the United States were down by 7.1% and 3.7% for salmon of Canadian and Chilean origin, respectively.

        The overall average price achieved was 10% above the reference prices in the year ended December 31, 2011 compared to 4% below the reference prices in 2010.

  Cost of materials

        The table below presents a breakdown of our cost of materials for the year ended December 31, 2011 and 2010:

	Year ended December 31,
	2011	2010	Change	Change
	(in NOK million)%
Feed purchases	4,520.7	3,719.8	800.9	21.5%
Other purchases	4,058.4	3,565.7	492.7	13.8%
Net change in inventory	-1,520.2	-888.5	-631.7	71.1%
Freight and other income reductions	1,179.2	1,058.8)	120.4	11.4%
Other costs of materials	160.5	276.3	-115.8	-41.9%

Total cost of materials	8,398.6	7,732.0	666.6	8.6%

        Cost of materials for the year ended December 31, 2011 was NOK 8,398.6 million, an increase of 8.6%, or NOK 666.6 million, compared NOK 7,732.0 million in 2010. The increase in the cost of materials was primarily driven by the 16.2% increase in the volume of salmon harvested in 2011 compared to 2010. Feed purchases amounted to NOK 4,520.7 million in 2011, compared to NOK 3,719.8 million in 2010. The price of fish feed increased by approximately 6% from 2010 to 2011, while the quantity of fish feed increased by approximately 14% due to higher seawater growth. Our feeding efficiency declined by 3% in 2011 compared to 2010 due to an unfavorable development in the feed conversion ratio. Other purchases increased by 13.8% from 2010 to 2011 due to increased processing driven by the higher harvest volume. Freight and other income reductions in 2011 were 11.4% higher than in 2010 at NOK 1,179.2 million due to increased harvested volumes.

  Salary and personnel expenses

        The table below presents a breakdown of our salary and personnel expenses for the year ended December 31, 2011 and 2010:

	Year ended December 31,
	2011	2010	Change	Change
	(in NOK million)%
Gross wages/salaries	1,582.0	1,604.1	-22.1	-1.4%
3rd party staff (temp labor)	167.5	134.7	32.8	24.3%
Bonus and share-price based bonus scheme	62.9	98.1	-35.2	-35.9%
Social securities	240.6	250.4	-9.8	-3.9%
Other personal expenses	124.9	115.2	9.6	8.3%

Total salary and personnel expenses	2,177.8	2,202.5	-24.7	-1.1%

        Salary and personnel expenses for the year ended December 31, 2011 decreased NOK 24.7 million or 1.1% compared to 2010.

  Other operating expenses

        The table below presents a breakdown of our other operating expenses for the year ended December 31, 2011 and 2010:

	Year ended December 31,
	2011	2010	Change	Change
	(in NOK million)%
Maintenance	577.3	350.2	227.1	64.8%
Electricity and fuel	278.6	173.7	104.9	60.4%
Rent and leases	199.5	108.9	90.7	83.3%
3rd party services	248.0	82.7	165.3	200.0%
Insurance	122.8	80.9	41.9	51.9%
Consultancy and audit fees	117.4	179.2	-61.8	-34.5%
Communication/IT	85.1	74.2	10.9	14.7%
Travel	74.2	53.6	20.6	38.4%
Advertising & promotion	52.0	48.9	3.1	6.4%
Other expenses	308.2	350.3	-42.1	-12.0%

Total other operating expenses	2,063.2	1,502.5	560.7	37.3%

        Other operating expenses increased by 37.3% for the year ended December 31, 2011 compared to 2010, primarily driven by the increase in the volume of salmon harvested of 16.2%. The 12.0% decline in other expenses is primarily a result of reclassifications of certain items recognized in other expenses in 2010 to other categories of other operating expenses in 2011.

  Net fair value on biological assets

        We recorded a fair value adjustment on biological assets of NOK -2,310.9 million on December 31, 2011 compared to a fair value adjustment on biological assets of NOK 1,512.5 million on December 31, 2010. The difference is attributed to the significantly lower prices for salmon at year end 2011, with the price for salmon of Norwegian origin being 37.1% lower at year end 2011 compared to year end 2010.

  Restructuring costs

        Our restructuring charge for the year ended December 31, 2011 was NOK 21.8 million compared to NOK 4.4 million in 2010. Costs recognized in 2011 and 2010 related to several measures taken to improve operational efficiency, including measures taken to mitigate Kudoa effects, a seawater growth improvement plan (aimed at implementation of best practices and revision to the feeding regime) and operational restructuring aimed at concentrating production at the best performing sites in our Canadian operations.

  Income/loss from associated companies

        We recorded an income from associated companies of NOK -15.0 million for year ended December 31, 2011 and NOK 194.9 million in 2010 primarily due to the fluctuation in income from Nova Sea AS.

  Impairment losses

        The impairment losses in the year ended December 31, 2011 amounted to NOK 67.0 million compared to NOK 5.0 million in 2010. The impairment losses were mainly related to a restructuring in Canada.

  Earnings before interest and taxes (EBIT)

        As a result of the foregoing, our EBIT for the year ended December 31, 2011 decreased by NOK 4,468.9 million to NOK 406.0 million, from NOK 4,874.9 million in 2010.

  Financial items

        Set out below are the primary components of financial items for the years ended December 31, 2011 and 2010:

	Year ended December 31,
	2011	2010	Change	Change
	(in NOK million)%
Interest expense	-405.8	-380.3	-25.5	6.7%
Net currency effects	236.4	366.7	-130.3	-35.5%
Other financial items	342.9	-195.3	538.2	-275.5%

  Interest expense

        Our interest expense for the year ended December 31, 2011 increased by NOK 25.5 million or 6.7% compared to 2010 due to increase in our net interest bearing debt during 2011. Our net interest bearing debt increased to NOK 6,467 million at December 31, 2011 from NOK 5,218 million at December 31, 2010, and our average net interest bearing debt during 2011 increased by 14% compared to 2010.

  Net currency effects

        Net currency effects were NOK 236.4 million in the year ended December 31, 2011, compared to NOK 366.7 million in 2010. The change was primarily due to currency effect on interest-bearing debt that was higher in 2010 than in 2011, due to the appreciation of NOK against EUR, the currency in which most of our debt was denominated. Realized gains on long-term cash flow hedges remained at the same level of approximately NOK 200 million in 2011 as in 2010.

  Other financial items

        For the year ended December 31, 2011, other financial items were NOK 342.9 million compared to NOK -195.3 million in 2010, primarily attributable to the change in fair value of the conversion liability component of our 2010 convertible bond. The change in fair value of the conversion liability was due to changes in Marine Harvest ASA's share price, which increased by NOK 1.94 during 2010 and decreased by NOK 3.58 during 2011. In addition, fair value of interest swaps contributed NOK -130 million to our profit in 2011 compared to NOK 68 million in 2010, responding to changes in the interest level for comparable swap arrangements. Comparable rates decreased in 2011 and increased in 2010.

  Taxes

        For the year ended December 31, 2011 our tax expense was NOK 46.7 million, compared to NOK 1,254.3 million in 2010. The decrease was mainly due to the decrease in earnings before taxes and the fair value adjustment of the convertible bond, which is a non-taxable item.

  Profit

        As a result of the foregoing, our profit for the year ended December 31, 2011 decreased NOK 2,878.9 million to NOK 532.8 million, from NOK 3,411.7 million in 2010.

Non-IFRS Financial Measures

  Operational EBIT

        Despite the significant decline in reference prices for salmon, our Group Operational EBIT decreased only 15% to NOK 2,717.3 in the year ended December 31, 2011 compared to NOK 3,191.3 in 2010. The lower rate of decline was attributed to the 16.2% increase in harvested volume. Operational EBIT at Group level is a non-IFRS financial measure. Refer to "Item 3. Key Information—A. Selected Financial Data" for a description of how we define and calculate Operational EBIT and for reconciliation of Group Operational EBIT to EBIT.

  ROCE

        Return on capital employed was 16.8% for the year ended December 31, 2011, compared to 21.7% in 2010. ROCE decreased due to a decrease in EBIT partially offset by the fair value adjustment on biological assets. ROCE is a non-IFRS financial measure. Refer to "Item 3. Key Information—A. Selected Financial Data" for a description of how we define and calculate ROCE.

Segment Reporting

        The following is a discussion of our operational results by segment and based on the salmon's source of origin, using operational EBIT per kilogram of fish harvested as a key measure of performance.

  Operational EBIT by segment

        The following table sets forth the Operational EBIT for each of our operating segments for the year ended December 31, 2011 and 2010:

	Year ended December 31,
	2011	2010
	(in NOK million)
Operational EBIT—Farming	2,489.6	2,905.2
Operational EBIT—Markets	228.2	230.8
Operational EBIT—VAP Europe	107.9	151.5
Operational EBIT—Other	-108.4	-96.1

Operational EBIT(1)	2,717.3	3,191.3

Group EBIT	406.0	4,874.9

(1)
Group Operational EBIT is a non-IFRS financial measure. See "Item 3. Key Information—A. Selected Financial Data" for how we define and calculate Operational EBIT and for reconciliation of Group Operational EBIT to EBIT.

  Farming

        Farming's Operational EBIT was NOK 2,489.6 million in the year ended December 31, 2011 compared to NOK 2,905.2 million in 2010. The reduction was primarily a result of the significantly lower reference prices, partially offset by a favorable price achievement and increased volumes of salmon harvested and sold.

  Sales and Marketing

        Sales and Marketing's Operational EBIT for the year ended December 31, 2011 was NOK 336.1 million, compared to NOK 382.3 million in 2010. Operational EBIT in 2011 was comprised of NOK 228.2 million Operational EBIT of Markets (compared to NOK 230.8 million in 2010) and NOK 107.9 million of Operational EBIT of VAP Europe (compared to NOK 151.5 million in 2010). The improvement in Operational EBIT of Markets was a result of increased volumes and improved margins. Operational EBIT of VAP Europe decreased due to an unfavorable product mix and inefficiencies in production. The operational yield decreased and processing cost per kilogram produced increased from 2010 to 2011 due to lower produced volumes and costs related to changes in the operational structure in Poland.

  Operational performance by country of origin

        Set out below are certain operating metrics by country of origin of our salmon for the years ended December 31, 2011 and 2010:

	Salmon of
	Norwegian Origin	Scottish Origin	Canadian Origin	Chilean Origin	Irish Origin	Faroese Origin	Other	MH Total
Year ended December 31, 2011
(unaudited)
Harvest volume of salmon	217,510	50,174	33,917	25,960	9,332	5,927	0	342,820
Average price achievement	112%	109%	98%	108%	N/A	101%	N/A	110%
Contract coverage	46%	53%	18%	25%	93%	N/A	N/A	43%
Quality—superior share	93%	95%	78%	95%	87%	94%	N/A	92%
Feed cost (NOK per kg)	N/D	N/D	N/D	N/D	N/D	N/D	N/D	11.56
Operational EBIT (NOK per kg)(1)	9.15	10.35	1.17	4.26	7.97	10.27	-0.23	7.93
EBIT (NOK per kg)	1.11	5.99	-8.11	1.43	6.66	1.36	0.10	1.18
Year ended December 31, 2010
(unaudited)
Harvest volume of salmon	202,455	33,136	33,576	9,868	10,556	5,419	0	295,010
Average price achievement	94%	103%	97%	103%	N/A	106%	N/A	96%
Contract coverage	35%	68%	24%	0%	84%	N/A	N/A	49%
Quality—superior share	90%	92%	80%	91%	83%	84%	N/A	89%
Feed cost (NOK per kg NOK)	N/D	N/D	N/D	N/D	N/D	N/D	N/D	10.53
Operational EBIT (NOK per kg)(1)	12.16	9.45	6.68	6.87	9.43	12.29	-0.14	10.82
EBIT (NOK per kg)	17.89	16.89	9.68	17.95	11.22	20.67	-0.14	16.52

(1)
Operational EBIT at Group level and by country of origin is a non-IFRS financial measure. Refer to "Item 3. Key Information—A. Selected Financial Data" for how we define and calculate Operational EBIT and reconciliation of Operational EBIT to EBIT.

  Salmon of Norwegian Origin

          Operational EBIT

        Our Operational EBIT for salmon of Norwegian origin was NOK 1,990.6 million for the year ended December 31, 2011 compared to NOK 2,462.2 million in 2010. Operational EBIT per kilogram was NOK 9.15 in 2011 compared to NOK 12.16 in 2010 primarily due to the reduced salmon prices and increased costs associated with higher fish feed prices for salmon harvested in the period and elevated sea lice mitigation costs, partially offset by the increased harvest volume (reflecting scale effects). Operational EBIT by country of origin is a non-IFRS financial measure. Refer to "Item 3. Key Information—A. Selected Financial Data" for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Norwegian origin was NOK 240.5 million in the year ended December 31, 2011 compared to NOK 3,622.7 million in 2010. Our EBIT per kilogram was NOK 1.11 million in the year ended December 31, 2011 compared to NOK 17.89 million in 2010.

          Price and volume developments

        The reference price for our salmon of Norwegian origin was lower in the year ended December 31, 2011 compared to 2010 due to the increased global supply of Atlantic salmon, primarily the result of the increase in harvest of salmon of Norwegian, Chilean and Scottish origin. Our price achievement in 2011 was 12% above the reference price and 6% below the reference price in 2010. A strong contract portfolio in 2011 contributed favorably to the price achievement. Contract coverage increased from 35% in 2010 to 46% in 2011. The quality of harvested fish increased from 90% superior quality in 2010 to 93% in 2011.

        Our harvest volume for the year ended December 31, 2011 was 217,510 tons gutted weight, a 7.4% increase compared to 2010 (or 202,455 tons gutted weight). We experienced high growth for fish at sea in 2011, attributable to favorable seawater temperatures during the fall of 2011.

          Costs and operations

        During the year ended December 31, 2011, the total cost per kilogram harvested of our salmon of Norwegian origin increased compared to 2010 due to higher fish feed and sea lice mitigation costs.

        The cost of feed per kilogram of fish harvested in 2011, increased by 11.8% compared to 2010 due to higher fish feed prices.

        Other seawater costs per kilogram of fish harvested in 2011 increased by 10.4% compared to 2010 mainly due to increased sea lice mitigation costs. Numerous treatments to maintain the sea lice levels below trigger limit resulted in exceptional sea lice mitigation costs of NOK 151.7 million in 2011 compared NOK 78.8 million in 2010.

        Other non-seawater costs per kilogram of fish harvested in 2011 were lower than for the fish harvested in 2010, benefitting from increased harvest volume (reflecting scale effects). We recorded exceptional mortality of NOK 62.1 million in 2011 compared to NOK 16.6 million in 2010. In 2011 we also recorded exceptional costs related to reduction in smolt stocking in the amount of NOK 36.0 million.

  Salmon of Scottish Origin

          Operational EBIT

        Our Operational EBIT for salmon of Scottish origin was NOK 519.3 million for the year ended December 31, 2011 compared to NOK 313.3 million in 2010. Operational EBIT per kilogram was NOK 10.35 in 2011, compared to NOK 9.45 in 2010 due to good operational performance, an improvement in price achievement and increased harvest volume, partially offset by higher fish feed costs of the fish harvested in 2011. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to "Item 3. Key Information—A. Selected Financial Data" for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Scottish origin was NOK 300.5 million in the year ended December 31, 2011 compared to NOK 559.6 million in 2010. Our EBIT per kilogram was NOK 5.99 million in the year ended December 31, 2011 compared to NOK 16.89 million in 2010.

          Price and volume development

        The reference price for our salmon of Scottish origin was lower in the year ended December 31, 2011 compared to 2010 due to the increased global supply of Atlantic salmon, primarily driven by the increase in harvest of Norwegian, Chilean and Scottish salmon. Our price achievement in 2011 was 9% above the reference price, which was an improvement from the price achievement of 3% above reference price in 2010. Price achievement on Scottish salmon in 2011 benefited from high contract coverage at favorable prices compared to the reference price. Contract coverage was 53% in 2011 compared to 68% in 2010. The quality of harvested fish increased from 92% superior quality in 2010 to 95% in 2011.

        Harvest volume in the year ended December 31, 2011 was above 2010 at 50,174 tons gutted weight in 2011, compared to 33,136 tons in 2010. The increase was primarily driven by a 28% increase in smolt stockings from 2008 to 2009 combined with favorable seawater growth of our fish harvested in 2011.

          Costs and operations

        During the year ended December 31, 2011, the total cost per kilogram harvested of our salmon of Scottish origin 2011 increased compared to the salmon harvested in 2010 due to increased fish feed cost, partially offset by higher volume (reflecting scale effects).

        The cost of feed per kilogram of fish harvested in 2011 increased by 13.1%, compared to 2010 due to higher fish feed prices and a slightly higher feed conversion ratio.

        Other seawater costs per kilogram of fish harvested in 2011 were stable compared to 2010, benefiting from higher growth rates for fish in sea.

        Other non-seawater costs per kilogram of fish harvested in 2011 were lower than for the fish harvested in 2010, benefitting from increased harvest volume in 2011. In addition, we recorded a benefit of NOK 16 million during 2011 related to insurance proceeds after a major PD outbreak in 2008. We did not experience any exceptional mortality costs in Scotland in 2011 (NOK 2.9 million in 2010).

  Salmon of Canadian Origin

          Operational EBIT

        Our Operational EBIT for salmon of Canadian origin was NOK 39.6 million for the year ended December 31, 2011 compared to NOK 224.4 million in 2010. Operational EBIT per kilogram was NOK 1.17 in 2011 compared to NOK 6.68 in 2010, due to the reduction in salmon prices and increased costs associated with Kudoa claims and discards. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to "Item 3. Key Information—A. Selected Financial Data" for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Canadian origin was NOK -275.2 million in the year ended December 31, 2011 compared to NOK 325.0 million in 2010. Our EBIT per kilogram was NOK -8.11 million in the year ended December 31, 2011 compared to NOK 9.68 million in 2010.

          Price and volume development

        The reference price for our salmon of Canadian origin was lower in the year ended December 31, 2011 compared to 2010 due to the increased global supply of Atlantic salmon, primarily driven by the increase in harvest of Norwegian, Chilean and Scottish salmon. Our price achievement in 2011 was 2% below reference prices, which was an increase from the price achievement of 3% below reference prices in 2010. Price achievement on Canadian salmon was negatively affected by the presence of Kudoa in our fish, which resulted in customer claims (resulting in refunds) and discards, amounting to

NOK 67.7 million in 2011 and NOK 24.0 million in 2010. Several measures were taken during 2011 to improve operational efficiency, including measures aimed at Kudoa avoidance, improving seawater growth (e.g., implementation of best practices and revision to the feeding regime) and operational restructuring (concentrating production at the best performing sites). Contract coverage was 18% in 2011 compared to 24% in 2010. The share of superior quality fish was 78% in 2011 compared to 80% in 2010, with downgrading primarily driven by reduced flesh color and bruises.

        Harvest volume in the year ended December 31, 2011 was slightly above the volume harvested in 2010, at 33,917 tons gutted weight compared to 33,576 tons in 2010.

          Costs and operations

        During the year ended December 31, 2011, the total cost per kilogram harvested of our salmon of Canadian origin increased compared to 2010 mainly due to higher fish feed costs.

        The cost of feed per kilogram of fish harvested in 2011 increased by 9.6%, compared to 2010, due to higher fish feed prices and a less advantageous feed conversion ratio.

        Other seawater costs per kilogram of fish harvested in 2011 increased by 3.9%, mainly due to higher repair and maintenance costs.

        Other non-seawater costs per kilogram were stable for the fish harvested in 2010 and 2011. We recorded exceptional costs of NOK 16.6 million in 2011 in connection with the reduction in smolt levels.

  Salmon of Chilean Origin

          Operational EBIT

        Our Operational EBIT for salmon of Chilean origin was NOK 110.6 million for the year ended December 31, 2011 compared to NOK 67.8 million in 2010. Operational EBIT per kilogram was NOK 4.26 in 2011 compared to NOK 6.87 in 2010 due to the decrease in salmon prices and increased sea lice mitigation costs, partially offset by the higher harvest volume (reflecting scale effects). Operational EBIT by country of origin is a non-IFRS financial measure. Refer to "Item 3. Key Information—A. Selected Financial Data" for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Chilean origin was NOK 37.2 million in the year ended December 31, 2011 compared to NOK 177.2 million in 2010. Our EBIT per kilogram was NOK 1.43 million in the year ended December 31, 2011 compared to NOK 17.95 million in 2010.

          Price and volume development

        The reference price for our salmon of Chilean origin was lower in the year ended December 31, 2011 compared to 2010 due to the increased global supply of Atlantic salmon, primarily driven by the increase in harvest on of Norwegian, Chilean and Scottish salmon. Our price achievement in 2011 was 8% above the reference price, which was an increase from the price achievement of 3% above the reference price in 2010. Price achievement on salmon of Chilean origin was positively affected in 2011 by our contract mix and coverage, which was 25%. There were no contracts in place in 2010 for our salmon of Chilean origin. The share of superior quality fish was 95% in 2011 compared to 91% in 2010.

        Harvest volume in the year ended December 31, 2011 was 25,960 tons gutted weight compared to 9,868 tons in 2010. The increase was attributed to higher smolt stocking in 2010 compared to 2009 and was generally associated with the rebuilding of the Chilean salmon industry after the 2007 through 2009 recession caused by Infectious Salmon Anemia.

          Costs and operations

        During the year ended December 31, 2011, the total cost per kilogram harvested of our salmon of Chilean origin decreased compared to 2010 due to higher harvest volume (reflecting scale effects).

        The cost of feed per kilogram of fish harvested in 2011 increased by 22.1% compared to 2010 due to higher fish feed prices and a less advantageous feed conversion ratio.

        Other seawater costs per kilogram of fish harvested in 2011 decreased by 9.8% compared to 2010 mainly due to higher volume (reflecting scale effects).

        Other non-seawater costs per kilogram of the fish harvested in 2011 were significantly reduced compared to 2010 due to the increase in harvest volume (reflecting scale effects). We reported exceptional costs of NOK 19.6 million in 2011 related to reduced smolt stocking and consolidation of our broodstock. In 2010, we reported exceptional mortality of NOK 4.9 million due to algae bloom.

  Salmon of Irish Origin

          Operational EBIT

        Our Operational EBIT for salmon of Irish origin was NOK 74.4 million for the year ended December 31, 2011 compared to NOK 99.5 million in 2010. Operational EBIT per kilogram amounted to NOK 7.97 in 2011 compared to NOK 9.43 in 2010 primarily due to higher costs. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to "Item 3. Key Information—A. Selected Financial Data" for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Irish origin was NOK 62.1 million in the year ended December 31, 2011 compared to NOK 118.4 million in 2010. Our EBIT per kilogram was NOK 6.66 million in the year ended December 31, 2011 compared to NOK 11.22 million in 2010.

          Price and volume development

        As our Irish operation mainly consists of organic salmon, there is no reference price available for benchmarking. Our salmon of Irish origin is sold mainly pursuant to mid-and short-term contracts and the contract share was 93% in 2011 compared to 84% in 2010. The share of superior quality salmon in 2011 was 87% compared to 83% in 2010.

        Harvest volume of the year ended December 31, 2011 was 9,332 tons gutted weight compared to 10,556 tons in 2010.

          Costs and operations

        During the year ended December 31, 2011, the total cost per kilogram harvested of our salmon of Irish origin 2011 increased compared to the salmon harvested in 2010 due to higher fish feed and sea lice mitigation costs.

  Salmon of Faroese Origin

          Operational EBIT

        Our Operational EBIT for salmon of Faroese origin was NOK 60.9 million for the year ended December 31, 2011 compared to NOK 66.6 million in 2010. Operational EBIT per kilogram was NOK 10.27 in 2011 compared to NOK 12.29 in 2010 primarily due to the decrease in salmon prices. Operational EBIT by country of origin is a non-IFRS financial measure. Refer to "Item 3. Key Information—A. Selected Financial Data" for how we define and calculate Operational EBIT and reconciliation of Operational EBIT by country of origin to EBIT. Our EBIT for salmon of Faroese origin was NOK 8.0 million in the year ended December 31, 2011 compared to NOK 112.0 million in

2010. Our EBIT per kilogram was NOK 1.36 million in the year ended December 31, 2011 compared to NOK 20.67 million in 2010.

          Price and volume development

        Our price achievement for the years ended December 31, 2011 was 1% above reference price compared to 6% above reference price in 2010. The share of superior quality salmon in 2011 was 94% compared to 84% in 2010.

        Harvest volume in the year ended December 31, 2011 was 5,927 tons gutted weight compared to 5,419 tons in 2010.
          Costs and operations

        During the year ended December 31, 2011, the total cost per kilogram harvested of our salmon of Faroese origin increased compared to salmon harvested in 2010 due to higher fish feed and sea lice mitigation costs.

Seasonality

        Refer to "Item 4. Information on the Company—B. Business Overview—Business—Product—How We Create Tasty and Healthy Seafood—Seasonality" for a discussion of seasonal factors affecting us.

Liquidity and Capital Resources.

        Our principal sources of liquidity are cash on hand, revenues generated from our operations and, to a lesser extent, loans and other financings.

        Our principal needs for liquidity have been, and will likely continue to be, costs of raw materials, including fish feed, and other working capital items, capital expenditures, servicing of our debt, dividend payments and acquisitions. We believe that our liquidity is sufficient to cover our working capital needs in the ordinary course of our business.

        Our cash and cash equivalents as of December 31, 2012 were NOK 335.3 million compared to NOK 279.1 million as of December 31, 2011 and NOK 318.9 million as of December 31, 2010. Our cash and cash equivalents as of June 30, 2013 were NOK 858.3 million. Cash and cash equivalents comprise cash and bank deposits, including restricted funds. Restricted funds comprise employee's tax deduction accounts as well as deposit accounts pledged as security.

        Our NIBD/equity was 47.2% at June 30, 2013, 46.0% at December 31, 2012 and 59.8% at December 31, 2011. The decrease from December 31, 2011 to December 31, 2012 was primarily driven by the reduction in our net interest bearing debt, which was NOK 6,467 million at December 31, 2011 compared to NOK 5,381 million at December 31, 2012. NIBD/equity increased to 59.8% at December 31, 2011, compared to 39.7% at December 31, 2010. The increase was primarily driven by the increase in our net interest bearing debt, which was NOK 6,467 million at December 31, 2011 compared to NOK 5,218 million at December 31, 2010. NIBD/equity is a non-IFRS financial measure. Refer to "Item 3. Key Information—A. Selected Financial Data" for a description of how we define and calculate NIBD/Equity.

Capital Expenditures

        Our capital expenditures primarily relate to investments into our operating facilities and equipment used in our operations. Net capital expenditures were NOK 856.2 million for the six months ended June 30, 2013, NOK 254.1 million for the six months ended June 30, 2012, NOK 662.3 million for the year ended December 31, 2012, NOK 986.3 million for the year ended December 31, 2011 and

NOK 964.4 million for the year ended December 31, 2010. Our total net capital expenditures in 2013 was approximately NOK 1,800 million, NOK 600 million of which was attributed to the construction of our fish feed plant in Norway.

Cash Flows

        The following table summarizes our cash flows for the six months ended June 30, 2013 and 2012, and years ended December 31, 2012, 2011 and 2010:

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)
	(in NOK million)
Cash flow from operations	1,473.6	1,484.9	1,552.9	2,798.0	2,569.1
Cash flow from investments	-1,432.9	-232.1	-1,057.6	-1,124.1	-905.2
Cash flow from financing	510.3	-1,207.7	-451.8	-1,705.9	-1,546.4
Currency effects on cash	6.7	-3.4	-10.6	1.0	-1.2
Net change in cash in period	551.0	45.1	32.9	-31.0	116.3
Cash—opening balance(1)	246.0	213.1	213.2	244.2	127.9
Cash—closing balance(1)	803.7	254.8	246.1	213.2	244.2

(1)
Excluding restricted cash.

Cash flows from operations

        Cash flow from operations for the six months ended June 30, 2013 was NOK 1,473.6 million, compared to NOK 1,484.9 million for the same period in 2012. The improved earnings in the six months ended June 30, 2013 compared to the same period in 2012 was offset by a negative development in working capital of NOK 201.2 million in the first half of 2013, due to a reduction in accounts payable to fish feed suppliers of NOK 195.6 million.

        Cash flow from operations for the year ended December 31, 2012 was NOK 1,552.9 million, compared to NOK 2,798.0 million for 2011. The primary driver for the decrease in cash flow from operations was a strong decrease in earnings, partially offset by improved working capital of NOK 472.4 million due to a reduction in biological inventory at cost of NOK 421.3 million due to reduced smolt stocking in 2011 and 2012.

        Cash flow from operations for the year ended December 31, 2011 was NOK 2,798.0 million, compared to NOK 2,569.1 million for 2010. EBIT in 2011 was significantly lower than in 2010, but adjusted for non-cash items (fair value on biological assets and income from associated companies), the cash effect was NOK 444.2 million. Working capital increased by NOK 523.4 million in 2011, with build-up of biomass in sea due to increased smolt stocking in 2010 compared to prior years accounting for NOK 525.4 million. In 2010, the increased in working capital was NOK 958.3 million due to rebuilding the biomass in Chile.

Cash flow from investments

        Cash flow from investments for the six months ended June 30, 2013 was NOK -1,432.9 million, compared to cash flow from investments of NOK -232.1 million in 2012. The difference was primarily due to payments related to the acquisition of Morpol, construction of the fish feed plant in Norway and an increased overall capital expenditure plan for the existing operations in the first half of 2013.

        Cash flow from investments for the year ended December 31, 2012 was NOK -1,057.6 million, compared to cash flow from investments of NOK -1,124.1 million for 2011. The difference was primarily due to lower payments made for purchase of fixed assets, partially offset by the cash element in the first phase of the Morpol acquisition in the fourth quarter of 2012.

        Cash flow from investments for the year ended December 31, 2011 was NOK -1,124.1 million, compared to cash flow from investments of NOK -905.2 million for 2010. The difference was primarily due to higher payments made for purchase of fixed assets and two minor acquisitions in Norway in 2011.

Cash flow from financing

        Cash flow from financing for the six months ended June 30, 2013 was NOK 510.3 million, compared to NOK -1,207.7 million for the same period in 2012. In the first half of 2013, the proceeds from new financing facilities was used for repayment of existing interest-bearing debt and dividends, while in 2012 the available cash flow was mainly used for repayment of interest-bearing debt.

        Cash flow from financing for the year ended December 31, 2012 was NOK -451.8 million, compared to NOK -1,705.9 million for 2011. In 2012, the first phase of the Morpol acquisition was mainly financed by issuing new equity, while there was a major dividend payment in 2011.

        Cash flow from financing for the year ended December 31, 2011 was NOK -1,705.9 million, compared to NOK -1,546.4 million for 2010. The difference was primarily due to increase in the 2011 dividend payment.

Borrowings

        As of June 30, 2013, our main outstanding borrowing facilities consisted of a EUR 775 million syndicated borrowing facility, two convertible bonds of EUR 225 million and EUR 350 million and an unsecured bond of NOK 1,250 million. Set forth below is a description of these borrowing facility and bonds.

  EUR 775 million syndicated borrowing facility

        This facility consists of an initial term loan of EUR 183 million, together with two revolving credit facilities of EUR 512 million and USD 105.6 million.

        The term loan is payable in semi-annual installments of EUR 16 million, with final maturity in January 2015, which is also the final maturity of the revolving credit facilities.

        The revolving credit facilities are available to Marine Harvest ASA and our selected subsidiaries. In addition, parts of the revolving credit facilities may be allocated as bilateral credits (including overdraft facilities and facilities for the issuance of guarantees) between syndicate banks and Group companies.

        The maximum ratio of net interest bearing debt to EBITDA allowed under the facility agreement is 3.25 up until the second quarter 2014, and 3.00 from (and including) the second quarter 2014. For the calculation of net interest bearing debt to EBITDA, EBITDA is adjusted by a number of items from the reported EBITDA. As a consequence of the acquisition of Morpol, the maximum ratio has been temporarily lifted to 3.99 until the earlier of fourth quarter of 2013 and the quarter when Morpol is consolidated into the Group financials. The equity ratio must be above 40% at all times. Furthermore, our ability to incur new debt is regulated by the loan agreement. Interest margin under the facility is determined based on the net interest bearing debt to EBITDA ratio.

  EUR 225 million convertible bond

        In March 2010, we issued a convertible bond with a principal amount of EUR 225 million. The bond carries a fixed coupon of 4.50% per annum payable semi-annually. On November 13, 2013, we announced our intent to exercise our right to redeem this convertible bond. In connection with such redemption, EUR 224.6 million of the bonds were converted into shares at EUR 0.6319. The remaining EUR 300,000 in bonds were redeemed by us at par plus accrued interest. The conversion settled on December 11, 2013.

  NOK 1,250 million unsecured bond

        In March 2013, we issued an unsecured bond with a principal amount of NOK 1,250 million. The bond carries interest at three-month NIBOR plus 3.5% per annum, payable quarterly. The bond will mature in 2018 and no installment payments are made. The bond is listed on the Oslo Stock Exchange.

  EUR 350 million convertible bond

        In May 2013, we issued a convertible bond with a principal amount of EUR 350 million principal. The bond carries a fixed coupon of 2.375% per annum, payable semi-annually. Unless a prior conversion occurs, the bond will mature in 2018. The conversion price is subject to standard adjustment mechanisms for convertible bonds, including adjustment for dividends. The initial conversion share price was set at EUR 1.0265, but the conversion share price at June 30, 2013 was EUR 1.0102 representing an adjustment for the dividend paid in June 2013. Under certain conditions, we can give notice of redemption of the bonds issue at par plus accrued interest. After giving notice of such redemption, bondholders may exercise their conversion rights.

Derivative Financial Instruments

        We use derivative financial instruments such as forward currency contracts and interest rate swaps to hedge our foreign currency risks and interest rate risks. We also use salmon derivatives, both as a hedge of our operational activities and as a financial trading activity. Derivative financial instruments are recognized at fair value in the statement of financial position. Derivatives are classified as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

        Gains or losses at expiration as well as unrealized changes in fair value on derivatives are recognized in profit or loss, except for cash flow hedges qualifying for hedge accounting, which are temporarily recognized in other comprehensive income.

        When a derivative is entered into, an evaluation is made as to whether the derivative is part of a portfolio qualifying for hedge accounting or if changes in market value shall be charged to the profit or loss. The classification is documented with a description of the hedge relation and how to measure and follow up on hedge effectiveness.

        The non-current currency exposure in certain business units is hedged using forward contracts. The hedges are determined by expected future cash flows in the relevant foreign currency. Gains and losses on derivatives constituting a cash flow hedge are recognized in other comprehensive income and in a hedging reserve within equity until the hedged cash flow materializes and affects the profit or loss. If a cash flow hedge expires without being renewed or the hedge relationship is terminated, accumulated gains and losses in the hedging reserve within equity are recycled through profit or loss in accordance with the above principle. If the hedged transaction is no longer expected to occur, accumulated unrealized gains and losses previously recognized in other comprehensive income is immediately reversed and recycled through profit or loss.

        To hedge our cash flows against exchange rate fluctuations we have a policy for hedging up to 30% of the EUR/NOK exposure within a one-year horizon. We seek to evenly distribute such hedging throughout the year.

        Where the hedge program comprises more than one year, the percentage of the exposure to be hedged is reduced over time.

        At the end of June 2013, we held a portfolio of hedging instruments designated to mitigate transaction and cash flow exposure with a total contract value of NOK 2.2 billion. Instruments equivalent to 74% of the contract value mature in 2013 and no instruments matures beyond December 31, 2014. The portfolio had a net positive market value of NOK 31 million at June 30, 2013.

        We also have a policy to hedge 100% of our non-current interest-bearing debt in our main financing currencies (EUR, USD and GBP) for a period of five years and 50% of the non-current interest-bearing debt over the following three years. The hedging is based on the targeted currency composition. At the end of June 2013, we had a portfolio of interest swaps with a net market value of NOK -394 million after an increase in market value in 2013 of NOK 55 million, recognized through other comprehensive income. Due to the issuance of fixed rate debt instruments in 2013, the volume of interest rate swaps exceeded the volume of floating rate debt in some currencies at the end of June 2013. A review of our hedging policy is being carried out.

Off-Balance Sheet Items

        We do not have any off-balance sheet financing arrangements.

Contractual Obligations

        The following table sets forth our contractual obligations as of December 31, 2012:

	Total	less than one year	one to three years	three to five years	more than five years
	(in NOK million)
Debt obligations, excluding interest(1)	5,674.2	314.4	235.3	5,124.5	—
Interest(2)	1,344.3	302.1	287.7	447.2	307.4
Operating lease obligations(3)	833.7	307.8	444.0	—	81.9
Capital expenditure	556.0	556.0	—	—	—
Other excluding interest(4)	1,502.9	1,386.8	12.7	32.1	71.3

Total contractual obligations	9,911.1	2,867.0	979.7	5,603.8	460.6

(1)
Represent payment obligations due under our interest bearing debt facilities excluding interest. Refer to "—Borrowings."
(2)
Represents interest payments due on our debt and other obligations. The figures have been estimated assuming continuation of the interest payable in the fourth quarter of 2012.
(3)
Represent payment obligations due under our leasing agreements, mainly for wellboat services.
(4)
Represent payment obligations due under our financial leasing agreements, trade payables and other liabilities and obligations due under our derivative financial liabilities excluding interest.

Outlook

        We expect that our total 2013 volume of harvested salmon will be approximately 343,000 tons of gutted weight, a 13% decrease from 2012. During 2013 we invested considerably into growing the size of our 2014 harvest, with approximately NOK 1.4 billion to be invested into working capital (out of which, NOK 200 million was invested in the six months ended June 30, 2013) to enable an organic increase in harvest volumes of about 65,000 tons in 2014. Our total volume of harvested salmon in fourth quarter 2013 was 103,000 tons of gutted weight, approximately the same as fourth quarter 2012.

        Our 2013 capital expenditures were approximately NOK 1.8 billion, of which NOK 600 million related to the new fish feed plant in Norway, which we expect will be operational from June 2014. We are concerned by the concentration and changed ownership structure in the fish feed industry driven by the introduction of private equity capital, and plan to counter this by increasing our internal fish feed production.

        We are actively monitoring opportunities to increase the size of our operations. We have a significant growth potential with respect to our existing licenses in Chile, but we also opportunistically consider acquisition prospects.

        After a short term dip during the third quarter, we are encouraged by the continuing high spot prices for Atlantic salmon combined with futures prices of NOK 38 and NOK 35 per kilogram for 2014 and 2015, respectively. The strength in demand combined with a supply side curtailed by the limited room for expansion within the Norwegian regulatory environment and the adverse biological situation in Chile, indicates a positive dynamic for the upcoming periods. A continued strong market combined with reduced investments in 2014 poses a very attractive net cash flow opportunity. In combination with expected proceeds from the Morpol-related divestments in the Scotland, this poses an attractive dividend opportunity for our shareholders.

Critical Accounting Policies and Significant Estimates

        In preparing our financial statements, we make estimates, assumptions and judgments that can have a significant impact on our net revenue, operating income or loss and net income or loss, as well as on the value of certain assets and liabilities on our statement of financial position. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies.

Revenue Recognition

  Sale of fish products

        Revenue for the Group is related to sales of fish and elaborated fish products. Sales of fish and elaborated fish products are recognized when the significant risk associated with these products have been transferred to the customers, which is normally at delivery. We believe there are no significant estimates or judgments involved in determining when the significant risks associated with these products have been transferred (time of delivery), but revenue recognition is a critical accounting policy as it is pivotal to the Group's financial condition and results.

  Biomass

        Changes in the estimated fair value on biomass are recognized in profit or loss. The fair value adjustment is presented on a separate line in the statement of comprehensive income; "fair value adjustment on biological assets." The change in fair value adjustment is calculated as the change in fair value of the biomass less the change in accumulated cost of production for the biomass. See below ("Biological assets") for further discussion around significant estimates involved in the fair value measurement of biological assets.

Biological assets

        Our biological assets, which comprise eggs, juveniles, smolt and fish in the sea, are recognized at fair value less cost to sell in accordance with International Accounting Standard 41, Agriculture. Management applies significant judgment in determining fair value less cost to sell, as effective markets for sale of live fish do not exist.

        Estimation of fair value less cost to sell involves using numerous assumptions, both related to prices and volume (size of the fish). Key assumptions include market prices, biomass quality, expected mortality, biological transformation/performance and estimated costs until harvesting. Estimation of site performance and expected future costs are normally estimated with a higher degree of accuracy than estimated market prices.

        In determining the appropriate estimated market price we use a combination of various third party sources, such as forward market prices for salmon derivatives (where available), spot prices and recently entered fixed price contracts. In terms of establishing appropriate volume estimates, we monitor each individual site in terms of biological transformation/performance to ensure accuracy. Further, at harvesting we identify any difference between actual harvested volumes and estimated volumes in order to calibrate the estimates. Normally the volume deviations are minor.

        Our fair value estimates of biological assets are primarily sensitive to the estimated market price assumption. Other estimates include cost at harvest, average weight and quality at harvest. A change of NOK 1 per kilogram gutted weight in the estimated market price would change the carrying value of biological assets (which equals the fair value less cost to sell) by approximately NOK 200 million as of December 31, 2012. Likewise, a change of NOK 1 per kilogram gutted weight in the estimated cost at harvest, would change the carrying value of biological assets by approximately NOK 75 million as of December 31, 2012. A change of 1% in the average weight of fish would change the value of biological assets by approximately NOK 40 million, and a 1% increase in the share of production grade fish at harvest would reduce the value by approximately NOK 10 million as of December 31, 2012.

Intangible assets—goodwill and farming licenses

        We test for potential impairment of goodwill and farming licenses with indefinite useful lives annually in the fourth quarter and whenever indicators of impairment arise. The impairment test on intangible assets is based on a discounted cash flow model per cash generating unit (CGU). This requires us to use a number of assumptions, including market factors specific to the business, biological performance, the amount and timing of estimated future cash flows, long-term growth rates for the business, and a discount rate that considers the relative risk of achieving the cash flows and the time value of money. In general, cost estimates (cash outflows) can normally be estimated with a higher degree of accuracy than revenues (cash inflows). As the profitability in the salmon farming industry historically has been very volatile, depending on the development in the price of salmon, Marine Harvest uses budgets and long-term plans for the first four years of the analysis, and assumes a return to long term historic averages for profitability in the fifth year and terminal value.

        Although the assumptions we use in our discounted cash flow model are consistent with the assumptions we use to generate our internal strategic plans and forecasts, significant judgment is required to estimate the amount and timing of future cash flows for each CGU and the relative risk of achieving those cash flows. In terms of estimating the appropriate discount rate, the capital asset pricing model (CAPM) and weighted average cost of capital (WACC) model is applied. In determining the input assumptions to the WACC model, we use third party sources where available (e.g., interest rate, inflation rate and beta) and our treasury department's assessment of our incremental borrowing rate. Assumptions and estimates about future cash flows are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. For example, if our future operating results do not meet current forecasts, there are significant changes in the regulatory environment, or we experience a sustained decline in our market capitalization that is determined to be indicative of a reduction in the fair value of one or more of our CGUs, we may be required to recognize future impairment charges for goodwill or farming licenses. Impairment charges could materially decrease our future net income and result in lower asset values on our statement of financial position.

        As of December 31, 2012 we had a total of approximately NOK 7.6 billion in goodwill and farming licenses. During the fourth quarter of 2012 we performed our annual impairment test of goodwill and farming licenses. Using the methodology described above, we determined that the estimated fair value of all our CGUs exceeded their carrying values and that they were not impaired. In addition, during this analysis we concluded that the estimated fair values of all our CGUs substantially exceeded their carrying values, and that no reasonably possible change in any key assumption would cause the carrying amount to exceed its recoverable amount.

Impairment—property, plant & equipment

        We review our property, plant and equipment for potential impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable or when reclassifications are made between property, plant and equipment and assets held for sale. Factors that might indicate a potential impairment include significant decreases in the market value of the long-lived asset, a significant change in the long-lived asset's physical condition, a change in industry conditions or a substantial reduction in cash flows associated with the use of the long-lived asset. When impairment indicators are present, the determination of recoverability is made based on discounted future cash flows of the related assets or group of assets being reviewed. This evaluation requires us to make judgments regarding long-term forecasts of future revenue and costs. In turn these forecasts are uncertain in that they require assumptions about demand, future market conditions and technological developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. Given the nature of these evaluations and their application to specific asset groups and specific times, it is not possible to reasonably quantify the impact of changes in these assumptions.

        Our estimates, assumptions and judgments used in the application of our property, plant and equipment accounting policies reflect both historical experience and expectations regarding future industry conditions and operations. Using different estimates, assumptions and judgments, especially those involving the useful lives and expectations regarding future industry conditions and operations, would result in different carrying values of assets and results of operations. As of December 31, 2012 there were no indications of impairment related to our property, plant and equipment.

Derivative financial instruments and hedge accounting

        We use derivative financial instruments to mitigate our foreign currency risk and interest rate risk. These objectives are more fully described in Note 12 to the consolidated financial statements. We record all our derivative financial instruments on the statement of financial position at fair value. Market value changes result in a change in the fair value of these financial instruments. The recognition of the changes in fair value of these financial instruments is recorded in the statement of comprehensive income and is contingent upon whether the financial instruments has been designated and qualifies as part of a hedging relationship.

        Gains and losses on derivative financial instruments not designated in formal hedging relationships are recognized through profit or loss. Certain derivative financial instruments used to mitigate foreign currency risk are designated as cash flow hedges. Accordingly, unrealized gains and losses are recorded as a component of other comprehensive income or loss.

        The criteria used to determine if a financial instrument meets the definition of a derivative and qualifies for hedge accounting treatment are complex and require management to exercise professional judgment. Further, significant changes in the fair value of these financial instruments could materially impact our financial position, results of operations or cash flows.

        Prices actively quoted are used to determine the fair value of most of our financial instruments recorded on the statement of financial position at fair value. However, we utilize models and other valuation methods to determine fair value when external sources are not available. Fair value estimates also consider our own creditworthiness and the creditworthiness of counterparties involved. Our counterparties consist primarily of financial institutions. We seek to minimize credit risk through an evaluation of their financial condition and credit ratings and the use of collateral requirements under certain circumstances.

        The fair value of our financial instruments is subject to potentially significant volatility based on numerous conditions including, but not limited to changes in commodity prices, foreign currency rates, interest rates, maturity and settlement of these financial instruments. We believe that the market prices and models used to value these financial instruments represent the best information available with respect to closing exchange and over-the-counter quotations, time value and volatility factors underlying these contracts.

New Accounting Pronouncements

IAS 1 Presentation of Financial Statements

        The amendments to IAS 1 require companies to group together items within Other Comprehensive Income, or OCI, that may be reclassified ("recycled") to the profit or loss section of the income statement, separate from items within OCI that will not be recycled through profit and loss. Examples of items that may be recycled is change in fair value of cash flow hedges and currency translation differences, while examples of items, which will not be recycled are actuarial gains and losses on defined benefit plans. The Group applied the amendment in IAS 1 in the interim reports in 2013, and will apply the amendment in the annual financial statements for 2013.

IFRS 13 Fair value measurement

        IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements, and provides guidance on how to measure fair value under IFRS. IAS 41 is changed accordingly and the specific fair value requirements in IAS 41 are replaced with IFRS 13. However the fair value measurement done under IAS 41 is not expected to be changed with the application of IFRS 13. In addition IFRS 13 impacts the valuation of different financial instrument to fair value. However, the Group does not consider the measurement to be different. Extended disclosure, related quantitative information about fair value measurements for biomass using significant unobservable inputs, will apply in both the interim financial statements and in the annual report. The Group applied IFRS 13, and the amended IAS 41, in the interim reports in 2013, and will apply IFRS 13 in the annual financial statements for 2013.

IFRS 10 Consolidated financial statements

        IFRS 10 replaces parts of IAS 27 and SIC 12, and establishes a single control model that applies to all entities including special purpose entities. The change in IFRS 10 will require management to exercise significant judgment to determine which companies are controlled, and therefore, are required to be consolidated by a parent. The Group has concluded that IFRS 10 does not impact on the Groups financial statements. The Group applied IFRS 10 in the interim reports in 2013, and will apply IFRS 10 in the annual financial statements for 2013.

IFRS 12 Disclosure of interest in other entities

        IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28 Investment in Associates. A number of new disclosures are required. The full impact of IFRS 12 is yet to be assessed, but any additional disclosures will be included in the annual financial statements for 2013. The Group will apply IFRS 12 in the annual financial statements for 2013.

Quantitative and Qualitative Disclosure about Market Risk

        For disclosure regarding the quantitative and qualitative market risks, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

ITEM 6.    Directors, Senior Management and Employees

A.  Directors and Senior Management.

        The following table sets forth information regarding our directors as of the date of this registration statement.

Name	Age	Function	Date Elected	Term Expires
Ole-Eirik Lerøy	54	Chairman of Marine Harvest ASA	2013	2015
Leif Frode Onarheim	79	Vice Chairman of Marine Harvest ASA	2013	2015
Tor Olav Trøim	50	Director	2012	2014
Solveig Strand	52	Director	2012	2014
Michael Parker	60	Director	2013	2015
Cecilie Fredriksen	30	Director	2012	2014
Hege Sjo	45	Director	2012	2014
Turid Lande Solheim	43	Production Manager, Marine Harvest Norway AS	2012	2014
Geir-Elling Nygård	47	HSE Coordinator, MH Norway	2012	2014
Stein Mathiesen	40	Factory Scheduler, MH Norway Region West	2012	2014

        The following table sets forth information regarding our senior management as of the date of this registration statement:

Name	Age	Position
Alf-Helge Aarskog	46	Chief Executive Officer
Ivan Vindheim	42	Chief Financial Officer
Marit Solberg	57	Chief Operating Officer, Farming
Ola Brattvoll	45	Chief Operating Officer, Sales & Marketing
Ben Hadfield	37	Chief Operating Officer, Fish Feed

        The business address of all directors and senior management is the business address of the company.

Biographies

        Ole-Eirik Lerøy.    Mr. Lerøy has broad experience in the seafood industry and was the CEO of Lerøy Seafood Group ASA, a seafood production and distribution company based in Bergen, Norway, from 1991 to 2008, Chairman of the Norwegian Seafood Federation (FHL), a body representing companies within the fisheries and aquaculture sectors in Norway, from 2000 to 2006 and the chairman of the board of the Norwegian Seafood Export Council (NSEC), a body that promotes Norwegian seafood outside Norway, from 1994 to 2000. Mr. Lerøy is the managing director of Profond Holding AS, Lime AS, Kos Bergen AS, Brinken Holding AS and Brinken 20 Næring AS. He graduated from the Norwegian School of Management and is member of the board of the International Groundfish Forum. Mr. Lerøy is a director of Profond Holding AS, Profond AS, Kos Bergen AS and Hjellestadveien 313 AS. Mr. Lerøy has been a director of Marine Harvest ASA since 2009.

        Leif Frode Onarheim.    Mr. Onarheim was the President and CEO of Nora Industrier AS, a former manufacturer of soft drinks and food products, from 1971 to 1991 and was the President of the Norwegian School of Management from 1993 to 1997. He served as a Member of the Norwegian Parliament between 2001 and 2005 and held directorship positions at various private and governmental enterprises. Mr. Onarheim has an MBA from the Norwegian School of Economics and Business Administration. Mr. Onarheim serves as a member of the Asker Council, and is on the Executive committee of the Council of LONAR AS, a small consulting and investment business. Mr. Onarheim has been a director of Marine Harvest ASA since 2006. He has been a director at Fjord Seafood ASA, a company acquired by us, since 2005.

        Tor Olav Trøim.    Mr. Trøim has an extensive background as a director and is currently a director of Seadrill Ltd., an offshore drilling company, Frontline Ltd., a tanker company, Golar LNG Limited, a liquified natural gas company, Golden Ocean Group Ltd., a dry bulk shipping company, and Archer Ltd., an oilfield service provider. He currently holds the position of the President and Chief Executive Officer of Frontline Management AS, a tanker company. Prior to joining Frontline, Mr. Trøim served as Managing Director and a member of the Board of Directors of DNO AS, a Norwegian oil company. He holds a Master of Science degree from the University of Technology in Trondheim, Norway. Mr. Trøim was a director of Marine Harvest ASA from 2005 to 2008 and has been a director since 2012.

        Solveig Strand.    Ms. Strand has been the Managing Director of the companies within the Strand Group (since 1999) and was a Parliamentary Secretary for the Norwegian Ministry of Fisheries. She is the managing director and a board member of Havsbryn AS (since 2002), the managing director and board member of Fiskeskjer AS (since 2002) and the chairman of the board of Vasshaugen Invest AS (since 2003). She has also been a member of the county council of Møre og Romsdal and holds a degree in IT and Economics. Ms. Strand has been a director of Marine Harvest ASA since 2006. She was a director of Fjord Seafood ASA, a company acquired by us, from 2004 until 2006.

        Michael Parker.    Mr. Parker has over 30 years of general management experience in the food industry, mainly in seafood. He was a board member of the UK government seafood body, Seafish, and is currently active in the UK public affairs consultancy and publishing. Mr. Parker has been the chair of the Grimsby Institute Group, an education provider, since 2012 as well as a member of the Humber Local Enterprise Partnership, a regional group established to promote economic growth, since 2013, Lodestone (Oxford) Ltd., a strategic communication consultancy firm, since 2012 and Brookes Parker Ltd, a consultancy service and investment firm, since 2011. Mr. Parker holds a degree in Business Administration from the University of Bath and was a trustee of the Marine Stewardship Council (from 2000 to 2010). Mr. Parker has been a director of Marine Harvest ASA since 2011.

        Cecilie Fredriksen.    Ms. Fredriksen is a member of the board of Northern Offshore Ltd., an operator of offshore oil and gas drilling units and production vessels, Ship Finance International Ltd. (since 2008), a vessel owning company, and Archer Ltd., an oilfield service provider. Ms. Fredriksen holds a degree in Business and Spanish from London Metropolitan University. Ms. Fredriksen has been a director of Marine Harvest ASA since 2008.

        Hege Sjo.    Ms. Sjo was the CFO of Oslo Børs ASA, the Oslo Stock Exchange and currently holds several directorships in other companies, including Wilh. Wilhelmsen ASA, a global maritime industry group (since 2010), Det Norske Oljeselskap ASA, an oil exploration and development company (from 2008 to 2013), Polarcus Ltd., a marine geophysical company specializing in high-end towed steamer data (since 2008) and Odim ASA, an international technology group (since 2011). She has been a Senior Advisor at Hermes Investment Management Ltd., a fund manager, since 2008 and is a graduate of the Norwegian School of Economics and Business Administration. Ms. Sjo has been a director of Marine Harvest ASA since 2010.

        Turid Lande Solheim.    Ms. Solheim started in the seafood business in 1993 at Mowi AS, a seafood company acquired by us. She is currently a Production Manager in Marine Harvest Norway Region South, a position she has held since 2011. She studied Economics and Aquaculture at Molde Regional College. Ms. Solheim was elected to the board of directors as a representative of our employees. Ms. Solheim has been a director of Marine Harvest ASA since 2008.

        Geir-Elling Nygård.    Mr. Nygård started at Mowi AS, a seafood company acquired by us, in 1991 and worked at two smaller aquaculture companies prior to joining Mowi. He is currently a Health, Safety and Environment, or HSE, Coordinator at Marine Harvest Norway, a position he has held since 2012. He has a certification in carpentry and studied HSE at the University of Nordland. Mr. Nygård was elected to the board of directors as a representative of our employees. Mr. Nygård has been a director of Marine Harvest ASA since 2008.

        Stein Mathiesen.    Mr. Mathiesen began working in the seafood business in 1989 at Domstein and has been working at Marine Harvest since 2007. He is a trained food technician and is currently a Factory Scheduler at Marine Harvest Norway Region West, a position he has held since 2007. Mr. Mathiesen was elected to the board of directors as a representative of our employees. Mr. Mathiesen has been a director of Marine Harvest ASA since 2012.

        Alf-Helge Aarskog.    Mr. Aarskog has served as the CEO of Marine Harvest since 2010. Prior to his position in the company, Mr. Aarskog was the CEO of Lerøy Seafood Group ASA, from 2009 to 2010. His previous positions include executive vice president of Lerøy Seafood Group ASA (from 2007 to 2009), managing director of Lerøy Midnor AS, a subsidiary of Lerøy Seafood Group ASA (from 2004 to 2007) and head of production in Fjord Seafood ASA, a company which later merged with us (from 2002 to 2004). He holds a degree in Fish Nutrition from the University of Agriculture in Norway.

        Ivan Vindheim.    Mr. Vindheim joined Marine Harvest as CFO in 2012. Prior to joining Marine Harvest, Mr. Vindheim was the CFO of Lerøy Seafood Group ASA for five years. From 2005 to 2007 Mr. Vindheim was Vice President of Finance in Rolls-Royce, heading the finance department for reciprocating engines. Mr. Vindheim worked for Deloitte from 1996 to 2004, first within assurance services and later within corporate finance. He holds a degree in Business and an MBA from Norwegian School of Economics and Business Administration. He is also a licensed State Authorized Public Accountant and Certified European Financial Analyst. In addition, he has two years of officer school and two years of law school.

        Marit Solberg.    Ms. Solberg has been the COO of Marine Harvest's Farming segment since 2011. Prior to this role, Ms. Solberg was the managing director of Marine Harvest Norway AS from 2002 to 2011. From 2002, Ms. Solberg managed the extensive and highly successful turnaround of the Marine Harvest operations in Norway. She has a wide background in technology and production as well as merger and change management experience. Ms. Solberg has also held senior management positions in Hydro Seafood, a fish production organization, from 1996 to 2002, as well as Mowi AS, a seafood company acquired by us, from 1985 to 1996. She holds a degree in Microbiology from the University of Bergen.

        Ola Brattvoll.    Mr. Brattvoll has served as the COO of Marine Harvest's Sales and Marketing segment since December 2010. Prior to joining Marine Harvest in 2010, Mr. Brattvoll worked in the marketing and sales department of the Norwegian Seafood Export Council's Norway office (from 1995 to 2002) and Tokyo office (from 2002 to 2006). Mr. Brattvoll also worked in marketing and sales at Hallvard Lerøy AS, a Norwegian Seafood Company, both as market director (from 2006 to 2007) and vice president of sales (from 2010 to 2010). He holds a degree in Fisheries from The Norwegian College of Fisheries Science, University of Tromsø.

        Ben Hadfield.    Mr. Hadfield has been the COO of Marine Harvest's Fish Feed segment since February 2013. Prior to this position, Mr. Hadfield was a production manager in Marine Harvest Scotland (from 2007 to 2013) and the technical chairman of the Scottish Salmon Producers Organisation, the organization dedicated to improving the quality and sustainability of salmon farming in Scotland (from 2012 to 2013). His previous positions also include Technical & HSEQ Manager at Marine Harvest Scotland (from 2004 to 2007) and Environmental Manager at Marine Harvest Scotland (from 2000 to 2004). He holds degrees from the University of Sheffield and University of Manchester.

B.  Compensation.

        Remuneration for the members of the board is determined by our annual general meeting of shareholders based on a proposal from our Nomination Committee and with retrospective effect for the period from the previous annual general meeting of shareholders. The remuneration reflects the board's responsibility, expertise, time commitment and the complexity of our activities. The remuneration is not linked to our performance. All members of the board, with the exception of the chairman, and the deputy chairman receive the same remuneration. The members of the audit committee receive additional remuneration.

        The remuneration paid to our members of the board in the year ended December 31, 2012 is set forth below:

Name	Position	Fees	Salaries and Other Remuneration(1)	Total
		(in NOK)
Ole-Eirik Lerøy	Chairman	525,000	—	525,000
Leif Frode Onarheim	Vice Chairman	450,000	—	450,000
Tor Olav Trøim	Board member	138,000	—	138,000
Solveig Strand	Board member	350,000	—	350,000
Michael Parker	Board member	275,000	—	275,000
Cecilie Fredriksen	Board member	275,000	—	275,000
Hege Sjo	Board member	350,000	—	350,000
Turid Lande Solheim	Board member, employee representative	275,000	991,000	1,266,000
Geir-Elling Nygård	Board member, employee representative	275,000	464,000	739,000
Stein Mathiesen	Board member, employee representative	138,000	687,000	825,000

(1)
Remuneration is paid to the employee representatives serving on our board in their capacity as our employees and not for services performed on the board of directors.

        The board determines the principles applicable to our policy for senior executive compensation. The board is directly responsible for establishing our CEO's compensation and other benefits. The CEO is, in consultation with the chairman of the board, responsible for establishing compensation and other benefits for our other senior executives. For these purposes, our senior executives include the management team of each of our business areas as well as the senior members of the corporate staff.

        Our compensation schemes provide for a limited number of benefits in kind. These benefits are offered in line with what is common practice in local labor markets and typically include personal communication equipment, access to media and in some instances car and parking arrangements.

        The remuneration paid to our senior executives in the year ended December 31, 2012 is set forth below:

Name	Fixed Salary	Cash Bonus(1)	Share-based bonus(2)	Pension Cost(3)	Other	Total
	(in NOK)
Alf-Helge Aarskog	4,750,000	1,563,000	—	66,000	446,000	6,825,000
Ivan Vindheim(4)	1,283,000	—	—	28,000	2,074,000	3,385,000
Jørgen K. Andersen(5)	2,271,000	89,000	525,000	848,000	25,000	3,758,000
Marit Solberg	2,751,000	54,000	525,000	1,960,000	145,000	5,434,000
Ola Brattvoll	1,916,000	—	—	66,000	13,000	1,995,000
Ben Hadfield(6)	850,000	136,000	108,000	70,000	52,000	1,216,000

(1)
Pursuant to their employment agreements, each of our senior executives is entitled to participate in our annual cash bonus scheme. The scheme provides for a payment of an annual cash bonus if an employee's individual, relevant business area's and company performance targets are met. Approximately 70% of the bonus is linked to the target achievement of Marine

  Harvest and of our relevant business areas, while 30% is linked to individual target achievement. Each employee's bonus is capped at a percentage of such employee's fixed salary. The CEO's cash bonus is capped at 50% of his annual fixed salary. The cash bonus of other senior executives is capped 30% of their respective annual fixed salaries.

(2)
We provide a share-based bonus scheme to our key employees including each of our senior executives listed in this table. The scheme was launched in 2008, and the first bonus payments were made in April 2011. The main characteristics of the scheme are as follows:
  •
  The individual participating in the bonus is allotted a number of "Units." Each Unit corresponds to one ordinary share of Marine Harvest ASA and the base value of each Unit is equal to 107.5% of the market price of Marine Harvest ASA's shares at the time of allotment.

  •
  Three years after allotment, the individual is paid a cash bonus corresponding to the positive difference between the market value of an ordinary share of Marine Harvest ASA at such time and the Unit's base value, multiplied by the number of Units (i.e., the settlement).

  •
  The individual must invest the entire cash bonus, less income tax, in the ordinary shares of Marine Harvest ASA to be purchased at market prices. These shares are purchased from us (if treasury shares are available) or in the open market. We reimburse the individual's administrative expenses associated with purchasing the shares.

  •
  The individual must own the ordinary shares for a minimum of 12 months following their acquisition.

  •
  The payment of the bonus is conditional on the individual remaining employed by us during the entire earning period (i.e., from the time of allotment until settlement). For each individual, the bonus amount is capped at two years' salary.

  •
  The scheme was capped at 35 million Units per year.

  Outstanding Units will be forfeited without any compensation to the beneficiary if the individual ceases to be our employee prior to the settlement date. Allotments under this program were carried out up to and including 2011.

  Starting in 2012, we changed the structure of our share-based bonus scheme. Under the new structure, participants are allocated call options with a strike price equal to 107.5% of the market price of Marine Harvest ASA's shares at the time of allotment. The options vest four years after the grant date, but become exercisable immediately if a mandatory tender offer is made for all of our outstanding shares or if we are a non-surviving entity in a merger with another company. When the shares vest (i.e., four years after allotment), the participant must take delivery of shares of Marine Harvest ASA and cannot settle the options in cash. These shares are not subject to a holding period by the recipient.

  The call options are conditional on participants being employed by us until the call options vest. The value of the options is, for each individual, limited to two years' salary. Full adjustment is made for dividends paid by Marine Harvest ASA, from the date of allotment of the option to the date of vesting.

(3)
We provide defined benefit and defined contribution pension schemes to our key employees. The only senior executive on a defined benefit plan was Ms. Solberg.

(4)
Ivan Vindheim assumed his position in August 2012.

(5)
Jørgen Andersen left his position in August 2012 and will receive the remaining part of his termination payment, NOK 3.5 million in 2013.

(6)
Ben Hadfield assumed his position in February 2012.

        For more information on stock options, see "—E. Share Ownership."

        As of December 31, 2012, we had set aside NOK 28.5 million to provide for pensions, retirement or similar benefits for our executive officers named in the foregoing table.

C.  Board Practices.

Board of Directors

        Our Articles of Association provide that our board of directors shall consist of a minimum of six and a maximum of 12 members. As of the date of this registration statement, our board of directors was composed of seven directors nominated and elected by the shareholders (one of whom, Mr. Ole Eirik Lerøy, is also our chairman of the board) and three directors nominated and elected by our employees. In order to comply with the Norwegian Code of Practice for Corporate Governance, at least two of our shareholder-elected board members must be independent of our senior management, our material business contacts and our main shareholders. The primary responsibility of our board of directors is to oversee our operations and affairs, and to supervise the policies of senior management. The terms for three of the shareholder-elected board members will expire at the annual general meeting of shareholders to be held in 2014 and the terms for the four remaining shareholder-elected board members will expire at the annual general meeting of shareholders to be held in 2015. The terms for the three employee-elected board members will expire in 2014.

        We have entered into employment agreements with each of our executive officers. None of the board members have any service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Committees

        We have established two committees: the nomination committee (a committee independent of and outside our board) and the audit committee (a committee of our board). We have adopted a charter for each of these committees. Each committee's members and functions are as follows.

        Nomination committee.    Our nomination committee consists of Erling Lind, Merethe Haugli and Arne Hjeltnes. All of these members are independent of the board and our senior management.

        The nomination committee's responsibility is to make recommendations to the general meeting of shareholders regarding the election of directors, positions of chairman and deputy chairman of the board of directors and election of members of the nomination committee. The nomination committee proposes the remuneration for all members of the board of directors and members of the nomination committee.

        The nomination committee's substantiated recommendation of its proposals and candidates, including all relevant information about the candidates, is presented to the general meeting of shareholders. The recommendation must include all relevant information about director candidates, about the composition of the board of directors and about nomination committee candidates. The recommendation must also describe how the committee carried out its work and the committee's view on the following:

  •
  whether the number of board directors is appropriate,

  •
  whether the nomination committee has sufficient resources and expertise, and

  •
  whether the committee instructions ought to be amended.

        Audit committee.    The audit committee consists of Leif Frode Onarheim, Solveig Strand and Hege Sjo, with Mr. Onarheim acting as chairman of the audit committee. All three members of the audit committee are deemed independent of our senior management. The audit committee reports to the board of directors and conducted ten meetings during 2012. The responsibility of the audit committee is to monitor our financial reporting process and the effectiveness of our systems for internal control and risk management. The audit committee keeps in regular contact with our auditor regarding the auditing of the annual accounts and evaluates and oversees the auditor's independence. The audit committee reviews ethics and compliance issues.

Code of Ethics and Ethical Guidelines

        Our Code of Conduct describes our commitment and requirements in connection with ethical issues relevant to business practice and personal conduct. We will, in our business activities, comply with applicable laws and regulation and act in an ethical, sustainable and socially responsible manner. The Code of Conduct has been communicated to all employees and it is expected that a personal commitment to follow the Code of Conduct is made by each employee.

D.  Employees.

        See "Item 4—Information on the Company—B. Business Overview—Business—People—Providing Safe and Meaningful Jobs."

E.  Share Ownership.

Share Purchase Program

        All permanent employees in Marine Harvest ASA and its Norwegian subsidiaries have in 2009 through 2012 had the opportunity to acquire our ordinary shares within the scope of the Norwegian Tax Act Section 5-14. These provisions provide these employees with an opportunity to receive a tax free benefit of NOK 1,500 in connection with their participation in this scheme. The employees are given the opportunity to receive acquisition financing through a loan from us, which is deducted from their salary over a period of a maximum of ten months.

Outstanding Equity Awards to Certain Members of Senior Management

        The following table sets forth Units and call options for our ordinary shares held by certain members of our senior management as of January 21, 2014. No Units granted prior to 2010 are currently outstanding. No call options other than those stated in the table below were granted by us to members of our senior management and are currently outstanding. We do not grant call options (or any other equity securities) to our board members in their capacity as members of the board.

	2013 Allotment of Call Options(1)(3)	2012 Allotment of Call Options(1)(3)	2011 Allotment of Units(1)(2)(3)
Alf-Helge Aarskog	517,902	517,902	587,475
Ivan Vindheim	103,580	103,580	—
Marit Solberg	103,580	103,580	146,869
Ola Brattvoll	103,580	103,580	146,869
Ben Hadfield	41,432	—	29,374

(1)
Presents the number of options or Units granted, adjusted for dividends and changes in the equity capital during the term of the option according to the Oslo Stock Exchange's derivative rules.

(2)
For a discussion of "Units" see footnote two in "—Compensation."

(3)
As of January 21, 2014 the strike price of the 2013 options was NOK 54.450 as expressed in terms of the executed reverse share split. As of January 21, 2014 the strike price of the 2012 options was NOK 33.694 as expressed in terms of the executed reverse share split. As of January 21, 2014 the strike price of the 2011 units was NOK 62.581 as expressed in terms of the executed reverse share split.

ITEM 7.    Major Shareholders and Related Party Transactions

A.  Major Shareholders.

        The following table sets forth information with respect to the beneficial ownership of our shares by:

  •
  each of our directors, director nominees, and executive officers individually and as a group; and

  •
  each person known to us to own beneficially more than 5% of our issued ordinary shares.

        The calculations in the table below are based on 410,317,759 shares outstanding as of January 24, 2014, which comprise our entire issued and outstanding share capital as of that date. As of January 24, 2014, 46,896,678 of our shares were held in the United States, comprising 11.43% of our issued share capital. In addition, as of January 10, 2014, we had 118 shareholders of record in the United States.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

        All ordinary shares have the same voting rights.

        We are not aware of any arrangement that may, at a subsequent date, result in a change of control of us.

	As of January 24, 2014
	Total Ordinary Shares	Total % of Issued Share Capital
Directors and Executive Officers:
Ole-Eirik Lerøy(1)	5,722,000	1.4%
Leif Frode Onarheim(2)	32,500	*
Solveig Strand(3)	2,000	*
Michael Parker	—	—
Cecilie Fredriksen(4)	—	—
Tor Olav Trøim	500	*
Hege Sjo	—	—
Turid Lande Solheim	290	*
Geir-Elling Nygård	—	—
Stein Mathiesen	3,02	*
Alf-Helge Aarskog, CEO	1,039,27	*
Ivan Vindheim, CFO	3,02	*
Marit Solberg, COO, Farming	388,84	*
Ola Brattvoll, COO, Sales and Marketing	3,02	*
Ben Hadfield, COO, Fish Feed	49,48	*
All directors and executive officers as a group	5,905,961	1.5%
Major Shareholders:
Geveran Trading Co. Ltd.(5)	111,673,123	27.2%
Folketrygdfondet(6)	36,938,768	9.0%
State Street Global Advisors, Inc.(7)	22,061,108	5.38%

*
Represents less than 1% of our issued and outstanding share capital.

(1)
Ole-Eirik Lerøy and his affiliate own 2,722,000 shares in Marine Harvest ASA, and have a right to acquire 3,000,000 shares pursuant to a forward agreement. The settlement date of the forward agreement is January 6, 2016 and the purchase price is NOK 77.3 per share.
(2)
Leif Frode Onarheim's shares are owned beneficially through LONAR AS.
(3)
Solveig Strand's shares are held beneficially through Aquarius Invest AS.
(4)
Cecilie Fredriksen is a member of the class of beneficiaries of the trusts which indirectly control Geveran Trading Co. Ltd., our largest shareholders.
(5)
Geveran Trading Co. Ltd., which is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, including Cecilie Fredriksen, one of our directors, holds 111,673,123 shares representing 27.2% of the issued capital in Marine Harvest ASA and has an additional exposure to the share through total return swap, or TRS, agreements relating to 7,000,000 shares in Marine Harvest ASA. Refer to note 23 to our audited annual consolidated financial statements included elsewhere in this registration statement for further information regarding TRS agreements. To the best of the company's knowledge, voting and decision making power is held by trusts established by John Fredriksen for the benefit of his immediate family.
(6)
To the best of the company's knowledge, voting and decision making authority over shares held by Folketrygdfondet is held by the board of directors and management, under the direction of the Norwegian Ministry of Finance.
(7)
According to publicly available information, State Street Global Advisors, Inc. is owned by State Street Corp., which is a publicly held company incorporated in Massachusetts.

B.  Related Party Transactions.

        Not applicable, but refer to note 25 to our audited annual consolidated financial statements for a description of transactions between us and companies in which we hold less than 50% ownership.

C.  Interests of Experts and Counsel.

        Not applicable.

ITEM 8.    Financial Information

A.  Consolidated Financial Statements and Other Financial Information

        See "Item 18. Financial Statements" for a list of all financial statements filed as part of this registration statement. See "Item 4. Key Information—B. Business overview" for a discussion of legal proceedings and sales by country. See "Item 10. Additional Information—Memorandum and Articles of Association" for a description of our dividend policy.

        On October 23, 2013, we published our unaudited interim financial statements for the three and nine month periods ended September 30, 2013 in Norway. We present such financials beginning on page S-1 of this registration statement.

B.  Significant Changes

        See "Item 5. Operating and Financial Review and Prospects."

ITEM 9.    The Offer and Listing

A.  Offer and Listing Details.

        Pan Fish ASA's ordinary shares were listed on the OSE in 1997. After a name change, our ordinary shares have been trading on the OSE under the symbol "MHG" since 2007. We are in the process of applying to have our ADSs, each of which will represent one of our ordinary shares, listed on the NYSE under the symbol "MHG." We make no representation that such application will be approved or that our ADSs will trade on such market either now or at any time in the future. The ADSs may be issued in certificated or uncertificated form, as more fully described in "Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares." No new shares will be issued in connection with this registration statement. As of January 24, 2014 we had 410,377,759 ordinary shares issued and outstanding. The shares have a nominal value of NOK 7.5. See "Item 10. Additional Information—B. Memorandum and Articles of Association" for a description of the rights attaching to the shares. Also see "Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares" for a description of the rights attaching to the ADSs.

        The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the OSE in NOK.

	Price per ordinary share
	High	Low
Annual:
Year ended December 31, 2008	4.26	0.97
Year ended December 31, 2009	4.65	1.05
Year ended December 31, 2010	6.44	4.24
Year ended December 31, 2011	7.00	2.19
Year ended December 31, 2012	5.21	2.61
Quarterly:
Three months ended September 30, 2010	5.20	4.24
Three months ended December 31, 2010	6.44	5.03
Three months ended March 31, 2011	7.00	6.01
Three months ended June 30, 2011	7.00	4.19
Three months ended September 30, 2011	4.48	2.58
Three months ended December 31, 2011	2.77	2.19
Three months ended March 31, 2012	3.45	2.61
Three months ended June 30, 2012	4.22	2.73
Three months ended September 30, 2012	4.89	3.89
Three months ended December 31, 2012	5.21	4.48
Three months ended March 31, 2013	6.04	5.02
Three months ended June 30, 2013	6.37	5.53
Three months ended September 30, 2013	6.51	5.64
Most Recent Six Months:
July 2013	6.35	5.88
August 2013	6.09	5.64
September 2013	6.51	5.82
October 2013	7.19	6.35
November 2013	7.08	6.71
December 2013	7.38	7.07
January 2014 (through January 14)	7.40	7.13

B.  Plan of Distribution.

        Not applicable.

C.  Markets.

        Our ordinary shares are trading on the OSE. We are in the process of applying to have our ADSs listed on the NYSE under the symbol "MHG." We make no representation that such application will be approved or that our ADSs will trade on such market either now or at any time in the future.

D.  Selling Shareholders.

        Not applicable.

E.  Dilution.

        Not applicable.

F.  Expenses of the Issue.

        Not applicable.

ITEM 10.    Additional Information

A.  Share Capital.

        This is a summary of material information relating to our share capital, including summaries of certain provisions of our articles of association and the applicable Norwegian law in effect at the date of this registration statement, including the Norwegian Public Limited Liability Companies Act. Refer to the full text of our articles of association in English, which is filed as an exhibit to the registration statement. Reference in this section to "we," "us," "our" and "the company" refer to Marine Harvest ASA only.

        Marine Harvest ASA is a public limited liability company organized under the laws of Norway with its registered office at Sandviksboder 77A/B 5035 Bergen, Norway. Our registration number in the Norwegian Register of Business Enterprises is 964 118 191. Marine Harvest ASA was incorporated on May 18, 1992 under the name Pan Fish Holding AS.

        Our share capital is NOK 2.811 million divided into 410,377,759 ordinary shares having a nominal value of NOK 7.5 per share. As of December 31, 2011, we had 3.581 million shares issued and outstanding (expressed in terms of shares prior to the reverse stock split). As of December 31, 2012, we had 3.748 million shares issued and outstanding (expressed in terms of shares prior to the reverse stock split), an increase of 4.7%. As of the date of this registration statement, we held 40,970 shares in treasury.

        At the extraordinary general meeting held on January 20, 2014, the shareholders voted to consolidate the company's share capital at a ratio of 10:1, resulting in the increase in the nominal value of our shares from NOK 0.75 to NOK 7.5.

        There are no outstanding share options, warrants, convertible loans or other instruments which entitle the holder to require that we issue new shares other than what is described in Item 5. "Operating and Financial Review and Prospects—Borrowings," "Item 6. Directors, Senior Management and Employees—B. Compensation" and "Item 6. Directors, Senior Management and Employees—E. Share Ownership."

Authorization to the Board to Increase the Share Capital and to Issue New Ordinary Shares

        At the extraordinary general meeting held on January 20, 2014, the shareholders granted the board of directors authority to increase the share capital by NOK 6.75 through the issuance of nine shares.

        At the annual general meeting held on May 23, 2013, the shareholders granted the board of directors authority to increase the share capital by up to NOK 281,125,500 through issuing up to 374,834,000 ordinary shares (expressed in terms of shares prior to the reverse stock split) having a nominal value of NOK 0.75 each. This authority lasts until the annual general meeting of 2014, but not past July 1, 2014. The board of directors may waive the pre-emptive rights of shareholders to these shares.

        At the annual general meeting held on May 23, 2013, the shareholders granted the board of directors authority to increase the share capital by up to NOK 615,000,000 through issuing up to 820,000,000 ordinary shares (expressed in terms of shares prior to the reverse stock split) having a nominal value of NOK 0.75 each. This authority may only be used to issue new ordinary shares to shareholders of Cermaq ASA, or Cermaq, as full or partial consideration for transfer of shares of Cermaq to us. This authority lasts until December 31, 2013. The board of directors may waive the pre-emptive rights of shareholders to these shares. In June 2013, we made a tender offer for all the outstanding shares in Cermaq, which we terminated because the minimum acceptance level was not met.

        At the annual general meeting held on June 4, 2012, the shareholders granted the board of directors authority to increase the company's share capital by up to NOK 134,300,000 represented by up to 179,066,667 shares (expressed in terms of shares prior to the reverse stock split), having a nominal value of NOK 0.75 per share. We issued 167,201,054 shares under this authority in connection with the acquisition of Morpol. The authority expired at the annual general meeting in 2013.

Authorization to the Board to Acquire Our Shares

        At the annual general meeting held on May 23, 2013, the shareholders granted the board of directors authority to allow us to acquire our shares. The aggregate nominal value of shares that may be acquired pursuant to this authority cannot exceed NOK 281,125,500 (expressed in terms of shares prior to the reverse stock split), which equated to 10% of our share capital at the time of the shareholder's meeting. The minimum and maximum price at which we can acquire our shares pursuant to this authority is NOK 0.75 per share and NOK 12 per share (expressed in terms of shares prior to the reverse stock split), respectively. The authorization is valid until the annual general meeting in 2014, but not past July 1, 2014.

        On August 21, 2013, the board of directors used parts of this authorization to purchase 3,669,797 of our shares (NOK 2,752,348 in nominal value and expressed in terms of shares prior to the reverse stock split) in the open market at an average price of NOK 5.8967 per share. The shares were purchased for resale to 51 senior executives who participated in the 2010 allotment under our share-based bonus scheme.

Authorization to the Board to Issue Convertible Bonds

        At the annual general meeting held on May 23, 2013, the shareholders granted the board of directors authority to allow us to issue bonds with an aggregate principal amount of up to NOK 3,200,000,000 convertible into our ordinary shares. Subject to this aggregate amount limitation, the authority may be used on more than one occasion. The number of shares to be issued in settlement of such bonds cannot exceed 640,000,000 shares (expressed in terms of shares prior to the reverse stock split), representing an increase in our share capital of maximum NOK 480,000,000. This authority lasts until the annual general meeting of 2014, but not past July 1, 2014. The board of directors may waive the pre-emptive rights of shareholders to subscribe for shares issued upon conversion loans.

B.  Memorandum and Articles of Association.

Summary of our Articles of Association

        Name of the company:    Our registered name is Marine Harvest ASA. We are a Norwegian public limited liability company. Our registration number in the Norwegian Register of Business Enterprises is 964 118 191.

        Registered office:    Our registered office is in Bergen municipality, Norway.

        Object of the company:    The object of our company is production, refinement, sale and distribution of seafood and goods used in seafood production, either directly or through participation in other companies and thereto-related activities.

        Share capital:    Our share capital is NOK 3,077,833,192.5 divided into 410,377,759 ordinary shares.

        Nominal value of shares:    The nominal value of each ordinary share is NOK 7.5.

        Board of directors:    Our articles of association provide that our board of directors shall be composed of a minimum of six and a maximum of 12 directors.

        Our articles of association follow the Norwegian model and are brief, with the remainder of the rights and obligations embedded within the Norwegian Public Limited Liability Companies Act.

General Meetings

        In accordance with Norwegian law, our annual general meeting of shareholders must be held each year on or prior to June 30. Norwegian law requires that written notice of general meetings be sent to all shareholders whose addresses are known at least 21 days prior to the date of the meeting. A shareholder may vote at the general meeting either in person or by proxy. The annual general meetings of shareholders deal with the annual report and accounts, including distribution of dividends, and any other matters as required by law or our articles of association.

        In addition to the annual general meeting, extraordinary general meetings of shareholders may be held if deemed necessary by the board of directors. An extraordinary general meeting must be convened for consideration of certain matters upon written request of our auditors or of shareholders representing a total of at least 5% of the outstanding share capital.

Voting Rights

        All of our ordinary shares carry equal right to vote at general meetings. Except as otherwise provided, decisions which shareholders are entitled to make pursuant to Norwegian law or our articles of association may be made by a simple majority of the votes cast. In the case of elections, the persons who obtain the most votes cast are deemed elected. However, certain decisions, including resolutions to waive preferential rights in connection with any share issue, to approve a merger or demerger, to amend our articles of association or to authorize an increase or reduction in our share capital, must receive the approval of at least two-thirds of the aggregate number of votes cast as well as two-thirds of the share capital represented at a shareholders' meeting.

        In order to be entitled to vote at a shareholders' meeting, a shareholder must be registered as the owner of shares in the share register kept by the Norwegian Central Securities Depository, referred to as the VPS System (described below), or, alternatively, attend a meeting and provide evidence of share ownership.

        Beneficial owners of shares which are registered in the name of a nominee are not entitled to vote under Norwegian law, nor are any persons who are designated in the register as holding such shares as nominees. The beneficial owners of ADSs will therefore only be able to vote at meetings by surrendering their ADSs, withdrawing their ordinary shares from the ADS depositary and registering their ownership of such ordinary shares directly in our share register in the VPS System. Alternatively, the ADS holder may instruct the ADR depositary to vote for the ordinary shares underlying the ADSs on behalf of the holder, provided that the ADS holder instructs the depositary to execute a temporary transfer of the underlying ordinary shares in the VPS System to the beneficial owner. Similarly, beneficial owners of ordinary shares registered through other VPS-registered nominees will not be able to vote their shares unless their ownership is re-registered in the name of the beneficial owner prior to the relevant shareholders' meeting.

The VPS System and Transfer of Shares

        The VPS System is Norway's paperless centralized securities registry. It is a computerized bookkeeping system that is operated by an independent body used to record ownership of and transactions in or relating to shares in Norwegian public companies. Our share register is operated through the VPS System.

        All transactions relating to securities registered with the VPS are made through computerized book entries. No physical share certificates are or can be issued. The VPS System confirms each entry by sending a transcript to the registered shareholder regardless of beneficial ownership. To effect these entries, the individual shareholder must establish a securities account with a Norwegian account agent. Norwegian banks, the Central Bank of Norway, authorized investment firms in Norway, bond issuing mortgage companies, management companies for securities funds (insofar as units in securities funds they manage are concerned) and Norwegian branches of credit institutions established within the European Economic Area are allowed to act as account agents.

        The entry of a transaction in the VPS System is prima facie evidence in determining the legal rights of parties as against the issuing company or a third party claiming an interest in the subject security.

        VPS is strictly liable for any direct economic loss resulting from an error in connection with registering, altering or canceling a right unless the error is caused by matters outside VPS's control and which VPS could not reasonably be expected to avoid or mitigate. VPS's liability is capped at NOK 500 million. The courts may reduce or set aside VPS's liability if the person who has suffered the loss has contributed to the loss willfully or negligently.

        VPS must provide information to the Norwegian Financial Supervisory Authority, or FSA, on a regular basis, as well as any information that the FSA requests. Further, Norwegian tax authorities may require certain information from VPS regarding any individual's holdings of securities, including information about dividends and interest payments.

        Non-Norwegian shareholders may register their shares in VPS in the name of a nominee (bank or other nominee) approved by the FSA. An approved and registered nominee has a duty to provide information on demand about beneficial shareholders to the company and to the Norwegian authorities. In case of registration by nominees, the registration in VPS must show that the registered owner is a nominee under Norwegian law. A registered nominee has the right to receive dividends and other distributions, but cannot vote in general meetings on behalf of the beneficial owners. A transferee or assignee of shares may not exercise the rights of a shareholder with respect to his or her shares unless that transferee or assignee has registered his or her shareholding or has reported and shown evidence of such share acquisition and the acquisition of such shares is not prevented by law, our articles of association or otherwise.

Amendments to our Articles of Association, including Variation of Rights

        The affirmative vote of two-thirds of the votes cast as well as two-thirds of the aggregate share capital represented at the general meeting is required to amend our articles of association. Any amendment which would reduce any shareholder's right in respect of dividends payments or other rights to our assets or restrict the transferability of shares requires a vote of at least 90% of the aggregate share capital represented in a general meeting. Certain types of changes in the rights of our shareholders require the consent of all affected shareholders as well as the majority normally required to amend our articles of association.

Additional Issuances and Preferential Rights

        If we issue any new shares, including bonus share issues, our articles of association must be amended, which requires the same vote as other amendments to our articles of association. In addition, under Norwegian law, our shareholders have a preferential right to subscribe to issues of new shares by us. The preferential rights may be waived by a resolution at a general meeting passed by the same majority required to approve amendments to our articles of association.

        The general meeting may, with a majority vote as described above, authorize the board of directors to issue new shares and to waive the preferential rights of shareholders in connection with such issuances. Such authorization may be effective for a maximum of two years and the nominal value of the shares to be issued may not exceed 50% of the nominal share capital when the authorization was granted.

        The issuance of shares to holders who are citizens-or residents of the United States upon the exercise of preferential rights may require us to file a registration statement in the United States under United States securities laws. If we decide not to file a registration statement, these holders may not be able to exercise their preferential rights.

        Under Norwegian law, bonus share issues may be distributed, subject to shareholder approval, by transfer from our distributable equity or from our share premium reserve. Any bonus issues may be effected either by issuing shares or by increasing the nominal value of the shares outstanding.

Minority Rights

        Norwegian law contains a number of protections for minority shareholders against oppression by the majority including those described in this paragraph. Any shareholder may petition the courts to have a decision of the board of directors or a shareholders' general meeting declared invalid on the grounds that it unreasonably favors certain shareholders or third parties to the detriment of other shareholders or the company. In certain grave circumstances shareholders may require the courts to dissolve the company as a result of such decisions. Shareholders holding 5% or more of our share capital have a right to demand that we hold an extraordinary general meeting to discuss or resolve specific matters. In addition, any shareholder may demand that we place an item on the agenda for any shareholders' meeting if we are notified in time for such item to be included in the notice of the meeting.

Payment of Dividends

        Our policy is to maintain a dividend level that reflects the present and future cash generation potential of the company. We target a net interest-bearing debt/equity ratio of less than 0.5x. When the target level is met, we aim to distribute as dividends at least 75% of the annual free cash flow after operational and financial commitments. NIBD/equity is a non-IFRS financial measure, Refer to "Item 3. Key Information—A. Selected Financial Data" for a description of how we define and calculate NIBD/equity.

Rights of Redemption and Repurchase of Shares

        Our share capital may be reduced by reducing the par value of our shares or by cancelling our shares. Such a decision requires the approval of at least two-thirds of the aggregate number of votes cast and at least two-thirds of the share capital represented at the general meeting of shareholders. Redemption of individual shares requires consent of the holders of the shares to be redeemed.

        We may purchase our shares if an authorization to do so has been given by a general shareholders' meeting with the approval of at least two-thirds of the aggregate number of votes cast as well as two-thirds of the share capital represented at the meeting. The aggregate nominal value of treasury shares held by the company must not exceed 10% of the company's share capital and treasury shares may only be acquired if the company's distributable equity, according to the latest adopted balance sheet, exceeds the consideration to be paid for the shares. The authorization by the general meeting cannot be given for a period exceeding 18 months.

Shareholders' Votes on Certain Reorganizations

        A decision to merge with another company or to demerge requires a resolution of our shareholders at a general meeting passed by a two-thirds majority of the aggregate votes cast as well as two-thirds of the aggregate share capital represented at the general meeting. A merger plan or demerger plan signed by the board of directors along with certain other required documentation would have to be sent to all shareholders at least one month prior to the shareholders' meeting.

        Any agreement between us and a shareholder or a shareholder's related party, a director or the Chief Executive Officer where the consideration exceeds the equivalent of 5% of our share capital must be approved by a shareholders' general meeting. This does not apply to acquisition of listed securities at market price or to agreements in the ordinary course of business entered into on normal commercial terms.

Liability of Directors

        Our directors and the Chief Executive Officer owe a fiduciary duty to the company and its shareholders. Their fiduciary duty requires that they act in our best interests when exercising their functions and to exercise a general duty of loyalty and care toward us. Their principal task is to safeguard the interests of the company.

        Our directors and the Chief Executive Officer can each be held liable for any damage they negligently or willfully cause us. Norwegian law permits the general meeting to exempt any such person from liability, but the exemption is not binding if substantially correct and complete information was not provided at the general meeting when the decision was taken. If a resolution to grant such exemption from liability or to not pursue claims against such a person has been passed by a general meeting with a smaller majority than that required to amend our articles of association, shareholders representing more than 10% of the share capital or (if there are more than 100 shareholders) more than 10% of the number of shareholders may pursue the claim on our behalf and in our name. The cost of any such action is not our responsibility, but can be recovered from any proceeds we receive as a result of the action. If the decision to grant exemption from liability or to not pursue claims is made by such a majority as is necessary to amend the articles of association, the minority shareholders cannot pursue the claim in our name.

Indemnification of Directors and Officers

        Neither Norwegian law nor our articles of association contain any provision concerning indemnification by us of our board of directors.

Distribution of Assets on Liquidation

        Under Norwegian law, a company may be wound-up by a resolution of the company's shareholders in a general meeting passed by both a two-thirds majority of the aggregate votes cast and two-thirds of the aggregate share capital represented at the meeting. The shares rank equal in the event of a return on capital by the company upon a winding-up or otherwise.

The Norwegian Securities Trading Act

        Norwegian companies listed on the Oslo Stock Exchange and their shareholders are required to comply with the provisions of the Norwegian Securities Trading Act.

Disclosure of Acquisitions and Disposals

        A person, entity or group acting in concert that acquires or disposes of shares, options for shares or other rights to shares resulting in its beneficial ownership, directly or indirectly, in the aggregate, reaching, exceeding or falling below the respective thresholds of 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3% or 90% of our share capital has an obligation under Norwegian law to notify us and the Oslo Stock Exchange of such action immediately. The same applies if the disclosure thresholds are crossed due to other circumstances, such as a change in the company's share capital. A corresponding disclosure obligation applies with respect to any holder of ADSs who is entitled upon surrender of the ADSs to acquire directly or indirectly the beneficial ownership of a number of shares that, together with any other shares, additional ADSs representing ordinary shares or options for shares or other rights to shares resulting in its beneficial ownership, directly or indirectly, in the aggregate, meets, exceeds or falls below these thresholds.

Mandatory Bid Requirement

        Norwegian law requires any person, entity or group acting in concert that acquires more than one-third of the voting rights of a Norwegian company listed on the OSE to make an unconditional general offer to acquire the whole of the outstanding share capital of that company. A mandatory offer obligation may also be triggered where a party acquires the right to become the owner of shares that, together with the party's own shareholding, represent more than one-third of the voting rights in the company and the Oslo Stock Exchange determines that this is regarded as an effective acquisition of the shares in question.

        The offer will be subject to approval by the OSE before submission of the offer to the shareholders. The offer must be in cash or contain a cash alternative at least equivalent to any other consideration offered. The offering price per share must be at least as high as the highest price paid by the offeror in the six-month period prior to the date the one-third threshold was crossed, but equal to the market price if it is clear that the market price was higher when the one-third threshold was crossed. A shareholder who fails to make the required offer must within four weeks dispose of sufficient shares so that the obligation ceases to apply. Otherwise, the OSE may cause the shares exceeding the one-third limit to be sold by public auction. A shareholder who fails to make such bid cannot, as long as the mandatory bid requirement remains in force, vote the portion of his shares which exceed the one-third limit or exercise any rights of share ownership in respect of such shares, unless a majority of the remaining shareholders approve, other than the right to receive dividends and preferential rights in the event of a share capital increase. In addition, the OSE may impose a daily fine upon a shareholder who fails to make the required offer.

        Any person, entity or consolidated group that owns shares representing more than one-third of the votes in a Norwegian company listed on a Norwegian regulated market is obliged to make an offer to purchase the remaining shares of the company (repeated offer obligation) if the person, entity or consolidated group through acquisition becomes the owner of shares representing 40%, or more of the votes in the company. The same applies correspondingly if the person, entity or consolidated group through acquisition becomes the owner of shares representing 50% or more of the votes in the company.

        Any person, entity or consolidated group that has passed any of the above mentioned thresholds in such a way as not to trigger the mandatory bid obligation, and has therefore not previously made an offer for the remaining shares in the company in accordance with the mandatory offer rules is, as a main rule, obliged to make a mandatory offer in the event of a subsequent acquisition of shares in the company.

Compulsory Acquisition

        A shareholder who, directly or via subsidiaries, acquires shares representing more than 90% of the total number of issued shares as well as more than 90% of the total voting rights has the right (and each remaining minority shareholder of that company would have the right to require the majority shareholder) to effect a compulsory acquisition for cash of any shares not already owned by such shareholder. A compulsory acquisition has the effect that the 90% shareholder becomes the owner of the shares of the minority shareholders with immediate effect.

        A 90% shareholder who effects a compulsory acquisition is required to offer the minority shareholders a specific price per share. The determination of the offer price is at the discretion of the 90% shareholder. Should any minority shareholder not accept the offered price, such minority shareholder may, within a specified period of not less than two months, request that the price be set by the Norwegian courts. The cost of such court procedure would normally be charged to the account of the 90% shareholder, and the courts would have full discretion in determining the consideration due to the minority shareholder as a result of the compulsory acquisition.

C.  Material Contracts.

        Not applicable.

D.  Exchange Controls

        There are currently no foreign exchange control restrictions in Norway that would potentially restrict the payment of dividends to a shareholder outside Norway, and there are currently no restrictions that would affect the right of shareholders of a company that has its shares registered with the VPS who are not residents in Norway to dispose of their shares and receive the proceeds from a disposal outside Norway. There is no maximum transferable amount either to or from Norway, although transferring banks are required to submit reports on foreign currency exchange transactions into and out of Norway into a central data register maintained by the Norwegian customs and excise authorities. The Norwegian police, tax authorities, customs and excise authorities, the National Insurance Administration and the Norwegian FSA have electronic access to the data in this register.

        Foreign investors may trade shares listed on the Oslo Stock Exchange through any broker that is a member of the OSE, whether Norwegian or foreign.

E.  Taxation

        The following summary of the Norwegian tax and United States federal income tax consequences of ownership of the ADSs or ordinary shares is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date of this registration statement. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of the ADSs or ordinary shares. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of the ADSs or ordinary shares. Each ADS holder is urged to consult its own tax adviser as to the particular tax consequences to such holder of the ownership and disposition of the ADSs or ordinary shares, including the applicability and effect of any other tax laws or tax treaties, of pending or proposed changes in applicable tax laws as of the date of this registration statement, and of any actual changes in applicable tax laws after such date.

Material Norwegian Tax Considerations

General

        Please note that for the purpose of the summary below, a reference to a Norwegian or foreign shareholder or company refers to the tax residency rather than the nationality or the registration of the shareholder or company. Norwegian shareholders and companies which are tax residents in Norway are not allowed to own ADSs.

Taxation of Dividends

        Norwegian corporate shareholders such as limited liability companies, mutual funds, savings banks, mutual insurance companies or similar entities (Corporate Shareholders) are exempt from tax on dividends in accordance with the Norwegian participation exemption. However, under the participation exemption, 3% of any such dividends will generally be taxable at a rate of 28%, i.e., the dividends received will be subject to an effective tax of 0.84%.

        Dividends distributed to Norwegian shareholders that are individuals (Personal Shareholders) are taxable as general income at a rate of 28% to the extent the dividends exceed a statutory tax-free allowance. Norwegian Personal Shareholders may be entitled to deduct a calculated allowance when calculating their taxable dividend income. The allowance is calculated on a share-by-share basis, and the allowance for each share is equal to the cost price of the share, multiplied by a risk-free interest rate based on the effective rate after tax of interest on treasury bills (Statskasseveksler) with three months maturity.

        Non-resident shareholders are, as a general matter, subject to a withholding tax at a rate of 25% on dividends distributed by Norwegian companies. This withholding tax does not apply to Corporate Shareholders resident for tax purposes in European Economic Area (EEA) countries. However, Corporate Shareholders resident in a low tax jurisdiction within the EEA will not benefit from the participation exemption, unless it has a "real establishment" in an EEA country and takes part in "genuine economic activity" there.

        The withholding tax rate of 25% is often reduced through tax treaties between Norway and the country in which shareholder may be a resident. Generally, the treaty rate does not exceed 15% and in cases where a corporate shareholder holds a qualifying percentage of the shares of the distributing company, the withholding tax rate on dividends may be further reduced, even to zero percent under some tax treaties. The withholding tax rate in the tax treaty between the United States and Norway is currently 15% in all cases. However, the treaty is in the process of being renegotiated. The withholding tax does not apply to shareholders that carry on business activities in Norway and whose shares are effectively connected with such activities. In that case, the rules described in the paragraph above regarding shareholders resident in Norway for tax purposes apply. We are obligated by law to deduct any applicable withholding tax when paying dividends to non-resident shareholders.

        In accordance with the administrative system in Norway, a Norwegian distributing company will normally deduct withholding tax at the regular rate or reduced rate according to an applicable tax treaty, based on the information registered with the VPS with regard to the tax-residency of the foreign shareholder. Dividends paid to foreign shareholders in respect of nominee-registered shares will be subject to withholding tax at the general rate of 25% unless the nominee, by agreeing to provide certain information regarding beneficial owners, has obtained approval for a reduced rate from the Central Office for Foreign Tax Affairs (Sentralskattekontoret for utenlandssaker), or COFTA.

        Dividends paid to the depositary for redistribution to shareholders holding ADSs will at the outset be subject to a withholding tax of 25%. The beneficial owners will in this case have to apply to COFTA for refund of the excess amount of tax withheld. The same applies to other shareholders, who should either be exempt from withholding tax according to the EEA exemption or an applicable tax treaty, who have suffered a higher withholding tax than set out in such EEA exemption or tax treaty. As yet, there is no standardized application form to obtain a refund of Norwegian withholding tax. An application should contain the following:

  •
  a specification of the distributing company or companies involved, the exact amount of shares, the date the dividend payments were made, the total dividend payment, the withholding tax drawn in Norway and what amount is being reclaimed. The withholding tax must be calculated in Norwegian currency and all sums specified accordingly (in NOK);

  •
  documentation that shows that the refund claimant received the dividends and which withholding tax rate was used in Norway;

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  a certificate of residence issued by the tax authorities stating that the refund claimant is resident for tax purposes in that state in the income year in question or at the time the dividends were decided. This documentation must be in original form;

  •
  the information necessary to decide whether the refund claimant is an entity comprised by the tax exemption model;

  •
  the information necessary to decide whether the refund claimant is the beneficial owner of the dividend payment(s); and

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  if the securities are registered with a foreign custodian/bank/clearing central the claimant must submit information on which foreign custodian/bank/clearing central the securities are registered with in Norway.

        The application must be signed by the applicant. If the application is signed by proxy, a copy of the letter of authorization must be enclosed.

        However, pursuant to agreements with the FSA and the Norwegian Directorate of Taxes, Citibank, N.A., acting as depositary, is entitled to receive dividends from us for redistribution to a beneficial owner of ADSs at the applicable treaty withholding rate, provided the beneficial holder has furnished Citibank, N.A. with appropriate certification to establish such holder's eligibility for the benefits under an applicable tax treaty with Norway.

        Wealth Tax.    The shares are included when computing the wealth tax imposed on Personal Shareholders who for tax purposes are considered resident in Norway. Norwegian joint stock companies and certain similar entities are not subject to wealth tax. Currently, the marginal wealth tax rate is 1.1% of the value assessed. The value for assessment purposes for shares listed on the Oslo Stock Exchange is the full listed value of such shares as of January 1 in the year of assessment.

        Non-resident shareholders are not subject to wealth tax in Norway for shares in Norwegian joint stock companies unless the shareholder is an individual and the shareholding is effectively connected with his business activities in Norway.

        Inheritance Tax and Gift Tax.    When ordinary shares or ADSs are transferred, either through inheritance or as a gift, such transfer may give rise to inheritance tax in Norway if the deceased, at the time of death, or the donor, at the time of the gift, is a resident or citizen of Norway. If a Norwegian citizen at the time of death, however, is not a resident of Norway, Norwegian inheritance tax will not be levied if an inheritance tax or a similar tax is levied by the country of residence. Irrespective of citizenship, Norwegian inheritance tax may be levied if the ordinary shares or ADSs are effectively connected with the conduct of a trade or business through a permanent establishment in Norway.

Taxation upon Disposition of Shares

        Corporate Shareholders resident in Norway for tax purposes are exempt from tax on gains realized upon the disposition of shares in Norwegian companies. Corporate Shareholders will not be allowed a deduction for losses upon sale, swap or redemption of shares in Norwegian companies.

        Personal Shareholders resident in Norway for tax purposes realize a taxable gain or loss upon a sale, redemption or other disposition of shares. Such capital gain or loss is included in or deducted upon computation of general income in the year of disposal. General income is taxed at a flat rate of 28%. The gain is subject to tax and the loss is deductible irrespective of the length of the ownership and the number of shares disposed of.

        The taxable gain or loss is computed as the sales price adjusted for transactional expenses less the taxable basis. A shareholder's tax basis is normally equal to the acquisition cost of the shares. Any unused statutory-free allowance from earlier years attributable to the individual shares realized may be deducted.

        Non-resident shareholders are generally not subject to tax in Norway on capital gains, and losses are not deductible upon sale, redemption or other disposition of shares or ADSs in Norwegian companies, unless the shareholder is carrying on business activities in Norway and such shares or ADSs are effectively connected with such activities.

        Please note that special exit tax rules apply for shareholders that cease to be tax resident in Norway or that for some reason are no longer considered taxable to Norway in relation to their shareholding. Such shareholders are encouraged to consult their own tax advisors.

        Transfer Tax.    There is no transfer tax imposed in Norway in connection with the sale or purchase of shares.

Material U.S. Federal Income Tax Consequences

        The following discussion sets forth material U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of our ADSs or ordinary shares. The discussion is not a complete analysis or listing of all of the possible tax consequences and does not address all tax considerations that may be relevant to investors in light of their particular circumstances. Special rules that are not discussed in the general descriptions below may also apply. In particular, the description of U.S. federal income tax consequences deals only with U.S. Holders that own our ADSs or ordinary shares as capital assets. In addition, the description of U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Holders, such as banks and other financial institutions, insurance companies, persons holding our ADSs or shares as part of a "straddle," "hedge," "appreciated financial position," "conversion transaction" or other risk reduction strategy, U.S. expatriates, persons liable for alternative minimum tax, brokers or dealers in securities or currencies, holders whose "functional currency" is not the USD, regulated investment companies, real estate investment trusts, partnerships (or any entity treated as a partnership for U.S. federal income tax purposes) and other pass-through entities, traders in securities who have elected the mark-to-market method of accounting for their securities, individual retirement accounts or other tax-deferred accounts, holders who acquired shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, tax-exempt entities, and investors who own directly, indirectly through certain non-U.S. entities, or constructively 10% or more of the voting power or value of our aggregate shares outstanding. The following discussion does not address any tax consequences arising under the laws of any U.S. state or local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income tax.

        The discussion is based on the laws of the United States, including the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, all as in effect at the date of this registration statement, and any of which may change, possibly with retroactive effect. Further, the IRS may disagree with or may challenge any of the conclusions reached and described herein. The discussion is also based, in part, on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

In General

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of our ADSs or ordinary shares that is:

  •
  a citizen or individual resident of the United States;

  •
  a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created in or organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate whose income is subject to United States federal income tax regardless of its source; or

  •
  a trust if either (1) a United States court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person under applicable Treasury regulations.

        If an entity treated as a partnership for U.S. federal income tax purposes holds our ADSs or ordinary shares, the U.S. federal income tax treatment of such partnership and each partner will generally depend on the status and the activities of the partnership and the partner. Partnerships that hold our ADSs or ordinary shares, and partners in such partnerships, should consult their tax advisers regarding the U.S. federal, state and local and non-U.S. tax consequences applicable to them of the ownership and disposition of our ADSs or ordinary shares.

        For U.S. federal income tax purposes, U.S. Holders of ADSs generally will be treated as the owners of the ordinary shares represented by the ADSs. Accordingly, except as otherwise noted, the U.S. federal income tax consequences discussed below apply equally to U.S. Holders of ADSs or the underlying ordinary shares.

        Holders should consult their tax advisers regarding the particular tax consequences to them of the ownership and disposition of our ADSs or ordinary shares under the laws of the United States (federal, state and local) or any other relevant taxation jurisdiction.

Taxation of Distributions

        Subject to the discussion under "—Passive Foreign Investment Companies" below, the gross amount of a distribution made by us with respect to the ordinary shares underlying our ADSs, including the full amount of any Norwegian withholding tax thereon, will be a dividend for U.S. federal income tax purposes includible in the gross income of a U.S. Holder to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividends will not be eligible for the dividends received deduction allowed to corporations. Because we do not intend to maintain calculations of our earnings and profits on the basis of United States federal income tax principles, U.S. Holders should expect that any distribution paid will generally be reported to them as a "dividend" for U.S. federal income tax purposes. Dividends received by individuals and other non-corporate U.S. Holders of our ADSs that are traded on the NYSE will be eligible for beneficial rates of taxation provided we are not a Passive Foreign Investment Company, or PFIC, during the year in which the dividend is paid or the prior taxable year and certain other requirements, including stock holding period requirements, are satisfied by the recipient. U.S. Holders should consult their tax advisors regarding the application of the relevant rules to their particular circumstances.

        Dividends will be included in a U.S. Holder's income on the date of the U.S. Holder's (or in the case of ADSs, the depository's) receipt of the dividend. The amount of any dividend income paid in a foreign currency will be the USD amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into USD. If the dividend is converted into USD on the date of receipt, U.S. holders should not be required to recognize foreign currency gain or loss in respect of dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into USD after the date of receipt.

Sale or Other Disposition of ADSs or Ordinary Shares

        Subject to the discussion under "—Passive Foreign Investment Companies" below, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon a sale or other disposition of its ADSs in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder's adjusted tax basis in such ADSs, in each case, as determined in USD. Such capital gain or loss will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders, such as individuals) or loss if, on the date of sale or disposition, such ADSs were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to significant limitations.

        The surrender of ADSs in exchange for ordinary shares (or vice versa) will not result in the realization of gain or loss for U.S. federal income tax purposes, and U.S. Holders will not recognize any gain or loss upon such a surrender. A U.S. Holder's tax basis in withdrawn shares will be the same as such holder's tax basis in the ADSs surrendered, and the holding period of the shares will include the holder's holding period for the ADSs.

Passive Foreign Investment Companies

        Certain adverse tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares. A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income.

        Based on our financial reports, we believe that we were not a PFIC for our taxable year ended December 31, 2012. In addition, we do not expect to be a PFIC for our current taxable year ending December 31, 2013 or for any future taxable year. Because the determination of whether we are a PFIC is a factual determination made annually and because there are uncertainties in the application of the relevant rules, there can be no assurance that we will not be considered a PFIC for any prior taxable year, the current taxable year or any future taxable year. If we were a PFIC, a U.S. Holder of ADSs or ordinary shares generally may be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of ADSs or ordinary shares and certain distributions with respect to ADSs or ordinary shares.

        If we were a PFIC, certain elections (including a mark-to-market election) may be available to U.S. Holders with respect to ADSs or ordinary shares that may mitigate some of the adverse tax consequences resulting from PFIC treatment. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to an investment in ADSs or ordinary shares.

U.S. Information Reporting and Backup Withholding

        A U.S. Holder may be subject to information reporting unless it establishes that payments to it are exempt from these rules. For example, certain payments to corporations generally are exempt from information reporting and backup withholding. Payments that are subject to information reporting may be subject to backup withholding if a U.S. Holder does not provide its taxpayer identification number and otherwise comply with the backup withholding rules. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are available to be credited against a U.S. Holder's U.S. federal income tax liability and may be refunded to the extent they exceed such liability, provided the required information is timely provided to the IRS.

        An individual U.S. Holder and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs, if such ADSs are not held on his or her behalf by a financial institution. This law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

        U.S. Holders should consult their own tax advisers regarding application of the information reporting and backup withholding rules.

F.  Dividends and Paying Agents.

        For a discussion of the declaration and payment of dividends on our ordinary shares, see "Item 10. Additional Information—Memorandum and Articles of Association."

G.  Statements by Experts.

        The consolidated financial statements of Marine Harvest ASA as of December 31, 2012, 2011 and 2010, and for each of the three years in the period ended December 31, 2012, appearing in this registration statement have been audited by Ernst & Young AS, independent registered public accounting firm, Dronning Eufemias gate 6, Oslo Atrium, P.O. Box 20 NO-0051 Oslo, Norway, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        Ernst & Young has been our auditor since 2003.

H.  Documents on Display.

        When this registration statement on Form 20-F becomes effective, we will be subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. Those other reports or other information and this registration statement may be inspected without charge at Sandviksboder 77 A/B, 5035 Bergen, Norway or Tordenskiolds gate 8-10, 0160 Oslo, Norway, and inspected and copied at the public reference facilities of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov from which certain filings may be accessed.

        As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

        In addition, because our ordinary shares are traded on the OSE, we have filed periodic and immediate reports with, and furnish information to, the OSE. Copies of our filings with the OSE can be retrieved electronically through www.newsweb.no.

        We maintain a corporate website at www.marineharvest.com. Information contained on, or that can be accessed through, our website does not constitute a part of this registration statement on Form 20-F. We have included our website address in this Registration Statement on Form 20-F solely as an inactive textual reference.

I.  Subsidiary Information.

        Not applicable.

ITEM 11.    Quantitative and Qualitative Disclosures About Market Risk

        The main risks that could adversely affect our financial assets, liabilities or future cash flows are reference price of salmon risk, fish feed price risk, foreign exchange risk, liquidity and capital management risks, interest rate risk and credit risk. Our management reviews and supports policies for managing each of the risks summarized below.

Reference Price of Salmon

        Our financial position and development depend significantly on developments of the reference price for salmon; these prices are driven by the global and regional supply and demand for salmon and have historically been volatile. As such, we are exposed to movements in supply and demand for salmon. To some extent we mitigate our exposure to reference prices by entering into bilateral fixed price/volume contracts with our customers and using hedging instruments. The hedging rate (which includes our contract coverage ratio) has historically varied between 15% and 40% of our sold volume and the duration of the contracts have typically been three to twelve months. To a limited extent, such contracts have been entered into with duration of more than twelve months. Furthermore, we are reducing our exposure to reference price movements through our value added processing activities and tailoring of products for our customers' needs.

        The reference prices for salmon also influence the fair value of our biological assets, which were valued at NOK 7,043.7 million and NOK 5,607.3 million at June 30, 2013 and 2012, respectively. If the reference price of salmon increased by NOK 2 per kilogram in all markets, the effect on the fair value as of June 30, 2013 would be NOK 242.5 million.

Price of Fish Feed

        We purchase all of our fish feed, which contains certain commodities, primarily fishmeal, canola oil, soy bean protein and wheat, from third parties. We use fish feed to feed our salmon and halibut. We purchase fish feed on a cost-plus basis, exposing us to fluctuations in prices for the commodities included in the feed. As a result, our earnings are affected by changes in the price and availability of such feed ingredients. These ingredients are subject to unpredictable price changes caused by factors described below, including weather, size of harvest, transportation and storage costs and the agricultural policies of governments throughout the world. The price fluctuations of fish feed ingredients have a direct and material effect on our profitability.

        We purchase all our fish feed through volume contracts made with two significant salmon feed manufacturers operating in our farming locations.

        Factors affecting the fish feed manufacturers' decisions on the purchasing of raw materials include:

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  Current market prices;

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  Current and predicted weather patterns in the United States, South America, China and other grain producing areas. Weather patterns might affect the planting, growing, harvesting and yield of feed grains;

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  The expected size of the harvest feed grains in the United States and other grain producing areas of the world as reported by governmental and private sources;

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  Current and expected changes to agricultural policies of the United States and foreign governments;

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  The current and expected volumes of feed grain commodities as reported by governmental and private sources; and

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  Fishing quotas in the Pacific Ocean, Gulf of Mexico and Atlantic Ocean.

        We do not enter into any derivative transactions or purchase any fish feed-related contracts other than the physical fish feed contracts described above.

        During the year ended December 31, 2012, we purchased approximately 529,000 tons of fish feed. Within that, 16% of the cost of the fish feed was determined by the price of fishmeal, 15% by the price of canola oil, 13% by the price of soy beans and 12% by the price of wheat. A NOK 1,000 per ton change in the average market price of fishmeal would have affected our cash outlays for fish feed by approximately NOK 67 million for the year ended December 31, 2012. Likewise, a NOK 1,000 per ton change in the average market price of canola oil would have affected our cash outlays for fish feed by approximately NOK 92 million, for the year ended December 31, 2012. For soy beans a NOK 1,000 per ton change in the average market price would have affected our cash outlays for fish feed by approximately NOK 89 million and for wheat a NOK 1,000 per ton change in the average market price would have affected our cash outlays for fish feed by approximately NOK 74 million for the year ended December 31, 2012.

        Because it takes two to three years to bring a salmon to its harvest size, fish feed prices and prices for other costs associated with the farming of fish accumulate over multiple periods (i.e., the entire life of fish) and affect our cost of materials recognized in the period when our fish is harvested and sold. Thus, there is a time lag between the time cash is paid for fish feed and the time the cost of such fish feed ingredients is reported in cost of materials.

        During the year ended December 31, 2012, our average fish feed cost of salmon harvested totaled NOK 11.75 per kilogram. The average fish feed cost per kilogram is influenced not only by the price of fish feed ingredients but also by the efficiency by which salmon convert feed into body weight. Factors such as weather, husbandry, quality of fish feed ingredients, seawater temperature and the health of the salmon, among others, affect the quantity of fish feed necessary to mature salmon to the target live weight and the efficiency of that process.

Foreign Exchange

        Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in our statement of comprehensive income, statement of financial position and/or cash flows. Foreign currency denominated assets and liabilities give rise to foreign exchange exposure.

        Several of our business units carry out a large number of business transactions in currencies different from the domestic currency. The relative importance of these transactions is substantially larger on the revenue side than on the cost side.

        To mitigate the potential fluctuation effects on its cash flows, we maintain a foreign exchange strategy designated to manage these exposures both in the short and long term. For each of our legal units, we have defined a hedging strategy. For some units, the cash inflow is generated in a currency different from the functional currency.

Marine Harvest Norway	EUR
Marine Harvest Chile	USD
Marine Harvest Scotland	GBP
Marine Harvest Canada	USD
Marine Harvest VAP	EUR
Marine Harvest Faroe Islands	DKK
Marine Harvest Cold Water Species	NOK
Marine Harvest Asia	USD

        The exposure horizon depends on the duration of the commitment, but will normally be of relatively short duration. Hedging transactions designated to manage transaction exposures are referred to as cash flow hedges.

        Through hedging of transaction exposures, each business unit aims to ensure that its net cash flows in currencies other than its main hedging currency are hedged towards this currency. Cash flow exposures arise from structural imbalances between the main currency on the revenue side versus the expense side. This imbalance is predominantly a result of production taking place in a country different from where the product is sold. Due to their structural nature, the exposure horizon for cash flow exposures is longer than for transaction exposures and is therefore quantified on the basis of estimates for future revenues and expenses. In this estimation, focus is kept on the underlying currency structure of the individual revenue and cost item and the actual currency in which transactions are invoiced is of lesser importance. Hedging transaction designated to manage cash flow exposures are defined as cash flow hedges.

        We normally have a net positive cash flow exposure towards EUR, GBP, USD and JPY and a net negative cash flow exposure towards NOK, CAD and CLP. To hedge our cash flows against exchange rate fluctuations, we have a policy for long-term hedging of the most predominant net exposures. We hedge 30% to 80% of our underlying exposure between EUR and NOK and between USD and CAD with a horizon of one to four years.

        Where the hedge program comprises more than one year, the percentage of the exposure to be hedged is reduced over time.

        At the end of June 2013 we held a portfolio of hedging instruments designated to mitigate transaction and cash flow exposure with a total contract value of NOK 2.2 billion. Instruments equivalent to 74% of the contract value mature in 2013 and no instruments matures beyond December 31, 2014. The portfolio had a net positive market value of NOK 31 million at June 30, 2013.

        On the basis of financial positions and currency hedges in existence as of June 30, 2013, the effect of a 10% change in exchange rate of the following relevant currency pairs has been estimated:

	Currency Pair:
	EUR/NOK	USD/NOK	JPY/NOK	USD/CAD
	(in NOK million)
Effect in NOK from a 10% Increase in the Value of:
Financial items	388.9	-48.8	-10.6	-41.7
Other comprehensive income	55.2	—	—	—

Total	444.1	-48.8	-10.6	-41.7

Liquidity Risk and Capital Management

        We are continuously monitoring liquidity and estimate expected liquidity development on the basis of budgets and monthly updated forecasts from our units. Our financial position and development depend significantly on the reference price developments for salmon. Other key liquidity risks are fluctuations in production and harvest volumes, biological issues and changes in the fish feed price, which is the most important individual factor on the cost side.

Interest Rate

        Interest rate risk arises from the possibility that changes in interest rates will affect future cash flows or the fair values of financial instruments. We are exposed to fluctuations in interest rates as most of our interest-bearing debt is associated with floating interest rates.

        We have a policy to hedge 100% of our non-current interest-bearing debt in our main financing currencies (EUR, USD and GBP) for a period of five years and 50% of the non-current interest-bearing debt in the following five years. The hedging is based on the targeted currency composition. At the end of June 2013, we had a portfolio of interest swaps with a net market value of NOK -394 million after an increase in market value in 2013 by NOK 55 million, recognized through other comprehensive income.

        A 0.50% point parallel increase in all relevant yield curves will cause a NOK 161.4 million increase in the market value of our non-current interest-bearing debt. A decrease of 0.50% will take some yields below zero and the calculation will only be of theoretical in nature.

Risk associated with fluctuations in convertible bonds liability

        We issued a EUR 350 million convertible bond in May 2013, with a coupon interest of 2.375%. The bond matures in 2018 at the nominal value of EUR 350 million or can be converted into shares at the holder's option. The value of the debt liability component and conversion liability component were determined at issuance of the bond. The fair value of the debt liability component was calculated using a market interest rate for an equivalent, non-convertible bond. The residual amount was the fair value of the conversion liability component at initial recognition.

        Subsequent to initial recognition the conversion liability components are measured at fair value in accordance with IFRS 13. The measurement is categorized into Level 3 in the fair value hierarchy, as some of the input is unobservable. The valuations are performed using Black-Scholes valuation model for option valuation, with quoted prices for share value, exchange rate and risk free interest rate, and unobservable input for volatility. The following tables shows the sensitivity analysis for certain liability components:

Sensitivity analyses conversion liability components:

	2013 Bond	2010 Bond
	(NOK in million)
A 10% increase in share price	112.5	173.9
A 10% increase in exchange rate EUR/NOK	-100.2	-156.3
A 0.50 point increase in risk free interest rate	16.5	9.5

        The carrying amounts of the debt liability component of the convertible bonds are classified as non-current interest-bearing debt, and the conversion liability components are classified as other non-current interest-free liabilities in the statement of financial position. All profit and loss elements related to the convertible bonds, are included in the specification of financial items in note 11 to our audited financial statements included elsewhere in this registration statement.

Credit Risk

        We trade only with recognized, creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an on-going basis and as a main rule our trade receivables are fully credit insured. We are monitoring exposure towards individual customers closely and are not substantially exposed in relation to any individual customer or contractual partner as of June 30, 2013.

ITEM 12.    Description of Securities Other Than Equity Securities

A.  Debt Securities.

        Not applicable.

B.  Warrants and Rights.

        Not applicable.

C.  Other Securities.

        Not applicable.

D.  American Depositary Shares.

        Citibank, N.A., or Citibank, has agreed to act as the depositary bank for the American Depositary Shares. Citibank's depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as "ADSs" and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as "American Depositary Receipts" or "ADRs." The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is DNB NOR BANK ASA Custody and Investor Services, located at Stranden 21, or P.O. Box 1171, No-0021 Oslo, Norway.

        We will appoint Citibank as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC's website (www.sec.gov).

        We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

        Each ADS represents the right to receive one ordinary share, or the Share, having a nominal value of NOK 7.5 per share of Marine Harvest ASA on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions, practical considerations or for any other reason. The custodian, the depositary bank and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary bank, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary bank, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. Owners of ADSs will be able to exercise beneficial ownership interests in the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary bank, and the depositary bank (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

        If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADRs specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of the Shares will continue to be governed by the laws of Norway, which may be different from the laws of the United States.

        In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary bank, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

        As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary bank will hold on your behalf the shareholder rights attached to the Shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the Shares represented by your ADSs through the depositary bank only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

        As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the "direct registration system" or "DRS"). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company ("DTC"), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the "holder." When we refer to "you," we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

        As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date, after deduction the applicable fees, taxes and expenses.

Distributions of Cash

        Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the Norwegian laws and regulations.

        The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

        The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary bank will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary bank holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

        Whenever we make a free distribution of the Shares for the securities on deposit with the custodian, we will deposit the applicable number of the Shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the Shares deposited or modify the ADS-to-Share ratio, in which case each ADS you hold will represent rights and interests in the additional Shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

        The distribution of new ADSs or the modification of the ADS-to-Share ratio upon a distribution of the Shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new Shares so distributed.

        No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the Shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

        Whenever we intend to distribute rights to purchase additional Shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to ADS holders.

        The depositary bank will establish procedures to distribute rights to purchase additional ADSs to ADS holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to ADS holders, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights under the terms of the deposit agreement. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new Shares other than in the form of ADSs.

        The depositary bank will not distribute the rights to you if:

  •
  We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

  •
  We fail to deliver satisfactory documents to the depositary bank; or

  •
  It is not reasonably practicable to distribute the rights.

        The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to ADS holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

        Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional Shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

        The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

        If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Norway would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

        Whenever we intend to distribute property other than cash, Shares or rights to purchase additional Shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

        If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

        The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

        The depositary bank will not distribute the property to you and will sell the property if:

  •
  we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

  •
  we do not deliver satisfactory documents to the depositary bank in accordance with the deposit agreement; or

  •
  the depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

        The proceeds of such a sale will be distributed to ADS holders as in the case of a cash distribution.

Redemption

        Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction), the depositary bank will provide notice of the redemption to the ADS holders.

        The custodian will be instructed to surrender the Shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs under the terms of the deposit agreement. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Shares

        The Shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such Shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

        If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the Shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Shares

        The depositary bank may create ADSs on your behalf if you or your broker deposit Shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Shares to the custodian in each case under the terms of the deposit agreement. Your ability to deposit Shares and receive ADSs may be limited by U.S. and Norwegian legal considerations applicable at the time of deposit.

        The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the Shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

        When you make a deposit of Shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

  •
  the Shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

  •
  all preemptive (and similar) rights, if any, with respect to such Shares have been validly waived or exercised;

  •
  you are duly authorized to deposit the Shares;

  •
  the Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, "restricted securities" (as defined in the deposit agreement); and

  •
  the Shares presented for deposit have not been stripped of any rights or entitlements.

        If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

        As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

  •
  ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

  •
  provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

  •
  provide any transfer stamps required by the State of New York or the United States; and

  •
  pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

        To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

        As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying Shares to an account within the VPS as directed by you. Your ability to withdraw the Shares may be limited by U.S. and Norwegian law considerations applicable at the time of withdrawal. In order to withdraw the Shares represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Shares being withdrawn in each case under the terms of the deposit agreement. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

        If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the Shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

        You will have the right to withdraw the securities represented by your ADSs at any time except for:

  •
  temporary delays that may arise because (i) the transfer books for the Shares or ADSs are closed, or (ii) Shares are immobilized on account of a shareholders' meeting or a payment of dividends;

  •
  obligations to pay fees, taxes and similar charges in accordance with the deposit agreement; and

  •
  restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

        The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

        As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the Shares represented by your ADSs, provided that you are, or are acting upon the instruction of, the beneficial owner of the ADSs and are registered as a shareholder of Marine Harvest ASA in the VPS prior to the meeting. The voting rights of holders of Shares are described in "Item 10. Additional Information—B. Memorandum and Articles of Association."

        At our request, the depositary bank will distribute to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

        If the depositary bank timely receives valid voting instructions from a holder of ADSs, it will endeavor to:

  •
  cause the number of Shares represented by that holder's ADSs and to which that holder's voting instructions relate to be temporarily registered on an account in the VPS in the name of the beneficial owner(s); and

  •
  vote the securities (in person or by proxy) represented by the holder's ADSs in accordance with such voting instructions.

        In order to give the depositary bank a valid voting instruction with respect to the ADSs, holders of the ADSs must (i) either state in their voting instruction that they are the beneficial owners of those ADSs or identify in their voting instruction the beneficial owner(s) of those ADSs; and (ii) either agree with the depositary bank that the depositary bank will block registration of transfer of their ADSs or deliver their ADSs to a blocked account with DTC for the account of the depositary bank, in each case, until the conclusion of the meeting.

        Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and Charges

        As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

• Issuance of ADSs upon deposit of Shares (excluding issuances as a result of distributions of shares)	Up to U.S. 5¢ per ADS issued(1)
• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled(2)
• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held(2)
• Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to U.S. 5¢ per ADS held(2)

(1)
For a period of three years from January 27, 2014, we have agreed with Citibank, N.A. to cap the foregoing fee at 1¢ per ADS issued.

(2)
For a period of three years from January 27, 2014, we have agreed with Citibank, N.A. to cap the foregoing fee at 3¢ per ADS.

        As an ADS holder you will also be responsible to pay certain charges such as:

  •
  taxes (including applicable interest and penalties) and other governmental charges applicable to you;

  •
  the registration fees as may from time to time be in effect for the registration of Shares on the VPS and applicable to transfers of Shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

  •
  certain cable, telex and facsimile transmission and delivery expenses;

  •
  the expenses and charges incurred by the depositary bank in the conversion of foreign currency; and

  •
  the fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to Shares, ADSs and ADRs.

        ADS fees and charges payable upon (i) deposit of Shares against issuance of ADSs and (ii) surrender of ADSs for cancellation and withdrawal of Shares are charged to the person to whom the ADSs are delivered (in the case of ADS issuances) and to the person who delivers the ADSs for cancellation (in the case of ADS cancellations). In the case of ADSs issued by the depositary bank into DTC or presented to the depositary bank via DTC, the ADS issuance and cancellation fees and charges are charged to the DTC participant(s) receiving the ADSs or the DTC participant(s) surrendering the ADSs for cancellation, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participant(s) as in effect at the time. ADS fees and charges in respect of distributions are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of distributions other than cash, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges. For ADSs held through DTC, the ADS fees and charges for distributions other than cash are charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

        In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank, acting jointly. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Amendments and Termination

        We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

        You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Shares represented by your ADSs (except as permitted by law).

        We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

        After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

        The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, ADSs or the deposit agreement.

        The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

        The deposit agreement limits our obligations and the depositary bank's obligations to you. Please note the following:

  •
  we and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith;

  •
  the depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement;

  •
  the depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action (provided that it acted without negligence or bad faith), for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Shares, for the validity or worth of the Shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement (provided that it acted without negligence or bad faith), for the timeliness of any of our notices or for our failure to give notice;

  •
  we and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement;

  •
  we and the depositary bank disclaim any liability if we or the depositary bank are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our Articles of Incorporation, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control;

  •
  we and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our Articles of Incorporation or in any provisions of or governing the securities on deposit;

  •
  we and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information;

  •
  we and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of Shares but is not, under the terms of the deposit agreement, made available to you;

  •
  we and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties;

  •
  we and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement; and

  •
  no disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

Pre-Release Transactions

        Subject to the terms and conditions of the deposit agreement, the depositary may issue to broker/dealers ADSs before receiving a deposit of Shares or release Shares to broker/dealers before receiving ADSs for cancellation. These transactions are commonly referred to as "pre-release transactions," and are entered into between the depositary bank and the applicable broker/dealer. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed 30% of the Shares on deposit in the aggregate) and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

        You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

        The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

        The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

        If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

  •
  convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical;

  •
  distribute the foreign currency to holders for whom the distribution is lawful and practical; or

  •
  hold the foreign currency (without liability for interest) for the applicable holders.

PART II

ITEM 13.    Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

ITEM 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

ITEM 15.    Controls and Procedures

        Not applicable.

ITEM 16.    [RESERVED]

ITEM 16A.    Audit Committee Financial Expert

        Not applicable.

ITEM 16B.    Code of Ethics

        Not applicable.

ITEM 16C.    Principal Accountant Fees and Services

        Not applicable.

ITEM 16D.    Exemptions from the Listing Standards for Audit Committees

        Not applicable.

ITEM 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Not applicable.

ITEM 16F.    Change in Registrant's Certifying Accountant

        Not applicable.

ITEM 16G.    Corporate Governance

        Not applicable.

ITEM 16H.    Mine Safety Disclosure

        Not applicable.

 PART III

ITEM 17.    Financial Statements

        We have responded to Item 18 in lieu of responding to this item.

ITEM 18.    Financial Statements

        Please refer to the financial statements beginning on page F-1.

ITEM 19.    Exhibits

Index to Exhibits

Exhibit Number	Description of Document
1.1	Articles of Association of Marine Harvest ASA
2.1†	Form of Registrant's American Depositary Receipt (included in Exhibit 2.2)
2.2†	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder
2.3*
Amendment and Restatement Agreement Relating to a Facility Agreement, dated July 26, 2012, by and among Marine Harvest ASA, DNB Bank ASA, Nordea Bank Norge ASA, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. and ABN AMRO Bank N.V., DNB Bank ASA, as Agent and Security Agent
8.1	Subsidiaries of the Registrant
15.1†	Consent of Independent Registered Public Accounting Firm

†
To be filed by amendment

*
Portions of Exhibit 2.3 have been omitted pursuant to a pending confidential treatment request submitted pursuant to Rule 24b-2 of the Securities Exchange Act of 1934

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

MARINE HARVEST ASA
By:
Name:
Title:

Date: January 17, 2014

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
Marine Harvest ASA and its subsidiaries

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Marine Harvest ASA

        We have audited the accompanying consolidated statement of financial position of Marine Harvest ASA as of December 31, 2012, 2011 and 2010, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marine Harvest ASA at December 31, 2012, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young AS

Oslo, Norway
November 5, 2013

STATEMENT OF COMPREHENSIVE INCOME

MARINE HARVEST GROUP (NOK MILLION)	NOTE	2012	2011	2010
Revenue		15 420.4	15 757.4	15 146.8
Other income		43.1	375.4	134.4

Revenue and other income	5	15 463.5	16 132.8	15 281.2
Cost of materials	2	-9 666.5	-8 398.6	-7 732.0
Fair value uplift on harvested fish	6	-1 597.5	-3 260.1	-4 370.3
Fair value adjustment on biological assets	6	1 993.5	949.3	5 882.8
Salary and personnel expenses	13	-2 418.6	-2 177.8	-2 202.5
Other operating expenses	27	-2 163.6	-2 063.2	-1 502.5
Depreciation and amortisation	8/9	-677.2	-666.7	-653.0
Provision for onerous contracts		-6.1	-5.8	-14.3
Restructuring costs	31	-0.8	-21.8	-4.4
Income/loss from associated companies	20	83.6	-15.0	194.9
Impairment losses	8/9	-0.5	-67.0	-5.0

Earnings before interest and taxes (EBIT)		1 009.8	406.0	4 874.9

Interest expenses	11	-382.8	-405.8	-380.3
Net currency effects	11	523.3	236.4	366.7
Other financial items	11	-320.0	342.9	-195.3

Earnings before taxes		830.3	579.4	4 666.0

Taxes	14	-388.9	-46.7	-1 254.3

Profit or loss for the year		441.4	532.7	3 411.7

Other comprehensive income
Change in fair value of cash flow hedges	11	-113.5	-141.1	216.6
Deferred tax related to fair value of cash flow hedges	14	31.1	38.5	-61.8
Currency translation cash flow hedges	11	-0.2	-1.2	5.4
Currency translation differences		-325.5	84.2	-10.9
Currency translation differences related to non-controlling interests		-4.0	-0.3	-3.2
Other gains and losses in comprehensive income		3.5	-8.0	0.0

Total other comprehensive income		-408.6	-28.0	146.1

Comprehensive income for the year		32.7	504.7	3 557.8

Profit or loss for the year attributable to
Non-controlling interests		4.0	5.5	30.5
Owners of Marine Harvest ASA		437.4	527.2	3 381.2
Comprehensive income for the year attributable to
Non-controlling interests		0.0	5.2	27.3
Owners of Marine Harvest ASA		32.7	499.5	3 530.5
Earnings per share—basic and diluted	24	0.12	0.15	0.95

STATEMENT OF FINANCIAL POSITION

MARINE HARVEST GROUP (NOK MILLION)	NOTE	2012	2011	2010
ASSETS
Non-current assets
Licenses	8	5 435.4	5 577.5	5 442.5
Goodwill	8	2 115.5	2 146.1	2 111.6
Deferred tax assets	14	73.9	160.1	118.6
Other intangible assets	8	114.2	123.1	132.9

Total intangible assets		7 738.9	8 006.8	7 805.6
Property, plant and equipment	9	4 111.9	4 167.5	3 885.1
Investments in associated companies	20	647.3	629.0	690.1
Other shares	5/21	1 008.6	92.1	124.2
Other non-current assets		73.2	25.8	2.6

Total non-current assets		13 579.9	12 921.2	12 507.6

Current assets
Inventory	6	819.7	783.0	775.8
Biological assets	6	6 207.9	6 239.3	8 034.0
Trade receivables	16	1 782.0	1 914.9	1 844.9
Other receivables	16	592.7	609.8	814.7
Restricted cash	15	89.2	66.0	74.8
Cash in bank	15	246.1	213.1	244.2

Total current assets		9 737.6	9 826.1	11 788.3

Total assets		23 317.4	22 747.3	24 295.9

EQUITY AND LIABILITIES
Equity
Share capital and reserves attributable to owners of Marine Harvest ASA	23	11 619.7	10 737.5	13 063.5
Non-controlling interests		69.0	75.8	70.5

Total equity		11 688.7	10 813.4	13 134.1

Non-current liabilities
Deferred tax liabilities	14	2 543.7	2 339.4	2 441.7
Non-current interest-bearing debt	10	5 338.5	6 589.4	5 107.3
Other non-current liabilities	19	414.7	99.3	571.1

Total non-current liabilities		8 296.9	9 028.2	8 120.1

Current liabilities
Current tax liabilities	14	26.2	86.6	49.7
Current interest-bearing debt	10	377.8	157.0	429.7
Trade payables	17	1 452.5	1 481.8	1 450.2
Other current liabilities	17	1 475.4	1 180.3	1 112.2

Total current liabilities		3 331.9	2 905.7	3 041.8

Total equity and liabilities		23 317.4	22 747.3	24 295.9

STATEMENT OF CASH FLOW

MARINE HARVEST GROUP (NOK MILLION)	NOTE	2012	2011	2010
Cash flow from operations
Earnings before taxes		830.3	579.5	4 666.1
Interest expense		382.8	405.8	380.3
Currency effects		-523.3	-236.4	-366.8
Other financial items		320.0	-342.9	195.3
Impairment losses and depreciation	9	677.7	733.7	658.1
Fair value adjustment on biological assets and onerous contracts	6	-389.9	2 316.6	-1 498.2
Gain/loss on disposal of assets		-6.6	-44.3	-5.6
Associated companies	20	-83.6	15.0	-194.9
Taxes paid	14	-122.8	-86.0	-203.8
Change in inventory, trade payables and trade receivables		472.4	-523.4	-958.3
Other adjustments		-4.1	-19.6	-103.1
Cash flow from operations		1 552.9	2 798.0	2 569.1

Cash flow from investments
Proceeds from sale of fixed assets		70.6	68.6	22.1
Payments made for purchase of fixed assets	4	-732.9	-1 054.9	-986.5
Proceeds from sale of shares and other investments		124.3	77.2	59.8
Purchase of shares and other investments(1)	5	-519.6	-215.0	-0.6
Cash flow from investments		-1 057.6	-1 124.1	-905.2

Cash flow from financing
Proceeds from convertible bond		—	—	1 820.3
Proceeds from new interest-bearing debt (current and non-current)	10	12.2	3 125.0	3 874.4
Down payment of interest-bearing debt (current and non-current)	10	-796.6	-1 894.7	-4 931.1
Interest received		56.2	13.1	12.5
Interest paid		-358.5	-361.7	-362.1
Realised currency effects		209.9	251.6	172.4
Equity paid-in(1)	5	425.0	42.1	—
Dividends paid to owners of Marine Harvest ASA		—	-2 878.5	-2 131.1
Dividends paid to non-controlling interests		—	—	-1.7
Transactions own shares		—	-2.8	—
Cash flow from financing		-451.8	-1 705.9	-1 546.4

Currency effects on cash		-10.6	1.0	-1.2
Net change in cash in period		32.9	-31.0	116.3

Cash—opening balance		213.2	244.2	127.9
Net change in cash in period		32.9	-31.0	116.3
Cash—closing balance total	15	246.1	213.2	244.2

(1)
The acquisition of 48,5% of the shares in Morpol ASA was paid with NOK 512,6 million in cash and NOK 425,0 million in issuance of shares in Marine Harvest ASA.

STATEMENT OF CHANGES IN EQUITY

	ATTRIBUTABLE TO OWNER'S OF MARINE HARVEST ASA
MARINE HARVEST GROUP (NOK MILLION) 2012	SHARE CAPITAL	SHARE PREMIUM RESERVES	CASH FLOW HEDGE RESERVE	FOREIGN CURRENCY TRANSLATION RESERVE	OTHER EQUITY	TOTAL	NON- CONTROLLING INTERESTS	TOTAL EQUITY
Equity 01.01.12	2 685.9	54.9	171.5	-441.9	8 267.2	10 737.6	75.8	10 813.4
Comprehensive income
Profit					437.3	437.3	4.0	441.3
Other comprehensive income			-82.6	-345.5	23.5	-404.6	-4.0	-408.6
Transactions with owners
Issue of shares	125.4	724.1				849.5		849.5
Acquisition of non-controlling interests							-6.9	-6.9
Total equity 31.12.12	2 811.3	779.0	88.9	-787.4	8 728.0	11 619.8	69.0	11 688.7

Dividend per share for 2012 was NOK 0.00

	ATTRIBUTABLE TO OWNER'S OF MARINE HARVEST ASA
MARINE HARVEST GROUP (NOK MILLION) 2011	SHARE CAPITAL	SHARE PREMIUM RESERVES	CASH FLOW HEDGE RESERVE	FOREIGN CURRENCY TRANSLATION RESERVE	OTHER EQUITY	TOTAL	NON- CONTROLLING INTERESTS	TOTAL EQUITY
Equity 01.01.11	2 681.2	17.5	275.3	-405.5	10 494.9	13 063.4	70.6	13 134.0
Comprehensive income
Profit					527.3	527.3	5.5	532.8
Other comprehensive income			-103.8	-36.4	112.5	-27.7	-0.3	-28.0
Transactions with owners
Acquisition of treasury shares					-2.8	-2.8		-2.8
Issue of shares related to share price based incentive scheme	4.7	37.4				42.1		42.1
Dividend					-2 864.7	-2 864.7		-2 864.7
Total equity 31.12.11	2 685.9	54.9	171.5	-441.9	8 267.2	10 737.6	75.8	10 813.4

Dividend per share for 2011 was NOK 0.80

	ATTRIBUTABLE TO OWNER'S OF MARINE HARVEST ASA
MARINE HARVEST GROUP (NOK MILLION) 2010	SHARE CAPITAL	SHARE PREMIUM RESERVES	CASH FLOW HEDGE RESERVE	FOREIGN CURRENCY TRANSLATION RESERVE	OTHER EQUITY	TOTAL	NON- CONTROLLING INTERESTS	TOTAL EQUITY
Equity 01.01.10	2 681.2	5 917.5	115.1	-394.6	3 358.6	11 677.8	45.0	11 722.8
Comprehensive income
Profit					3 381.2	3 381.2	30.5	3 411.7
Other comprehensive income			160.2	-10.9		149.3	-3.2	146.1
Transactions with owners
Reduction of share premium reserve		-5 900.0			5 900.0
Dividend					-2 144.9	-2 144.9	-1.7	-2 146.6
Total equity 31.12.10	2 681.2	17.5	275.3	-405.5	10 494.9	13 063.4	70.6	13 134.0

Dividend per share for 2010 was NOK 0.60

NOTE 1—GENERAL INFORMATION

        Marine Harvest ASA is a Norwegian company located in Sandviksboder 77A/B 5035 Bergen. Marine Harvest ASA is a publicly listed company at the Oslo Stock Exchange, and the ticker is MHG.

        The Group's operations and its operating activities are described in note 5. Marine Harvest has operations in 22 countries and has structured the main part of the operations in two business areas: Farming and Sales and Marketing. The Farming activities are located in Norway, Scotland, Canada, Chile, Ireland and the Faroes. Sales and Marketing comprises the global sales organisation, in addition to MH VAP Europe and Delifish and Ducktrap in Americas.

        The financial statements are presented in NOK, and all figures are presented in millions, unless otherwise stated. The companies in the Group have their national currency as functional currency, except for Singapore and the Chilean companies where USD is the functional currency. The parent company has NOK as its functional currency.

        Comparable figures for two years are presented.

        The financial statements were authorised for issue by the Board of Directors on 22 October 2013.

NOTE 2—SIGNIFICANT ACCOUNTING PRINCIPLES

        The principal accounting policies applied in the preparation of these consolidated financial statements are described below. These policies have been consistently applied to all periods presented.

STATEMENT OF COMPLIANCE AND BASIS OF PREPARATION

        The consolidated financial statements of Marine Harvest ASA and its subsidiaries ("the Group" or "Marine Harvest") as of December 31, 2012, 2011 and 2010 and for each of the three years then ended have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Company has previously issued financial statements for the same periods in accordance with IFRS as endorsed by the EU. As applied by the Company, there are no differences between IFRS as endorsed by the EU and IFRS as issued by the IASB. In preparing these financial statements the Company has assessed events after the reporting through October 22, 2013, the date of authorisation of these financial statements, and reflected the same as required by IAS 10 Events After the Reporting Period. As a result, certain disclosures have been amended and/or clarified and the model applied for measurement of biomass at fair value less cost to sell has been applied consistently for all three years.

        At the end of 2012, there are new standards, changes in existing standards and interpretations that are enacted, but not yet effective. Relevant effects for Marine Harvest are further described in Note 33.

        The consolidated financial statements have been prepared on the historical cost basis, except when IFRS require recognition at fair value. This relates to measurement of certain financial instruments and valuation of biomass as further described below. The reporting period equals the calendar year.

CONSOLIDATION

        Consolidated financial statements present the financial position, comprehensive income, changes in equity, and the cash flow for the Group. All transactions, receivables and liabilities between companies in the Group are eliminated. Unrealized gains from internal transactions are eliminated. Unrealized losses from internal transactions are also eliminated, but are considered an impairment indicator of the asset transferred.

NOTE 2—SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Subsidiaries

        The Group's consolidated financial statements comprise the financial statements of companies in which the parent company or subsidiaries have direct or indirect controlling influence. Controlling influence (normally ownership above 50%) is obtained when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Investment in associated companies

        Associated companies are companies where the Group has significant influence and can exercise significant, but do not have a controlling influence (normally ownership of 20-50%). Associated companies are included in the Group's financial statements according to the equity method.

FOREIGN CURRENCY TRANSLATION

        The financial statements for the Group are presented in NOK, which is the functional currency of the parent company. The functional currency of the subsidiaries is their local currency, with the exception of the subsidiaries in Singapore and Chile in which USD is the functional currency.

Translation of foreign subsidiaries to presentation currency

        Profit or loss transactions in foreign subsidiaries are translated using the average exchange rate for the reporting period, unless the exchange rates in the period has fluctuated significantly, in which case the exchange rates at the dates of the transactions are applied. Assets and liabilities of a foreign subsidiary are translated at the exchange rate at the end of the reporting period.

Transactions in foreign currency

        Foreign currency transactions are translated using the currency rate at the time of the transaction.

        Receivables, debt and other monetary items in foreign currency are measured at the currency rate at the end of the reporting period and the translation differences are recognized in profit or loss. Other assets and debt in foreign currencies are translated at the currency rate on the transaction date.

FINANCIAL INSTRUMENTS—INITIAL AND SUBSEQUENT MEASUREMENT

        Financial assets in Marine Harvest are classified into the following categories:

  •
  Loans and receivables

  •
  Financial instruments at fair value through profit or loss

  •
  Financial derivatives designed as hedging instruments which qualify for hedge accounting

        The classification depends on the nature and the purpose of the financial instrument, and is determined at the time of initial recognition. Subsequent measurement of financial instruments depends on their classification in the specified categories.

Loans and receivables

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate (EIR) method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that

NOTE 2—SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

are an integral part of the EIR. The EIR amortization is presented as finance income in the statement of comprehensive income. Any losses arising from impairment are presented in the statement of comprehensive income as finance costs for loans and as cost of sales or other operating expenses for receivables.

Fair value through profit or loss

        Financial instruments at fair value through profit or loss include

  •
  financial instruments held for trading

  •
  financial instruments designated upon initial recognition at fair value through profit or loss

        Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments that are not designated as hedging instruments that qualify for hedge accounting.

        Financial instruments at "fair value through profit or loss" are recognized in the statement of financial position at fair value, with changes in the fair value recognized in profit or loss as financial items. Marine Harvest has designated investments in other shares listed on the stock exchange into this category.

Measurement of financial assets at cost because the fair value cannot be reliably measured

        Financial assets where the fair value cannot be reliable measured are recognized in the statement of financial position at cost less impairment.

Impairment of financial assets

        Financial assets, other than those subsequently measured at fair value, are assessed for indicators of impairment. Financial assets are considered to be impaired when there is objective evidence that the estimated future cash flow of the investment will be negatively affected.

FINANCIAL LIABILITIES—INITIAL AND SUBSEQUENT MEASUREMENT

        Financial assets in Marine Harvest are classified into the following categories:

  •
  Loans and borrowings

  •
  Financial instruments at fair value through profit or loss

  •
  Financial derivatives designed as hedging instruments which qualify for hedge accounting

        All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

Loans and borrowings

        After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is presented as finance costs in the statement of comprehensive income.

NOTE 2—SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

        All financial instruments are recognized in the statement of financial position when the Group becomes a party to the contractual provisions of the instrument. At initial recognition it is assessed whether a financial instrument shall be accounted for as a financial liability, a financial asset or an equity instrument based on the substance of the contractual instrument. The terms of a non-derivative financial instrument are evaluated to determine whether the instrument contains a liability and an equity component, and such components are classified separately as financial liabilities, financial assets or equity instruments as appropriate. When a non-derivative financial instrument contains an embedded derivative that would have met the definition of a derivative instrument as a separate instrument, that embedded derivative is separated from the host contract and is accounted for as a freestanding derivative instrument, if the economic characteristics and risk of the embedded derivative are not closely related to that of the host contract. Multiple embedded derivatives in a single instrument are treated as a single compound instrument if the embedded derivatives relate to the same risk exposures and are not readily separable and independent of each other.

FAIR VALUE OF FINANCIAL INSTRUMENTS

        The fair value of the financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations, without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques.

OFFSETTING FINANCIAL INSTRUMENTS

        Financial assets and liabilities are offset and the net amount recognized in the statement of financial position only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

        The Group uses derivative financial instruments such as forward currency contracts and interest rate swaps to hedge its foreign currency risks and interest rate risks. The Group trades in salmon derivatives, both as an operational activity and a financial activity. Operational trading of salmon derivatives is presented as other operating income, while financial trading of salmon derivatives is presented as other financial items. Derivative financial instruments are recognized at fair value. Derivatives are presented as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

        Gains or losses at expiration as well as unrealized changes in fair value on derivatives are recognized in profit or loss, except for cash flow hedges.

Cash flow hedges

        The effective portion of the gain or loss on hedging instruments are recognized directly in other comprehensive income as cash flow hedge reserve, while any ineffective portion is recognized immediately in the statement of comprehensive income. The Group uses forward currency contracts to hedge its exposure to foreign currency risk in forecast transactions and firm commitments. The ineffective portion relating to foreign currency contracts is recognized in finance costs.

        Amounts recognized as other comprehensive income are transferred to profit or loss when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs.

NOTE 2—SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

        If the forecasted transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in OCI, is transferred to the statement of comprehensive income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in other comprehensive income remains in other comprehensive income until the forecast transaction or firm commitment affects profit or loss.

REVENUE RECOGNITION

Sale of fish products

        Revenue for the Group is related to sales of fish and elaborated fish products. Sales of fish and elaborated fish products are recognized when the significant risk associated with these products have been transferred to the customers, which is normally at delivery.

Biomass

        Changes in the estimated fair value on biomass are recognized in profit or loss. The fair value adjustment is classified on a separate line; "fair value adjustment on biomass". The change in fair value adjustment is calculated as the change in fair value of the biomass less the change in accumulated cost of production for the biomass.

Interest income

        For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate (EIR). EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in the income statement.

Dividends

        Revenue is recognized when the Group's right to receive the payment is established, which is generally when shareholders approve the dividend.

GOVERNMENT GRANTS

        Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the costs, which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

GOODWILL AND LICENSES

Goodwill

        Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed through a business combination.

        After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition

NOTE 2—SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

date, allocated to each of the Group's cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

        Where goodwill has been allocated to a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed off in such circumstance is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

        Goodwill is tested for impairment annually as at 31 December and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each cash generating unit (CGU)(or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Other intangible assets (licenses)

        Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite. The value of licenses acquired by Marine Harvest (mainly licenses for salmon farming) in Norway, Chile, Ireland, Faroes, Scotland and Canada are considered indefinite. Intangible assets with indefinite useful lives are not amortized, but are tested impairment annually as at 31 December and when circumstances indicate that the carrying value may be impaired, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be appropriate. If not, the change in useful life from indefinite to finite is made on a prospective basis.

PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment is measured at acquisition cost less accumulated depreciation and any impairment. Costs associated with normal maintenance and repairs are expensed as incurred. Costs of major replacements and renewals that substantially extend the economic life and functionality of the asset are capitalized. Assets are normally considered property, plant and equipment if the useful economic life exceeds one year. Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset.

        Straight-line depreciation is applied over the useful life of property, plant and equipment, based on the asset's historical cost and estimated residual value at disposal. If a substantial part of an asset has an individual and different useful life, this part is depreciated separately. The asset's residual value and useful life is evaluated annually. The gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset.

IMPAIRMENT NON-CURRENT ASSETS

        The carrying amounts of the Group's assets are at the end of the reporting period reviewed to determine whether there are indications that specific assets have suffered an impairment loss. If such indications exist, the recoverable amount of the asset is estimated in order to determine the extent of

NOTE 2—SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

the impairment loss (if any). Recoverable amount is the higher of fair value less costs to sell and the net present value of discounted cash flows (value in use).

        If the recoverable amount of a cash generating unit is estimated to be less than the carrying amount of the net assets of the cash generating unit, impairment to the recoverable amount is recognized. If impairment is required, goodwill is written down first, thereafter other intangible assets. If further impairment is required, other fixed assets will be written down.

        Impairment losses recognized in previous periods are reversed if the recoverable amount in a later period exceeds the carrying amount. The reversal will not exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

LEASING

        The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. The arrangement is assessed for whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

        Finance leases that transfer substantially all the risks and benefits incidental to ownership of the leased item to the Group, are capitalized at the commencement of the lease at the fair value of the leased assets or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are presented as finance costs in the statement of comprehensive income.

        A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

        Operating lease payments are recognized as an operating expense in the statement of comprehensive income on a straight-line basis over the lease term.

INVENTORY

        Inventories mainly comprise of feed, goods in progress, packaging materials and finished goods. Inventories of goods are measured at the lower of cost and net realizable value.

        The cost of finished goods includes direct material costs, direct personnel expenses, and indirect processing costs (full production cost). Interest costs are not included in the inventory value. The cost price of purchased goods is the actual purchase price. The cost is based on the principle of first-in first-out, except for feed where weighted average is used.

        If fish farmed by the Group is included in inventory as raw material for further processing in one of the Groups processing entities, such fish is included in inventory at fair value.

BIOLOGICAL ASSETS

        Biological assets comprise eggs, juveniles, smolt and fish in the sea. Biological assets are, in accordance with IAS 41, measured at fair value less cost to sell, unless the fair value cannot be measured reliably. Broodstock and smolt are measured at cost less impairment losses. For live fish below 1 kg cost is an approximation to fair value. Biomass between 1 kg and 4 kg is measured at fair

NOTE 2—SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

value less cost to sell, including a proportionate expected net profit at harvest. Live fish above 4 kg are measured to net value.

        Effective markets for sale of live fish do not exist so the valuation of live fish under IAS 41 implies establishment of an estimated fair value of the fish in a hypothetical market. The calculation of the estimated fair value is based on market prices for harvested fish and adjusted for estimated differences in accordance with IAS 41.18 b). The prices are reduced for harvesting costs and freight costs to market, to arrive at a net value back to farm. The valuation reflects the expected quality grading and size distribution. The valuation is completed for each business unit and is based on biomass in sea for each sea water site and the estimated market price in each market derived from the development in contract as well as spot prices. Forward prices have been included in the estimation where reliable information is available. The change in estimated fair value is recognized in profit or loss on a continuous basis, and is classified separately. At harvest the fair value adjustment is classified as fair value uplift on harvested fish.

ONEROUS CONTRACTS

        At each reporting date, management assesses if there are contracts in which the unavoidable costs of meeting the obligation under the contract exceed the economic benefits expected to be received. A provision recorded by estimating the present obligation under the contract.

TAXES

        Income taxes comprise taxes on the taxable profit for the year, changes in deferred taxes and any adjustments in prior year's taxes. Taxes on transactions that are recorded in other comprehensive income or directly in equity do not form part of the tax expense in profit and loss.

        Tax payable is calculated using the nominal tax rate for the relevant tax jurisdiction at the end of the reporting period.

        Deferred tax is calculated on the basis of temporary differences between accounting and taxation values at the close of the accounting year. Deferred tax assets arise from temporary differences that give rise to future tax deductions. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

        Tax increasing and tax decreasing temporary differences are offset against each other to the extent that the taxes can be netted within one tax regime.

PROVISIONS

        A provision is recognized if the company has a legal or constructive obligation related to a past event, and it is likely that the obligation will lead to a financial outflow for the company. Long-term provisions are valued based on discounted expected cash flows.

RESTRUCTURING COSTS

        Provisions for restructuring costs will be recognized if the company within the end of the reporting period has published or started a restructuring plan, which identifies what parts of the company, and approximately how many employees that will be affected, the actions that will be taken, and when the plan will be implemented. Provisions are recognized only for costs that cannot be associated with future earnings Costs related to restructuring are classified on a separate line in the profit or loss.

NOTE 2—SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

SHARE -BASED BONUS SCHEME

        The Group has a share price based bonus scheme which will be settled in cash. The fair value of the program is recognized as a payroll expense and a liability. The fair value of each allotment is measured at the end of each reporting period and accrued over the period until the employees have earned an unconditional right to receive them.

CASH FLOW STATEMENT AND CASH

        The cash flow statement is prepared in accordance with the indirect method. comprise cash and bank deposits, except restricted funds.

NOTE 3—ACCOUNTING ESTIMATES

        The preparation of financial statements in accordance with IFRS requires management to make estimates (note 3) and judgements (note 4) that affect the recognised amounts of assets and liabilities, income and expenses. The estimates and underlying assumptions are based on past experience and information perceived to be relevant and probable when the judgments are made. Estimates are reviewed on on-going basis and actual values and results may deviate from these estimates. Revisions to accounting estimates are recognised in the period in which the estimates are revised.

Intangible assets—goodwill and farming licenses

        The annual impairment test on intangible assets is based on a discounted cash flow model per cash generating unit (CGU). The cash flows used in the calculations represents management's best estimate at the time of reporting. The assumptions used, rests on uncertainty with regards to product prices, input prices, biological performance and the future regulatory frames. Costs can normally be estimated with a higher degree of accuracy than income. As the profitability in the salmon farming industry historically has been very volatile, depending on the development in the price of salmon, Marine Harvest uses budgets and long-term plans for the first four years of the analysis, but return to long term historic averages for profitability in the fifth year and terminal value.

        The WACC model is used for estimating the discount rate. The model input is updated every year for the annual impairment test. The choice of input to the model significantly influences the model outcome, and to ensure that there is as little uncertainty as possible with regards to the calculation of the WACC, third party sources are used where available (interest, inflation, beta). The WACC is calculated separately for the different geographic CGUs for improved accuracy.Indications of impairment that initiate testing beyond the year end test include, significant reduction in the profitability of the CGU compared to previous periods, negative deviations from budgets, changes in the use of assets, market changes and regulatory changes.

        For further information about uncertainty in the valuation of intangible assets and impairment testing, reference is made to note 7, Impairment testing. Note 8, Intangible assets, illustrates the distribution of intangible assets in the Group.

Biological assets

        Biological assets comprise eggs, juveniles, smolt and fish in the sea. These assets are measured at fair value less cost to sell, unless the fair value cannot be measured reliably. The estimation of the fair value relies on a series of uncertain assumptions e.g. biomass volume, biomass quality, size distribution, market prices and costs.

NOTE 3—ACCOUNTING ESTIMATES (Continued)

        Marine Harvest measures all deviations in biomass volume compared to estimates when a site is emptied or harvested out. Excepting situations where there has been an incident causing mass mortality, in particular early in the cycle, combined with inability to count and weigh fish post the event in fear of stressing the fish additionally, the volume deviations are normally minor. Similarly, excluding the effects of soft flesh and melanin, the quality of the fish can normally be estimated with a relatively high degree of accuracy. Categorisation of quality is normally set per country based on averages, but can be set individually per site when needed. The size distribution shows some degree of variation, but normally not to an extent that significantly changes the estimated value of the biomass (the value of two fish at average weight 5 kg is very similar to the value of two fish with weights 4 kg and 6 kg).

        The accumulated cost of the fish per kg will only deviate from the estimate if the volume is different than the estimate. For the estimation of future costs, there is uncertainty with regards to feed prices, other input costs and biological development. Marine Harvest measures cost deviations vs budget as part of the follow up of business units. Excluding special situations (incidents etc), the deviations in costs vs budgets are normally limited for a group of sites, although individual sites might show deviations. The estimation of costs influences the biomass value through the recognised fair value adjustment in the statements of comprehensive income and financial position (calculated as fair value less accumulated biological costs).

        The key element in the estimation of fair value is the assumed market price.

        In Marine Harvest, the assumed market price is derived from a variety of sources, normally a combination of achieved prices last month and the most recent contract entered into. For Marine Harvest Norway, quoted forward prices (Fishpool) are also included in the estimation. The introduction of third party forward prices in the price basket improves the reliability of the price estimation, but a major part of the base for the price estimate is still historic price achievement, which may not be a good proxy for the future price.

        For further information about biological asset values reference is made to note 6 Biological assets.

NOTE 4—ACCOUNTING JUDGMENT

        At 18 December 2012 Marine Harvest ASA acquired 48.5% of the shares in Morpol ASA, which is listed on the Oslo Stock Exchange. The purchase price was NOK 938 million (NOK 11.50 per share), based on a market capitalization of NOK 1 932 million. NOK 513 million was paid in cash and the remaining NOK 425 million was contributed trough issuance of shares in Marine Harvest ASA. On 15 January 2013 Marine Harvest ASA submitted a mandatory offer for the remaining shares in Morpol ASA of NOK 11.50 per share, with acceptance deadline 26 February 2013. The result of the offer was that Marine Harvest ASA acquired additional 38.6% of the shares in Morpol ASA, which resulted in total ownership of 87.1% at a total purchase price of NOK 1 682 million. The acquisition was approved by the competition authorities within EU on September 30, 2013.

        Marine Harvest ASA was not be eligible to vote for its Morpol shares until the transaction was approved by the competition authorities within EU. As a result, the Company has concluded that Marine Harvest ASA did not have the opportunity govern the financial or operating policies of Morpol ASA or have significant or controlling influence until such approval have been obtained. The shares in Morpol ASA are hence classified as Investment in other shares as of 31 December 2012 and recognized at fair value through profit and loss. Refer to note 30 for further information.

NOTE 5—BUSINESS SEGMENTS

        For management purposes, Marine Harvest is organized in two business areas, Farming and Sales and Marketing. Farming is a separate reportable segment, while the business area Sales and Marketing is divided in two reportable segments, Market and VAP Europe.

        Operating segments are components of a business that are regularly reviewed by the chief operating decision makers for the purpose of assessing performance and allocating resources. The Group Management Team is the Group's chief operating decision makers.

        The business area Farming, consists of the farming components in Norway, Scotland, Canada, Chile, Ireland and the Faroe Islands. These components due to similar production processes, correlation in both input and market prices, in addition to similar biological risk factors are considered to have similar economic characteristics and the farming business is therefore presented as one reportable segment.

        The business area Sales and Marketing consists of processing and markets components in Americas, Asia and Europe, and VAP Europe. The processing and markets components in Americas, Asia and Europe are considered to have same similar economic characteristics, and the Market business is therefore presented as one reportable segment while VAP Europe is presented as one reportable segment.

        The reportable segment "other" consists of corporate functions and holding companies in addition to Sterling White Halibut.

        The performance of the segments is monitored to reach the overall objective of maximising the operational EBIT per kg and margins. Consequently, reporting is focused towards measuring and illustrating the overall profitability of harvested volume based on source of origin (operational EBIT/kg) and operational EBIT margin for MH VAP Europe. Legal entities with activities in Farming and Marketing do not split their financial items or their statement of financial position. Assets and Liabilities are therefore reported country by country in the segment reporting.

        The pricing principle between the two business areas is based on NOS prices or similar for spot sales, while contracts are on market terms, with the target for Sales and Marketing to maximize profit beyond these terms.

Accounting principles and comparable information

        The same accounting principles as described for the consolidated financial statements have been applied for the segment reporting. Intersegment transfers or transactions are entered into under normal commercial terms and conditions, and the measurement used in the segment reporting is the same as used for the third parties transactions.

NOTE 5—BUSINESS SEGMENTS (Continued)

        Effective from 2011, the Company changed its internal management reporting, which led to changes in the operating segments. Comparable segment information for 2010 has been restated accordingly.

		SALES AND MARKETING
KEY SEGMENT FIGUREST (NOK MILLION) BUSINESS AREAS	FARMING	MARKET	VAP EUROPE	OTHER	ELIMINATIONS	TOTAL
2012
External revenue	403.4	11 156.3	3 927.2	82.5	—	15 569.3
Internal revenue	10 206.1	1 550.0	16.9	48.7	-11 821.7	—
Operational revenue	10 609.5	12 706.3	3 944.1	131.1	-11 821.7	15 569.3

Change in unrealised salmon derivatives	—	—	—	-105.8	—	-105.8
Revenue in profit and loss	10 609.5	12 706.3	3 944.1	25.4	-11 821.7	15 463.5

Operational EBITDA	997.8	356.0	80.0	-113.2	—	1 320.6

Operational EBIT	415.1	344.2	5.8	-121.7	—	643.4
Change in unrealised salmon derivatives	—	—	—	-105.8	—	-105.8
Fair value uplift on harvested fish	-1 597.5	—	—	—	—	-1 597.5
Fair value adjustment on biological assets	2 002.2	—	—	-8.8	—	1 993.5
Onerous contracts provision	-6.1	—	—	—	—	-6.1
Restructuring cost	-0.8	—	—	—	—	-0.8
Income from assosiated companies	80.7	—	2.9	—	—	83.6
Impairment losses	1.1	—	-1.6	—	—	-0.5
EBIT	894.8	344.2	7.1	-236.3	—	1 009.8

2011
External revenue	516.3	11 260.5	4 204.8	82.1	-40.1	16 023.6
Internal revenue	10 943.6	1 721.5	74.4	29.2	-12 768.8	—
Operational revenue	11 460.0	12 982.0	4 279.2	111.3	-12 808.9	16 023.6

Change in unrealised salmon derivatives	—	—	—	109.3	—	109.3
Revenue in profit and loss	11 460.0	12 982.0	4 279.2	220.6	-12 808.9	16 132.8

Operational EBITDA	3 064.4	238.0	183.5	-93.8	-8.2	3 384.0

Operational EBIT	2 489.6	228.2	107.9	-102.0	-6.4	2 717.3
Change in unrealised salmon derivatives	—	—	—	109.3	—	109.3
Fair value uplift on harvested fish	-3 260.1	—	—	—	—	-3 260.1
Fair value adjustment on biological assets	947.5	—	—	1.7	—	949.2
Onerous contracts provision	-4.8	—	-1.0	—	—	-5.8
Restructuring cost	-23.4	—	1.6	—	—	-21.8
Income from assosiated companies	-15.0	—	—	—	—	-15.0
Impairment losses	-64.4	-0.4	-2.2	—	—	-67.0
EBIT	69.5	227.7	106.2	9.0	-6.4	406.0

2010
External revenue	432.0	10 600.9	4 154.4	93.9	0.0	15 281.2
Internal revenue	9 820.9	1 845.2	286.3	41.8	-11 994.2	0.0
Operational revenue	10 252.9	12 446.1	4 440.8	135.6	-11 994.2	15 281.2
Change in unrealised salmon derivatives	0.0	0.0	0.0	0.0	0.0	0.0
Revenue in profit and loss	10 252.9	12 446.1	4 440.8	135.6	-11 994.2	15 281.2

Operational EBITDA	3 458.9	239.2	232.4	-86.3	0.0	3 844.3

Operational EBIT	2 905.2	230.8	151.4	-96.1	0.0	3 191.3
Change in unrealised salmon derivatives	—	—	—	—	—	—
Fair value uplift on harvested fish	-4 370.3	—	—	—	—	-4 370.3
Fair value adjustment on biological assets	5 880.3	—	—	2.4	—	5 882.8
Onerous contracts provision	-14.3	—	—	—	—	-14.3
Restructuring cost	-6.2	—	1.9	—	—	-4.4
Income from assosiated companies	194.9	—	—	—	—	194.9
Impairment losses	-0.5	—	-4.5	—	—	-5.0
EBIT	4 589.1	230.8	148.8	-93.7	—	4 874.9

NOTE 5—BUSINESS SEGMENTS (Continued)

ASSETS, LIABILITIES, INVESTMENTS AND NUMBER OF EMPLOYEES (NOK MILLION)	NORWAY FARMING	SCOTLAND FARMING	CANADA FARMING	CHILE FARMING	US(1)	MH VAP EUROPE	CORPORATE/ OTHER(2)	ELIMINATIONS	TOTAL
2012
Investment in associated companies	262.4	—	—	—	—	—	384.9		647.3
Other assets (3)	12 464.1	1 737.5	2 703.8	2 432.6	592.1	2 304.3	5 787.6	-5 351.9	22 670.2
Total assets	12 726.5	1 737.5	2 703.8	2 432.6	592.1	2 304.3	6 172.5	-5 351.9	23 317.4
Total liabilities	-4 510.2	-588.9	-384.3	-1 752.4	-294.3	-1 101.4	-8 349.1	5 351.9	-11 628.7
Gross investments	266.2	176.5	52.7	104.7	0.9	85.7	46.3		732.9

Number of employees 31.12 (FTE)	1 622	444	417	497	558	2 236	615		6 389

2011
Investment in associated companies	304.1	—	—	—	—	—	324.9		629.0
Other assets(3)	12 245.7	1 928.1	3 073.9	2 816.2	607.2	2 411.7	4 373.9	-5 338.4	22 118.3
Total assets	12 549.8	1 928.1	3 073.9	2 816.2	607.2	2 411.7	4 698.8	-5 338.4	22 747.3
Total liabilities	-4 152.6	-451.5	-482.4	-1 909.2	-279.0	-1 108.4	-8 885.5	5 338.4	-11 933.9
Gross investments	520.6	111.4	71.3	150.3	3.9	-117.3	80.0		1 054.9

Number of employees 31.12 (FTE)	1 556	464	473	489	543	2 332	467		6 324

2010
Investment in associated companies	306.7	—	2.5	—	—	—	380.9	—	690.1
Other assets(3)	13 924.1	1 946.4	3 358.1	2 425.2	534.1	2 483.6	3 458.1	-4 523.6	23 605.9
Total assets	14 230.7	1 946.4	3 360.5	2 425.2	534.1	2 483.6	3 839.0	-4 523.6	24 295.9
Total liabilities	-3 927.6	-473.5	-569.8	-1 562.7	-223.3	-1 219.5	-7 708.8	4 523.6	-11 161.8
Gross investments	634.6	93.6	109.6	0	1.3	84.8	62.5	—	986.5

Number of employees 31.12 (FTE)	1 631	434	570	484	322	2 322	385		6 148

(1)
US includes smoked processing in Delifish in Chile.

(2)
Other includes Ireland, Faroes and Asia.

(3)
Assets held by Corporate include internal receivables

REVENUE BY CUSTOMERS LOCATION (NOK MILLION)	2012	2011	2010
Norway	845.2	579.8	1 252.5
Europe excluding Norway	10 285.5	10 948.9	9 198.0
America	2 738.0	2 870.7	3 623.3
Asia	1 371.7	1 141.3	945.9
Other markets	104.3	125.1	171.6
External gross revenue	15 344.7	15 665.8	15 191.3

Other income	224.6	357.8	89.9
Operational revenue	15 569.3	16 023.6	15 281.2

        Marine Harvest has no customers accounting for 10% or more of the revenues

NOTE 5—BUSINESS SEGMENTS (Continued)

REVENUE BY PRODUCT (NOK MILLION)	2012	2011	2010
Salmon whole fresh	8 351.9	8 609.9	7 755.3
Salmon smoked fresh	1 041.1	1 277.5	1 018.4
Salmon processed fresh	3 130.4	3 199.9	3 078.1
Salmon whole frozen	117.5	160.0	119.1
Salmon smoked frozen	165.7	160.5	3.7
Salmon processed frozen	969.9	936.6	1 625.9
Non salmon species and Ingredients	1 568.2	1 321.4	1 551.5
External gross revenue	15 344.7	15 665.8	15 151.9

NOTE 6—BIOLOGICAL ASSETS

Valuation of biological assets

        The accounting principles and the valuation model applied for valuation of biological assets are explained in note 2—Significant accounting principles.

        Valuation of biological assets is affected by the market prices of fish. The market price risk is reduced through fixed price/volume customer contracts and financial contracts as explained in note 12.

Assumptions used for determining fair value of live fish

        The estimated fair value of biomass will always be based on uncertain assumptions, even though the company has built substantial expertise in assessing these factors. Estimates are applied to the following factors: biomass volume, the quality of the biomass, the size distribution and market prices.

        Biomass volume:    The biomass volume is in itself an estimate based on the number of smolt put to sea, the estimated growth from the time of stocking, estimated mortality based on observed and expected mortality etc. The uncertainty with regards to biomass volume is normally low. The uncertainty will, however, be higher if an incident has resulted in mass mortality, especially early in the cycle, or if the health status restricts handling the fish.

        The quality of the biomass:    The quality of the biomass can be difficult to assess prior to harvesting, if the reason for downgrading is related to muscle quality (e.g. the effect of Kudoa in Canada). In Norway downgraded fish is normally priced based on standard rates of deduction compared to a Superior quality fish. For fish classified as ordinary the standard rate of reduction is NOK 1.50 - NOK 2.00 per kg gutted weight. For fish classified as production grade the standard rate of reduction is NOK 5.00 to NOK 15.00 per kg gutted weight depending on the reason for downgrading. In other countries the price deductions related to quality are not as standardized. Excluding the Kudoa effects, the quality of harvested fish has been good in 2012.

        The size distribution:    Fish in sea grows at different rates and even in a situation with good estimates for the average weight of the fish there can be considerable spread in the quality and weight of the fish. The size distribution affects the price achieved for the fish as each size category of fish is priced separately in the market. When estimating the biomass value a normal, expected size distribution is applied.

        Market price:    The market price assumption is very important for the valuation and even minor changes in the market price will give significant changes in the valuation. The methodology used for

NOTE 6—BIOLOGICAL ASSETS (Continued)

establishing the market price is explained in note 2. If assumed that all fish per 31 December 2012 were of harvest size and the volume is 240 572 tons live weight, a change in the price of NOK 1 per kg gutted weight would change the valuation by NOK 200 million.

Write-down of biomass (extraordinary mortality)

        Extraordinary mortality is accounted for when a site either experiences elevated mortality over time or mass mortality due to an incident on the farm (outbreak of disease, lack of oxygen etc.). In 2012, all farming units, except Marine Harvest Faroes, recorded extraordinary mortality losses.

RECONCILIATION OF CHANGES IN CARRYING AMOUNT OF BIOLOGICAL ASSETS (NOK MILLION)	2012	2011	2010
Carrying amount 01.01	6 239.3	8 034.0	5 688.9
Purchases	7 704.8	7 400.6	6 249.6
Fair value on harvested biomass	1 597.5	-3 260.1	-4 370.3
Change in fair value	1 993.5	949.3	5 882.8
Mortality fish in sea in period	-141.4	-163.0	-85.6
Costs of harvested fish	-7 879.0	-6 749.0	-5 335.5
Currency translation differences	-111.8	27.4	4.1
Total carrying amount of biological assets as of 31.12	6 207.9	6 239.3	8 034.0

FAIR VALUE ADJUSTMENTS ON BIOLOGICAL ASSETS IN THE STATEMENT OF FINANCIAL POSITION (NOK MILLION)	2012	2011	2010
Marine Harvest Norway	701.3	172.5	1 910.2
Marine Harvest Chile	-40.8	29.0	99.0
Marine Harvest Canada	-16.0	-0.3	244.9
Marine Harvest Scotland	160.4	173.4	376.8
Marine Harvest Faroes	9.3	3.0	55.9
Marine Harvest Ireland	21.0	59.0	71.5
Sterling White Halibut	0.6	9.4	7.7
Total fair value adjustment included in carrying amount in the statement of financial position	835.7	445.9	2 766.1

Biomass at cost	5 372.1	5 793.4	5 268.0
Total biological assets	6 207.9	6 239.3	8 034.0

NOTE 6—BIOLOGICAL ASSETS (Continued)

FAIR VALUE ADJUSTMENTS ON BIOLOGICAL ASSETS IN THE STATEMENT OF COMPREHENSIVE INCOME (NOK MILLION)	2012	2011	2010
Marine Harvest Norway	1 767.3	223.4	4 132.5
Marine Harvest Chile	-97.6	143.2	272.4
Marine Harvest Canada	-6.8	-38.4	506.7
Marine Harvest Scotland	268.3	488.7	683.3
Marine Harvest Faroes	24.3	28.2	136.0
Marine Harvest Ireland	46.8	102.6	149.4
Sterling White Halibut	-8.8	1.7	2.4
Total fair value adjustment in the statement of comprehensive income	1 993 5	949.3	5 882.8

FAIR VALUE ON HARVESTED BIOMASS IN THE STATEMENT OF COMPREHENSIVE INCOME (NOK MILLION)	2012	2011	2010
Marine Harvest Norway	1 238.5	-1 961.1	-3 154.5
Marine Harvest Chile	27.1	-210.9	-170.1
Marine Harvest Canada	-9.7	-198.6	-401.7
Marine Harvest Scotland	-276.5	-693.7	-423.3
Marine Harvest Faroes	-17.7	-81.0	-90.6
Marine Harvest Ireland	-82.2	-114.8	-130.1
Total fair value on harvested fish in the statement of comprehensive income	-1 597.5	-3 260.1	-4 370.3

VOLUMES OF BIOMASS (TONNES)	2012	2011	2010
Volume of biomass harvested during the year (gutted weight)(1)	393 170	343 652	296 762
Volume of biomass in the sea at year-end (live weight)	240 572	261 010	250 966

(1)
Volume harvested for all entities. The figure includes Sterling White Halibut

INVENTORY (NOK MILLION)	2012	2011	2010
Raw materials and goods in process	364.5	357.7	355.1
Finished goods	455.3	425.4	420.7
Total carrying amount of inventory	819.7	783.0	775.8

        Raw materials include packaging materials and feed. Goods in process includes semi-finished products and spare parts. Finished goods include all products ready for sale.

NOTE 7—IMPAIRMENT TESTING

        Goodwill acquired through business combinations and licenses with indefinite lives has been allocated to the CGU's below.

	GOODWILL			LICENSES
(NOK MILLION) CGU'S	2012	2011	2010	2012	2011	2010
MH Norway Farming	1 591.0	1 591.0	1 553.9	3 223.0	3 225.6	3 113.5
MH Chile Farming	—	—	—	1 289.6	1 404.6	1 392.3
MH Scotland Farming	—	—	—	410.0	413.8	404.4
MH Canada Farming	22.6	23.7	23.6	448.3	470.0	468.6
MH Faroes—Farming				48.1	50.9	51.1
MH Ireland				16.3	12.6	12.7
MH VAP Europe	502.0	531.5	534.1	—	—	—
Total for the Group as of 31.12	2 115.5	2 146.1	2 111.6	5 435.4	5 577.5	5 442.5

        At year-end 2012 the market value of the Group's equity was higher than the carrying amount of equity, which is an indication that the market considers the value of the Group's assets to exceed the carrying amount. Since yearend the market value has continued to increase. For all CGUs the recoverable amount has been determined based on a value in use calculation using cash flow projections based on approved budgets for the first year. The three next years are based on the approved long termed plan. The cash flow projections beyond the fourth year are estimated by extrapolating the projections reflecting steady state operations. The Group has tested both goodwill and licenses in combination in the impairment test. The net present value of the cash flow is compared to invested capital in the CGU. If the carrying amount (invested capital) is higher than the calculated value in use, an impairment loss is recognized in profit and loss in the statement of comprehensive income, reducing the asset value to the calculated value in use. The estimated cash flows are based on the assumption of continued operation as part of the Marine Harvest Group.

Key assumptions:

        The key assumptions used in the calculation of value in use are harvest volume, EBIT(DA)/margins, capital expenditure, discount rates and the residual growth rates. Please refer table below for a summary of the key assumptions for each CGU.

Harvest volume:

        Harvested volume is based on the current stocking plans for each unit and forecasted figures for sea water growth and mortality.

EBIT(DA)/Margins:

        The key profit target for Salmon farming and sales is EBIT per kg, while value added operations are measured in terms of EBIT/EBITDA in % of sales. EBIT per kg is highly volatile due to the fluctuations in the price of salmon. Costs can under normal circumstances be forecasted with a relatively high level of accuracy. As Marine Harvest has entered into long term sales contracts for a share of the volume to be harvested in 2013, the margin for 2013 can be forecasted with a higher level of accuracy than the margin for the years beyond (2014-2017).

NOTE 7—IMPAIRMENT TESTING (Continued)

Capital expenditure (CapEx):

        In the 5 year forecast period, the capital expenditure necessary to meet the expected growth in revenue and profit is taken into consideration. Consistent with the Group's plan, the capital expenditure level for 2013 is high to further grow the operations. Beyond 2013, capital expenditures are aligned with the growth and replacement plans. Capital expenditure to comply with current laws and regulations has been included. Capex related to committed and approved efficiency improvement programs has also been included to support the inclusion of the benefits in the applied margin.

        Changes in applicable laws and regulations may affect future estimated capital expenditure needs; this is not reflected in the figures used in the impairment test but reflected in the discount rate. Beyond the forecast period capital expenditure will in general equal depreciation and relate to maintenance investments. The capital expenditure per year in the forecast period exceeds NOK 1000 million, which is higher than maintenance level and following a plan to develop freshwater and processing operations to capitalize on the market conditions going forward.

Discount rate:

        The discount rates are based on the Capital Asset Pricing Model (CAPM) and the Weighted Average Cost of Capital (WACC) methodology. The cost of debt is based on the risk free rate in the applicable country. In the model, the average of the 10 and the 30 year risk free rate has been used if available. In cases with only one rate available, the relevant available rate has been used. The calculation of the final discount rates (WACC) also takes into account market risk premium, debt risk premium, the gearing and beta value. In the calculations, the Group has applied estimated cash flows before tax and the corresponding discount rates before tax.

Residual growth rates:

        Growth after the 5 year forecast period has in general been set independently for each cash generating unit based on the 5 year average historic inflation rate. The maximum growth rate applied beyond the forecast period is 1.8%. This is lower than the expected growth rates in the first 5 years and lower than the historic growth rate in salmon demand.

FURTHER DESCRIPTION OF ASSUMPTIONS FOR CERTAIN CGUs

Farming Chile

        Due to the ISA challenges in the Chilean salmon industry (2007-2009), volumes have been significantly reduced. Marine Harvest's Chilean farming operation has successfully adjusted to a lower level of activity with good biological performance. A very challenging US market as a result of the supply/demand imbalance caused the Chilean operation to sustain losses in 2012. The market situation is expected to improve in 2013 and beyond and as a result Marine Harvest has decided to increase the number of smolts stocked in the long term plan. As a result there is significant headroom in the impairment test for the farming operation in Chile.

NOTE 7—IMPAIRMENT TESTING (Continued)

Sensitivity

        With regard to the assessment of recoverable amount, the Group is of the view that no reasonably possible change in any of the above key assumptions would cause the carrying value to materially exceed the recoverable amount for any of the CGU's.

ASSUMPTIONS (NOK MILLION) CGU	HARVEST HOG. 2012 TONNES	CAGR VOLUME 2012 - 2017	CAGR VOLUME 2013 - 2017	2012 WACC BEFORE TAX %	2011 WACC BEFORE TAX %	2010 WACC BEFORE TAX %	2012 RESIDUAL VAL. GR. %	2011 RESIDUAL VAL. GR. %	2010 RESIDUAL VAL. GR. %
MH Norway Farming	255 306	1.8%	5.0%	8.2%	7.5%	8.4%	1.8%	1.7%	1.8%
MH Chile Farming	40 222	8.3%	15.7%	9.0%	7.5%	8.5%	1.7%	1.8%	2.0%
MH Canada Farming	40 217	-0.1%	5.1%	8.2%	7.4%	8.0%	1.7%	1.7%	1.8%
MH Scotland Farming	40 261	10.1%	10.4%	8.6%	7.7%	8.5%	1.8%	1.7%	1.8%
MH Ireland	9 407	11.9%	31.9%	10.5%	13.4%	13.7%	1.8%	1.7%	1.8%
MH Faroes Farming	6 893	-10.1%	-9.6%	8.2%	7.5%	8.4%	1.8%	1.7%	1.8%
Sterling White Halibut	864	6.8%	7.0%	8.2%	7.5%	8.4%	1.8%	1.7%	1.8%
MH VAP Europe				8.6%	9.3%	8.8%	1.5%	1.5%	1.6%
MH Asia				8.2%	7.5%	8.4%	1.8%	1.7%	1.8%
MH USA sale and smoked				9.0%	7.5%	na	1.7%	1.8%	na
MH Spain				8.6%	9.3%	na	1.5%	1.5%	na
Total	393 170	3.4%	7.3%

NOTE 8—INTANGIBLE ASSETS

							OTHER INTANGIBLE ASSETS
	GOODWILL			LICENSES						TOTAL
SPECIFICATION OF INTANGIBLE ASSETS (NOK MILLION)
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Acquisition cost as of 01.01	4 480.8	4 411.7	4 422.5	6 272.3	6 102.9	6 067.8	264.8	264.4	259.6	11 017.9	10 778.8	10 749.9
Additions in the year as a result of acquisitions	—	33.0	—	—	114.6	—	—	—	—	—	147.6	—
Additions in the year	—	4.0	0.7	12.3	—	—	6.4	4.0	7.6	18.8	8.1	8.3
Reclassification	—	—	—	1.4	2.0	—	-1.4	-2.1	—	—	—	—
Disposals / scrapping in the year	-2.3	—	—	-17.2	—	—	-0.7	-0.6	-3.1	-20.1	-0.6	-3.1
Foreign currency adjustments	-107.0	32.1	-11.5	-144.6	52.8	35.1	-10.1	-0.9	0.2	-261.7	84.1	23.8
Total acquisition cost as of 31.12	4 371.5	4 480.8	4 411.7	6 124.3	6 272.3	6 102.9	259.1	264.8	264.4	10 754.9	11 017.8	10 778.8

Accumulated amortisation and impairment losses as of 01.01	2 334.7	2 300.0	2 279.9	694.8	660.4	658.3	141.7	131.5	123.6	3 171.1	3 091.8	3 061.8
Amortisation in the year	—	—	—	—	—	2.6	11.5	12.9	11.7	11.5	12.9	14.2
Impairment losses in the year	1.1	—	—	—	24.6	—	0.5	—	—	1.6	24.6	—
Reclassification	—	—	—	2.5	2.5	—	-2.5	-1.7	—	0.1	0.8	—
Accumulated amortisation and impairment losses on disposals	-2.3	—	—	—	—	—	-0.6	-0.6	-3.0	-2.9	-0.6	-2.9
Foreign currency adjustments	-77.5	34.7	20.2	-8.4	7.3	-0.5	-5.8	-0.3	-0.9	-91.7	41.7	18.8
Total accumulated amortisation and impairment losses as of 31.12	2 256.0	2 334.7	2 300.0	688.9	694.8	660.4	144.9	141.7	131.5	3 089.7	3 171.1	3 091.8

Total net book value as of 31.12	2 115.5	2 146.1	2 111.6	5 435.4	5 577.5	5 442.5	114.2	123.1	132.9	7 665.1	7 846.7	7 686.9

	GOODWILL			LICENSES
INTANGIBLE FIXED ASSETS IN CASH-GENERATING UNITS (NOK MILLION)
	2012	2011	2010	2012	2011	2010
Marine Harvest Norway Farming	1 591.0	1 591.0	1 553.9	3 223.0	3 225.6	3 113.5
Marine Harvest Chile Farming	—	—	—	1 289.6	1 404.6	1 392.3
Marine Harvest Scotland Farming	—	—	—	410.0	413.8	404.4
Marine Harvest Canada Farming	22.6	23.7	23.6	448.3	470.0	468.6
Marine Harvest VAP Europe	502.0	531.5	534.1	—	—	—
Other units	—	—	—	64.4	63.6	63.7
Total for the Group as of 31.12	2 115.5	2 146.1	2 111.6	5 435.4	5 577.5	5 442.5

        Impairment testing is described in Note 7.

NOTE 9—PROPERTY, PLANT AND EQUIPMENT

SPECIFICATION OF PROPERTY, PLANT AND EQUIPMENT (NOK MILLION) 2012	PROPERTY	PLANT MACHINERY & TRANSPORT	NET. CAGES & MOORINGS	OTHER TANGIBLE	TOTAL 2012
Acquisition cost as of 01.01	2 476.5	6 476.1	2 011.0	874.5	11 838.1
Accumulated cost at the time of acquisitions	—	—	—	—	—
Additions in the year	5.3	35.6	—	694.3	735.3
Reclassification	124.6	296.6	162.4	-691.7	-108.1
Disposals / Scrapping in the year	-19.1	-116.2	-265.1	-20.7	-421.2
Foreign currency adjustments	-82.9	-194.4	-54.7	-35.0	-366.9
Total acquisition cost as of 31.12	2 504.5	6 497.6	1 853.6	821.4	11 677.1

Accumulated depreciation and impairment losses as of 01.01	1 476.0	4 523.9	1 228.8	442.8	7 671.5
Accumulated depreciation at the time of acquisition	—	—	—	—	—
Depreciation in the year	94.1	382.0	172.8	16.7	665.7
Impairment losses and reversal of previous writedown in the year	0.1	-1.9	0.6	—	-1.1
Reclassification	-1.2	-2.4	-34.3	-70.2	-108.1
Accumulated depreciation and impairment losses on disposals	-13.0	-109.0	-262.5	-19.2	-403.8
Foreign currency adjustments	-44.9	-159.7	-36.5	-17.9	-259.1
Total accumulated depreciation and impairment losses as of 31.12	1 511.1	4 633.0	1 068.9	352.2	7 565.2

Total net carrying amount as of 31.12	993.4	1 864.6	784.6	469.3	4 111.9

Estimated lifetime	0 - 20 years	5 - 20 years	5 - 20 years	3 - 5 years
Depreciation method	Linear	Linear	Linear	Linear

Sale of fixed assets

        Tangible fixed assets have been sold throughout the year and net gain on sale of assets amounts to NOK 6.5 million in 2012. The corresponding figures for 2011 were NOK 44.3 million and for 2010 NOK 5.6 million.

Impairment testing of fixed assets

        Impairment tests for specific fixed assets are performed when there are indications of impairment.

Contracts

        At year end Marine Harvest has entered in two contracts related to the construction of feed factory totaling NOK 436.3 million.

NOTE 9—PROPERTY, PLANT AND EQUIPMENT (Continued)

SPECIFICATION OF PROPERTY, PLANT AND EQUIPMENT (NOK MLLION) 2011	PROPERTY	PLANT MACHINERY & TRANSPORT	NET. CAGES & MOORINGS	OTHER TANGIBLE	TOTAL 2011
Acquisition cost as of 01.01	2 050.2	6 612.7	1 423.9	900.0	10 986.8
Accumulated cost at the time of acquisitions	120.5	0.0	10.0	—	130.6
Additions in the year	17.2	64.1	—	923.9	1 005.2
Reclassification	316.2	15.1	619.9	- 951.1	—
Disposals / Scrapping in the year	- 37.7	- 231.8	- 77.6	- 7.0	- 354.0
Foreign currency adjustments	- 10.0	- 16.0	- 34.8	8.7	69.5
Total acquisition cost as of 31.12	2 476.5	6 476.1	2 011.0	874.5	11 838.1

Accumulated depreciation and impairment losses as of 01.01	1 195.9	4 615.9	863.3	427.4	7 102.6
Accumulated depreciation at the time of acquisition	17.4	—	8.4	—	25.8
Depreciation in the year	107.9	380.6	151.4	13.9	653.8
Impairment losses in the year	3.6	23.9	14.9	—	42.5
Reclassification	181.8	- 418.0	231.2	5.0	—
Accumulated depreciation and impairment losses on disposals	- 37.2	- 98.9	- 62.8	- 7.2	- 206.1
Foreign currency adjustments	6.7	20.4	22.3	3.6	53.0
Total accumulated depreciation and impairment losses as of 31.12	1 476.0	4 523.9	1 228.8	442.8	7 671.5

Total net carrying amount as of 31.12	1 000.5	1 952.2	782.2	431.7	4 167.5

SPECIFICATION OF PROPERTY, PLANT AND EQUIPMENT (NOK MLLION) 2010	PROPERTY	PLANT MACHINERY & TRANSPORT	NET. CAGES & MOORINGS	OTHER TANGIBLE	TOTAL 2010
Acquisition cost as of 01.01	1 987.5	7 678.6	—	544.4	10 210.6
Accumulated cost at the time of acquisitions	—				—
Additions in the year	27.0	87.8		912.6	1 027.4
Reclassification	104.1	- 972.5	1 423.9	- 555.5	—
Disposals / Scrapping in the year	- 52.4	- 221.6		- 19.6	- 293.5
Foreign currency adjustments	- 16.0	40.3		18.1	42.4
Total acquisition cost as of 31.12	2 050.2	6 612.7	1 423.9	900.0	10 986.8

Accumulated depreciation and impairment losses as of 01.01	1 131.9	5 130.9	—	430.5	6 693.4
Accumulated depreciation at the time of acquisition					—
Depreciation in the year	110.9	507.4		20.7	638.9
Impairment losses in the year	3.1	1.9		0.1	5.1
Reclassification		- 863.3	863.3		—
Accumulated depreciation and impairment losses on disposals	- 41.0	- 194.1		- 20.7	- 255.8
Foreign currency adjustments	- 9.1	33.2		- 3.1	21.0
Total accumulated depreciation and impairment losses as of 31.12	1 195.9	4 615.9	863.3	427.4	7 102.6

Total net carrying amount as of 31.12	854.4	1 996.8	560.6	472.5	3 884.3

NOTE 10—INTEREST-BEARING DEBT

(NOK MILLION)	2012	2011	2010
Non-current interest-bearing debt	3 806.1	4944.8	3503.7
Bonds	—	78.4	78.5
Convertible bonds	1 532.4	1566.2	1525.1
Total non-current interest-bearing debt	5 338.5	6 589.4	5 107.3

Current interest-bearing debt	377.8	157.0	429.7
Total interest-bearing debt	5 716.3	6 746.4	5 537.0

        Financing of the Marine Harvest Group is mainly carried out through the parent company Marine Harvest ASA. External financing in the subsidiaries is only conducted if this is optimal for the Group.

        The following programs are the main sources of financing for the Marine Harvest Group per 31 December 2012:

EUR 775 MILLION SYNDICATED BORROWING FACILITY

        The Group has a syndicated loan facility with an original limit of EUR 600 million. The loan facility was increased to EUR 775 million in 2011. The loan facility consists of a term loan of originally EUR 183 million together with two revolving credit facilities of EUR 512 million and USD 105.6 million.

        The term loan is repaid in semi annual instalments of EUR 16 million and has final maturity in January 2015, which is also the final maturity for the revolving credit facilities.

        The revolving credit facilities are available to Marine Harvest ASA and selected subsidiaries. In addition, parts of the revolving credit facilities may be allocated as bilateral credits (including overdraft facilities and facilities for the issuance of guarantees) between syndicate banks and group companies.

        The syndicated loan agreement sets forth covenants on earnings (net interest bearing debt to EBITDA) and solidity (equity ratio) which has to be met by the Group. For the calculation of net interest bearing debt to EBITDA, the EBITDA is adjusted by a number of items from the reported EBITDA. These adjustments include exceptional items which are listed in note 31 to the Group financial statements.

        The maximum ratio of net interest bearing debt to EBITDA allowed under the facility agreement is 3.25 up until the second quarter 2014, and 3.00 from (and including) the second quarter 2014. As a consequence of the acquistion of Morpol, the maximum ratio has however been temporarily lifted to 3.99 until the earlier of fourth quarter of 2013 and the quarter when Morpol is consolidated into the group financials. The equity ratio shall be above 40% at all times. Furthermore, the ability for the Group to take on new debt is regulated by the loan agreement.

        Net interest bearing debt to EBITDA is also the basis for determining the interest margin.

EUR 225 MILLION CONVERTIBLE BOND

        In March 2010, Marine Harvest issued a convertible bond loan with a EUR 225 million principal. The loan carries a fixed coupon of 4.50% p.a. payable semi-annually. Unless a prior conversion, the loan will mature in February 2015. There are no installments on the loan. The conversion share price at the end of 2012 was EUR 0.6547, representing an adjustment to the original conversion share price (EUR 0,8335) for dividends paid in 2010 and 2011. The conversion share price is subject to standard adjustment mechanisms for convertible bonds. From March 2013, Marine Harvest can under certain

NOTE 10—INTEREST-BEARING DEBT (Continued)

market conditions call the bond issue at par plus accrued interest. After receiving notice of such call, bondholders may elect to exercise their conversion rights.

BOND

        In connection with the refinancing in January 2003, a subordinated convertible bond of NOK 78 million was established. It was convertible and non interest bearing the first 5 years, and thereafter interest-bearing with an interest rate of NIBOR + 2.00% p.a.

	STATEMENT OF FINANCIAL POSITION		STATEMENT OF COMPREHENSIVE INCOME
CONVERTIBLE BOND (NOK MILLION)	NON-CURRENT INTEREST- BEARING DEBT	CONVERTION LIABILITY COMPONENT	INTEREST EXPENSES	NET CURRENCY EFFECTS	OTHER FINANCIAL ITEMS
Initial recognition
Nominal value of convertible bond	1 820.3
Transaction costs	-19.3
Conversion liability component	-259.7	259.7
Carrying amount on initial recognition	1 541.3	259.7

Subsequent measurement
2010
Interest and currency effects	-16.3		-104.1	54.5
Change in fair value of conversion liability component		245.7			-245.7
2011
Interest and currency effects	41.2		-127.7	7.6
Change in fair value of conversion liability component		-481.2			481.2

2012
Interest and currency effects	-33.8		-124.5	84.6
Change in fair value of conversion liability component		305.3			-305.3
Net recognised end of 2012	1 532.4	329.5	-124.5	84.6	-305.3

        At initial recognition the nominal value of the convertible bond was split into a liability component and a conversion liability component. The value of the liability component, classified as non current interest-bearing debt, was calculated using a market interest rate for an equivalent, non-convertible bond. The residual amount, representing the value of the conversion liability component, was classified as other non-current liablities.

        On subsequent measurements the amortised interest is recognised as interest expense and increases the carrying amout of the convertible bond. The conversion liability component is recognised at fair value using an established model for option valuation (Black-Scholes).

NOTE 11—FINANCIAL INSTRUMENTS

FINANCIAL INSTRUMENTS IMPACT ON COMPREHENSIVE INCOME (NOK MILLION)	NOTE	2012	2011	2010
Amortized interest cost		-75.8	-72.2	-70.5
Other interest expences		-307.0	-333.6	-309.8
Interest expenses		-382.8	-405.8	-380.3

Net currency effects on interest-bearing debt		206.9	56.3	175.7
Net currency effects on cash, trade receivables and trade payables		1.5	-30.2	-48.2
Gain/loss on short-term transaction hedges		38.8	-8.2	38.4
Realised gain (loss) on long-term cash flow hedges		276.1	218.5	200.9
Net currency effects		523.3	236.4	366.7

Interest income		-0.9	13.1	12.0
Gain/loss on salmon derivatives		0.0	12.4	-42.7
Change in fair value other financial instruments		-145.0	-129.9	67.5
Change in fair value conversion liability component	10	-305.3	481.2	-245.7
Change in fair value other shares		3.8	-31.8	12.7
Dividends and gain (loss) on sales of other shares		135.6	14.5	5.8
Net other financial costs		-8.2	-16.6	-4.9
Other financial items		-320.0	342.9	-195.3

Total financial items		-179.5	173.5	-208.9

Other comprehensive income
Non-current cash flow hedges qualified for hedge accounting		-113.5	-141.1	216.6

CASH FLOW HEDGING EQUITY RESERVE (NOK MILLION)	2012	2011	2010
Cash flow hedging equity reserve as of 01.01	171.5	275.3	115.1
Change in fair value of cash flow hedges	162.6	77.4	417.5
Realised gain (loss) recycled through profit or loss	-276.1	-218.5	-200.9
Change in deferred tax	31.1	38.5	-61.8
Currency translation cash flow hedges	-0.2	-1.2	5.4
Cash flow hedging equity reserve as of 31.12.	88.9	171.5	275.3

        All outstanding hedge instruments are evaluated for hedge effectiveness on an on-going basis. Instruments no longer qualifying as hedges are immediately recycled to profit and loss. Amounts recognised as other comprehensive income are transferred to profit or loss when the hedge transaction affects profit or loss.

NOTE 11—FINANCIAL INSTRUMENTS (Continued)

	FINANCIAL ASSETS AND LIABILITIES
CATEGORIES OF FINANCIAL INSTRUMENTS IN THE STATEMENT OF FINANCIAL POSITION (NOK MILLION) 31 DECEMBER 2012
	LOANS AND RECEIVABLES, AND LIABILITIES, AT AMORTISED COST	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS	COST	FINANCIAL DERIVATIVES QUALIFIED FOR HEDGE ACCOUNTING	NON-FINANCIAL ASSETS AND LIABILITIES	TOTAL
Non-current assets
Other shares		1 002.0	6.6			1 008.6
Current assets
Trade receivables	1 782.0					1 782.0
Other receivables	240.1	44.4		123.5	184.7	592.7
Cash	335.3					335.3
Non-current liabilities
Non-current interest-bearing debt	-5 338.5					-5 338.5
Other non-current liabilities		-329.5			-85.2	-414.7
Current liabilities
Current interest-bearing debt	-377.8					-377.8
Trade payables	-1 452.5					-1 452.5
Other current liabilities	-436.6	-450.4			-588.4	-1 475.4
Total	-5 248.1	266.5	6.6	123.5

Fair value	-5 334.7	266.5	6.6	123.5

	FINANCIAL ASSETS AND LIABILITIES
CATEGORIES OF FINANCIAL INSTRUMENTS IN THE STATEMENT OF FINANCIAL POSITION (NOK MILLION) 31 DECEMBER 2011
	LOANS AND RECEIVABLES, AND LIABILITIES, AT AMORTISED COST	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS	COST	FINANCIAL DERIVATIVES QUALIFIED FOR HEDGE ACCOUNTING	NON-FINANCIAL ASSETS AND LIABILITIES	TOTAL
Non-current assets
Other shares		60.6	31.5			92.1
Current assets
Trade receivables	1 914.8					1 914.8
Other receivables	226.9	6.1		237.2	139.5	609.8
Cash	279.1					279.1
Non-current liabilities
Non-current interest-bearing debt	-6 589.4					-6 589.4
Other non-current liabilities		-24.2			-75.2	-99.3
Current liabilities
Current interest-bearing debt	-157.0					-157.0
Trade payables	-1 481.8					-1 481.8
Other current liabilities	-370.7	-304.6			-505.0	-1 180.3
Total	-6 178.1	-262.1	31.5	237.2

Fair value	-6 003.8	-262.1	31.5	237.2

NOTE 11—FINANCIAL INSTRUMENTS (Continued)

	FINANCIAL ASSETS AND LIABILITIES
(NOK MILLION) 31 DECEMBER 2010	LOANS AND RECEIVABLES, AND LIABILITIES, AT AMORTISED COST	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS	COST	FINANCIAL DERIVATIVES QUALIFIED FOR HEDGE ACCOUNTING	NON-FINANCIAL ASSETS AND LIABILITIES	TOTAL
Non-current assets
Other shares		91.7	32.5			124.2
Current assets
Trade receivables	1,844.9					1,844.9
Other receivables	238.7	13.2		379.9	183.0	814.7
Cash	318.9					318.9
Non-current liabilities
Non-current interest-bearing debt	-5,107.3					-5,107.3
Other non-current liabilities		-505.4			-65.7	-571.1
Current liabilities
Current interest-bearing debt	-429.7					-429.7
Trade payables	-1,450.2					-1,450.2
Other current liabilities	-439.9	-183.2			-489.2	-1,112.2
Total	-5,024.6	-583.6	32.5	379.9

Fair value	-5,170.9	-583.6	32.5	379.9

        There has not been any reclassification between the categories of financial assets or liabilities in 2012, 2011 and 2010.

        Details regarding criteria for recognition and the basis for measurement for each class of financial instrument are disclosed in note 2—Significant accounting principles.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of financial instruments carried at amortised cost

        With the exception of the EUR 225 million convertible bond, the Group consider that the carrying amount of financial assets and liabilities recognised at amortised cost in the financial statements approximates their fair value. Reference is made to note 10 for further information regarding the convertible bond.

Fair value measurements recognised in the statement of financial position

        Financial instruments that are measured at fair value subsequent to initial recognition are according to IFRS 7 grouped into a hierarchy of 3 different levels based on the degree to which the fair value is observable:

        Level 1:    fair value determined directly by reference to published quotations

        Level 2:    fair value estimated using a valuation technique based on observable data

        Level 3:    fair value estimated using a valuation technique based on unobservable data.

NOTE 11—FINANCIAL INSTRUMENTS (Continued)

		31.12.2012			31.12.2011			31.12.2010
ASSETS AND LIABILITIES MEASURED AT FAIR VALUE: (NOK MILLION)
	NOTE	LEVEL 1	LEVEL 2	LEVEL 3	LEVEL 1	LEVEL 2	LEVEL 3	LEVEL 1	LEVEL 2	LEVEL 3
Financial assets to fair value through profit or loss
Other shares	21	59.3		942.7	60.6			91.7
Other financial instruments			32.8
Current currency hedges			11.6			6.1			13.2
Financial derivatives qualified for hegde accounting			123.5			237.2			379.9
Liabilities measured at fair value:
Financial liabilities to fair value through profit or loss
Conversion liability component	10			-329.5			-24.2			-505.4
Interest swaps			-448.7			-270.9			-141.0
Other derivatives									-32.1
Current currency hedges			-1.8			-33.7			-10.1

        There have been no transfers between the levels in 2012, 2011 or 2010. Shares listed on Oslo stock exchanges are valued at quoted prices. Other shares are valued on level 3 partly based on OTC—listing and partly based on acquisition price as of 17 December 2012. For specification reference is made to note 21.

        The market value of derivative instruments is calculated by comparing the terms agreed under each derivative contract to the market terms for a similar contract on the valuation date. To the extent the difference in cash flow resulting from this comparison takes place at a future date, the amount is discounted to represent the value at the valuation date. The market terms are calculated by upload of representative market data into a dedicated third party application.

Sensitivity analyses

        The conversion liability component is valued on level 3, using an acknowledged valuation model (Black Scholes). There is estimation uncertainty related to some of the parameters in the model. Reference is made to note 10.

Sensitivity analyses conversion liability component:
A 10% increase in share price MHG	-120.3 million
A 10% increase in exchange rate EUR/NOK	71.8 million
A 0.50% point increase in risk free intrest rate	-8.6 million

        Investment in shares in Morpol ASA and Stofnfiskur is valued on level 3, and a 10% increase in share price represents 94.3 million.

NOTE 12—CAPITAL MANAGEMENT AND RISK MANAGEMENT

CAPITAL MANAGEMENT

        Capital management refers to the process of acquiring and utilising capital in the most efficient manner compared to the available alternatives. The primary objective of the Group's capital management is to ensure access to capital contributing to satisfactory operations and maximum generation of shareholder values. The Group manages its capital structure and makes adjustments in light of changes in the underlying economic conditions. Access to borrowed capital is continuously monitored and the Group has a continuous dialog with its lenders. The syndicated loan facility sets forth covenants on the financial ratio of net interest-bearing debt to EBITDA and the equity ratio. Marine Harvest complied with the covenants in its loan agreements at the end of 2012 Details relating to the main loan programmes in the Group are described in note 10.

        Marine Harvest intends to maintain an equity base suitable to the characteristics of the operations, taking into consideration that fish farming is a cyclical business. Capital not deemed necessary for further growth will be returned to shareholders as dividends or repurchase of shares. At year-end 2012, Marine Harvest had an equity of NOK 11 689 million. The equity share, defined by equity/total assets, was at the same time 50.1%. Net interest-bearing debt, defined as total interest-bearing debt less cash was NOK 5 381 million at year-end. The Board of Directors of Marine Harvest ASA considers the equity in the Group appropriate for the scale of the operation.

A dividend policy has been resolved by the Board of Directors. The policy states that:

  •
  The dividend level shall reflect the present and future cash generation potential of the Group.

  •
  Marine Harvest will target a ratio of net interest-bearing debt to equity of less than 0.5.

  •
  When the target level is met, at least 75% of the annual free cash flow after operational and financial commitments will be distributed as dividend.

        The Board of Directors has further adopted guidelines targeting dividend distribution twice a year, whereby each dividend proposal shall be dimensioned with a view to manage net interest bearing debt around a target level. The target level is dimensioned relative to the scope of the Group's operations and was set to NOK 6.0 billion in 2012. Based on the planned reduction in harvest volume in the existing business, the target for net interest bearing debt has currently been reduced to NOK 5.6 billion. This target will be revised in 2013 as a consequence of the completion of the Morpol acquisition and the investment into feed operations.

        The Board of Directors of Marine Harvest ASA has been given proxies from the Annual General Meeting in June 2012 to:

  •
  Purchase shares in the company up to a maximum total nominal value of NOK 268 585 000 which equals approximately 10% of the share capital.

  •
  Increase the company's share capital through issuance of new shares with an aggregate nominal value of up to NOK 134 300 000 divided into 179 066 667 shares at a nominal value of NOK 0.75 per share. 167 201 054 shares were issued under this proxy in relation to the acquisition of 48.5% of Morpol.

  •
  Raise convertible bond loans with a maximum par value of NOK 3 200 million convertible into maximum 640 million new shares with a total nominal value of NOK 480 million.

        The Annual General Meeting also expanded the authority given to the Board of Directors in November 2009 to issue shares as a consequence of the outstanding EUR 225 million convertible bond. The expansion allowed for the issuance of an additional 100 000 000 shares.

NOTE 12—CAPITAL MANAGEMENT AND RISK MANAGEMENT (Continued)

        The Group's principal financial liabilities, other than loans, consist of convertible and non-convertible bonds, derivatives and trade payables. These financial liabilities constitute the majority of the Group's third party financing. The Group holds financial assets such as trade receivables, cash and shares.

        The Group uses financial derivatives, mainly forward contracts and interest rate swaps. The purpose of these instruments is to manage the interest rate and currency risk arising from the operations of the Group. No trading activities in financial instruments are undertaken.

        Details regarding significant accounting policies for financial assets and liabilities are disclosed in note 2 Significant accounting principles.

FINANCIAL RISK MANAGEMENT

        The Group monitors and manages the financial risks arising from the operations. These include currency risks, interest rate risk, credit risk and price/liquidity risk.

        The Group seeks to manage these risks through operational measures or (where such measures are not available) through the use of financial derivatives.

        A policy on the management of these risks has been approved by the Board of Directors. The policy includes principles on currency risk, interest rate risk, price risk, the use of financial instruments and other operational means as well as limits on the maximum and minimum levels of these exposures.

CURRENCY RISK

        In the Marine Harvest Group, several business units carry out a large number of business transactions in currencies different from the domestic currency. For the Group, the relative importance of these transactions is substantially larger on the revenue side than on the cost side.

        To mitigate the potential fluctuation effects on its cash flows, the Group maintains a foreign exchange strategy designated to manage these exposures both in the short and long term. For each of Marine Harvest's legal units, the Group has defined a hedging strategy. For some units the cash inflow is generated in a currency different from the functional currency.

Marine Harvest Norway	EUR
Marine Harvest Chile	USD
Marine Harvest Scotland	GBP
Marine Harvest Canada	USD
Marine Harvest VAP	EUR
Marine Harvest Faroes	DKK
Marine Harvest Cold Water Species	NOK
Marine Harvest Asia	USD

        Transaction exposures arise from firm commitments made to transact in a currency different from the main currency. The transaction exposure depends on the duration of the commitment, but will normally be of relatively short duration. Hedging transactions designated to manage transaction exposures are referred to as cash flow hedges.

        Through hedging of transaction exposures, each business unit aims to ensure that its net cash flows in currencies other than its main hedging currency are hedged towards this currency. Cash flow exposures arise from structural imbalances between the main currency on the revenue side versus the expense side. This imbalance is predominantly a result of production taking place in a country different

NOTE 12—CAPITAL MANAGEMENT AND RISK MANAGEMENT (Continued)

from where the product is sold. Due to their structural nature, the exposure horizon for cash flow exposures is longer than for transaction exposures and is therefore quantified on the basis of estimates for future revenues and expenses. In this estimation, focus is kept on the underlying currency structure of the individual revenue and cost item and the actual currency in which transactions are invoiced is of lesser importance. Hedging transaction designated to manage cash flow exposures are defined as cash flow hedges.

        The Marine Harvest Group normally has a net positive cash flow exposure towards EUR, GBP, USD and JPY and a net negative cash flow exposure towards NOK, CAD and CLP. To hedge Group cash flows against exchange rate fluctuations Marine Harvest has a policy for long-term hedging of the most predominant net exposures. The Group hedges 30-80% of its' underlying exposure between EUR and NOK and between USD and CAD with a horizon of 1-4 years.

        Where the hedge program comprises more than one year, the percentage of the exposure to be hedged is reduced over time.

        At the end of 2012 the Group held a portfolio of hedging instruments designated to mitigate transaction and cash flow exposure with a total contract value of NOK 1 661 million. Instruments equivalent to 99% of the contract value mature in 2013 and no instrument matures beyond 31 December 2014. The portfolio had a net positive market value of NOK 131.6 million at year-end.

Currency exposure in the statement of financial position

        As a consequence of the Group's net cash flows being generated in EUR, GBP and USD, the interest-bearing debt should reflect this currency structure. On 31 December 2012, the currency structure of the interest-bearing debt was 79% EUR, 14% USD, 4% GBP and 3% in other currencies, in line with the policy for 2012. This currency mix is obtained through borrowings as well as the use of currency derivatives.

        The aim is a gradual transition to a currency composition consisting of:

  •
  69% EUR

  •
  20% USD

  •
  7% GBP

  •
  4% in other currencies.

CURRENCY STRUCTURE OF NET INTEREST-BEARING DEBT

        As of 31 December 2012 net interest-bearing debt (incl long term basis swaps) had the following currency structure

(NOK MILLION)	NOK	USD	EUR	GBP	JPY	DKK	CAD	OTHER	TOTAL
Cash	241.5	12.3	-11.2	15.7	0.0	34.8	32.4	9.9	335.3
Current interest-bearing debt	78.8		299.0						377.8
Non-current interest-bearing debt	65.1	840.0	4 196.2	207.3		29.9			5 338.5
Net interest-bearing debt	-97.5	827.8	4 506.4	191.6	0.0	-5.0	-32.4	-9.9	5 381.1

        The carrying amount of interest-bearing debt has been reduced by NOK 28.5 million in capitalised borrowing costs. With the exception of the EUR 225 million convertible bonds, there are no significant difference between the carrying amount and the fair value of non-current interest-bearing debt and

NOTE 12—CAPITAL MANAGEMENT AND RISK MANAGEMENT (Continued)

leasing. Details related to the EUR 225 million convertible bonds and a significant part of the non-current debt are described in note 10.

SENSITIVITY ANALYSIS—CHANGE IN EXCHANGE RATES

        On the basis of financial positions and currency hedges in existence as of 31 December 2012, the effect of a 10 percent change in exchange rate of the following relevant currency pairs has been estimated:

	EUR/NOK	USD/NOK	JPY/NOK	USD/CAD
(NOK MILLION) CURRENCY PAIR EFFECT IN NOK FROM A 10 PERCENT INCREASE IN THE VALUE OF
	NOK	NOK	NOK	CAD
Financial items	468.5	46.4	-10.6	-90.6
Other comprehensive income	103.3
Total	571.8	46.4	-10.6	-90.6

INTEREST RATE RISK

        Marine Harvest ASA shall hedge 100% of the Group's non-current interest-bearing debt in its main financing currencies (EUR, USD and GBP) for a period of five years and 50% of the non-current interest-bearing debt in the following five years. The hedging shall be based on the targeted currency composition. At year-end 2012 the Group had a portfolio of interest swaps with a net negative market value of NOK 448.7 million after a reduction of market value in 2012 of NOK 178.8 million, recognised through profit and loss.

        The portfolio held at the end of 2012, will ensure the payment of the following weighted fixed rates against receipt of 3 month Euribor/Libor for each of the below currencies and periods:

	UNTIL MARCH 2013		MARCH 2013 - MARCH 2014		MARCH 2014 - MARCH 2015
(NOK MILLION) CURRENCY	NOMINAL VALUE	WEIGHTED FIXED RATE	NOMINAL VALUE	WEIGHTED FIXED RATE	NOMINAL VALUE	WEIGHTED FIXED RATE
EUR	341.0	2.82%	341.0	2.81%	341.0	2.45%
USD	215.0	2.57%	215.0	2.55%	215.5	2.61%
GBP	52.5	3.03%	52.5	3.03%	53.0	2.82%

	MARCH 2015 - MARCH 2016		MARCH 2016 - MARCH 2017		MARCH 2017 - MARCH 2022
(NOK MILLION) CURRENCY	NOMINAL VALUE	WEIGHTED FIXED RATE	NOMINAL VALUE	WEIGHTED FIXED RATE	NOMINAL VALUE	WEIGHTED FIXED RATE
EUR	567.0	3.31%	566.0	2.48%	283.0	2.54%
USD	216.0	2.64%	215.0	2.64%	107.5	2.41%
GBP	52.5	2.91%	47.0	2.53%	23.5	2.81%

MARKET VALUE 31.12.2012
EUR	-313.6
USD	-94.1
GBP	-41.0

TOTAL	-448.7

NOTE 12—CAPITAL MANAGEMENT AND RISK MANAGEMENT (Continued)

        A 0.50% point parallel increase in all relevant yield curves will cause a NOK 169,1 million increase in the market value. A decrease of 0.50% will take sum yields below zero and the calculation will only be of theoretical in nature. This change would be classified as a financial item in the statement of comprehensive income for the Group. In addition, the fixed rate coupon on the convertible bond as described in note 10 is part of the hedging of interest rate risk in the Group.

CREDIT RISK

        The Group trades only with recognised, creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and as a main rule the Group's trade receivables are fully credit insured. The Group is monitoring exposure towards individual customers closely and is not substantially exposed in relation to any individual customer or contractual partner as of 31 December 2012. The maximum exposure is disclosed in note 16.

PRICE/LIQUIDITY RISK

        The Group is continuously monitoring liquidity and estimates expected liquidity development on the basis of budgets and monthly updated forecasts from the units. Marine Harvest's financial position and development depend significantly on the spot price developments for salmon, and these prices have historically been volatile. As such Marine Harvest is exposed to movements in supply and demand for salmon. Marine Harvest has to some extent mitigated its exposure to spot prices by entering into bilateral fixed price/volume contracts with its' customers. The hedging rate has normally varied between 15 and 40% of Marine Harvest's sold volume and the duration of the contracts have typically been three to twelve months. To a limited extent such contracts have been entered into with duration of more than twelve months. Furthermore Marine Harvest is reducing its' exposure to spot price movements through its' value added processing activities and tailoring of products for its customers. Other key liquidity risks are fluctuations in production and harvest volumes, biological issues, and changes in the feed price, which is the most important individual factor on the cost side. Feed costs are correlated to the marine and agricultural commodity prices of the ingredients.

        Marine Harvest's aim is to maintain a balance between long-term financing and flexibility by using credit facilities, new borrowings and bonds.

NOTE 12—CAPITAL MANAGEMENT AND RISK MANAGEMENT (Continued)

MATURITY PROFILE OF THE FINANCIAL LIABILITIES AND DERIVATIVES
BASED ON CONTRACTUAL UNDISCOUNTED PAYMENTS, INCLUDING INTEREST

(NOK MILLION)	CARRYING AMOUNT	CONTRACTUAL CASH FLOWS	WITHIN 1 YEAR	1 - 2 YEARS	2 - 5 YEARS	MORE THAN 5 YEARS
Non-derivative financial liabilities
Syndicated loan	-3 921.8	-4 185.1	-352.0	-345.0	-3 488.1
Convertible bond	-1 558.6	-1 842.2	-74.5	-74.5	-1 693.3
Unsecured bond	-79.3	-79.0	-79.0
Leasing debt	-5.7	-5.7	-0.8	-3.0	-1.9
Trade payables and other liabilities	-1 646.4	-1 692.5	-1 535.4	-16.0	-44.6	-96.5
Derivative financial liabilities
Conversion liability component	-329.5
Interest swaps	-448.7	-860.4	-104.7	-97.7	-375.9	-282.2
Cash flow hedges	123.5	135.2	135.2
Transaction hedges	8.1	8.4	7.9	0.5

Total financial liabilities	-7 858.4	-8 521.4	-2 003.3	-535.7	-5 603.8	-378.7

NOTE 13—REMUNERATION

SALARY AND PERSONNEL EXPENSES

(NOK MILLION)	2012	2011	2010
Wages and salaries	-1 635.6	-1 582.0	-1 604.1
Social security taxes	-256.5	-240.6	-250.4
Pension expenses	-78.7	-73.7	-45.0
Other benefits	-447.9	-281.5	-303.1
Total salary and personnel expenses	-2 418.7	-2 177.8	-2 202.5
Average number of employees	6 357	6 236	6 080

        At year-end 2012 there were 6 389 full time employees in the Group.

        The Board of Marine Harvest ASA determines the principles applicable to the Marine Harvest Group's policy for senior executive compensation. The Board is directly responsible for the determination of the CEO's salary and other benefits. The CEO is, in consultation with the chairman of the board, responsible for the determination of the salary and other benefits for the Group's other senior executives. The Marine Harvest Group's senior executives include the management team of each business area as well as the senior members of the corporate staff.

        The following guidelines form the basis of the determination of compensation to the Marine Harvest Group's senior executives:

  •
  The total compensation offered to senior executives shall be competitive, both nationally and internationally.

  •
  The compensation shall contain elements providing necessary financial security following termination of the employment, both before the age of retirement and in connection with this.

NOTE 13—REMUNERATION (Continued)

  •
  The compensation shall be motivating, both for the individual and for the Group's senior executives as a group.

  •
  Variable elements in the total compensation to the Group's senior executives shall be linked to the values generated by the Group for Marine Harvest ASA's shareholders.

  •
  The system of compensation shall be understandable and meet general acceptance internally in the Group, among the Company's shareholders and with the public.

  •
  The system of compensation shall be flexible and contain mechanisms which make it possible to carry out individual adjustments based on the results achieved and contributions made towards the development of the Group.

Fixed salary

        The fixed salary which each individual senior executive in the Marine Harvest Group will receive is a consequence of existing employment agreements. Adjustments of individual fixed salaries will be carried out in accordance with trends in local labour markets, the results achieved, and individual contributions to the development of the Group.

Benefits in kind

        The Marine Harvest Group's compensation schemes include only a limited number of benefits in kind. These benefits are offered in line with what is common practice in local labour markets and typically include personal communication equipment, access to media, and in some instances car and parking arrangements.

Pension

        The Group currently has a number of pension schemes for its employees. The pension schemes comply with local statutory requirements which the individual companies in the Group are obliged to comply with. Schemes which go beyond what is required by law are mainly contribution based. The corporate management team in Norway is included in defined contribution plan where the contribution is limited to 5% - 8% of salaries up to NOK 1.0 million (12 G).

Termination payment

        The Marine Harvest Group has individual agreements on termination payments upon dismissal with several of its senior executives. The right to receive a termination payment is linked to a waiver of the general protection against termination. The period of termination payment is maximum 24 months from resignation.

Bonus

        The Marine Harvest Group's senior executives have, as a part of their employment terms, a right to receive an annual bonus. The scheme is cash-based and is triggered for each individual if targets for the Group, and for the individual entitled to a bonus, are met. 70% of the bonus is linked to the target achievement of the Group and a business area, while 30% is linked to individual goal achievement. The size of the bonus is, for each individual, limited to a share of the person's fixed salary. The CEO is entitled up to a 50% of the annual fixed salary. Other GMT members, Business Unit managing directors and Senior Group Staff are entitled to up to 30% of annual fixed salary.

NOTE 13—REMUNERATION (Continued)

        The costs of salary and other benefits to the key management personnel are:

REMUNERATION TO KEY MANAGEMENT PERSONNEL

	(NOK Million)
	2012	2011	2010
Salaries and other short-term employee benefits	19.9	13.8	28.9
Termination benefits	3.5	0.0	5.6
Post-employment benefits	2.2	1.5	0.6
Shared based payments	1.3	6.4	0.0
Total	26.9	21.6	35.1

SHARE PRICE BASED BONUS SCHEME

        Marine Harvest Group has a share price based bonus scheme for key employees. The scheme was launched in 2008, and the first bonus payments was in April 2011. The main characteristics of the scheme are as follows:

  •
  The individual entitled to bonus is allotted a number of calculatory "Units". Each Unit corresponds to one share in Marine Harvest, and the "Base value" of each Unit corresponds to the market price of Marine Harvest's share + 7.5% at the time of allotment.

  •
  3 years after allotment, the individual entitled to bonus will be paid a cash bonus corresponding to the positive difference between the Marine Harvest share's market value at such time and the Base Value, multiplied with the number of Units.

  •
  The individual entitled to bonus is obligated to invest the bonus amount after income tax has been deducted in Marine Harvest shares at market price. These shares are purchased from Marine Harvest (if treasury shares are available), or in the market. Marine Harvest will cover the individual's expenses for purchasing the shares.

  •
  The individual entitled to bonus is obligated to own the purchased shares for a minimum of 12 months following their acquisition.

  •
  The payment of bonus is conditional upon the individual entitled to bonus being employed in the Marine Harvest Group during the whole earning period. The bonus amount is, for each individual, limited to 2 years' salary.

  •
  The scheme has a maximum scope of 35 million Units per year.

Recent allotments taken place:

  •
  On 26 June 2009 13 450 000 Units were allotted to 65 employees in the Group. The Base Value for this allotment was NOK 4.4887 per Unit, and strike adjusted for dividends was NOK 3.5275 per Unit. The allotment was executed in July 2012, and NOK 7.9 million was paid out.

  •
  On 21 April 2010, 32 000 000 Units were allotted to 67 employees in the Group. The Base Value for this allotment was NOK 5.7405 per Unit, and strike adjusted for dividends was NOK 4.5125 per Unit.

  •
  On 28 March 2011, 29 750 000 Units were allotted to 52 employees in the Group. The base value for this allotment was NOK 7.353 per Unit, and strike adjusted for dividends was NOK 6.4822 per Unit.

NOTE 13—REMUNERATION (Continued)

  •
  No new agreements were signed in 2012.

        Both the Base Value and the number of calculatory Units have been adjusted as a result of distributed dividend.

        Outstanding Units will forfeit without any compensation to the beneficiary if the employment with Marine Harvest Group ceases prior to the settlement date.

SHARE PRICE BASED BONUS SCHEME FOR SENIOR EXECUTIVES

OUTSTANDING UNITS PER ALLOTMENT	2011-ALLOTMENT	2010-ALLOTMENT	2009-ALLOTMENT
Distributed units	29 750 000	32 000 000	13 450 000
Forfeited units	-2 250 000	-8 400 000	-4 375 000
Dividend adjustment	3 694 240	6 419 648	2 468 572
Execution	—	—	-11 543 572
Total Units outstanding at year end	31 194 240	30 019 648	0

Number of employees in the scheme at year end	48	51	—

SHARE PURCHASE PROGRAM

        All permanent employees in Marine Harvest ASA and its Norwegian subsidiaries have in the years 2009 through 2012 had the opportunity to acquire shares in the Company within the scope of the Norwegian Tax Act Section 5-14. These provisions provide this group of employees with the opportunity to receive a tax free benefit of NOK 1,500 in connection with their participation in such a scheme. The employees are given the opportunity to get the purchase financed through a loan from Marine Harvest ASA, which will be deducted in salary over maximum 10 months.

        No other loans or guaranties have been granted to key management personnel.

PENSIONS

        Pensions are not a significant cost component or obligation in the financial statements. The different schemes in the Group are explained below:

DEFINED BENEFIT PLANS

Marine Harvest ASA

        Marine Harvest ASA has a defined benefit pension plan for one employee, and the net obligation(1) as of 31 December 2012 amounts to NOK 25 million (2011: NOK 23.2 million and 2010: nil).

Marine Harvest Norway

        Marine Harvest Norway has a defined benefit pension plan for one employee, in addition to a provision related to the old scheme for early retirement pension. The new early retirement plan will be recognised as a defined contribution plan, as there is not sufficient information available to measure and allocate the total liability or breakdown per company.

NOTE 13—REMUNERATION (Continued)

Marine Harvest Scotland

        Marine Harvest Scotland participates in a pension scheme providing benefits based on final pensionable pay which is now closed to further contributions. The scheme has 467 members. There is a nominal pension surplus balance recognised which as of 31 December 2012 is GBP 2.5 million (2011: GBP 2.4 million and 2010: GBP nil).

Marine Harvest VAP—France

        The entities in France have established agreements where the employees are entitled to payments after retirement according to a legally defined benefit plan. There are 883 employees in France that are included in these pension schemes, and the net obligations as of 31 December 2012 amounts to EUR 2.7 million (2011: EUR 1.8 million and 2010: EUR 1.6 million).

Marine Harvest VAP—Belgium

        For a small number of employees of the old Marine Harvest, there is still a defined benefit plan in place. There are 8 employees in Belgium that are included in this pension scheme and the net obligation as of 31 December 2012 amounts to EUR 0.5 million (2011: EUR 0.3 million and 2010: EUR 0.3 million).

CONTRIBUTION PLANS

Marine Harvest ASA

        In Marine Harvest ASA there is a defined contribution plan with 38 members. For 2012 the cost related to this scheme was NOK 2.3 million. (2011: NOK 2.1 million and 2010: NOK 1.6 million).

Marine Harvest Norway and subsidiaries

        Marine Harvest Norway, subsidiaries and other Norwegian group companies Marine Harvest Norway, Marine Harvest Ingredients, Sterling White Halibut and Marine Harvest Labrus has a defined contribution plan for the 1 690 employees. All permanent employees employed in minimum 20% positions are included in the plan, where the employer contributes between 4 - 8% of the salary up to a maximum of 12 G (1 G = NOK 82 122). The cost of the scheme was NOK 28.0 million in 2012 (2011: NOK 24.2 million and 2010: NOK 14.9 million).

Marine Harvest Canada

        Marine Harvest Canada has a single defined contribution pension plan (DCPP) with 202 current members. The plan is voluntary and employees can join after 2 years of continuous service. The contribution rate is 6% by employer and 4% by employee. There are 68 employees that have been grandfathered in the plan. The contribution rate for these employees is 8% by employer and 6% by employee. The cost of the scheme was CAD 0.8 million in 2012 (2011: CAD 0.9 million and 2010: CAD 0.9 million).

Marine Harvest Scotland

        Marine Harvest Scotland operates a defined contribution pension scheme for 517 members. The pension charge for the year represents contributions payable by the company to the scheme, and was GBP 0.6 million in 2012 (2011: GBP 0.5 million and 2010 GBP 0.4 million).

NOTE 13—REMUNERATION (Continued)

Marine Harvest Chile

        In Marine Harvest Chile, the pensions are generated by an individual mandatory savings account equal for all workers, legally defined. Every month 10% of the salary is deducted and sent to the administrator chosen by the worker. The scheme had 476 members (employees) in 2012, and the cost was USD 1.2 million in 2012 (2011: USD 1.1 million and 2010: USD 1.3 million).

Marine Harvest VAP—Belgium

        A contribution plan for groups of employees has been established in Belgium, covering 64 employees. The premium in the scheme is calculated as a percentage of yearly salary, and both the company and the employee contribute to the scheme. According to the law in Belgium the contribution plan has a minimum return guarantee and in 2012 the return is in line with this minimum guarantee and the cost was EUR 0.2 million in 2012 (2011: EUR 0.3 million and 2010: EUR 0.3 million).

NOTE 14—TAXES

TAX FOR THE YEAR IN THE STATEMENT OF COMPREHENSIVE INCOME (NOK MILLION)	2012	2011	2010
Norway	13.8	-0.2	-0.7
Foreign units	-51.9	-192.8	-184.4
Tax on profits (current tax)	-38.0	-192.9	-185.1

Norway	-316.6	19.3	-901.2
Foreign units	-34.3	126.9	-168.0
Change in deferred tax	-351.0	146.2	-1 069.2

Total taxes related to profit for the year	-389.0	-46.7	-1 254.3

RECONCILIATION BETWEEN NOMINAL AND EFFECTIVE TAX RATE (NOK MILLION)	2012	2011	2010
Profit before tax	830.3	579.5	4 666.0
Nominal tax rate	28%	28%	28%
Tax calculated with nominal tax rate	-232.5	-162.3	-1 306.5

Non taxable income/loss on sale of shares	38.6	-0.7	—
Convertibel bond	-85.5	134.7	-68.8
Non taxable income/loss from associated company	21.6	-3.9	56.6
Non taxable income/loss on change in market value on financial instruments	0.6	—	—
Effect of changed tax rate	-24.7	6.8	—
Effect of adjustment of income from previsous years	-4.2	-22.0	5.7
Effect of recognition/derecognition of tax assets	-72.7	25.0	—
Other permanent difference reported by the entities	-6.9	-9.0	11.2
Effect of different tax rates	-23.2	-15.3	47.5
Total actual tax in the statement of comprehensive income	-389.0	-46.7	-1 254.3

TAX FOR THE YEAR RECOGNISED IN OTHER COMPREHENSIVE INCOME (NOK MILLION)	2012	2011	2010
Deferred tax related to income recognised as other comprehensive income	31.1	38.5	-61.8
Other comprehensive income including currency effects	29.4	-3.7	-10.0
Total tax for the year recognised in Comprehensive income	60.5	34.8	-71.8

TAX PREPAID/RECEIVABLE IN THE STATEMENT OF FINANCIAL POSITION (NOK MILLION)	2012	2011	2010
Tax prepaid/receivable in Norway	11.5	—	—
Tax prepaid/receivable in foreign units	55.5	44.2	114.3
Total tax prepaid/receivable in the statement of financial position	67.0	44.2	114.3

NOTE 14—TAXES (Continued)

TAX PAYABLE IN THE STATEMENT OF FINANCIAL POSITION (NOK MILLION)	2012	2011	2010
Tax payable in Norway	—	4,6	14,4
Tax payable, foreign units	26.2	82.0	35.3
Total tax payable in the statement of financial position	26.2	86.6	49.7

SPECIFICATION OF DEFERRED TAX AND BASIS FOR DEFERRED TAX/TAX ASSETS TAX INCREASING/(REDUCING) TEMPORARY DIFFERENCES (NOK MILLION)	2012	2011	2010
Non-current assets	3 887.3	5 302.6	5 027.4
Current assets	4 797.0	4 314.4	6 594.4
Debt	334.2	219.0	48.7
Pension obligation	-50.2	-37.7	—
Tax losses carried forward	-677.5	-1 703.8	-2 955.3
Other differences	-24.1	492.8	297.9
Total temporary differences	8 266.7	8 587.4	9 013.1

Tax losses carried forward in Norway	-404.0	-1 236.1	-2 545.2
Other temporary differences in Norway	6 975.6	6 829.0	8 102.0
Tax losses carried forward abroad	-273.5	-467.7	-410.1
Other temporary differences abroad	1 968.6	3 462.2	3 866.4
Total temporary differences	8 266.7	8 587.4	9 013.1

TOTAL DEFERRED TAX ASSET/LIABILITIES IN THE STATEMENT OF FINANCIAL POSITION (NOK MILLION)	2012	2011	2010
Deferred tax assets	73.9	160.1	118.6
Deferred tax liabilities(1)	-2 543.7	-2 339.4	-2 441.6
Net deferred tax in the statement of financial position	-2 469.8	-2 179.3	-2 323.0

(1)
Purchase of Straume Fiskeoppdrett and Eggesbønes AS increased deferred tax liabilities with 37 MNOK

        The Group has capitalized deferred tax assets related to tax losses carried forward. This is based on the expectation of sufficient earnings in the future, mainly in Norway, Chile and USA where the majority of tax losses carried forward are located. In Norway tax losses can be carried forward indefinitely. In addition, substantial deferred tax liabilities linked to non-current assets and current assets are recorded. Deferred tax assets linked to tax losses are offset against deferred tax liabilities in

NOTE 14—TAXES (Continued)

the tax jurisdictions where acceptable, and remaining deferred tax asset in the group accounts are mainly deferred tax assets in Norway.

MATURITY OF TAX LOSSES WHERE DEFERRED TAX LOSS IS RECOGNISED (NOK MILLION) TO YEAR	NORWAY	ABROAD	TOTAL
2013	—	—	—
2014	—	—	—
2015	—	—	—
2016	—	12.3	12.3
2017	—	3.3	3.3
2018	—	—	—
2019	—	—	—
2020	—	41.0	41.0
2021	—	3.2	3.2
2022+	—	58.7	58.7
Unlimited	404.0	154.9	558.9
Total 2012	404.0	273.5	677.5

Total 2011	1 236.1	467.7	1 703.8
Total 2010	2 545.2	410.1	2 955.3

TAX RATES APPLIED (SELECTED COUNTRIES) COUNTRY	2012	2011	2010
Japan	40.0%	40.0%	44.3%
USA	35.0%	35.0%	35.0%
Belgium	34.0%	34.0%	34.0%
France	33.3%	33.3%	33.3%
Norway	28.0%	28.0%	28.0%
Scotland	24.5%	26.5%	27.0%
The Netherlands	25.0%	25.0%	25.5%
Canada	25.0%	25.0%	25.0%
Poland	19.0%	19.0%	19.0%
Faroe Islands	20.5%	20.5%	18.0%
Chile	20.0%	20.0%	17.9%
Ireland	12.5%	12.5%	10.0%

NOTE 14—TAXES (Continued)

MATURITY OF TAX LOSSES FOR WHICH NO DEFERRED TAX ASSET IS RECOGNISED (NOK MILLION) TO YEAR	NORWAY	ABROAD
2013	—	21.6
2014	—	15.6
2015	—	321.1
2016	—	7.5
2017	—	7.0
2018	—	—
2019	—	—
2020	—	—
2021	—	—
2022+	—	—
Unlimited	—	7.0
Total	—	379.7

Total 2011	—	137.1
Total 2010	—	265.8

NOTE 15—CASH

(NOK MILLION)	2012	2011	2010
Cash in bank	246.1	213.1	244.2
Restricted cash / withheld taxes	35.9	35.1	32.9
Other restricted cash	53.3	30.9	41.9
Cash	335.3	279.1	319.0

NOTE 16—TRADE RECEIVABLES AND OTHER RECEIVABLES

SPECIFICATION OF CARRYING AMOUNT OF RECEIVABLES (NOK MILLION)	2012	2011	2010
Trade receivables	1 799.4	1 929.9	1 861.1
Provisions for bad debts	-17.5	-15.0	-16.1
Net trade receivables	1 782.0	1 914.9	1 844.9

Prepayments	95.4	65.4	67.8
Currency hedges	135.1	243.3	393.1
Other	362.3	301.1	353.8
Other receivables	592.7	609.8	814.7

Total trade receivables and other receivables	2 374.7	2 524.86	2 659.6

AGE DISTRIBUTION OF TRADE RECEIVABLES (NOK MILLION)	2012	2011	2010
Receivables not overdue	1 426.3	1 661.4	1 543.4
Overdue 0-6 months	360.3	257.7	308.6
Overdue more than 6 months	12.8	10.8	9.2
Total carrying amount of trade receivables	1 799.4	1 929.9	1 861.1

NOTE 16—TRADE RECEIVABLES AND OTHER RECEIVABLES (Continued)

MOVEMENT IN PROVISIONS FOR BAD DEBT (TRADE RECEIVABLES)

        At the beginning of 2012, provisions for bad debt amounted to NOK 15.0 million. Provisions amounting to NOK -0.8 million was considered lost and thus written-off. Adjusted for additional provisions for losses of NOK 4.0 million, as well as NOK -0.7 million in currency effects, the provision for bad debt amounted to NOK 17.5 million at year-end 2012.

CURRENCY EXPOSURE TO TRADE RECEIVABLES

        The Group held trade receivables amounting to NOK 1 782.0 million at year-end.

        The units generally completes their sales in the main trading currency in the country of destination. Below the carrying amount of trade receivables per unit is presented, and an indication of currency is given by reference to the markets where sales from the unit generally are made.

BUSINESS UNIT (NOK MILLION)	MAIN MARKETS AND CURRENCY	2012	2011	2010
Marine Harvest Norway	European market (EUR). US market (USD). Russia (USD) and Asia (JPY&USD)	619.3	596.3	566.2
Marine Harvest Chile	US market (USD). Brazil and Argentina (USD) and Asia (JPY)	242.6	238.3	190.9
Marine Harvest Canada	US market (USD)	16.6	26.7	125.0
Marine Harvest Scotland	Domestic market (GBP) and European market (EUR)	97.4	139.9	99.2
Marine Harvest VAP Europe	Belgium. France and Holland (EUR)	642.0	728.1	723.0
Marine Harvest Other
Businesses and eliminations		164.1	185.6	140.6
Net trade receivables		1 782.0	1 914.9	1 844.9

NOTE 17—TRADE PAYABLES AND OTHER CURRENT LIABILITIES

(NOK MILLION)	2012	2011	2010
Trade payables	1 452.5	1 481.8	1 450.2

Other current liabilities
Social security and other taxes	121.8	117.4	93.1
Accrued expenses	385.9	332.7	401.8
Market value interest- and currency hedging instruments	450.4	304.6	151.1
Other liabilities	517.3	425.6	466.3
Total other current liabilities	1 475.4	1 180.3	1 112.2

CURRENT INTEREST-BEARING DEBT TO FINANCIAL INSTITUTIONS (NOK MILLION)	2012	2011	2010
First years instalment on debt	235.3	—	250.6
Bank overdrafts	45.0	154.8	175.2
Other current interest-bearing debt	97.5	2.2	3.9
Total current interest-bearing debt	377.8	157.0	429.7

NOTE 17—TRADE PAYABLES AND OTHER CURRENT LIABILITIES (Continued)

UNUSED DRAWING RIGHTS (NOK MILLION)	2012	2011	2010
Unused part of bank overdraft facility (to be renewed within one year)	73.9	79.1	81.1
Unused part of bank overdraft facility (to be renewed in more than one year)	345.6	251.0	209.5
Unused part of other drawing rights (to be renewed in more than one year)	1 038.9	422.4	528.9
Total unused drawing rights	1 458.4	752.5	819.5

NOTE 18—SECURED LIABILITIES AND GUARANTEES

CARRYING VALUE OF DEBT SECURED BY MORTGAGES AND PLEDGES (NOK MILLION)	2012	2011	2010
Debt to financial institutions	4 036.1	5 045.6	3 783.2
Leasing debt	5.7	12.3	127.7
Total debt secured by mortgages and pledges	4 041.8	5 057.9	3 910.9

Guarantee liabilities	88.7	96.7	47.6

        The Group syndicated loan facility has been established with security in current assets, licenses (where applicable), fixed assets and guarantees from some of the entities in the Group. In addition the shares in larger subsidiaries have been pledged in favour of the bank syndicate.

CARRYING VALUE OF ASSETS PLEDGED AS SECURITY FOR DEBT (NOK MILLION)	2012	2011	2010
Tangible fixed assets and licenses	6 382.5	6 452.1	6 424.0
Inventory and biological assets	6 207.3	6 189.0	7 088.6
Trade receivables	985.0	1 154.0	1 108.4
Other assets	7.6	3.7	22.0
Total assets pledged as security	13 582.4	13 798.8	14 642.9

NOTE 19—OTHER NON-CURRENT LIABILITIES

(NOK MILLION)	2012	2011	2010
Net pension obligations	78.8	67.8	53.0
Conversion liability component—details in note 10	329.5	24.2	505.4
Other non-current liabilities	6.4	7.4	12.7
Total other non-current liabilities	414.7	99.3	571.1

NOTE 20—INVESTMENTS IN ASSOCIATED COMPANIES

        Associated companies are companies where the Group has a significant ownership interest, ranging from 20-50%, and where the Group is able to exercise significant influence. Associated companies are recorded in the Group accounts in accordance with the equity method. None of the companies recongised as associated companies are listed companies.

ASSOCIATED COMPANIES (NOK MILLION)	HEAD OFFICE	OWNERSHIP	OWNED BY	ACQUISITION COST	CARRYING AMOUNT 01.01.12	SHARE OF PROFIT 2012	DIVIDENDS RECEIVED 2012	OTHER CHANGES 2012	CARRYING AMOUNT 31.12.12
Nova Sea AS	Lovund	48%	Marine Harvest Holding AS	269.2	539.5	78.7	-23.5	—	594.7
Finnøy Fisk AS	Finnøy	45%	Marine Harvest Norway AS	22.7	38.1	0.4	-8.3	—	30.2
Vågafossen Settefisk AS	Vikedal	48%	Marine Harvest Norway AS	1.3	7.6	0.6	—	—	8.2
Center for Aquaculture
Competence AS	Hjelmeland	33%	Marine Harvest Norway AS	0.2	43.7	1.0	—	-30.7	14.0
Others				0.1	0.2	2.9	—	-2.9	0.2
Total				293.5	629.0	83.6	-31.8	-33.6	647.3

(NOK MILLION)	TOTAL ASSETS	TOTAL LIABILITIES	TOTAL REVENUE	TOTAL PROFIT AND LOSS
2012
Nova Sea AS	1 343.0	725.5	1 313.2	98.8
Finnøy Fisk AS	60.8	31.8	13.0	1.3
Centre for Aquaculture Competence AS	19.2	15.4	67.2	2.7
Vågafossen Settefisk AS	19.2	3.1	17.6	2.2
2011
Nova Sea AS	1 236.0	627.4	927.3	130.2
Finnøy Fisk AS	75.8	49.3	37.0	17.6
Centre for Aquaculture Competence AS	55.7	54.6	35.9	-0.6
Vågafossen Settefisk AS	18.5	3.6	17.9	1.6
2010
Nova Sea AS	1 179.0	699.8	1 155.8	265.1
Finnøy Fisk AS	78.0	50.6	48.5	27.3
Centre for Aquaculture Competence AS	41.0	39.2	29.0	0.9
Vågafossen Settefisk AS	18.8	4.6	16.3	0.6

NOTE 21—INVESTMENTS IN OTHER SHARES

        Shares and holdings where the Group does not have significant influence.

SHAREHOLDINGS (NOK MILLION) SELSKAP	NUMBER OF SHARES	OWNERSHIP %	ACQUISITION COST	CHANGES IN MARKET VALUE 2012	CARRYING AMOUNT 31.12.12
Aker Seafoods ASA(1)	10 092 923	11.9%	251.0	32.9	59.3
Morpol ASA	81 531 705	48.5%	937.6	—	937.6
Stofnfiskur	10 633 341	7.8%	6.0	—	3.0
Norway Seafoods AS(1)	10 092 923	11.9%	34.1	-29.1	5.0
Other shares			2.8	—	3.6
Total carrying amount of other shares			1 231.4	3.8	1 008.6

(1)
Acquisiton cost in Norway Seafoods AS represents the value at the time of the demerger from Aker Seafood ASA. The acquisition cost in Aker Seafood ASA has been redused accordingly.

NOTE 21—INVESTMENTS IN OTHER SHARES (Continued)

        The shares in Aker Seafoods ASA are carried at fair value based on the market price for the shares at the Oslo Stock Exchange at year-end 2012

        The shares in Norway Seafoods AS are carried at fair value (OTC list).

        The shares in Morpol ASA are carried at fair value based on the acqusition price. Marine Harvest does not have either control or significant influence of the shares in Morpol ASA. Reference is made to note 30.

NOTE 22—CONSOLIDATED ENTITIES

        The consolidated financial statements include the following companies:

PARENT COMPANY	COUNTRY
Marine Harvest ASA	Norway

SUBSIDIARIES—NORWAY	COUNTRY	OWNERSHIP %
Marine Harvest Holding AS	Norway	100.00%
Marine Harvest Norway AS	Norway	100.00%
Marine Harvest Ingredients AS	Norway	100.00%
Sterling White Halibut AS	Norway	100.00%
Marine Harvest Minority Holding AS	Norway	100.00%
Marine Harvest Labrus AS	Norway	100.00%

SUBSIDIARIES—AMERICAS	COUNTRY	OWNERSHIP %
Marine Harvest North America Inc.	Canada	100.00%
Marine Harvest Canada Inc.	Canada	100.00%
Englewood Packing Company Ltd.	Canada	100.00%
Marine Harvest Chile S.A	Chile	100.00%
Ocean Horizons S.A	Chile	100.00%
Fjord Seafood Chile S.A	Chile	100.00%
Cultivadora de Salmones Linao S.A	Chile	100.00%
Salmones Americanos S.A	Chile	100.00%
Salmones Tecmar S.A	Chile	100.00%
Salmones Lican S.A.	Chile	100.00%
Processadora De Productos Marinos Delifish S.A	Chile	100.00%
Salmoamerica Corp.	Panama	100.00%
Aquamerica International Holdings S.A	Panama	100.00%
Panamerica International Holdings S.A	Panama	100.00%
Marine Harvest USA Holding LLC	USA	100.00%
Ducktrap River of Maine LLC	USA	100.00%
Marine Harvest USA LLC	USA	100.00%

NOTE 22—CONSOLIDATED ENTITIES (Continued)

SUBSIDIARIES—ASIA	COUNTRY	OWNERSHIP %
Marine Harvest China Co. Ltd.	China	100.00%
Marine Harvest Hong Kong Cy Ltd	Hong Kong	100.00%
Marine Harvest Japan Inc	Japan	100.00%
Marine Harvest Food Service Inc	Japan	100.00%
Marine Harvest Korea Co. Ltd	Korea	100.00%
Marine Harvest Taiwan Co. Ltd	Taiwan	100.00%
Marine Harvest Singapore Pte Ltd	Singapore	100.00%

SUBSIDIARIES—EUROPE	COUNTRY	OWNERSHIP %
Marine Harvest Pieters NV	Belgium	100.00%
Marine Harvest VAP Europe NV	Belgium	100.00%
Marine Harvest Central and Eastern Europe s.r.o.	Czech Republic	100.00%
Marine Harvest Faroes P/F	Faroes	72.90%
Marine Harvest VAP France SAS	France	100.00%
Marine Harvest Appéti' Marine SAS	France	100.00%
Marine Harvest Boulogne SAS	France	100.00%
Marine Harvest Rolmer SAS	France	100.00%
Marine Harvest Lorient SAS	France	100.00%
J.L. Solimer SARL	France	100.00%
Marine Harvest Kritsen SAS	France	100.00%
Marine Harvest Rennes SAS	France	100.00%
Belisco Ehf	Iceland	100.00%

SUBSIDIARIES—EUROPE	COUNTRY	OWNERSHIP %
Comhlucht Iascaireachta Fanad Teoranta	Ireland	100.00%
Bradan (Maoil Rua) Teoranta	Ireland	100.00%
Bradan Fanad Teoranta	Ireland	100.00%
Bradan Prioseal Teoranta	Ireland	100.00%
Fanad Pettigo Teoranta	Ireland	100.00%
Feirm Farraige Oilean Chliara Teoranta	Ireland	90.00%
Fanad Fisheries (Trading) Ltd	Ireland	100.00%
Silverking Seafoods Ltd	Ireland	100.00%
Marine Harvest Italia S.R.L.	Italy	100.00%
Marine Harvest NV	Netherlands	100.00%
Marine Harvest International BV	Netherlands	100.00%
Marine Harvest Holland BV	Netherlands	100.00%
Marine Harvest Sterk Holding BV	Netherlands	100.00%
Marine Harvest Sterk BV	Netherlands	100.00%
Marine Harvest Poland Sp. Zoo	Poland	100.00%
Marine Harvest (Scotland) Ltd	Scotland	100.00%
Marine Harvest Spain, S.L.	Spain	100.00%

NOTE 23—SHARE CAPITAL

SHARE CAPITAL (NOK MILLION)	2012	2011	2010
Total number of shares	3 748.3	3 581.1	3 574.9
Nominal value as of 31.12 (NOK)	0.75	0.75	0.75
Share capital (total number of shares at nominal value)	2 811.3	2 685.9	2 681.2
Share premium reserve	779.0	55.0	17.5

OVERVIEW OF THE LARGEST SHAREHOLDERS 31.12.2012:	NO. OF SHARES	OWNER'S SHARE %
Geveran Trading CO LTD	730 412 902	19.49%
Folketrygdfondet	290 483 992	7.75%
Morgan Stanley & CO Internat. PLC	254 203 535	6.78%
Geveran Trading CO LTD	123 480 400	3.29%
State Street Bank and Trust CO.	114 867 710	3.06%
Clearstream Banking S.A.	109 080 746	2.91%
Friendmall LTD	80 524 404	2.15%
State Street Bank & Trust CO.	80 409 314	2.15%
State Street Bank and Trust CO.	62 835 557	1.68%
State Street Bank and Trust CO	55 956 585	1.49%
DNB NOR Bank ASA	51 715 263	1.38%
Goldman Sachs & CO—Equity	51 714 000	1.38%
Deutsche Bank Trust CO. Americas	48 439 520	1.29%
The Bank of New York Mellon	46 182 666	1.23%
Statoil Pensjon	36 782 996	0.98%
Varma Mutual Pension Insurance	33 500 000	0.89%
West Coast Invest AS	30 012 000	0.80%
JPMorgan Chase Bank	26 955 832	0.72%
MP Pensjon PK	24 658 000	0.66%
Skandinaviska Enskilda Banken	23 856 153	0.64%
Total 20 largest shareholders	2 276 071 575	60.72%

Total other	1 472 270 022	39.28%
Total number of shares	3 748 341 597	100.00%

SHAREHOLDERS PER COUNTRY	NO. OF SHARES	SHARE %
Norway	1 102 249 091	29.41%
Cyprus	955 246 829	25.48%
USA	652 890 401	17.42%
Great Britain	555 172 119	14.81%
Other countries	482 783 157	12.88%

NOTE 23—SHARE CAPITAL (Continued)

SHARES OWNED BY BOARD MEMBERS, GROUP MANAGEMENT AND THEIR RELATED PARTIES AS OF 31.12.2012	NUMBER OF SHARES
Board of Directors
Ole-Eirik Lerøy (Chairman of the Board)	11 220 000
Leif Frode Onarheim	300 000
Solveig Strand	20 000
Michael Parker	0
Cecilie Fredriksen(1)	0
Tor Olav Trøim	5 000
Hege Sjo	0
Turid Lande Solheim	5 909
Geir-Elling Nygård	0
Stein Mathiesen	3 018
Total number of shares held by Board members	11 553 927

Group Management
Alf-Helge Aarskog CEO	255 909
Ivan Vindheim CFO	3 018
Marit Solberg COO Farming	245 707
Ola Brattvoll COO Sales and Marketing	3 018
Øyvind Oaland R&D Global Director	80 450
Anne Lorgen Riise HR Global Director	0
Total number of shares held by Group management	588 102

Total number of shares held by Board members and Group management personnel	12 142 029

Total number of shares held by Board members and Group management personnel in % of total outstanding shares	0.32%

(1)
Cecilie Fredriksen is a member of the class of Beneficiaries of the Trusts which indirectly control Geveran Trading Co Limited.

TRS AGREEMENTS AND FORWARD CONTRACTS

        Geveran Trading Co Ltd (Geveran), which is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, holds 918 233 302 shares representing 24.50% of the issued capital in Marine Harvest ASA and has an additional exposure to the share through TRS agreements relating to 70 000 000 shares in Marine Harvest ASA.

        Ole-Eirik Lerøy and his affiliate own 41 220 000 shares in Marine Harvest ASA, of which 30 000 000 shares are covered by a forward agreement. This represents a total ownership of 1.15% of the issued share capital. The settlement date of the forward agreement is 16 December 2013 and the purchase price is NOK 3.9287 per share.

SHAREHOLDERS RIGHTS

        There are no current limitations in voting rights or trade limitations related to the Marine Harvest share.

NOTE 23—SHARE CAPITAL (Continued)

AUTHORIZATION TO INCREASE THE SHARE CAPITAL

        The Board of Directors is granted an authorization to increase the company's share capital with a total par value up to NOK 134 300 000 represented by up to 179 066 667 shares, with a nominal value of NOK 0.75 per share. 167 201 054 shares were issued under this proxy in relation to the acquisition of 48.5% of Morpol. The authority also applies to capital increases in connection with mergers pursuant. The authority did not define the purpose(s) of such capital increase. The authority expired at the AGM in 2013.

POWER OF ATTORNEY TO REPURCHASE OWN SHARES

        The Board is granted a power of attorney to purchase shares in the company up to a maximum total nominal par value of NOK 268 585 000, which equals approx . 10% of the current share capital in the secondary market during the period up until the AGM 2013. The shares may be purchased at a maximum price of NOK 12 per share and a minimum price corresponding to their nominal value, NOK 0.75 per share.

NOTE 24—EARNINGS PER SHARE

EARNINGS PER SHARE/DILUTED EARNINGS PER SHARE (NOK MILLION)	2012	2011	2010
Profit for the year attributable to owners of Marine Harvest ASA	437.3	527.3	3 381.2
Number of shares as of 31 December	3 748.3	3 581.1	3 574.9
Time-weighted average of shares issued and outstanding (million)	3 586.4	3 579.3	3 574.9
Average diluted number of shares (million)	3 930.1	3 922.9	3 574.9
= Earnings per share (NOK)	0.12	0.15	0.95

= Diluted earnings per share (NOK)	0.12	0.15	0.95

        Basic EPS is calculated on the weighted average number of shares outstanding during the period.

        Convertible bonds that are "in the money" are considered to have a dilutive effect if EPS is reduced when assuming a full conversion into shares at the beginning of the period and reversing all its effects on earnings for the period. On the other hand, if the effect of the above increases EPS, the bond is considered anti-dilutive, and is then not included in diluted EPS. The adjustments to earnings are interest expenses, currency gains/losses, changes in fair value of equity conversion option and estimated taxes.

        The equity conversion option on the convertible bond was "in the money" at the end of the reporting period, but the effect on EPS was anti-dilutive and the convertible bond is therefore note included in diluted EPS

NOTE 25—RELATED PARTY TRANSACTIONS

SHAREHOLDERS

        Geveran Trading Co Ltd is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family. At year-end 2012 Geveran Trading's affiliated ownership in Marine Harvest was 918 233 302 shares constituting 24.5% of the total share capital and TRS agreements with an underlying net exposure to 70 million shares.

NOTE 25—RELATED PARTY TRANSACTIONS (Continued)

Transactions with associated companies

        The figures presented below are with associated companies, mainly Nova Sea AS, Finnøy Fisk AS, Vågafossen Setterfisk AS and Center for Aquaculture Competence AS.

RELATED PARTY TRADE TRANSACTIONS (NOK MILLION)	2012	2011	2010
Revenue	18.9	15.1	—
Purchase	-140.2	-67.3	-377.3
Trade receivables	-0.3	8.5	0.2
Trade payables	22.6	35.7	56.7

NOTE 26—CONTINGENCIES

        We are routinely involved in various legal matters arising from the normal course of business for which no material provisions has been made in the financial statements. While the outcome of these proceedings cannot be predicted with certainty, we believe that these proceedings, when resolved, will not have a material adverse effect on our results of operations, financial position, or liquidity. Refer to note 30 for further information.

NOTE 27—OTHER OPERATING EXPENSES

SPECIFICATION OF OTHER OPERATING EXPENSES (NOK MILLION)	2012	2011	2010
Maintenance	647.2	577.3	350.2
Electricity and fuel	304.6	278.6	173.7
Rent and leases	236.9	199.5	108.9
Third party services	180.8	248.0	82.7
Insurance	136.1	122.8	80.9
Consultancy fees	99.0	117.4	179.2
IT costs	91.4	85.1	74.2
Travel cost	80.2	74.2	53.6
Marketing costs	50.9	52.0	48.9
Other operating costs	336.5	308.3	350.3
Total other operating expenses	2 163.6	2 063.2	1 502.5

NOTE 28—OPERATING LEASES

FUTURE PAYMENTS FOR OPERATING LEASES (NOK MILLION)	2012	2011	2010
Gross amount payable within 1 year	307.8	410.2	174.8
Gross amount payable within 1 - 5 years	444.0	507.1	410.8
Gross amount payable after 5 years	81.9	72.1	68.7
Total gross amount payable	833.8	989.4	654.3

The majority of the operating leases is related to rent of wellboats in Norway and Scotland

MAJOR LEASING AGREEMENTS AS OF 31 DECEMBER 2012 (NOK MILLION)	WELLBOATS NORWAY	WELLBOATS SCOTLAND
Gross amount payable within 1 year	230.1	46.7
Gross amount payable within 1 - 5 years	384.0	—

FUTURE INCOME FOR OPERATING SUBLEASES (NOK MILLION)	2012	2011	2010
Total future income for operating subleases	—	177.9	16.3

OPERATING LEASES AND SUBLEASES (NOK MILLION)	2012	2011	2010
Operating leases expensed	-175.9	-208.7	-296.7
Income from operating subleases	11.0	24.6	4.0
Total net operating leases	-165.0	-184.2	-292.7

NOTE 29—AUDITOR'S FEES

FEE TO AUDITORS 2012 (NOK MILLION)	ERNST & YOUNG	OTHER APPOINTED AUDITORS
Audit services	7.6	—
Other authorisation services	0.1	—
Tax advisory services	0.3	—
Other services non-audit related	0.9	—
Total fees for 2012	9.0	—

FEE TO AUDITORS 2011 (NOK MILLION)	ERNST & YOUNG	OTHER APPOINTED AUDITORS
Audit services	7.9	—
Other authorisation services	0.1	—
Tax advisory services	1.0	—
Other services non-audit related	0.3	0.2
Total fees for 2011	9.3	0.2

FEE TO AUDITORS 2010 (NOK MILLION)	ERNST & YOUNG	OTHER APPOINTED AUDITORS
Audit services	8.1	0.7
Other authorisation services	0.3	—
Tax advisory services	0.7	—
Other services non-audit related	0.6	0.1
Total fees for 2010	9.8	0.8

        Auditor's fee is stated exclusive value added tax.

NOTE 30—SUBSEQUENT EVENTS

Unsecured bond

        In February 2013 Marine Harvest ASA completed an unsecured bond issue of NOK 1 250 million with maturity in March 2018. The bond carries an interest of 3-month NIBOR plus 3.5%. The proceeds from the bond issue will be used to part-finance the acquisition of Morpol ASA and for general corporate purposes.

Convertible bond

        In May 2013, Marine Harvest ASA issued a convertible bond of EUR 350 million, with maturity in 2018. The unsecured bond has an annual coupon of 2.375% payable semi-annually and the conversion price was EUR 1.0265, representing a conversion premium of 30%. Marine Harvest has, under certain circumstances, the right to call the bond after approximately three years.

NOTE 30—SUBSEQUENT EVENTS (Continued)

Legal actions in Chile

        An arbitration sentence has been issued in favour of Salmones Sur Austral S.A., ordering Marine Harvest Chile to pay an indemnification of USD 12.3 million (NOK 74 million). The sentence has been appealed.

Voluntary offer to acquire shares of Cermaq ASA

        On 30 April 2013, Marine Harvest ASA announced its intention to launch a voluntary offer for all outstanding shares of Cermaq ASA. The offer was made public from 6 June 2013. At the end of the offer period Marine Harvest ASA had received acceptances below the 33.4% level set as a condition for completion of the voluntary offer. Accordingly, Marine Harvest did not complete the voluntary offer. The total gain from sales of shares in Cermaq ASA was 133 million.

Restructuring VAP Europe

        As part of the dedication to become an integrated protein company, Marine Harvest has a strong commitment to strengthen the value added products (VAP) activities. The Group is determined to have the most cost efficient VAP organisation in Europe. To increase efficiency, new technology and more automated operations are required. As a consequence, a restructuring plan for VAP Europe has been approved and will be implemented by the spring of 2014. The plan includes reducing the number of processing sites in Europe from 13 to 8. A provision of EUR 27 million (NOK 205 million) was recognised in the second quarter 2013 to cover costs associated with the implementation of the plan.

Morpol ASA

        In December 2012 Marine Harvest ASA acquired 48.5% of the shares in Morpol ASA at NOK 11.50 per share. In January 2013 Marine Harvest ASA submitted a mandatory offer for the remaining shares in Morpol ASA at NOK 11.50 per share. The result of the offer was that Marine Harvest ASA acquired additional 38.6% of the shares in Morpol ASA. The total ownership in Morpol ASA 94.2% as of October 31, 2013.

        Morpol ASA is listed on the Oslo Stock Exchange and is a world leader in value added processing. The purchase of Morpol is in line with the Marine Harvest's strategy of forming a world leading integrated protein group. The Morpol acquisition will further strengthen the Group's capacity for processed salmon products in several markets where Marine Harvest previously not has been very active.

        On 30 September 2013 the acquisition was approved by the competition authorities in EU. The approval from the Anti-monopoly committee in Ukraine is still pending, but given that Morpol historically has not been active in Ukraine, a right to consummate the transaction has been granted subject to certain terms. Marine Harvest has therefore consolidated Morpol ASA into the Marine Harvest Group as of 30 September 2013.

        A preliminary purchase price allocation has been carried out. The initial accounting is not yet completed, and the fair value of assets acquired and liabilities assumed are provisional, and will be further evaluated. The provisional aggregated goodwill of NOK 107 million recognised arises from a number of factors such as expected synergies through combining highly skilled workforces, obtaining economies of scale and of forming a world leading integrated protein group.

NOTE 30—SUBSEQUENT EVENTS (Continued)

        The table below summarises the consideration paid for Morpol ASA, and the preliminary assessed fair value of the assets acquired and liabilities assumed, recognised at the acquisition date 30 September 2013.

        Acquisition-related costs of NOK 12.2 million have been recognised as other operating expenses in the consolidated statement of comprehensive income.

RECOGNISED AMOUNTS OF IDENTIFIABLE ASSETS REQUIRED AND LIABILITIES ASSUMED (NOK MILLION)
Provisional fair value
Licenses	448.7
Other intangible assets	266.2
Property, plant and equipment	1 215.4
Inventories and biological assets	648.2
Other assets	702.0
Cash and cash equivalents	276.9
Long-term interest bearing debt	-18.2
Short-term interest bearing debt	-1 939.8
Other liabilities	-537.8

Total identifiable net assets	1 061.6
Assets held for sale, net	809.1
Non-controlling interests	-294.7
Goodwill	106.7

Cash consideration	1 682.7

        If Morpol ASA had been consolidated from 1 January 2013, the consolidated statement of comprehensive income for the nine months ended 30 September 2013 would show pro-forma revenue of NOK 15 485 million and pro-forma profit of NOK 1 203 million, inclusive discontinued operations.

        Morpol's subsidiaries relating to farming of other species than salmon, in Belize and Vietnam, will be sold no later than 2 months after the approval of the transaction by the European commission. These assets are classified as "Assets/Liabilities held for sale" in Marine Harvest's consolidated financial position as of 30 September 2013, and are measured at fair value.

        As remedies for the Competition approval of the purchase, Marine Harvest has agreed to divest the farming capacity in Shetland (11 000 tonnes) and Orkney Islands (7 000 tonnes). Furthermore, the company has agreed to divest freshwater capacity and primary processing plants in the same areas. These assets and related liabilities are classified as "Assets held for sale" in Marine Harvests consolidated financial position as of 30 September 2013. The assets and liabilities are measured at carrying amount, which is considered to be an approximation to fair value less cost to sell.

NOTE 31—RESTRUCTURING

RESTRUCTURING COSTS (NOK MILLION)	2012	2011	2010
Provision 1.1	25.8	21.8	35.2
New provisions in the year	0.8	21.8	4.4
Utilized provisions	-15.8	-18.4	-17.9
Currency adjustments	-0.5	0.6	0.0
Provision 31.12	10.3	25.8	21.7

NOTE 32—RESEARCH AND DEVELOPEMENT

RESEARCH AND DEVELOPMENT COSTS (NOK MILLION)	2012	2011	2010
R&D costs	58.4	37.0	32.0

        In addition a fee of 0.3% of Marine Harvest Norways export value is paid to the Norwegian Seafood Research Fund.

NOTE 33—NEW IFRS STANDARDS

        At the end of 2012, there are new standards/interpretations and amendments to existing standards/interpretations that are not yet effective, but will be relevant for the Marine Harvest Group at implementation.

IAS 1 Presentation of Financial Statements

        The amendments to IAS 1 require companies to group together items within Other Comprehensive income (OCI) that may be reclassified ("recycled") to the profit or loss section of the income statement, separate from items within OCI that will not be recycled through profit and loss. Examples of items that may be recycled is change in fair value of cash flow hedges and currency translation differences, while examples of item which not will be recycles is actuarial gains and losses on defined benefit plans. The Group will apply the amendment in the financial statements for 2013.

IFRS 13 Fair value measurement

        IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements, and provides guidance on how to measure fair value under IFRS. IAS 41 is changed accordingly and the specific fair value requirements in IAS 41 are replaced with IFRS 13. However the fair value measurement done under IAS 41 is not expected to be changed with the application of IFRS 13. In addition IFRS 13 impacts the valuation of different financial instrument to fair value. However the group does not consider the measurement to be different. Extended disclosure, related quantitative information about fair value measurements for biomass using significant unobservable inputs will apply in the financial statements. The Group will apply IFRS 13 and the amended IAS 41 in the financial statements for 2013.

IFRS 10 Consolidated financial statements

        IFRS 10 replaces parts of IAS 27 and SIC 12, and establishes a single control model that applies to all entities including special purpose entities. The change in IFRS 10 will require management to exercise significant judgment to determine which companies are controlled, and therefore, are required to be consolidated by a parent. The group has concluded that IFRS 10 does not impact on the Groups financial statements. The Group will apply IFRS 10 in the financial statements for 2013.

NOTE 33—NEW IFRS STANDARDS (Continued)

IFRS 12 Disclosure of interest in other entities

        IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28 Investment in Associates. A number of new disclosures are required. The full impact of IFRS 12 is yet to be assessed, but any additional disclosures will be included in the financial statements for 2013 as the Group will apply IFRS 12 in the financial statements for 2013.

INTERIM FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(UNAUDITED)

NOK million	Note	Q2. 13	Q2. 12	YTD Q2. 13	YTD Q2. 12	2012
Revenue	4	4 413.4	3 960.4	8 165.6	7 778.0	15 463.5
Cost of materials		-2 170.4	-2 509.4	-4 148.8	-4 851.5	-9 666.5
Other operating expenses		-1 195.8	-1 094.2	-2 301.2	-2 154.7	-4 582.2
Depreciation and amortisation		- 176.9	- 170.5	- 346.8	- 338.5	- 677.2
Fair value adjustment on biological assets	5	139.3	-133.9	783.1	79.3	396.0
Onerous contracts provision		- 80.9	0.4	- 99.0	19.0	-6.1
Restructuring cost		- 237.9	0.0	- 237.9	0.0	-0.8
Other non-operational items		- 74.4	0.0	- 74.4	0.0	0.0
Income from associated companies		14.6	16.6	57.1	23.0	83.6
Impairment losses		- 3.6	- 0.1	- 2.7	- 1.2	- 0.5
Earnings before interest and taxes (EBIT)		627.3	69.2	1 795.1	553.4	1 009.8

Interest expenses	8	- 149.0	- 93.4	- 279.3	- 189.8	- 382.8
Net currency effects	8	- 135.3	91.8	- 179.6	246.0	523.3
Other financial items	8	- 90.8	- 216.6	- 81.7	- 193.7	- 320.0
Earnings before tax		252.1	- 148.9	1 254.4	415.9	830.3

Taxes		- 158.0	17.4	- 407.2	- 117.2	- 388.9
Profit or loss for the period		94.1	- 131.5	847.3	298.7	441.4

Other comprehensive income
Items to be reclassified to profit and loss in subsequent periods:
Change in fair value of cash flow hedges		- 52.3	- 28.6	- 92.4	- 23.1	- 113.5
Deferred tax related to fair value of cash flow hedges		14.7	7.7	25.9	6.1	31.1
Change in fair value of interest swaps		15.4	0.0	54.7	0.0	0.0
Deferred tax related to fair value of interest swaps		- 4.3	0.0	- 15.3	0.0	0.0
Currency translation cash flow hedges		0.0	0.2	0.0	- 0.2	- 0.2
Currency translation differences		195.8	125.9	317.3	- 78.0	- 325.6
Currency translation differences non-controlling interests		0.6	- 0.8	1.9	- 2.1	- 4.0

		169.8	104.4	292.0	- 97.3	- 412.2
Items not to be reclassified to profit and loss:
Other gains and losses in comprehensive income		19.6	- 0.2	20.0	0.1	3.5

Other comprehensive income, net of tax		189.5	104.2	312.1	- 97.2	- 408.7

Total comprehensive income in the period		283.6	- 27.3	1 159.4	201.5	32.7

Profit or loss for the period attributable to
Non-controlling interests		3.8	- 0.8	10.3	- 1.4	4.0
Owners of Marine Harvest ASA		90.3	- 130.7	837.0	300.1	437.4
Comprehensive income for the period attributable to
Non-controlling interests		4.4	- 1.6	12.2	- 3.5	0.0
Owners of Marine Harvest ASA		279.2	- 25.7	1 147.2	205.0	32.7
Basic and diluted earnings per share (NOK)	10	0.02	- 0.04	0.22	0.08	0.12

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

NOK million	Note	30.06.2013	31.03.2013	31.12.2012	30.06.2012
ASSETS
Licences		5 564.8	5 495.9	5 435.4	5 554.5
Goodwill		2 151.3	2 124.5	2 115.5	2 129.4
Deferred tax assets		105.8	84.9	73.9	158.6
Other intangible assets		114.7	114.6	114.2	120.4
Property, plant and equipment		4 703.3	4 387.0	4 111.9	4 091.9
Investments in associated companies		694.5	699.8	647.3	580.6
Other shares and other non-current assets	7	1 755.4	1 758.6	1 081.8	138.5
Total non-current assets		15 089.9	14 665.3	13 579.9	12 773.9
Inventory		760.7	761.3	819.7	791.9
Biological assets	5	7 043.7	6 770.6	6 207.9	5 607.2
Current receivables		2 479.1	2 295.5	2 374.7	2 177.9
Cash		858.3	413.7	335.3	314.4
Total current assets		11 141.8	10 241.2	9 737.6	8 891.4
Total assets		26 231.7	24 906.5	23 317.4	21 665.3

EQUITY AND LIABILITIES
Equity		12 392.0	12 487.6	11 619.7	10 942.7
Non-controlling interests		7.1	76.8	69.0	65.5
Total equity		12 399.1	12 564.4	11 688.7	11 008.2
Deferred taxes liabilities		2 805.2	2 793.2	2 543.7	2 397.7
Non-current interest-bearing debt		6 444.1	6 431.7	5 338.5	5 223.4
Other non-current liabilities		983.8	448.9	414.7	250.8
Total non-current liabilities		10 233.1	9 673.8	8 296.9	7 871.9
Current interest-bearing debt		271.4	296.0	377.8	267.6
Other current liabilities		3 328.1	2 372.3	2 954.1	2 517.6
Total current liabilities		3 599.5	2 668.3	3 331.9	2 785.2
Total equity and liabilities		26 231.7	24 906.5	23 317.4	21 665.3

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

(UNAUDITED)

NOK million	Q2. 13	Q2. 12	YTD Q2. 13	YTD Q2. 12	2012
Earnings before taxes (EBT)	252.1	- 148.9	1 254.4	415.9	830.3
Interest expence	149.0	93.4	279.3	189.8	382.8
Currency effects	135.3	- 91.8	179.6	- 246.0	- 523.3
Other financial items	90.8	216.6	81.7	193.7	320.0
Fair value adjustment and onerous contracts	- 58.4	133.4	- 684.1	- 98.3	- 389.9
Income/loss from associated companies	- 14.6	- 16.6	- 57.1	- 23.0	- 83.6
Depreciation and impairment losses	180.5	170.7	349.5	339.7	677.7
Change in working capital	95.1	614.1	- 201.2	809.1	472.4
Taxes paid	- 9.7	- 46.8	- 26.8	- 81.2	- 122.8
Restructuring & other non-operational items	306.7	- 2.1	306.7	- 7.9	- 15.0
Other adjustments	- 4.1	- 4.2	- 8.5	- 6.9	4.3
Cash flow from operations	1 122.9	917.8	1 473.6	1 484.9	1 552.9

Proceeds from sale of fixed assets	12.7	3.4	13.2	62.5	70.6
Payments made for purchase of fixed assets	- 458.0	- 172.7	- 869.4	- 316.6	- 732.9
Proceeds from associates and other investments	153.1	19.5	224.7	28.8	124.3
Purchase of shares and other investments	- 55.2	0.0	- 801.4	- 6.8	- 519.6
Cash flow from investments	- 347.4	- 149.8	-1 432.9	- 232.1	-1 057.6

Proceeds from convertible bond	2 674.7	0.0	2 674.7	0.0	0.0
Proceeds from new interest-bearing debt	0.0	0.0	1 250.0	0.0	12.2
Down payment of interest-bearing debt	-2 599.8	- 704.7	-2 958.8	-1 138.6	- 796.6
Net interest and financial items paid	- 120.4	- 57.5	- 253.1	- 149.6	- 302.3
Realised currency effects	92.5	59.5	145.3	80.5	209.9
Net equity paid-in	0.0	0.0	0.0	0.0	425.0
Dividend paid to owners of Marine Harvest ASA	- 347.8	0.0	- 347.8	0.0	0.0
Cash flow from financing	- 300.8	- 702.7	510.3	-1 207.7	- 451.8

Change in cash in the period	474.7	65.3	551.0	45.1	43.5

Cash—opening balance(1)	323.8	187.8	246.0	213.1	213.2
Currency effects on cash—opening balance	5.2	1.7	6.7	- 3.4	- 10.6
Cash—closing balance(1)	803.7	254.8	803.7	254.8	246.1

(1)
Excluded restricted cash

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

	Attributable to owners of Marine Harvest ASA
2013 NOK million	Share capital	Share premium reserve	Other equity reserves	Retained earnings	Total	Non-controlling interests	Total equity
Equity 01.01.2013	2 811.3	779.0	- 692.8	8 722.2	11 619.7	69.0	11 688.7
Comprehensive income
Profit				837.0	837.0	10.3	847.3
Other comprehensive income			331.7	-21.5	310.2	1.9	312.1
Transactions with owners
Acquisition of non-controlling
interest					0.0	-74.1	-74.1
Dividends				-374.8	- 374.8		-374.8
Total equity 30.06.2013	2 811.3	779.0	- 361.1	9 162.9	12 392.1	7.1	12 399.1

	Attributable to owners of Marine Harvest ASA
2012 NOK million	Share capital	Share premium reserve	Other equity reserves	Retained earnings	Total	Non-controlling interests	Total equity
Equity 01.01.2012	2 685.9	54.9	- 264.6	8 261.4	10 737.6	75.8	10 813.4
Comprehensive income
Profit				437.3	437.3	4.1	441.3
Other comprehensive income			-428.2	23.5	- 404.7	-4.0	-408.7
Transactions with owners
Issue of shares	125.4	724.1			849.5		849.5
Acquisition of non-controlling
interest					0.0	-6.9	-6.9
Total equity 31.12.2012	2 811.3	779.0	- 692.8	8 722.2	11 619.7	69.0	11 688.7

        Other equity reserves consists of cash low hegde reserve, interest swap hedge reserve and foreign currency transation reserve.

        For further information related to share capital, reference is made to note 12.

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS

Note 1 GENERAL INFORMATION

        Marine Harvest (the Group) consists of Marine Harvest ASA and its subsidiaries, including the Group's interests in associated companies. There have been no significant changes in the Group's legal structure since year-end 2012.

        This interim report has not been subject to any external audit.

        These interim financial statements are prepared in accordance with International Financial Reporting Standards and interpretations (IFRS), as issued by the International Accounting Standards Board (IASB), including International Accounting Standard 34, Interim Financial Reporting. The quarterly report does not include all information and disclosures required in the annual financial statements and should be read in conjunction with the 2012 Annual Report.

Note 2 ACCOUNTING PRINCIPLES

        All significant accounting principles applied in the consolidated financial statement are described in the Annual Report 2012. In 2013 the Group will in addition apply IAS 23 Borrowing costs related to the building of the Fish Feed Factory.

        The Group has changed the principle for recognition of interest rate swaps, as the interest rate swaps are considered to qualify for hedge accounting. The change in fair value will, starting in 2013, be recognised as other comprehensive income, and not as other financial items. The realised gains or losses will be recycled through profit or loss as an adjustment to the interest expense.

        New standards and amendments adopted by the Group in 2013:

        *Amendments to IAS 1—Presentation of financial statements:

        Presentation of groups of items in other comprehensive income (OCI) based on whether the items can be reclassified (or recycled) to profit or loss at a future point in time. The amendment affects presentation only.

IFRS 10 Consolidated financial statements

        IFRS 10 replaces parts of IAS 27 and SIC 12, and establishes a single control model that applies to all entities including special purpose entities. The change in IFRS 10 will require management to exercise significant judgment to determine which companies are controlled, and therefore, are required to be consolidated by a parent. The Group has concluded that IFRS 10 does not impact on the Groups financial statements. The Group applied IFRS 10 in the interim reports in 2013, and will apply IFRS 10 in the annual financial statements for 2013.

IFRS 12 Disclosure of interest in other entities

        IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28 Investment in Associates. A number of new disclosures are required. The full impact of IFRS 12 is yet to be assessed, but any additional disclosures will be included in the annual financial statements for 2013. The Group will apply IFRS 12 in the annual financial statements for 2013.

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS (Continued)

Note 2 ACCOUNTING PRINCIPLES (Continued)

        *Amendments to IAS 19—Employee benefits:

        The impact for the Group will be that all actuarial gains and losses will be recognised in OCI and not in profit or loss. As defined benefit plans not are material for the Group, these changes will be recognised in the fourth quarter only.

        *IFRS 13—Fair value measurement:

        IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. The application of IFRS 13 has not impacted the fair value measurements carried out by the Group. Extended disclosures are included for shares in Morpol ASA (note 7), biological assets (note 5) and Convertible bonds (note 9).

Note 3 ESTIMATES AND RISK EXPOSURE

        The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting principles and recognised amounts of assets, liabilities, income and expenses. The most significant estimates relate to the valuation of biological assets and some financial instruments, which are measured at fair value. Estimates and underlying assumptions are reviewed on an ongoing basis, and are based on the management's best assessment at the time of reporting. All changes in estimates are reflected in the financial statements as they occur. The accounting estimates are described in Note 3 to the financial statements in the 2012 Annual Report.

        Marine Harvest is exposed to a number of operational and financial risk factors. The main operational risk factors are the development in the salmon price, biological risk linked to the salmon farming operations, the development in the salmon feed prices and feed utilisation and regulatory risk. Financially, the main risk factors are linked to general fluctuations in interest rates and exchange rates, credit risk and liquidity risk.

        All risk factors are described in the 2012 Annual Report.

Note 4 BUSINESS SEGMENTS

        Marine Harvest is organised in two business areas, Farming and Sales and Marketing. Fish Feed production will be a separate business area, but the operational activity has not yet started.

        The performance of the Farming and Sales and Marketing business areas are monitored to reach the overall objective of maximising the Operational EBIT per kg. Consequently, external reporting will be focused towards measuring and illustrating the overall profitability of harvested volume based on source of origin (Operational EBIT/kg).

        The same accounting principles as described for the Group financial statements have been applied for the segment reporting. Inter-segment transfers or transactions are entered into under normal

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS (Continued)

Note 4 BUSINESS SEGMENTS (Continued)

commercial terms and conditions, and the measurement used in the segment reporting is the same as used for the actual transactions.

		Sales and Marketing
BUSINESS AREAS NOK million	Farming	MH Markets	MH VAP Europe	Other	Eliminations(1)	TOTAL
Q2. 13
External revenue	65.8	3 326.5	1 038.2	14.1	0.0	4 444.5
Internal revenue	2 991.8	472.9	6.7	13.0	-3 484.4	0.0

Operational revenue	3 057.6	3 799.4	1 044.9	27.1	-3 484.4	4 444.5
Change in unrealised salmon derivatives	0.0	0.0	0.0	- 31.1	0.0	- 31.1

Revenue in profit and loss	3 057.6	3 799.4	1 044.9	- 4.1	-3 484.4	4 413.4

Operational EBITDA	1 011.8	86.4	26.0	- 45.9	0.0	1 078.3

Operational EBIT	859.4	82.9	7.3	- 48.2		901.4
Change in unrealised salmon derivatives	0.0	0.0	0.0	- 31.1		- 31.1
Fair value adjustment on biological assets	138.9	0.0	0.0	0.4		139.3
Onerous contracts provision	- 80.9	0.0	0.0	0.0		- 80.9
Restructuring cost	0.0	- 32.7	- 205.1	0.0		- 237.9
Other non-operational items	- 74.4	0.0	0.0	0.0		- 74.4
Income from associated companies	14.6	0.0	0.0	0.0		14.6
Impairment losses	0.0	- 3.5	0.0	- 0.2		- 3.6

EBIT	857.6	46.7	- 197.8	- 79.2		627.3

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS (Continued)

Note 4 BUSINESS SEGMENTS (Continued)

		Sales and Marketing
BUSINESS AREAS NOK million	Farming	MH Markets	MH VAP Europe	Other	Eliminations(1)	TOTAL
Q2. 12
External revenue	70.6	2 935.7	979.3	19.5	0.0	4 005.1
Internal revenue	2 639.9	380.3	4.2	18.6	-3 042.9	0.0

Operational revenue	2 710.4	3 315.9	983.5	38.1	-3 042.9	4 005.1
Change in unrealised salmon derivatives	0.0	0.0	0.0	- 44.7	0.0	- 44.7

Revenue in profit and loss	2 710.4	3 315.9	983.5	- 6.6	-3 042.9	3 960.4

Operational EBITDA	304.6	106.0	13.2	- 22.3	0.0	401.5

Operational EBIT	157.4	103.2	- 5.1	- 24.5		230.9
Change in unrealised salmon derivatives	0.0	0.0	0.0	- 44.7		- 44.7
Fair value adjustment on biological assets	- 134.0	0.0	0.0	0.1		- 133.9
Onerous contracts provision	0.4	0.0	0.0	0.0		0.4
Income from associated companies	16.6	0.0	0.0	0.0		16.6
Impairment losses	- 0.1	0.0	0.0	0.0		- 0.1

EBIT	40.3	103.2	- 5.1	- 69.1		69.2

YTD Q2. 13
External revenue	138.6	6 076.9	1 938.3	26.3	0.0	8 180.1
Internal revenue	5 543.0	836.9	11.7	12.4	-6 404.1	0.0

Operational revenue	5 681.7	6 913.8	1 950.0	38.7	-6 404.1	8 180.1
Change in unrealised salmon derivatives	0.0	0.0	0.0	- 14.5	0.0	- 14.5

Revenue in profit and loss	5 681.7	6 913.8	1 950.0	24.2	-6 404.1	8 165.6

Operational EBITDA	1 660.4	136.0	26.1	- 92.4	0.0	1 730.1

Operational EBIT	1 361.8	129.1	- 10.6	- 97.0		1 383.3
Change in unrealised salmon derivatives	0.0	0.0	0.0	- 14.5		- 14.5
Fair value adjustment on biological assets	783.5	0.0	0.0	- 0.3		783.1
Onerous contracts provision	- 99.0	0.0	0.0	0.0		- 99.0
Restructuring cost	0.0	- 32.7	- 205.1	0.0		- 237.9
Other non-operational items	- 74.4	0.0	0.0	0.0		- 74.4
Income from associated companies	57.1	0.0	0.0	0.0		57.1
Impairment losses	1.0	- 3.5	0.0	- 0.2		- 2.7

EBIT	2 030.0	92.9	- 215.7	- 112.1		1 795.1

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS (Continued)

Note 4 BUSINESS SEGMENTS (Continued)

		Sales and Marketing
BUSINESS AREAS NOK million	Farming	MH Markets	MH VAP Europe	Other	Eliminations(1)	TOTAL
YTD Q2. 12
External revenue	201.3	5 724.6	1 882.6	42.7	0.0	7 851.3
Internal revenue	5 186.0	711.7	9.8	31.0	-5 938.5	0.0

Operational revenue	5 387.3	6 436.3	1 892.5	73.7	-5 938.5	7 851.3
Change in unrealised salmon derivatives	0.0	0.0	0.0	- 73.3	0.0	- 73.3

Revenue in profit and loss	5 387.3	6 436.3	1 892.5	0.4	-5 938.5	7 778.0

Operational EBITDA	657.3	198.3	25.9	- 36.3	0.0	845.1

Operational EBIT	365.2	192.6	- 10.4	- 40.8		506.6
Change in unrealised salmon derivatives	0.0	0.0	0.0	- 73.3		- 73.3
Fair value adjustment on biological assets	80.9	0.0	0.0	- 1.5		79.3
Onerous contracts provision	19.0	0.0	0.0	0.0		19.0
Income from associated companies	23.0	0.0	0.0	0.0		23.0
Impairment losses	- 0.7	0.0	- 0.5	0.0		- 1.2

EBIT	487.4	192.6	- 10.9	- 115.6		553.4

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS (Continued)

Note 5 SPECIFICATIONS OF BIOLOGICAL ASSETS

NOK million	MH Norway	MH Scotland	MH Canada	MH Chile	Other	TOTAL
Fair value adjustment on biological assets in profit and loss
Q2. 2013	- 110.7	52.3	116.8	63.4	17.5	139.3
Q2. 2012	- 120.5	- 35.3	27.7	- 23.9	18.1	- 133.9
YTD Q2. 2013	264.3	130.9	225.0	120.4	42.6	783.1
YTD Q2. 2012	113.9	- 77.9	52.2	- 17.8	9.0	79.3
2012	528.8	- 8.2	- 16.5	- 70.5	- 37.6	396.0
Biomass in sea (1 000 tonnes)
30.06.2013						201.5
31.03.2013						215.0
31.12.2012						240.6
Fair value of biological assets in financial position 30.06.2013
Fair value adjustment on biological assets	965.6	291.2	213.4	82.7	77.0	1 630.0
Biomass at cost						5 413.7

Biological assets						7 043.7

31.03.2013
Fair value adjustment on biological assets	1 076.3	232.3	93.6	16.4	56.2	1 474.7
Biomass at cost						5 295.9

Biological assets						6 770.6

31.12.2012
Fair value adjustment on biological assets	701.3	160.4	- 16.0	- 40.8	30.9	835.7
Biomass at cost						5 372.1

Biological assets						6 207.9

Change in carrying amount of biological assets
Carrying amount 1.4.2013						6 770.6
Purchases						1 748.3
Change in fair value						136.7
Mortality for fish in sea						- 17.6
Cost of harvested fish						- 1 684.3
Currency translation differences						90.0

Carrying amount 31.06.2013						7 043.7

Price sensitivities effect on fair value—(salmon only)
The sensitivities are calculated based on a NOK 2 increase of the price in all markets (fish between 1-4 kg is measured proportonately based on their level of completion).	147.2	30.7	24.5	30.3	9.8	242.5

        Biological assets are, in accordance with IAS 41, measured at fair value, unless the fair value cannot be measured reliably. Broodstock, smolt and live fish below 1 kg are measured at cost less impairment losses, as the fair value cannot be measured reliably.

        Biomass beyond this is measured at fair value in accordance with IFRS 13, and the measurement is categorised into Level 3 in the fair value hierarchy, as the input is unobservable input. Live fish over 4 kg are measured to full net value, while a proportionate expected net profit at harvest is incorporated

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS (Continued)

Note 5 SPECIFICATIONS OF BIOLOGICAL ASSETS (Continued)

for live fish between 1 kg and 4 kg. The valuation is completed for each business unit based on a model and basis for assumptions supplied by corporate. All assumptions are subject to quality assurance and analysis on a monthly basis from a corporate level.

        The valuation is based on an income approach and takes into consideration unobservable input based on biomass in sea for each sea water site, estimated growth rate on site level, mortality in the business unit, quality of the fish going forward, costs and market price. Special assessment is performed for sites with high/low performance due to disease or other special factors. The market prices are set for each business unit, and are derived from observable market prices (when available), achieved prices and development in contract prices.

Note 6 EXCEPTIONAL ITEMS

NOK million	Q1. 13	Q2. 13	YTD Q2. 13
Exceptional items
Sea lice mitigation in MH Norway	30.4	29.7	60.1
Exceptional mortality in MH Norway	1.8	4.3	6.1
Discards and claims from Kudoa in MH Canada	6.1	4.4	10.5
Mortality in MH Chile	3.0	7.8	10.8

Exceptional items in operational EBIT	41.3	46.2	87.5

        The note summarises elements affecting Operasjonell EBIT in the Statement of comprehensive income that management onsiders exceptional relative to the underlying operations. The elements for the current quarter is commented on in the chapters for each operating unit.

Note 7 SHARES IN MORPOL ASA

        The shares in Morpol ASA are, until approval from the competition authorities within EU and Ukraine, recognised as a financial instrument at fair value through profit or loss. The shares are measured at fair value in accordance with IFRS 13, and the measurement is categorised into Level 3 in the fair value hierachy, as the input is unobservable.

        The shares are measured to NOK 11.50 per share, which equals the purchase price.

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS (Continued)

Note 8 FINANCIAL ITEMS

NOK million	Note	Q2. 13	Q2. 12	YTD Q2. 13	YTD Q2. 12	2012
Interest expense		-149.0	-93.4	-279.3	-189.8	-382.8
Currency effects on interest-bearing debt		-226.4	82.1	-275.9	151.9	206.9
Currency effects bank, trade receivables and trade payables		72.8	-59.7	54.3	-48.3	1.5
Gain/loss on short-term transaction hedges		-2.5	8.0	-6.9	18.7	38.8
Realised gain/loss on long-term cash flow hedges		20.8	61.5	49.0	123.6	276.1
Net currency effects		-135.3	91.8	-179.6	246.0	523.3
Interest income		6.5	1.7	8.6	5.5	-0.9
Gain/loss on salmon derivatives		1.1	0.0	2.5	0.0	0.0
Change in fair value of financial instruments		-71.9	-78.5	-32.8	-91.0	-145.0
Change in fair value conversion liability components	9	-154.2	-134.5	-188.8	-151.2	-305.3
Change in fair value other shares		-3.3	-4.5	-1.1	44.2	3.8
Dividends and gain/loss on sale of other shares		133.2	0.3	133.3	0.3	135.6
Net other financial items		-2.2	-0.9	-3.4	-1.6	-8.2
Other financial items		-90.8	-216.6	-81.7	-193.7	-320.0
Total financial items		-375.2	-218.1	-540.6	-137.5	-179.5

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS (Continued)

Note 9 CONVERTIBLE BONDS

	Statement of financial position			Statement of comprehensive income
NOK million	Non-current interest- bearing debt	Conversion liability 2010-bond	Conversion liability 2013-bond	Interest expenses	Net currency effects	Other financial items
Initial recognition 2010-bond—EUR 225 mill	1 541.3	259.7
Subsequent measurement
Interest and currency effects	-8.9			- 356.3	146.7
Change in fair value of conversion liability component		69.8				- 69.8

Net recognised 2010 - 2012				- 356.3	146.7	- 69.8

Recognised 2013
Q1. 2013
Interest and currency effects	39.1			-32.3	- 25.9
Change in fair value of conversion liability component		34.6				- 34.6
May 2013
Initial recognition 2013-bond—EUR 350 mill	2 268.2		378.0
Q2.2013
Coupon interest				- 32.2
Amortised interest	26.5			- 26.5
Currency effects	150.5				- 150.5
Change in fair value of conversion liability components		145.0	9.2			- 154.2

Net recognised end of period 2013	4 016.7	509.1	387.2	- 91.0	- 176.4	- 188.8

        Marine Harvest ASA issued a EUR 350 million convertible bond 1. May 2013, with a coupon interest of 2.375%. The bond matures in 2018 at the nominal value of EUR 350 million or can be converted into shares at the holder's option. The value of the debt liability component and conversion liability component were determined at issuance of the bond. The fair value of the debt liability component was calculated using a market interest rate for an equivalent, non-convertible bond. The residual amount was the fair value of the conversion liability component at initial recognition.

        Subsequent to initial recognition the conversion liability components are measured at fair value in accordance with IFRS 13. The measurement is categorised into Level 3 in the fair value hierachy, as some of the input is unobservable. The valuations are performed using Black-Scholes valuation model for option valuation, with quoted prices for share value, exchange rate and risk free interest rate, and unobservable input for volatility.

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS (Continued)

Note 9 CONVERTIBLE BONDS (Continued)

Sensitivity analyses conversion liability components:

	NOK million
	2010-bond	2013-bond
A 10% increase in share price	173.9	112.5
A 10% increase in exchange rate EUR/NOK	-156.3	-100.2
A 0.50% point increase in risk free interest rate	9.5	16.5

        The carrying amounts of the debt liaibility component of the convertible bonds are classified as non-current interest-bearing debt, and the conversion liability components are classified as other non-current interest-free liabilities in the statement of financial position. All profit and loss elements related to the convertible bonds, are included in the specification of financial items in note 8.

Note 10 EARNINGS PER SHARE

        Basic Earnings per share (EPS) is calculated on the weighted average number of shares outstanding during the period.

        Convertible bonds that are "in the money" are considered to have a dilutive effect if EPS is reduced when assuming a full conversion into shares at the beginning of the period and reversing all its effects on earnings for the period. On the other hand, if the effect of the above increases EPS, the bond is considered anti-dilutive, and is then not included in diluted EPS. The adjustments to earnings are interest expenses, currency gains/losses and changes in fair value of equity conversion option, adjusted for estimated taxes.

        The equity conversion option on the 2010 convertible bond was "in the money" at the end of the reporting period, but the effect on EPS was anti-dilutive, and the convertible bond is therefore not included in diluted EPS.

        The equity conversion option on the 2013 convertible bond was not "in the money" at the end of the reporting period, and a dilution effect has not calculated.

Note 11 SHARE CAPITAL

		NOK million
	No of shares	Share capital	Share premium reseve
Share Capital
Issued at the beginning of 2013	3 748 341 597	2 811.3	779.0
Share capital end of period	3 748 341 597	2 811.3	779.0

			Cost

Treasury Shares
Treasury shares at the beginning of 2013	409 698		2.8
Treasury shares end of period	409 698		2.8

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS (Continued)

Note 12 SHAREHOLDERS

Overview of the major shareholders at 30.06.2013 Name of shareholder	No. of shares	%
Geveran Trading CO LTD	864 212 902	23.06%
Folketrygdfondet	327 816 895	8.75%
Morgan Stanley & CO Internat. PLC	146 402 513	3.91%
Lansdowne Developed Markets Master	130 000 000	3.47%
State Street Bank and Trust CO	129 950 969	3.47%
Geveran Trading CO LTD	123 480 400	3.29%
Clearstream Banking S.A.	91 240 265	2.43%
DNB NOR Bank ASA	59 924 998	1.60%
State Street Bank and Trust CO	47 202 551	1.26%
State Street Bank and Trust CO	46 933 107	1.25%
Statoil Pensjon	39 924 509	1.07%
Verdipapirfondet DNB Norge (IV)	39 068 917	1.04%
The Bank of New York Mellon SA/NVT	38 710 921	1.03%
The Bank of New York Mellon	36 760 394	0.98%
State Street Bank & Trust CO.	36 746 608	0.98%
Verdipapirfondet DNB Norge Selektiv	35 760 294	0.95%
West Coast Invest AS	30 012 000	0.80%
J.P. Morgan Chase Bank N.A. London	29 771 757	0.79%
Skandinaviska Enskilda Banken A/S	29 607 964	0.79%
J.P. Morgan Chase Bank N.A. London	28 801 251	0.77%
Total 20 largest shareholders	2 312 329 215	61.69%

Total other	1 436 012 382	38.31%
Total number of shares	3 748 341 597	100.00%

        Geveran Trading Co Ltd, which is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, has purchased 150 000 000 shares at a price of NOK 6.00 per share 01.05.2013, 2 500 000 shares at a price of NOK 5.9452 per share 18.06.2013, 2 500 000 shares at a price of NOK 5.9356 per share 27.06.2013, 9 110 312 shares at a price of NOK 6.1844 per share 22.07.2013 and 19 688 020 shares at a price of NOK 5.9725 per share 29.07.2013. Geveran Trading's affiliated ownership in Marine Harvest ASA is following these transactions 1 102 031 634 shares constituting 29.40 percent of the issued share capital.

        In addition Geveran Trading Co Ltd has TRS agreements relating to 70 million shares in Marine Harvest ASA. The expiration of the TRS agreements is 18.10.2013. The exercise price on the agreements is NOK 6.2447 per share.

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS (Continued)

Note 13 SHARE PRICE DEVELOPMENT

Share price development at Oslo Stock Exchange (ticker MHG)

INTERIM FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(UNAUDITED)

        On October 23, 2013, we published our unaudited interim financial statements for the three and nine month periods ended September 30, 2013 in Norway. We present such financials in this section of the registration statement.

NOK million	Note	Q3. 13	Q3. 12	YTD Q3. 13	YTD Q3. 12	2012
Revenue	4	4 303.6	3 633.3	12 469.2	11 411.3	15 463.5
Cost of materials		-2 075.1	-2 260.0	-6 223.9	-7 111.5	-9 666.5
Other operating expenses		-1 258.5	-1 145.7	-3 559.6	-3 300.3	-4 582.2
Depreciation and amortisation		-180.8	-167.8	-527.6	-506.3	-677.2
Fair value adjustment on biological assets	5	-112.6	-85.1	670.6	-51.5	350.2
Onerous contracts provision		116.7	-0.3	17.6	18.7	-6.1
Restructuring cost		-0.5	-0.8	-238.4	-0.8	-0.8
Other non-operational items		0.0	0.0	-74.4	0.0	0.0
Income from associated companies		48.3	30.3	105.4	57.9	88.3
Impairment losses		-5.2	-2.5	-7.9	-3.7	-0.5
Earnings before interest and taxes (EBIT)		835.9	1.4	2 631.0	513.7	968.7

Interest expenses	8	-166.3	-92.0	-445.6	-281.8	-382.8
Net currency effects	8	-105.6	154.2	-285.2	400.2	523.3
Other financial items	8	-7.1	-162.5	-88.8	-356.2	-320.0
Earnings before tax		556.9	-98.9	1 811.4	275.9	789.2

Taxes		-173.4	-47.7	-580.5	-152.5	-376.5
Profit or loss for the period		383.6	-146.6	1 230.9	123.5	412.6

Other comprehensive income
Items to be reclassified to profit and loss in subsequent periods:
Change in fair value of cash flow hedges		-25.2	-24.9	-117.6	-48.0	-113.5
Deferred tax related to fair value of cash flow hedges		7.0	6.9	32.9	13.0	31.1
Change in fair value of interest swaps		105.7	0.0	160.4	0.0	0.0
Deferred tax related to fair value of interest swaps		-29.6	0.0	-44.9	0.0	0.0
Currency translation cash flow hedges		0.0	0.1	0.0	-0.1	-0.2
Currency translation differences		138.2	-132.2	455.5	-210.2	-325.6
Currency translation differences non-controlling interests		0.2	-1.6	2.1	-3.7	-4.0

		196.3	-151.7	488.4	-249.0	-412.2
Items not to be reclassified to profit and loss:
Other gains and losses in comprehensive income		0.8	-0.1	20.8	0.0	3.5
Other gains and losses in non-controlling interests		1.6	0.0	1.6	0.0	0.0

Other comprehensive income, net of tax		198.7	-151.8	510.8	-249.0	-408.7

Total comprehensive income in the period		582.3	-298.4	1 741.6	-125.5	3.9

Profit or loss for the period attributable to
Non-controlling interests		3.3	2.6	9.8	1.2	4.0
Owners of Marine Harvest ASA		380.3	-149.2	1 221.1	122.3	408.6
Comprehensive income for the period attributable to
Non-controlling interests		3.5	1.0	11.9	-2.5	0.0
Owners of Marine Harvest ASA		578.8	-299.4	1 729.8	-123.0	3.9
Basic and diluted earnings per share (NOK)	10	0.10	-0.04	0.32	0.03	0.11

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

NOK million	Note	30.09.2013	30.06.2013	31.12.2012	30.09.2012
ASSETS
Licences		6 033.2	5 564.8	5 435.4	5 482.2
Goodwill		2 399.0	2 151.3	2 115.5	2 117.7
Deferred tax assets		196.6	105.8	73.9	158.8
Other intangible assets		163.7	114.7	114.2	117.3
Property, plant and equipment		6 240.9	4 703.3	4 111.9	4 064.2
Investments in associated companies		752.3	694.5	647.3	608.0
Other shares and other non-current assets		95.0	1 755.4	1 081.8	107.0
Total non-current assets		15 880.7	15 089.9	13 579.9	12 655.3
Inventory		1 252.4	760.7	819.7	875.3
Biological assets	5	8 155.1	7 043.7	6 207.9	5 853.4
Current receivables		3 019.4	2 479.1	2 374.7	2 149.1
Cash		751.2	858.3	335.3	270.3
Total current assets		13 178.1	11 141.8	9 737.6	9 148.1
Asset held for sale	7	1 023.7	0.0	0.0	0.0
Total assets		30 082.5	26 231.7	23 317.4	21 803.4

EQUITY AND LIABILITIES
Equity		12 788.3	12 392.0	11 619.7	10 643.4
Non-controlling interests		302.9	7.1	69.0	66.4
Total equity		13 091.3	12 399.1	11 688.7	10 709.8
Deferred taxes liabilities		2 990.0	2 805.2	2 543.7	2 416.9
Non-current interest-bearing debt		6 417.6	6 444.1	5 338.5	4 955.8
Other non-current liabilities		1 049.2	983.8	414.7	320.8
Total non-current liabilities		10 456.7	10 233.1	8 296.9	7 693.4
Current interest-bearing debt		2 215.5	271.4	377.8	319.4
Other current liabilities		4 104.4	3 328.1	2 954.1	3 080.8
Total current liabilities		6 319.9	3 599.5	3 331.9	3400.2
Liabilites held for sale	7	214.6	0.0	0.0	0.0
Total equity and liabilities		30 082.5	26 231.7	23 317.4	21 803.4

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

(UNAUDITED)

NOK million	Q3. 13	Q3. 12	YTD Q3. 13	YTD Q3. 12	2012
Earnings before taxes (EBT)	556.9	-98.9	1 811.4	275.9	789.2
Interest expence	166.3	92.0	445.6	281.8	382.8
Currency effects	105.6	-154.2	285.2	-400.2	-523.3
Other financial items	7.1	162.5	88.8	356.2	320.0
Fair value adjustment and onerous contracts	-4.1	85.4	-688.2	32.8	-344.1
Income/loss from associated companies	-48.3	-30.3	-105.4	-57.9	-88.3
Depreciation and impairment losses	186.0	170.3	535.5	510.1	677.7
Change in working capital	-349.7	36.6	-550.9	845.7	472.4
Taxes paid	-19.7	-19.3	-46.5	-100.5	-122.8
Restructuring & other non-operational items	-39.0	-3.7	267.7	-11.7	-15.0
Other adjustments	-1.7	-3.5	-10.2	-10.4	4.3
Cash flow from operations	559.4	236.9	2 033.0	1 721.8	1 552.9

Proceeds from sale of fixed assets	5.9	6.5	19.1	69.0	70.6
Payments made for purchase of fixed assets	-460.4	-176.0	-1 329.8	-492.6	-732.9
Proceeds from associates and other investments	0.6	6.6	225.3	35.4	124.3
Purchase of shares and other investments(2)	275.8	0.0	-525.6	-6.8	-519.6
Cash flow from investments	-178.1	-162.9	-1 611.0	-395.0	-1 057.6

Proceeds from convertible bond	-1.0	0.0	2 673.7	0.0	0.0
Proceeds from new interest-bearing debt	2.3	0.0	1 252.3	0.0	12.2
Down payment of interest-bearing debt	-224.7	-105.3	-3 183.5	-1 243.9	-796.6
Net interest and financial items paid	-115.7	-89.4	-368.8	-239.0	-302.3
Realised currency effects	55.0	55.3	200.3	135.8	209.9
Net equity paid-in	0.0	0.0	0.0	0.0	425.0
Dividend paid to owners of Marine Harvest ASA	-201.4	0.0	-549.2	0.0	0.0
Transactions with treasury shares	0.2	0.0	0.2	0.0	0.0
Cash flow from financing	-485.3	-139.4	25.0	-1 347.1	-451.8

Change in cash in the period	-104.0	-65.4	447.0	-20.3	43.5

Cash—opening balance(1)	803.7	254.8	246.0	213.1	213.2
Currency effects on cash—opening balance	2.8	-4.3	9.5	-7.7	-10.6
Cash—closing balance(1)	702.5	185.1	702.5	185.1	246.1

(1)
Excluded restricted cash

(2)
Included cash received from Morpol-aquisition: NOK 275.9 million

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

	Attributable to owners of Marine Harvest ASA
2013 NOK million	Share capital	Share premium reserve	Other equity reserves	Retained earnings	Total	Non- controlling interests	Total equity
Equity 01.01.2013	2 811.3	779.0	-692.8	8 722.2	11 619.7	69.0	11 688.7
Comprehensive income
Profit				1 221.1	1 221.1	9.8	1 230.9
Other comprehensive income			499.7	7.3	507.0	3.7	510.7
Transactions with owners
Acquisition of non-controlling interest					0.0	-74.1	-74.1
Non-controlling interest arising on a business combination					0.0	294.5	294.5
Share based payment expense			2.6		2.6		2.6
Transactions with treasury shares				0.2	0.2		0.2
Dividends				-562.2	- 562.2		-562.2
Total equity 30.09.2013	2 811.3	779.0	- 190.5	9 388.6	12 788.4	302.9	13 091.3

	Attributable to owners of Marine Harvest ASA
2012 NOK million	Share capital	Share premium reserve	Other equity reserves	Retained earnings	Total	Non- controlling interests	Total equity
Equity 01.01.2012	2 685.9	54.9	- 264.6	8 290.2	10 766.4	75.8	10 842.2
Comprehensive income
Profit				408.5	408.5	4.1	412.6
Other comprehensive income			-428.2	23.5	- 404.7	-4.0	-408.7
Transactions with owners
Issue of shares	125.4	724.1			849.5		849.5
Acquisition of non-controlling interest					0.0	-6.9	-6.9
Total equity 31.12.2012	2 811.3	779.0	- 692.8	8 722.2	11 619.7	69.0	11 688.7

        Other equity reserves consists of cash low hegde reserve, interest swap hedge reserve and foreign currency transation reserve.

        For further information related to share capital, reference is made to note 11.

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS

Note 1 GENERAL INFORMATION

        Marine Harvest (the Group) consists of Marine Harvest ASA and its subsidiaries, including the Group's interests in associated companies.

        This interim report has not been subject to any external audit.

        These interim financial statements are prepared in accordance with International Financial Reporting Standards and interpretations (IFRS), as issued by the International Accounting Standards Board (IASB), including International Accounting Standard 34, Interim Financial Reporting. The quarterly report does not include all information and disclosures required in the annual financial statements and should be read in conjunction with the 2012 Annual Report.

Note 2 ACCOUNTING PRINCIPLES

        All significant accounting principles applied in the consolidated financial statement are described in the Annual Report 2012. In 2013 the Group will in addition apply IAS 23 Borrowing costs related to the building of the Fish Feed Factory.

        The Group has changed the principle for recognition of interest rate swaps considered to qualify for hedge accounting. The change in fair value of swaps qualifying for hedge accounting will, starting in 2013, be recognised as other comprehensive income and not as other financial items. The change in fair value of interest rate swaps which, following evaluation, do not qualify for hedge accounting, will be recognised as other financial items. The realised gains or losses will affect profit and loss as an adjustment to the interest expense.

        New standards and amendments adopted by the Group in 2013:

        *Amendments to IAS 1—Presentation of financial statements:

        Presentation of groups of items in other comprehensive income (OCI) based on whether the items can be reclassified (or recycled) to profit or loss at a future point in time. The amendment affects presentation only.

IFRS 10 Consolidated financial statements

        IFRS 10 replaces parts of IAS 27 and SIC 12, and establishes a single control model that applies to all entities including special purpose entities. The change in IFRS 10 will require management to exercise significant judgment to determine which companies are controlled, and therefore, are required to be consolidated by a parent. The Group has concluded that IFRS 10 does not impact on the Groups financial statements. The Group applied IFRS 10 in the interim reports in 2013, and will apply IFRS 10 in the annual financial statements for 2013.

IFRS 12 Disclosure of interest in other entities

        IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28 Investment in Associates. A number of new disclosures are required. The full impact of IFRS 12 is yet to be assessed, but any additional disclosures will be included in the annual financial statements for 2013. The Group will apply IFRS 12 in the annual financial statements for 2013.

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS (Continued)

Note 2 ACCOUNTING PRINCIPLES (Continued)

        *Amendments to IAS 19—Employee benefits:

        The impact for the Group will be that all actuarial gains and losses will be recognised in OCI and not in profit or loss. As defined benefit plans not are material for the Group, these changes will be recognised in the fourth quarter only.

        *IFRS 13—Fair value measurement:

        IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. The application of IFRS 13 has not impacted the fair value measurements carried out by the Group. Extended disclosures are included for shares in Morpol ASA (note 7), biological assets (note 5) and Convertible bonds (note 9).

Note 3 ESTIMATES AND RISK EXPOSURE

        The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting principles and recognised amounts of assets, liabilities, income and expenses. The most significant estimates relate to the valuation of biological assets and some financial instruments, which are measured at fair value. Estimates and underlying assumptions are reviewed on an ongoing basis, and are based on the management's best assessment at the time of reporting. All changes in estimates are reflected in the financial statements as they occur. The accounting estimates are described in Note 3 to the financial statements in the 2012 Annual Report.

        Marine Harvest is exposed to a number of operational and financial risk factors. The main operational risk factors are the development in the salmon price, biological risk linked to the salmon farming operations, the development in the salmon feed prices and feed utilisation and regulatory risk. Financially, the main risk factors are linked to general fluctuations in interest rates and exchange rates, credit risk and liquidity risk.

        All risk factors are described in the 2012 Annual Report.

Note 4 BUSINESS SEGMENTS

        Marine Harvest is organised in two business areas, Sales and Marketing and Farming. Fish Feed production will be a separate business area, but the operational activity has not yet started.

        The performance of the Farming and Sales and Marketing business areas are monitored to reach the overall objective of maximising the Operational EBIT per kg. Consequently, external reporting will be focused towards measuring and illustrating the overall profitability of harvested volume based on source of origin (Operational EBIT/kg).

        The same accounting principles as described for the Group financial statements have been applied for the segment reporting. Inter-segment transfers or transactions are entered into under normal commercial terms and conditions, and the measurement used in the segment reporting is the same as used for the actual transactions.

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS (Continued)

Note 4 BUSINESS SEGMENTS (Continued)

		Sales and Marketing
BUSINESS AREAS NOK million	Farming	MH Markets	MH VAP Europe	Other	Eliminations	TOTAL
Q3. 13
External revenue	81.7	3 193.2	1 018.5	13.5	0.0	4 306.9
Internal revenue	2 965.9	437.3	15.3	48.8	-3 467.3	0.0

Operational revenue	3 047.6	3 630.5	1 033.8	62.3	-3 467.3	4 306.9
Change in unrealised salmon derivatives	0.0	0.0	0.0	-3.3	0.0	-3.3

Revenue in profit and loss	3 047.6	3 630.5	1 033.8	59.0	-3 467.3	4 303.6

Operational EBITDA	866.8	115.9	9.1	-18.5	0.0	973.3

Operational EBIT	711.8	112.0	-10.5	-20.7		792.6
Change in unrealised salmon derivatives	0.0	0.0	0.0	-3.3		-3.3
Fair value adjustment on biological assets	-114.7	0.0	0.0	2.1		-112.6
Onerous contracts provision	116.7	0.0	0.0	0.0		116.7
Restructuring cost	-0.5	0.0	0.0	0.0		-0.5
Income from associated companies	48.3	0.0	0.0	0.0		48.3
Impairment losses	-4.7	0.0	-0.5	0.0		-5.2

EBIT	756.8	112.0	-11.0	-21.9		835.9

Q3. 12
External revenue	85.3	2 626.9	911.3	23.3	0.0	3 646.8
Internal revenue	2 414.9	406.2	0.2	7.7	-2 829.0	0.0

Operational revenue	2 500.2	3 033.1	911.5	31.0	-2 829.0	3 646.8
Change in unrealised salmon derivatives	0.0	0.0	0.0	-13.5	0.0	-13.5

Revenue in profit and loss	2 500.2	3 033.1	911.5	17.6	-2 829.0	3 633.3

Operational EBITDA	172.0	85.2	18.3	-34.5	0.0	241.1

Operational EBIT	27.6	82.2	-0.1	-36.5		73.3
Change in unrealised salmon derivatives	0.0	0.0	0.0	-13.5		-13.5
Fair value adjustment on biological assets	-81.2	0.0	0.0	-3.9		-85.1
Onerous contracts provision	-0.3	0.0	0.0	0.0		-0.3
Restructuring cost	-0.8	0.0	0.0	0.0		-0.8
Income from associated companies	27.4	0.0	2.9	0.0		30.3
Impairment losses	-1.4	0.0	-1.1	0.0		-2.5

EBIT	-28.7	82.2	1.8	-53.9		1.4

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS (Continued)

Note 4 BUSINESS SEGMENTS (Continued)

		Sales and Marketing
BUSINESS AREAS NOK million	Farming	MH Markets	MH VAP Europe	Other	Eliminations	TOTAL
YTD Q3. 13
External revenue	220.3	9 270.0	2 956.8	39.8	0.0	12 486.9
Internal revenue	8 509.0	1 274.3	27.0	61.2	-9 871.5	0.0

Operational revenue	8 729.3	10 544.3	2 983.8	101.0	-9 871.5	12 486.9
Change in unrealised salmon derivatives	0.0	0.0	0.0	-17.7	0.0	-17.7

Revenue in profit and loss	8 729.3	10 544.3	2 983.8	83.3	-9 871.5	12 469.2

Operational EBITDA	2 527.2	251.9	35.3	-110.9	0.0	2 703.4

Operational EBIT	2 073.6	241.1	-21.1	-117.7		2 175.8
Change in unrealised salmon derivatives	0.0	0.0	0.0	-17.7		-17.7
Fair value adjustment on biological assets	668.8	0.0	0.0	1.7		670.6
Onerous contracts provision	17.6	0.0	0.0	0.0		17.6
Restructuring cost	-0.5	-32.7	-205.1	0.0		-238.4
Other non-operational items	-74.4	0.0	0.0	0.0		-74.4
Income from associated companies	105.4	0.0	0.0	0.0		105.4
Impairment losses	-3.7	-3.5	-0.5	-0.2		-7.9

EBIT	2 786.8	204.9	-226.7	-133.9		2 631.0

YTD Q3. 12
External revenue	286.6	8 351.5	2 793.9	66.0	0.0	11 498.0
Internal revenue	7 600.9	1 117.9	10.0	38.7	-8 767.6	0.0

Operational revenue	7 887.5	9 469.4	2 803.9	104.7	-8 767.6	11 498.0
Change in unrealised salmon derivatives	0.0	0.0	0.0	-86.8	0.0	-86.8

Revenue in profit and loss	7 887.5	9 469.4	2 803.9	18.0	-8 767.6	11 411.3

Operational EBITDA	829.3	283.5	44.2	-70.8	0.0	1 086.2

Operational EBIT	392.8	274.8	-10.5	-77.3		579.9
Change in unrealised salmon derivatives	0.0	0.0	0.0	-86.8		-86.8
Fair value adjustment on biological assets	-46.1	0.0	0.0	-5.5		-51.5
Onerous contracts provision	18.7	0.0	0.0	0.0		18.7
Restructuring cost	-0.8	0.0	0.0	0.0		-0.8
Income from associated companies	55.0	0.0	2.9	0.0		57.9
Impairment losses	-2.1	0.0	-1.6	0.0		-3.7

EBIT	417.6	274.8	-9.2	-169.5		513.7

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS (Continued)

Note 5 SPECIFICATIONS OF BIOLOGICAL ASSETS

NOK million	MH Norway	MH Scotland	MH Canada	MH Chile	Morpol	Other	TOTAL
Fair value adjustment on biological assets in profit and loss
Q3. 2013	-20.7	-46.2	-29.8	7.9		-23.8	-112.6
Q3. 2012	198.7	-68.0	-109.8	-68.0		-38.0	-85.1
YTD Q3. 2013	243.6	84.7	195.2	128.3		18.8	670.6
YTD Q3. 2012	278.8	-149.2	-64.3	-90.1		-26.7	-51.5
2012	495.0	-11.5	-23.2	-74.8		-35.3	350.2
Biomass in sea (1 000 tonnes)
30.09.2013 Marine Harvest							249.7
30.09.2013 Morpol—continued operations							10.9
30.06.2013							201.5
31.12.2012							240.6
Fair value of biological assets in financial position
30.09.2013
Fair value adjustment on biological assets	944.9	259.9	177.4	88.4	63.1	51.8	1 585.4
Biomass at cost							6 569.7

Biological assets							8 155.1

30.06.2013
Fair value adjustment on biological assets	965.6	291.2	213.4	82.7		77.0	1 630.0
Biomass at cost							5 413.7

Biological assets							7 043.7

31.12.2012
Fair value adjustment on biological assets	701.3	160.4	-16.0	-40.8		30.9	835.7
Biomass at cost							5 372.1

Biological assets							6 207.9

Change in carrying amount of biological assets
Carrying amount 1.7.2013							7 043.7
Purchases							2 659.6
Change in fair value							-112.6
Mortality for fish in sea							-52.2
Cost of harvested fish							-1 770.4
Assets aquired from Morpol—continued operations							338.9
Currency translation differences							48.0

Carrying amount 30.09.2013							8 155.1

Price sensitivities effect on fair value—(salmon only)
The sensitivities are calculated based on a NOK 2 increase of the price in all markets (fish between 1-4 kg is measured proportonately based on their level of completion).	197.3	27.8	26.0	44.3	14.6	12.3	322.3

        Biological assets are, in accordance with IAS 41, measured at fair value, unless the fair value cannot be measured reliably. Broodstock, smolt and live fish below 1 kg are measured at cost less impairment losses, as the fair value cannot be measured reliably.

        Biomass beyond this is measured at fair value in accordance with IFRS 13, and the measurement is categorised into Level 3 in the fair value hierarchy, as the input is unobservable input. Live fish over 4 kg are measured to full net value, while a proportionate expected net profit at harvest is incorporated for live fish between 1 kg and 4 kg. The valuation is completed for each business unit based on a model and basis for assumptions supplied by corporate. All assumptions are subject to quality assurance and analysis on a monthly basis from a corporate level.

        The valuation is based on an income approach and takes into consideration unobservable input based on biomass in sea for each sea water site, estimated growth rate on site level, mortality in the

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS (Continued)

Note 5 SPECIFICATIONS OF BIOLOGICAL ASSETS (Continued)

business unit, quality of the fish going forward, costs and market price. Special assessment is performed for sites with high/low performance due to disease or other special factors. The market prices are set for each business unit, and are derived from observable market prices (when available), achieved prices and development in contract prices.

Note 6 EXCEPTIONAL ITEMS

NOK million	Q1. 13	Q2. 13	Q3. 13	YTD Q3. 13
Exceptional items
Sea lice mitigation in MH Norway	30.4	29.7	32.0	92.1
Exceptional mortality in MH Norway	1.8	4.3	8.9	15.0
Discards and claims from Kudoa in MH Canada	6.1	4.4	4.0	14.5
Mortality in MH Chile	3.0	7.8	6.8	17.6
Exceptional mortality in MH Ireland			32.7	32.7

Exceptional items in operational EBIT	41.3	46.2	84.4	171.9

        The note summarises elements affecting Operasjonell EBIT in the Statement of comprehensive income that management considers exceptional relative to the underlying operations. The elements for the current quarter is commented on in the chapters for each operating unit.

Note 7 SHARES IN MORPOL ASA and ASSETS HELD FOR SALE

        In December 2012 Marine Harvest ASA acquired 48.5% of the shares in Morpol ASA at NOK 11.50 per share. In January 2013 Marine Harvest ASA submitted a mandatory offer for the remaining shares in Morpol ASA at NOK 11.50 per share. The result of the offer was that Marine Harvest ASA acquired additional 38.6% of the shares in Morpol ASA. The total ownership in Morpol ASA is 94.3% as of October 31, 2013.

        Morpol ASA is listed on the Oslo Stock Exchange and is a world leader in value added processing. The purchase of Morpol is in line with the Marine Harvest's strategy of forming a world leading integrated protein group. The Morpol acquisition will further strengthen the Group's capacity for processed salmon products in several markets where Marine Harvest previously not has been very active.

        On 30 September 2013 the acquisition was approved by the competition authorities in EU. The approval from the Anti-monopoly committee in Ukraine is still pending, but given that Morpol historically has not been active in Ukraine, a right to consummate the transaction has been granted subject to certain terms. Marine Harvest has therefore consolidated Morpol ASA into the Marine Harvest Group as of 30 September 2013.

        A preliminary purchase price allocation has been carried out. The initial accounting is not yet completed, and the fair value of assets acquired and liabilities assumed are provisional, and will be further evaluated. The provisional aggregated goodwill of NOK 107 million recognised arises from a number of factors such as expected synergies through combining highly skilled workforces, obtaining economies of scale and of forming a world leading integrated protein group.

        The table below summarises the consideration paid for Morpol ASA, and the preliminary assessed fair value of the assets acquired and liabilities assumed, recognised at the acquisition date 30 September 2013.

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS (Continued)

Note 7 SHARES IN MORPOL ASA and ASSETS HELD FOR SALE (Continued)

        Acquisition-related costs of NOK 12.2 million have been recognised as other operating expenses in the consolidated statement of comprehensive income.

Recognised amounts of identifiable assets required and liabilities assumed	NOK million
Provisional fair value
Licenses	448.7
Other intangible assets	266.2
Property, plant and equipment	1 215.4
Inventories and biological assets	648.2
Other assets	702.0
Cash and cash equivalents	276.9
Long-term interest bearing debt	-18.2
Short-term interest bearing debt	-1 939.8
Other liabilities	-537.8

Total identifiable net assets	1 061.6
Assets held for sale, net	809.1
Non-controlling interests	-294.7
Goodwill	106.7

Cash consideration	1 682.7

        If Morpol ASA had been consolidated from 1 January 2013, the consolidated statement of comprehensive income for the nine months ended 30 September 2013 would show pro-forma revenue of NOK 15 485 million and pro-forma profit of NOK 1 203 million, inclusive discontinued operations.

        Morpol's subsidiaries relating to farming of other species than salmon, in Belize and Vietnam, will be sold no later than 2 months after the approval of the transaction by the European commission. These assets are classified as "Assets/Liabilities held for sale" in Marine Harvests consolidated financial position as of 30 September 2013, and are measured at fair value.

        As remedies for the Competition approval of the purchase, Marine Harvest has agreed to divest the farming capacity in Shetland (11 000 tonnes) and Orkney Islands (7 000 tonnes). Furthermore, the company has agreed to divest freshwater capacity and primary processing plants in the same areas. These assets and related liabilities are classified as "Assets held for sale" in Marine Harvests consolidated financial position as of 30 September 2013. The assets and liabilities are measured at carrying amount, which is considered to be an approximation to fair value less cost to sell.

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS (Continued)

Note 8 FINANCIAL ITEMS

NOK million	Note	Q3. 13	Q3. 12	YTD Q3. 13	YTD Q3. 12	2012
Interest expense		-166.3	-92.0	-445.6	-281.8	-382.8
Currency effects on interest-bearing debt		-139.5	54.3	-415.4	206.3	206.9
Currency effects bank, trade receivables and trade payables		13.7	13.5	68.0	-34.7	1.5
Gain/loss on short-term transaction hedges		8.4	11.1	1.5	29.8	38.8
Realised gain/loss on long-term cash flow hedges		11.7	75.3	60.7	198.9	276.1
Net currency effects		-105.6	154.2	-285.2	400.2	523.3
Interest income		6.6	2.0	15.2	7.5	-0.9
Gain/loss on salmon derivatives		0.8	0.0	3.3	0.0	0.0
Change in fair value of financial instruments		2.9	-65.6	-30.0	-156.6	-145.0
Change in fair value conversion liability components	9	-30.0	-68.6	-218.7	-219.8	-305.3
Change in fair value other shares		12.9	-31.4	11.8	12.8	3.8
Dividends and gain/loss on sale of other shares		0.1	3.6	133.4	3.8	135.6
Net other financial items		-0.4	-2.4	-3.8	-4.0	-8.2
Other financial items		-7.1	-162.5	-88.8	-356.2	-320.0
Total financial items		-279.0	-100.3	-819.6	-237.8	-179.5

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS (Continued)

Note 9 CONVERTIBLE BONDS

	Statement of financial position			Statement of comprehensive income
NOK million	Non-current interest- bearing debt	Conversion liability 2010-bond	Conversion liability 2013-bond	Interest expenses	Net currency effects	Other financial items
Initial recognition
2010-bond—EUR 225 mill	1 541.3	259.7
2013-bond—EUR 350 mill	2 267.1		378.0
Subsequent measurement
Interest and currency effects	-8.9			- 356.3	146.7
Change in fair value of conversion liability component		69.8				- 69.8

Net recognised 2010 - 2012				- 356.3	146.7	- 69.8

Recognised 2013
Q1 and Q2 2013
Interest and currency effects	216.1			-91.0	- 176.4
Change in fair value of conversion liability component		179.6	9.2			- 188.8
Q3.2013
Redeemed bond	- 0.8	- 0.2
Coupon interest				- 42.6
Amortised interest	33.7			- 33.7
Currency effects	112.2				- 112.2
Change in fair value of conversion liability components		18.6	11.3			- 29.9

Net recognised end of period 2013	4 160.7	527.5	398.5	- 167.3	- 288.6	- 218.7

        Marine Harvest ASA issued a EUR 350 million convertible bond 1 May 2013, with a coupon interest of 2.375%. The bond matures in 2018 at the nominal value of EUR 350 million or can be converted into shares at the holder's option. The value of the debt liability component and conversion liability component were determined at issuance of the bond. The fair value of the debt liability component was calculated using a market interest rate for an equivalent, non-convertible bond. The residual amount was the fair value of the conversion liability component at initial recognition.

        Subsequent to initial recognition the conversion liability components are measured at fair value in accordance with IFRS 13. The measurement is categorised into Level 3 in the fair value hierachy, as some input is unobservable. The valuations are performed using Black-Scholes valuation model for option valuation, with quoted prices for share value, exchange rate and risk free interest rate, and unobservable input for volatility.

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS (Continued)

Note 9 CONVERTIBLE BONDS (Continued)

Sensitivity analyses conversion liability components:

	NOK million
	2010-bond	2013-bond
A 10% increase in share price	713.6	516.5
A 10% increase in exchange rate EUR/NOK	412.8	333.8
A 0.50% point increase in risk free interest rate	5362	415.1

        The carrying amounts of the debt liaibility component of the convertible bonds are classified as non-current interest-bearing debt, and the conversion liability components are classified as other non-current interest-free liabilities in the statement of financial position. All profit and loss elements related to the convertible bonds, are included in the specification of financial items in note 8.

Note 10 EARNINGS PER SHARE

        Basic Earnings per share (EPS) is calculated on the weighted average number of shares outstanding during the period.

        Convertible bonds that are "in the money" are considered to have a dilutive effect if EPS is reduced when assuming a full conversion into shares at the beginning of the period and reversing all its effects on earnings for the period. On the other hand, if the effect of the above increases EPS, the bond is considered anti-dilutive, and is then not included in diluted EPS. The adjustments to earnings are interest expenses, currency gains/losses and changes in fair value of equity conversion option, adjusted for estimated taxes.

        The equity conversion option on the 2010 convertible bond was "in the money" at the end of the reporting period, but the effect on EPS was anti-dilutive, and the convertible bond is therefore not included in diluted EPS.

        The equity conversion option on the 2013 convertible bond was not "in the money" at the end of the reporting period, and a dilution effect has not calculated.

Note 11 SHARE CAPITAL

		NOK million
	No of shares	Share capital	Share premium reseve
Share Capital
Issued at the beginning of 2013	3 748 341 597	2 811.3	779.0
Share capital end of period	3 748 341 597	2 811.3	779.0

			Cost

Treasury Shares
Treasury shares at the beginning of 2013	409 698		2.8
Treasury shares end of period	409 698		2.8

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS (Continued)

Note 12 SHAREHOLDERS

Overview of the major shareholders at 30.09.2013 Name of shareholder	No. of shares	%
Geveran Trading CO LTD	920 481 234	24.56%
Folketrygdfondet	337 087 688	8.99%
Lansdowne Developed Markets Master	127 043 913	3.39%
Geveran Trading CO LTD	123 480 400	3.29%
Morgan Stanley & CO Internat. PLC	118 961 578	3.17%
Clearstream Banking S.A.	105 516 056	2.82%
State Street Bank and Trust CO	95 017 509	2.53%
The Bank of New York Mellon SA/NVT	52 166 748	1.39%
State Street Bank and Trust CO	50 153 331	1.34%
DNB NOR Bank ASA	48 347 648	1.29%
Verdipapirfondet DNB Norge (IV)	42 113 044	1.12%
Varma Mutual Pension Insurance	39 400 000	1.05%
State Street Bank and Trust CO	37 004 807	0.99%
Statoil Pensjon	36 695 509	0.98%
Verdipapirfondet DNB Norge Selektiv	32 305 983	0.86%
Danske Invest Norske Instit.II.	32 036 466	0.85%
Skandinaviska Enskilda Banken AB	31 395 247	0.84%
JPMorgan Chase Bank N.A. London	30 139 112	0.80%
West Coast Invest AS	30 012 000	0.80%
The Bank of New York Mellon	26 146 179	0.70%
Total 20 largest shareholders	2 315 504 452	61.77%

Total other	1 432 837 145	38.23%
Total number of shares	3 748 341 597	100.00%

        Geveran Trading CO Ltd, which is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, has purchased 9 110 312 shares at a price of NOK 6.1844 per share 22.07.2013, 19 688 020 shares at a price of NOK 5.9725 per share 29.07.2013, 30 000 000 shares at a price of NOK 5.9086 per share 22.08.2013, 20 000 000 shares at a price of NOK 5.6979 per share 29.08.2013, 5 000 000 shares at a price of NOK 5.7967 per share 05.09.2013 and 16 500 000 shares at a price of NOK 5.9195 per share 11.09.2013. Geveran Trading's affiliated ownership in Marine Harvest ASA is following these transactions 1 173 531 634 shares , constituting 31.31 percent of the issued share capital.

        In addition Geveran Trading Co LTD has TRS agreements relating to 70 million shares in Marine Harvest ASA. The expiration of the TRS agreements is 20.01.2014. The exercise price on the agreements is NOK 7.0258 per share.

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS (Continued)

Note 13 SHARE PRICE DEVELOPMENT

  Share price development at Oslo Stock Exchange (ticker MHG)